Filed pursuant to Rule 424(b)(3)

Registration No. 333-135172

Prospectus

CRC Health Corporation

Offer to Exchange

$200,000,000 Principal Amount of our

10 3/4% Senior Subordinated Notes due February 1, 2016,

which have been registered under the Securities Act of 1933, as amended,

for all our outstanding

10 3/4% Senior Subordinated Notes due February 1, 2016

Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, our new 10 3/4% Senior Subordinated Notes due February 1, 2016, which we refer to as the exchange notes, for all of our outstanding 10 3/4% Senior Subordinated Notes due February 1, 2016, which we refer to as the old notes, and together with the exchange notes, the notes. We are also offering the subsidiary guarantees of the exchange notes, which are described in this prospectus. The terms of the exchange notes are identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933, as amended, and therefore, are freely transferable. We will pay interest on the notes on February 1 and August 1 of each year. The notes will mature on February 1, 2016.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on September 7, 2006, unless extended.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

You should consider carefully the risk factors beginning on page 17 of this prospectus before participating in the exchange offer.

Neither the United States Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 8, 2006

The exchange notes are not registered under the securities laws of any state. This exchange offer is not being made to, and we will not accept surrenders for exchange from, holders of the old notes in any jurisdiction in which the exchange offer or its acceptance would not comply with the securities or blue sky laws of that jurisdiction.

All resales must be made in compliance with state securities or blue sky laws. Compliance with these laws may require that the exchange notes be registered or qualified in a state or that the resales be made by or through a licensed broker-dealer, unless exemptions from these requirements are available. We assume no responsibility for compliance with these requirements.

Any requests for business and financial information incorporated but not included in this prospectus should be directed to Pamela B. Burke, CRC Health Corporation, 20400 Stevens Creek Boulevard, Suite 600, Cupertino, CA 95014 (Telephone: (877) 272-8668). You should request this information at least five days in advance of the date on which you expect to make your decision with respect to the exchange offer. In any event, you must request this information prior to September 2, 2006.

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PROSPECTUS SUMMARY

This summary contains basic information about CRC Health Corporation and the exchange offer. It likely does not contain all the information that is important to you. You should read the entire prospectus, including the financial data and related notes, before deciding to participate in the exchange offer. As used in this prospectus, and unless otherwise stated, references to “CRC Health Corporation,” “our company,” “we,” “us” and “our” refer to CRC Health Corporation and its consolidated subsidiaries. In addition, unless otherwise noted, references to “EBITDA,” “Adjusted EBITDA,” “pro forma” and other financial terms have the meanings set forth under “—Summary Historical and Unaudited Pro Forma Consolidated Financial Information and Other Data.”

Our Business

We are a leading provider of substance abuse treatment services in the United States. We also provide treatment services for other addiction diseases and behavioral disorders such as eating disorders. We deliver our services through our residential treatment facilities and through our outpatient opiate treatment clinics, which we refer to as our residential and opiate treatment divisions. As of March 31, 2006, we operated 89 facilities in 21 states and treated approximately 22,700 patients per day, which we believe makes us the largest and most geographically diversified for-profit provider of substance abuse treatment services in the United States. Since our inception in 1995, we believe that we have developed a reputation for outstanding clinical care and as a result have become a provider of choice throughout the communities we serve.

Our unique business model provides us with competitive and financial advantages. We benefit from an attractive payor mix, with approximately 75% of our revenue for the year ended December 31, 2005 generated from non-governmental sources, including 54% from self payors and 21% from commercial payors. We receive most of our self pay revenue in advance or upon completion of treatment, which contributes to low receivables balances and minimal reimbursement risk. We also have highly diversified revenue streams that are not dependent on any single facility, payor or referral source, which we believe adds to the stability of our business. In 2005, on a pro forma basis, our top five facilities generated 33.5% of total net revenue, and no single commercial payor contract made up more than 1.7% of total net revenue. In addition, no single referral source resulted in a significant portion of our revenues. Our large third party payor network of approximately 750 payors allows us to maintain strong referral conversion rates at our facilities. Finally, our minimal maintenance capital expenditure requirements allow for a significant portion of our cash flow to be available for debt service and investment in our business.

Residential Treatment Division

Our residential treatment division primarily treats, both on an inpatient and outpatient basis, chronic addiction diseases including a broad range of drug and alcohol addictions and certain behavioral disorders such as eating disorders. We believe we are the largest for-profit provider of residential substance abuse treatment services in the United States with respect to number of patients treated on a daily basis (approximately 1,200 patients), number of facilities (a total of 39 in ten states, of which 21 are inpatient facilities and 18 are outpatient facilities) and number of available beds (1,371) as of March 31, 2006. Our treatment programs, including those at the nationally renowned Sierra Tucson and The Life Healing Center residential facilities, provide detoxification, counseling programs, education, lectures and group therapy.

Our inpatient services are provided to patients in a peaceful setting that is removed from the pressures, pace and temptations of a patient’s everyday life. Our inpatient facilities house and care for patients over an extended period (21 days on average) and generally draw patients from a broad regional market. Our outpatient programs are conducted at either free-standing facilities, which are primarily located in urban areas and are convenient for the patient, or in a designated space at our inpatient facilities. Our residential treatment facilities deliver care at various levels of intensity, which allows us to facilitate effective treatment for different patient needs. Our facilities are staffed by experienced and capable healthcare professionals, with the executive directors having on average over 22 years of experience in healthcare and over ten years tenure at the treatment facility they currently manage. Our residential treatment facilities benefit from the large and well-established referral base that we have developed over the long operating histories of many of our facilities. Self payors and commercial payors represented approximately 70% of our residential treatment division revenues for the year ended December 31, 2005. On average, our inpatient residential treatment facilities have been operating for over 18 years and we believe that this long-term presence in combination with our strong referral base, excellent service and commitment to high quality treatment has led to the high number of patient referrals we received in 2005.

Opiate Treatment Division

Our opiate treatment division provides services to individuals addicted to opiates, including heroin and prescription painkillers such as oxycodone. We believe we are the largest for-profit provider of opiate treatment services in the United States with respect to number of patients treated on a daily basis (approximately 21,500 patients) and number of clinics (50) as of March 31, 2006. In the 17 states in which we operate, our clinics are generally located within light commercial districts, often within strip malls or medical office buildings. Our treatment services include medication assisted treatment, counseling, laboratory work, physical examinations and ongoing monitoring of patients. The length of treatment differs from patient to patient, but typically ranges from one to three years, resulting in a high percentage of our opiate treatment revenue being recurring in nature.

Our opiate treatment division has a very attractive payor mix, with 82% of revenue derived from self pay patients for the year ended December 31, 2005, virtually all of which is paid in advance or at the time of treatment, resulting in low receivables balances and minimal reimbursement risk. In addition, the large scale of our clinics allows us to achieve highly attractive economics and provides us a competitive advantage in the industry. In 2005, our opiate treatment clinics had an annual average daily census (approximately 428 patients) that was approximately twice that of the 2004 industry average (approximately 210 patients) in the United States, which we believe allows us to operate more efficiently than our competitors.

The Transactions

On October 8, 2005, we entered into a merger agreement pursuant to which CRCA Merger Corporation merged with and into our company, with our company continuing as the surviving corporation and an indirect subsidiary of CRCA Holdings, Inc., or Holdings. CRCA Merger Corporation and Holdings are Delaware corporations formed by investment funds managed by Bain Capital Partners, LLC for the purpose of engaging in the merger and the other related transactions described in this prospectus. On February 6, 2006, immediately following our merger with CRCA Merger Corporation, we merged our operating subsidiary, CRC Health Corporation, with and into our company and renamed the surviving entity as CRC Health Corporation. In connection with the merger, Holdings changed its name to CRC Health Group, Inc. We refer to the mergers and the related transactions, including the offer and sale of the old notes, the borrowings under our new senior secured credit facility and the repayment of our then-existing indebtedness as the Transactions.

Upon the consummation of the Transactions on February 6, 2006, all of our issued and outstanding capital stock was held indirectly by Holdings. Investment funds managed by Bain Capital Partners, LLC control us through their ownership of Holdings. Those investment funds, together with certain members of our management who exchanged, or rolled, a portion of their pre-merger equity for an interest in Holdings, own all of the outstanding equity securities of Holdings. For a more complete description of the Transactions, see “The Transactions.”

Our Sponsor

Bain Capital, LLC is a global private investment firm whose affiliated entities manage a number of pools of capital including private equity (“Bain Capital Partners”), venture capital, public equity, global macro, and high-yield and mezzanine debt with more than $38 billion in assets under management as of April 2006. Since 1984, Bain Capital Partners has made private equity investments in over 200 companies around the world, partnering with strong management teams to grow businesses and create operating value. Bain Capital Partners has deep experience in a variety of industries and a team of over 120 private equity professionals dedicated to investing in and supporting its portfolio companies. Headquartered in Boston, Bain Capital, LLC has offices in New York, London, Munich, Hong Kong, Shanghai and Tokyo.

Recent Developments

On July 27, 2006 we signed a definitive agreement to purchase substantially all of the assets of National Treatment Network, LLC and its subsidiary entities (“NTN”) for approximately $10.8 million in cash. NTN owns and operates several opiate treatment clinics in Oregon. This acquisition is intended to provide expansion of our opiate treatment division into a new geographic region.

On June 23, 2006 we signed a definitive agreement to purchase substantially all of the assets of New Life Lodge, Inc. for approximately $3.8 million in cash. New Life Lodge, located in Tennessee, is a residential treatment center that provides treatment services similar to our residential treatment division services. This acquisition is intended to provide expansion into a new geographic region.

On April 14, 2006, we acquired substantially all of the assets of Center for Hope of the Sierras, LLC for a cash purchase price of $3.4 million. Center for Hope of the Sierras, located in Reno, NV, is a residential center specializing in the treatment of anorexia, bulimia and related eating disorders.

The Exchange Offer

On February 6, 2006, we completed an offering of $200.0 million in aggregate principal amount of 10 3/4% Senior Subordinated Notes due February 1, 2016, which was exempt from registration under the Securities Act of 1933, as amended, or the Securities Act.

If we and the subsidiary guarantors are not able to effect the exchange offer contemplated by this prospectus, we and the subsidiary guarantors will use reasonable best efforts to file and cause to become effective a shelf registration statement relating to the resale of the old notes. We must pay additional interest on the notes if we do not complete the exchange offer within 60 days after the effective date or, if required, the shelf registration statement is not declared effective within 195 days after the issue date.

The following is a brief summary of the terms of the exchange offer. For a more complete description of the exchange offer, see “The Exchange Offer.”

Securities Offered	$200.0 million in aggregate principal amount of 10 3/4% senior subordinated notes due February 1, 2016.

Exchange Offer

The exchange notes are being offered in exchange for a like principal amount of old notes. The exchange offer will remain in effect for a limited time. We will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on September 7, 2006. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the old notes except that:

•	the exchange notes have been registered under the Securities Act and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number than the old notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the old notes in some circumstances relating to the timing of the exchange offer. See “The Exchange Offer.”

Resale

Based upon interpretations by the Staff of the Securities and Exchange Commission, or the Commission, set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased the notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business; or

•	have an arrangement with any person to engage in the distribution of the exchange notes.

However, we have not submitted a no-action letter and there can be no assurance that the Commission will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

We are not offering to, nor will we accept surrenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or its acceptance would not comply with the securities or blue sky laws of such jurisdiction. Furthermore, persons who acquire the exchange notes are responsible for compliance with these securities or blue sky laws regarding resales. We assume no responsibility for compliance with these requirements.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 7, 2006, which we refer to as the expiration date, unless we, in our sole discretion, extend it.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedure for Tendering Old Notes	If you wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit to U.S. Bank National Association, as exchange agent, on or prior to the expiration date, either:

•	a properly completed and duly executed copy of the letter of transmittal accompanying this prospectus, or a facsimile of the letter of transmittal, together with your old notes and any other documentation required by the letter of transmittal, at the address set forth on the cover page of the letter of transmittal; or

•	if you are effecting delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of The Depository Trust Company in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer.

In addition, you must deliver to the exchange agent on or prior to the expiration date, if you are effecting delivery by book-entry transfer, a timely confirmation of book-entry transfer of your old notes into the account of the exchange agent at The Depository Trust Company pursuant to the procedures for book-entry transfers described in this prospectus under the heading “The Exchange Offer—Procedures for Tendering.”

By executing and delivering the accompanying letter of transmittal or effecting delivery by book-entry transfer, you are representing to us that, among other things:

•	the person receiving the exchange notes pursuant to the exchange offer, whether or not this person is the holder, is receiving them in the ordinary course of business;

•	neither the holder nor any other person receiving the exchange notes pursuant to the exchange offer has an arrangement or understanding with any person to participate in the distribution of such exchange notes and that such holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes;

•	neither the holder nor any other person receiving the exchange notes pursuant to the exchange offer is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes.

See “The Exchange Offer—Procedures for Tendering” and “Plan of Distribution.”

Special Procedure for Beneficial Owners

If you are the beneficial owner of old notes and your name does not appear on a security listing of The Depository Trust Company as the holder of those notes or if you are a beneficial owner of notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes in the exchange offer, you should promptly contact the person in whose name your notes are registered and instruct that person to tender on your behalf. If you, as a beneficial holder, wish to tender on your own behalf you must, prior to completing and executing the letter of transmittal and delivering your notes, either make appropriate arrangements to register ownership of the notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed Delivery Procedures

If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal prior to the expiration date or you cannot comply with the procedures of the Automated Tender Offer Program System of The Depository Trust Company prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes and Delivery of Exchange Notes

Subject to customary conditions, we will accept old notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered as promptly as practicable following the expiration date.

Effect of Not Tendering in the Exchange Offer

Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws. See “The Exchange Offer—Effect of Not Tendering.”

Interest on the Exchange Notes and the Old Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the old notes.

Broker-Dealers

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Material United States Federal Income Tax Consequences

The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for United States federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for United States federal income tax purposes as a result of such exchange. See “Material United States Federal Income Tax Consequences.”

Exchange Agent	U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

The Exchange Notes

The following is a brief summary of the terms of the exchange notes. We refer to the exchange notes and the old notes together as the “notes.” For a more complete description of the terms of the exchange notes, see “Description of the Exchange Notes.”

Issuer	CRC Health Corporation.

Securities Offered	$200.0 million in aggregate principal amount of senior subordinated notes due 2016.

Maturity Date	February 1, 2016.

Interest Rate	10 3/4% per year.

Interest Payment Dates	February 1 and August 1 of each year, commencing February 1, 2007. Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the old notes.

Guarantees	The notes will be guaranteed by all of our existing and certain of our future subsidiaries.

Ranking	The notes will be our unsecured senior subordinated obligations and will:

•	rank junior to all of our existing and future senior indebtedness, including indebtedness under our new senior secured credit facility;

•	rank equally with all of our existing and future senior subordinated indebtedness;

•	rank senior in right of payment to any of our future indebtedness that is expressly subordinated in right of payment to the notes;

•	be effectively junior to all of our existing and future secured debt, including indebtedness under our new senior secured credit facility, to the extent of the value of the assets securing such debt;

•	be structurally subordinated to all indebtedness of our non-guarantor subsidiaries, including trade payables; and

Similarly, the guarantees by the guarantors will:

•	rank junior to all of the existing and future senior indebtedness of such guarantors, including the guarantees under our new senior secured credit facility;

•	rank equally with all of the existing and future senior subordinated indebtedness of such guarantors;

•	rank senior in right of payment to future indebtedness of such guarantors that is expressly subordinated in right of payment to the guarantees; and

•	be effectively junior to all of the existing and future secured indebtedness of such guarantors, including the guarantees under our new senior secured credit facility, to the extent of the value of the assets securing such debt.

As of March 31, 2006, the notes and the guarantees would have been subordinated to approximately $245.0 million of senior indebtedness, excluding approximately $2.2 million of outstanding letters of credit and approximately $97.8 million of additional borrowing capacity under the revolving portion of our new senior secured credit facility.

Optional Redemption

We may redeem some or all of the notes at any time on or prior to February 1, 2011 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium. We may redeem some or all of the notes at any time on or after February 1, 2011 at the redemption prices set forth in this prospectus. We may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of one or more equity offerings at any time prior to February 1, 2009. The redemption prices are described under “Description of the Exchange Notes—Optional Redemption.”

Change of Control

If we experience specific kinds of changes of control, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount thereof, plus accrued but unpaid interest to the purchase date. See “Description of the Exchange Notes—Offers to Repurchase at the Option of Holders—Change of Control.” We may not have sufficient funds available at the time of any change of control to effect the purchase or may be prohibited from repurchasing the notes by the terms of our outstanding indebtedness. See “Risk Factors—Offering Risks—We may not be able to purchase the notes upon a change of control.”

Certain Covenants	The indenture governing the notes limits our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness;

•	make certain distributions, investments and other restricted payments;

•	create certain liens;

•	enter into transactions with affiliates;

•	incur obligations that limit the ability of our restricted subsidiaries to make payments to us;

•	merge, consolidate or sell substantially all of our assets;

•	issue equity securities of subsidiaries; and

•	sell assets.

These covenants are subject to important exceptions and qualifications described under the heading “Description of the Exchange Notes.”

Risk Factors

Participating in the exchange offer, and therefore investing in the exchange notes, involves substantial risk. See the “Risk Factors” section of this prospectus for a description of material risks you should consider before investing in the exchange notes.

Corporate Information

CRC Health Corporation is a Delaware corporation. Our headquarters and principal executive offices are located at 20400 Stevens Creek Boulevard, Suite 600, Cupertino, CA 95014 and our telephone number is (877) 272-8668.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

Set forth below is a summary of historical and unaudited pro forma consolidated financial information and other data at the dates and for the periods indicated. The summary historical financial information as of and for the years ended December 31, 2003, 2004 and 2005 has been derived from our audited financial statements included elsewhere in this prospectus. We derived the historical financial information for the three months ended March 31, 2005, one month ended January 31, 2006 and two months ended March 31, 2006, and as of March 31, 2006, from our unaudited interim consolidated financial statements. The date of the Transactions was February 6, 2006, but for accounting purposes and to coincide with our normal financial account closing dates, we have utilized February 1, 2006 as the effective date of the Transactions. As a result, we have reported operating results and financial position for all periods presented prior to February 1, 2006 as those of the Predecessor Company and for all periods from and after February 1, 2006 as those of the Successor Company due to the resulting change in the basis of accounting.

The unaudited pro forma financial information gives effect to the Transactions and our recent acquisitions in the manner described in “Unaudited Pro Forma Condensed Consolidated Financial Information.” The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma condensed consolidated financial information is for informational purposes only and does not purport to represent what our results of operations or financial position would actually be if the Transactions and our recent acquisitions occurred at any date, nor does such information purport to project the results of operations for any future period.

The summary historical and unaudited pro forma consolidated financial information and other data should be read in conjunction with our consolidated financial statements and the accompanying notes, “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” all of which are included elsewhere in this prospectus.

	Predecessor					Successor	Pro Forma Year Ended December 31, 2005	Pro Forma Three Months Ended March 31, 2006
	Year Ended December 31,			Three Months Ended March 31, 2005	One Month Ended January 31, 2006	Two Months Ended March 31, 2006
	2003	2004	2005
				(Unaudited)		(Unaudited)	(Unaudited)
				(Dollars in thousands)
Statement of Income Data:
Net revenue
Residential treatment	$65,962	$86,551	$124,858	$24,192	$12,693	$24,106	$142,348	$36,799
Opiate treatment	36,501	78,925	83,847	20,277	7,125	14,393	84,124	21,518
Corporate / other	41	127	317	9	32	103	317	135

Net revenue	$102,504	$165,603	$209,022	$44,478	$19,850	$38,602	$226,789	$58,452
Operating expenses
Residential treatment	$56,858	$67,404	$92,457	$18,701	$9,113	$18,381	$106,018	$27,758
Opiate treatment	27,388	49,945	52,971	12,974	4,447	9,727	54,393	14,276
Corporate / other	7,996	11,067	14,836	2,921	44,623	3,004	15,683	47,684
Write-off of intangibles	—	—	41	—	—	—	41	—

Operating expenses	$92,242	$128,416	$160,305	$34,596	$58,183	$31,112	$176,135	$89,718
Income from operations
Residential treatment	$9,104	$19,147	$32,401	$5,491	$3,580	$5,725	$36,330	$9,041
Opiate treatment	9,113	28,980	30,835	7,303	2,678	4,666	29,690	7,242
Corporate / other	(7,955)	(10,940)	(14,519)	(2,912)	(44,591)	(2,901)	(15,366)	(47,549)

Income (loss) from operations	$10,262	$37,187	$48,717	$9,882	$(38,333)	$7,490	$50,654	$(31,266)
Other income	(4)	(12)	2,199	8	60	577	1,652	637
Interest expense	(6,564)	(13,965)	(19,814)	(3,489)	(2,509)	(6,324)	(42,086)	(9,829)
Other financing costs(1)	(8,331)	—	(2,185)	—	(10,655)	—	—	(10,655)

Income (loss) from continuing operations before income taxes	$(4,637)	$23,210	$28,917	$6,401	$(51,437)	$1,743	$10,220	$(51,113)
Income tax expense (benefit)	(3,081)	9,996	10,916	2,714	(12,444)	718	3,259	(12,308)

Net income (loss) from continuing operations	$(1,556)	$13,214	$18,001	$3,687	$(38,993)	$1,025	$6,961	$(38,805)

	Predecessor					Successor	Pro Forma Year Ended December 31, 2005	Pro Forma Three Months Ended March 31, 2006
	Year Ended December 31,			Three Months Ended March 31, 2005	One Month Ended January 31, 2006	Two Months Ended March 31, 2006
	2003	2004	2005
				(Unaudited)		(Unaudited)	(Unaudited)
				(Dollars in thousands)
Balance Sheet Data (at period end):
Working capital(2)	$15,460	$12,493	$2,284			$21,337
Property and equipment, net	24,566	27,809	49,074			65,067
Cash	7,121	10,563	5,077			1,255
Total assets	237,267	262,695	424,154			872,886
Total debt, including capital leases	127,494	123,343	259,931			442,072
Mandatorily redeemable stock	109,859	115,418	115,625			—
Shareholders’ equity (deficit)	(17,684)	(5,812)	11,985			296,128

Other Financial Data:
Cash paid for interest(3)	$7,861	$12,572	$18,101	$3,105	$1,336	$3,938	$39,025	$7,188
Depreciation and amortization	2,209	3,699	3,850	836	361	1,459	8,455	2,186
EBITDA(4)	12,467	40,874	54,766	10,726	(37,912)	9,526	60,761	(28,443)
EBITDA margin(5)	12.2%	24.7%	26.2%	24.1%	—	24.7%	26.8%	—
Adjusted EBITDA(4)							65,473	17,099
Adjusted EBITDA margin(5)							28.9%	29.3%
Ratio of earnings to fixed charges(6)	—	2.3x	2.2x	2.4x	—	1.2x	1.2x	—

Cash flow data:
Cash flows from operating activities	$3,274	$25,573	$23,799	$4,776	$1,202	$(19,250)
Cash flows from investing activities	(139,025)	(22,730)	(159,125)	(1,053)	(316)	(430,481)
Cash flows from financing activities	137,509	599	129,840	(1,614)	(5,540)	450,563
Capital expenditures	2,408	7,318	11,377	1,147	411	1,603

Residential treatment facilities data:
Number of inpatient facilities—end of period	17	18	21	18	21	21	21	21
Number of outpatient facilities—end of period	18	16	18	16	18	18	18	18
Available beds—end of period	968	1,124	1,332	1,140	1,337	1,371	1,332	1,371
Average daily census	770	909	1,081	987	1,182	1,225	1,142	1,210
Average length of stay (days)	18.9	19.3	21.2	21.3	22.1	22.3	21.5	22.2
Occupancy rate	82.8%	87.9%	88.1%	87.3%	88.5%	90.4%	87.9%	89.4%

Opiate treatment clinics data:
Number of opiate treatment clinics—end of period	47	48	49	50	50	50	49	50
Average daily census	9,970	19,970	21,054	20,630	21,490	21,869	21,164	21,738

(1)	Represents the write-off of unamortized capitalized financing costs of $8.3 million in 2003, $2.2 million in 2005 and $7.2 million during the one month ended January 31, 2006, respectively. Additionally, during the one month ended January 31, 2006, we wrote-off $3.5 million of unamortized debt discount associated with our previously outstanding subordinated debt.
(2)	We define working capital as our current assets (including cash) minus our current liabilities, which include the current portion of long-term debt and accrued interest thereon.
(3)	Excludes amortization and write-off of capitalized financing costs and amortization of original issue discount.
(4)	The following tables disclose our EBITDA (earnings before interest, taxes, depreciation and amortization) from continuing operations and Adjusted EBITDA (EBITDA from continuing operations adjusted for other items described below). EBITDA from continuing operations and Adjusted EBITDA are not presentations made in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, our use of the terms EBITDA from continuing operations and Adjusted EBITDA may differ from other companies in our industry and these measures should not be considered in isolation of, or as a substitute for, results prepared in accordance with U.S. GAAP. Adjusted EBITDA contains all adjustments that are taken into account in the calculation of “EBITDA”, used in connection with various covenants in the indenture governing the notes, and “Consolidated EBITDA”, used in components of various covenants in our new senior secured credit facility. We have included this financial information to provide additional information with respect to our ability to meet our future debt service and to comply with various covenants in the indenture governing the notes, and our new senior secured credit facility. For instance, our new senior secured credit facility contains financial covenant ratios, specifically total leverage and interest coverage ratios, and the indenture governing the notes contains limitations on our ability to borrow and to make certain payments, in each case that are calculated by reference to “EBITDA” or “Consolidated EBITDA,” as applicable. Noncompliance with the financial ratio maintenance covenants contained in our new senior secured credit facility could result in the requirement to immediately repay all amounts outstanding under such facilities, while noncompliance with the debt incurrence ratios contained in the indenture governing the notes would prohibit us from being able to incur additional indebtedness other than pursuant to specified exceptions. In addition, under the restricted payments covenants contained in the indenture, our ability to pay dividends is restricted by a formula based on the amount of EBITDA, as defined therein.

Reconciliation of GAAP cash flows provided by operating activities to EBITDA from continuing operations and reconciliation from EBITDA from continuing operations to net income from continuing operations is as follows:

	Predecessor					Successor
	Year Ended December 31,			Three Months Ended March 31, 2005	One Month Ended January 31, 2006	Two Months Ended March 31, 2006
	2003	2004	2005
Cash flows provided by (used in) operating activities	$3,274	$25,573	$23,799	$4,776	$1,202	$(19,250)
Net (income) loss from discontinued operations	(276)	1,758	—	—	—	—
Write-off of intangible assets	—	—	(41)	—	—	—
Write-off of debt discount	—	—	—	—	(3,491)	—
Acquisition and financing related costs	—	—	—	—	(24,445)	—
Noncash interest and other financing costs	(2,920)	(1,506)	(3,837)	(377)	(7,326)	(535)
Noncash forgiveness of note receivable from chief executive officer	(123)	(210)	(205)	—	—	—
Stock-based compensation	(155)	(114)	—	—	(17,666)	(628)
Deferred income taxes	3,179	(1,817)	(1,933)	—	—	258
Net effect of changes in non-current net assets	(266)	553	1,050	(37)	(1,331)	(81)
Net effect of working capital changes	(2,060)	(7,324)	3,018	161	14,425	22,720
Interest expense and other financing costs	14,895	13,965	21,999	3,489	13,164	6,324
Income tax expense (benefit)	(3,081)	9,996	10,916	2,714	(12,444)	718

EBITDA from continuing operations	$12,467	$40,874	$54,766	$10,726	$(37,912)	$9,526
Interest expense and other financing costs	(14,895)	(13,965)	(21,999)	(3,489)	(13,164)	(6,324)
Income tax (expense) benefit	3,081	(9,996)	(10,916)	(2,714)	12,444	(718)
Depreciation and amortization	(2,209)	(3,699)	(3,850)	(836)	(361)	(1,459)

Net income (loss) from continuing operations	$(1,556)	$13,214	$18,001	$3,687	$(38,993)	$1,025

EBITDA from continuing operations and Adjusted EBITDA are reconciled from net income from continuing operations determined under U.S. GAAP as follows:

	Predecessor					Successor	Pro Forma Year Ended December 31, 2005	Pro Forma Three Months Ended March 31, 2006
	Year Ended December 31,			Three Months Ended March 31, 2005	One Month Ended January 31, 2006	Two Months Ended March 31, 2006
	2003	2004	2005
				(unaudited)			(unaudited)
	(Dollars in thousands)
Statement of operations data:
Net income (loss) from continuing operations under U.S. GAAP	$(1,556)	$13,214	$18,001	$3,687	$(38,993)	$1,025	$6,961	$(38,805)
Interest expense—net	6,564	13,965	19,814	3,489	2,509	6,324	42,086	9,829
Other financing costs	8,331	—	2,185	—	10,655	—	—	10,655
Income tax expense (benefit)	(3,081)	9,996	10,916	2,714	(12,444)	718	3,259	(12,308)
Depreciation and amortization	2,209	3,699	3,850	836	361	1,459	8,455	2,186

EBITDA from continuing operations	$12,467	$40,874	$54,766	$10,726	$(37,912)	$9,526	$60,761	$(28,443)

Adjustments to EBITDA:
Expenses of prior owners of acquired businesses(a)	$703	$—
Expenses incurred in anticipation of a contemplated public offering(b)	824	—
Expenses incurred related to the Transactions(c)	1,636	43,710
Unrecognized profit on deferred revenue(d)	466	1,474
Management fees to Triod(e)	147	—
Expense related to forgiveness of loan to chief executive officer(f)	205	—
Hurricane losses(g)	191	—
Corporate office relocation expenses(h)	80	—
Stock-based compensation(i)	—	628
Gain on interest rate swap(j)	(1,643)	(623)
Loss (gain) on fixed asset disposals(k)	103	(2)
Management fees to our Sponsor(l)	2,000	355

Adjusted EBITDA	$65,473	$17,099

(a)	Represents management’s estimate of expenses (including compensation and other costs paid to former owners) incurred during the year ended December 31, 2005 by Montecatini ($286,000), 4therapy ($142,000), Wellness Resource Center ($191,000) and Sixth Street ($84,000) prior to our acquisition of these businesses. Our management does not expect to incur these costs on a going forward basis.
(b)	Represents legal, accounting and other expenses incurred by us directly attributable to the preparation for a contemplated initial public offering during the second and third quarters of 2005, which offering never occurred.
(c)	Transaction expenses for the year ended December 31, 2005 represents various legal, accounting and other professional fees of $1.6 million. The transaction expense for the three months ended March 31, 2006 represents: (i) stock option compensation expenses of $17.7 million, recognized upon the settlement of outstanding options (ii) fees paid to financial advisors of $9.6 million, (iii) fees paid to former lead investors of $9.4 million, (iv) management bonuses and related taxes paid in connection with the Transactions of $3.5 million and (v) various legal, accounting and other professional fees of $3.5 million.

(d)	In accordance with SFAS 141, Business Combinations, unearned revenue of Sierra Tucson and our unearned revenue before the consummation of the Transactions was recorded at fair value at the acquisition date and the Transaction date, respectively. Accordingly, $466,000 and $1.5 million of profit associated with the unearned revenue was not carried forward and recognized by us during the period subsequent to the Sierra Tucson acquisition and the Transaction date, respectively. These adjustments represent estimated additional profit we would have recognized assuming that Sierra Tucson had been owned by us from the beginning of the year ended December 31, 2005 and that the Transactions had occurred at the beginning of the three months ended March 31, 2006.
(e)	Represents actual management fees paid by Sierra Tucson during the year ended December 31, 2005 to its sponsor, Triod, prior to the acquisition of Sierra Tucson by us. These fees did not continue subsequent to the acquisition.
(f)	Represents expense recorded during the year ended December 31, 2005 related to the forgiveness of a loan to our chief executive officer in accordance with the loan and employment agreements.
(g)	Represents the amount of losses for property damage, extra expenses and revenue lost as a result of Hurricane Dennis in July 2005.
(h)	Represents non-recurring expenses associated with relocation of our corporate office in June 2005, including $58,000 of duplicate rent expense paid on our prior premises in June 2005 and $22,000 of moving expenses.
(i)	Represents stock option-based compensation expense of $628,000 recognized under SFAS 123R.
(j)	Represents the elimination of the gain on the interest rate swap of $1.6 million for the year ended December 31, 2005. Such interest rate swap agreement was terminated in connection with the Transactions. During the three months ended March 31, 2006, $0.6 million represents the elimination of gain on the fair value of our new interest rate swap agreement associated with our term loan.
(k)	Represents net loss and net gain on the disposal of fixed assets recognized during the year ended December 31, 2005 and three months ended March 31, 2006, respectively.
(l)	Reflects $2.0 million annual management fee to be paid to an affiliate of our Sponsor under the terms of a management agreement. For the three months ended March 31, 2006 $0.4 million represents the two months ended March 31, 2006 portion of 2006 management fees paid to an affiliate of our Sponsor. In addition, amount excludes the one month ended January 31, 2006 portion of 2006 management fee of $0.1 million, which is included in expenses related to the Transactions. Such amounts are included in pro forma operating expenses.

(5)	EBITDA margin or Adjusted EBITDA margin for any period is calculated by dividing EBITDA or Adjusted EBITDA, as applicable, for such period by the revenue for such period.
(6)	Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees and that portion of rental expense representative of interest, which we assumed to be 80% of our rental expense. Earnings, as adjusted, were not sufficient to cover fixed charges by approximately $51.1 million and $51.4 million for the pro forma three months ended March 31, 2006 and the one month ended January 31, 2006, respectively and approximately $4.6 million for the fiscal year ended December 31, 2003.

RISK FACTORS

You should carefully consider the following factors, in addition to the other information and data contained in this prospectus, in deciding whether to participate in the exchange offer. Factors that might cause such differences include those discussed below.

Offering Risks

Our level of indebtedness could adversely affect our ability to meet our obligations under the notes, raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We are highly leveraged. The following chart shows our level of indebtedness and certain other information as of March 31, 2006.

March 31, 2006
(in millions)
New senior secured credit facility(1)	$245.0
The old notes	200.0

Total debt	$445.0

Stockholders’ equity	$296.1

(1)    In addition, as of March 31, 2006, we had outstanding $2.2 million of letters of credit under our revolving credit facility leaving approximately $97.8 million available for additional borrowings under our revolving credit facility.

Pro Forma Year Ended December 31, 2005
Ratio of earnings to fixed charges	1.2x

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture and our new senior secured credit facility do not fully prohibit us or our subsidiaries from doing so. Also, these restrictions will not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness. As of March 31, 2006, we had $97.8 million of availability under our revolving credit facility, which is senior to the notes and the guarantees thereof. If new indebtedness is added to our and our subsidiaries’ current debt levels, the risks related to indebtedness that we and they now face could intensify.

The indenture governing the notes and our new senior secured credit facility contain restrictions that limit our flexibility in operating our business.

The indenture governing the notes and our new senior secured credit facility contain a number of significant covenants that, among other things, restrict our ability to incur additional indebtedness, create liens on our assets, restrict our ability to engage in sale and leaseback transactions, mergers, acquisitions or asset sales and make investments. Under some circumstances, these restrictive covenants may not allow us the flexibility we need to operate our business in an effective and efficient manner and may prevent us from taking advantage of strategic and financial opportunities that could benefit our business. In addition, we are required under our new senior secured credit facility to satisfy specified financial ratios and tests. Our ability to comply with those financial ratios and tests may be affected by events beyond our control, and we may not be able to meet those ratios and tests. A breach of any of those covenants could result in a default under our new senior secured credit facility and the lenders could elect to declare all amounts borrowed under our new senior secured credit facility, together with accrued interest, to be immediately due and payable and could proceed against the collateral securing that indebtedness. Substantially all of our assets are pledged as collateral pursuant to the terms of our new senior secured credit facility. In such an event, we could not assure you that we would have sufficient assets to pay amounts due on the notes. See “Description of Senior Secured Credit Facility.”

If we fail to comply with the restrictions in the indenture governing the notes or our new senior secured credit facility or any other subsequent financing agreements, a default may allow the creditors to accelerate the related indebtedness, as well as any other indebtedness, including the notes, to which a cross-acceleration or cross-default provision applies. In addition, lenders may be able to terminate any commitments they had made to supply us with further funds.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and other general corporate matters will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new senior secured credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes and associated interest, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before the maturity thereof. We cannot assure you that we will be able to refinance any of our indebtedness, including our new senior secured credit facility and the notes, on commercially reasonable terms or at all.

Your right to receive payments on the notes is junior to our senior indebtedness and the senior indebtedness of the guarantors, including that outstanding under our new senior secured credit facility, and possibly all of our future borrowings.

The notes and the guarantees thereof rank behind all of our, and the guarantors’, existing indebtedness and all of our and their future borrowings, except any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the notes and the guarantees thereof. As a result of these subordination provisions in the notes, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our and the guarantors’ senior indebtedness will be entitled to be paid in full in cash and before any payment may be made with respect to the notes or the guarantees thereof.

In addition, all payments on the notes and the guarantees thereof will be blocked in the event of a payment default on our senior indebtedness, and for limited periods, upon the occurrence of other defaults under our new senior secured credit facility or certain other senior indebtedness.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes and guarantees thereof in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes and guarantees thereof may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of notes and guarantees thereof may receive less, ratably, than the holders of our senior indebtedness.

As of March 31, 2006, the notes and the guarantees thereof were subordinated to approximately $245.0 million of senior debt (excluding approximately $2.2 million of letters of credit under the revolving portion of our now senior secured credit facility), and approximately $97.8 million was available for borrowing as additional senior indebtedness under our revolving credit facility. We are permitted to borrow substantial additional indebtedness, including senior indebtedness, in the future under the terms of the indenture.

The notes will be unsecured and effectively subordinated to our secured indebtedness.

The notes are not secured. If we become insolvent or are liquidated, or if payment under any of our secured debt obligations is accelerated, our secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the unsecured notes. As a result, the notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing that indebtedness. Therefore, the holders of the notes may recover ratably less than the lenders of our secured debt in the event of our bankruptcy or liquidation. As of March 31, 2006, we had approximately $245.0 million of secured debt outstanding (excluding approximately $2.2 million of letters of credit under the revolving portion of our now senior secured credit facility), and approximately $97.8 million available for borrowing as additional secured debt under the revolving portion of our new senior secured credit facility.

Your claims to our assets will be subordinated to all of the creditors of any non-guarantor subsidiaries.

Our subsidiaries that do not guarantee borrowings under our new senior secured credit facility or other debt or incur certain indebtedness will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness (including intercompany indebtedness pledged to the lenders under our new senior secured credit facility) and their trade creditors will generally be entitled to payment of their claims from the assets of those non-guarantor subsidiaries before any assets of those non-guarantor subsidiaries are made available for distribution to us.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligation to increase significantly.

Certain of our borrowings, primarily borrowings under our new senior secured credit facility, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows would decrease.

We may not be able to purchase the notes upon a change of control.

Upon a change of control, as defined in the indenture, subject to certain conditions, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The source of funds for that purchase of notes will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any change of control to make required repurchases of notes tendered. In addition, the terms of our new senior secured credit facility limit our ability to repurchase the notes and provide that certain change of control events constitute an event of default thereunder. Our future debt agreements may contain similar restrictions and provisions. If the holders of the notes exercise their right to require us to repurchase all the notes upon a change of control, the financial effect of this repurchase could cause a default under our other debt, even if the change of control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of our other debt and the notes or that restrictions in our new senior secured credit facility would not allow such repurchases. In addition, certain corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture. See “Description of the Exchange Notes—Offers to Repurchase at the Option of Holders—Change of Control” and “Description of Senior Secured Credit Facility” for additional information.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee may be voided, or claims in respect of a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

If an active trading market does not develop for the exchange notes you may not be able to resell them; prices for the exchange notes may be volatile.

The exchange notes are new securities for which there currently is no market. Accordingly, the development or liquidity of any market for the exchange notes is uncertain. We do not intend to apply for listing of the exchange notes on any securities exchange or for quotation through The NASDAQ Global Market.

In addition, changes in the overall market for high yield securities and changes in our financial performance or prospects or in the prospects for companies in our industry generally may adversely affect the liquidity of the trading market in the exchange notes and the market price quoted for the exchange notes. See “Description of the Exchange Notes” and “The Exchange Offer.”

We are controlled by the controlling stockholder of our direct and indirect parent companies and its interests as an equity holder may conflict with yours as a creditor.

Bain Capital Partners, LLC and its affiliates control Holdings, our indirect parent company, and us. Bain Capital Partners, LLC and its affiliates have the ability to control our policies and operations. The interests of Bain Capital Partners, LLC and its affiliates may not in all cases be aligned with your interests as a holder of the notes. For example, Bain Capital Partners, LLC and its affiliates could cause us to make acquisitions that increase the amount of the indebtedness that is secured or senior to the notes or sell revenue-generating assets, impairing our ability to make payments under the notes. Additionally, Bain Capital Partners, LLC and its affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Accordingly, Bain Capital Partners, LLC and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, Bain Capital Partners, LLC and its affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you as a holder of our notes. See “Certain Relationships and Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management.”

Business Risks

If federal or state healthcare programs, managed care organizations and other third party payors reduce their reimbursement rates for services provided, our revenue and profitability may decline.

Government healthcare programs, managed care organizations and other third party payors pay for the services we provide to some of our patients. If any of these entities reduce their reimbursement rates, or elect not to cover some or all of our services, our revenue and profitability may decline.

For the year ended December 31, 2005, we derived approximately 25% of our revenue from government programs and 75% of our revenue from non-government payors such as managed care organizations, private health insurance programs and labor unions. Government payors, such as Medicaid and Medicare, generally reimburse us on a fee-for-service basis based on predetermined reimbursement rate schedules. As a result of these reimbursement schedules, we are limited in the amount we can record as revenue for our services from these government programs. If our costs to provide our services increase, we typically will not be able to recover these costs from government payors. In addition, the federal government and many state governments are operating under significant budgetary pressures, and they may seek to reduce payments under their Medicaid programs for services such as those we provide. They also tend to pay on a slower schedule. Thus, while 25% of our revenue for the year ended December 31, 2005 was attributable to governmental payors, such payors accounted for 40% of our accounts receivable as of December 31, 2005. Therefore, if governmental entities reduce the amounts they will pay for our services, or if they elect not to continue paying for such services altogether, our revenue and profitability may decline. In addition, if governmental entities slow their payment cycles, our cash flow from operations could be negatively affected.

Commercial payors such as managed care organizations, private health insurance programs and labor unions generally reimburse us for the services rendered to insured patients based upon contractually determined rates. These commercial payors are under significant pressure to control healthcare costs. In addition to limiting the amounts they will pay for the services we provide their members, commercial payors may, among other things, impose prior authorization and concurrent utilization review programs that may further limit the services for which they will pay and shift patients to lower levels of care and reimbursement. These actions may reduce the amount of revenue we derive from commercial payors.

We derive a significant portion of our revenue from key treatment facilities that are located in Pennsylvania, California, Arizona, Indiana and West Virginia, which makes us particularly sensitive to regulatory and economic conditions in those states.

For the year ended December 31, 2005, our Pennsylvania facilities accounted for approximately 22% of our total revenue, our California facilities accounted for approximately 12% of our total revenue, our Arizona facilities accounted for approximately 10% of our total revenue, our Indiana facilities accounted for approximately 10% of our total revenue and our West Virginia facilities accounted for approximately 9% of our total revenue. We estimate that our Sierra Tucson facility, which we acquired in May 2005, would have increased the percentage related to our facilities located in Arizona to approximately 15% of our total revenue had we owned Sierra Tucson since the beginning of the year ended December 31, 2005. If our treatment facilities in these states are adversely affected by changes in regulatory and economic conditions, our revenue and profitability may decline.

If Pennsylvania government funds for the services we provide are reduced or unavailable, our revenue and profitability may be negatively impacted.

For the year ended December 31, 2005, we derived approximately 15% of our revenue from government programs funded by the Commonwealth of Pennsylvania. Similar to other states, Pennsylvania prepares its budget on an annual basis under significant cost pressures and budgetary approval can be subject to the unpredictability of the political process. Our revenues and operating results could be harmed by any reduction or delay in reimbursement by the Commonwealth of Pennsylvania for services we provide to patients covered by state-funded programs.

We may have difficulty operating and integrating treatment facilities that we acquire. This may disrupt our business and increase our costs and harm our operating results.

In 2003, we acquired nine residential and 24 opiate treatment facilities and in 2004, we acquired one residential facility. In 2005, we acquired three residential facilities and one opiate treatment facility. Additional acquisitions would expose us to additional business and operating risk and uncertainties, including risks related to our ability to:

•	integrate operations and personnel at acquired facilities;

•	retain key management and healthcare professional personnel;

•	maintain and attract patients to acquired facilities;

•	manage our exposure to unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations; and

•	realize our investment return on acquisitions.

Integration efforts can require spending substantial resources on projects, such as implementing consistent billing, payroll and information technology systems, instituting standard policies and procedures and re-training staff from the acquired businesses to conform to our service philosophy and internal compliance procedures. Furthermore, integrating an acquired treatment facility may disrupt our ongoing business and distract our management and other key personnel. If we are unable to manage our expansion efforts efficiently or effectively, or are unable to attract and retain additional qualified management and healthcare professional personnel to run our expanded operations, our business may be disrupted, our costs may increase and our operating results may be harmed.

We may have difficulty opening new treatment facilities and operating them profitably. We have limited experience in opening new treatment facilities. If we are unable to execute our strategy, our growth may be restrained and our operating results could be adversely affected.

Our growth strategy includes developing and opening new treatment facilities and to date, we have limited experience in opening new treatment facilities. Planning and opening new treatment facilities can be complex, and may be delayed and, in some circumstances, prevented by a variety of forces, including local zoning and land use regulation, health facility licensing, certificate of need requirements, community opposition and other political issues. Healthcare laws and other rules and regulations may also impede or increase the cost of opening new facilities. If we are unable to open new treatment facilities on time and on budget, our rate of growth and operating results may be adversely affected.

Even if we are able to open new treatment facilities, we may not be able to staff them or integrate them into our organization. In addition, there can be no assurance that, once completed, new treatment facilities will achieve sufficient patient census to generate operating profits. Developing new facilities, particularly residential facilities, involves significant upfront capital investment and expense and if we are unable to attract patients quickly and/or enter into contracts or extend our existing contracts with third party payors for these facilities, these facilities may not be profitable and our operating results could be adversely affected.

State and local regulation of the construction, acquisition or expansion of healthcare treatment facilities could prevent us from opening or acquiring additional treatment facilities or expanding or renovating our existing treatment facilities, which may cause our growth to be restrained and our operating results to be adversely affected.

Some states have enacted laws which require prior approval for the construction, acquisition or expansion of healthcare treatment facilities, or for other capital expenditures such as the acquisition of certain kinds of equipment used at treatment facilities. In giving approval, these states consider the need for additional or expanded healthcare treatment facilities or services. In the states of North Carolina, West Virginia and Indiana in which we currently operate, certificates of need may be required to be obtained for capital expenditures exceeding a prescribed amount, changes in capacity or services offered. Other states in which we now or may in the future operate may also require certificates of need under certain circumstances not currently applicable to us, or may impose standards and other health planning requirements upon us.

No assurance can be given that we will be able to obtain the required approvals or certificates of need for additional or expanded treatment facilities or services in the future, which may restrain our growth. If we are unable to obtain required regulatory, zoning or other required approvals for renovations and expansions, our growth may be restrained and our operating results may be adversely affected.

A shortage of qualified healthcare workers could adversely affect our ability to identify, hire and retain qualified personnel. This could increase our operating costs, restrain our growth and reduce our revenue.

The success of our business depends on our ability to identify, hire and retain a professional team of addiction counselors, nurses, psychiatrists, physicians, licensed counselors and clinical technicians across our network of treatment facilities. Competition for skilled employees is intense. For example, there are currently national shortages of qualified addiction counselors and registered nurses. The process of locating and recruiting skilled employees with the combination of qualifications and attributes required to treat those suffering from addiction and other behavioral health illnesses can be lengthy and competition for these workers could cause the salaries, wages and benefits we must pay to increase faster than anticipated. Furthermore, many states require specified staff to patient ratios in residential treatment facilities and opiate treatment clinics. If we are unable to identify, hire and retain sufficient numbers of qualified professional employees, or to continue to offer competitive salaries and benefits, we may be unable to staff our facilities with the appropriate personnel or to maintain required staff ratios and may be required to turn away patients. These factors could increase our operating costs, restrain our growth and reduce our revenue.

If we fail to cultivate new or maintain established relationships with patient referral sources, our revenue may decline.

Our ability to grow or even to maintain our existing level of business depends significantly on our ability to establish and maintain close working relationships with physicians, managed care companies, insurance companies and other patient referral sources. We do not have binding contracts or commitments with any of these patient referral sources. We may not be able to maintain our existing referral source relationships or develop and maintain new relationships in existing or new markets. If we lose existing relationships with our referral sources, the number of patients we treat may decline, which may adversely affect our revenue. If we fail to develop new referral relationships, our growth may be restrained.

Our opiate treatment clinics are sometimes subject to attempts by local or regional governmental authorities and local area residents to force their closure or relocation.

Property owners and local authorities have attempted, and may in the future attempt, to use zoning ordinances to eliminate our ability to operate a given opiate treatment clinic by claiming that the clinic violates existing ordinances, rezoning or adopting new ordinances. Local governmental authorities in some cases have attempted to use litigation and the threat of prosecution to force the closure of certain of our clinics. If any of these attempts were to succeed or if their frequency were to increase, our revenue would be adversely affected and our operating results might be harmed.

There are only two significant suppliers of methadone distributed by our opiate treatment clinics nationwide. If one or both of these vendors does not supply the methadone we require, we may face increased costs in our opiate treatment division, which may adversely affect our operating results and profitability.

Although methadone is a generic drug, there are only two significant national suppliers of methadone, Mallinckrodt Inc. and VistaPharm, Inc. We currently purchase methadone for dispensation in our clinics from both of them. If one of these suppliers were to reduce or curtail production of methadone, we would need to identify other suppliers of methadone. If we are unable to do so, our cost to purchase methadone may increase which may adversely affect our operating results and profitability.

A decline in the revenues or profitability of our Sierra Tucson facility is likely to have a material adverse effect on our revenues and operating results.

For the year ended December 31, 2005, our Sierra Tucson facility, which we acquired in May 2005, represented approximately 10% of our total revenue and approximately 15% of our operating income before corporate and divisional overhead. We estimate that for the year ended December 31, 2005, our Sierra Tucson facility would have represented approximately 15% of our total revenue and approximately 21% of our operating income before corporate and divisional overhead, had we owned such facility since the beginning of that period. Our Sierra Tucson facility’s high occupancy rate as well as the favorable average length of stay and price of treatment make it our most profitable facility. Should Sierra Tucson’s revenues or profitability decline for any reason or its operations be interrupted, our total revenue and profitability could also decline. For example, a terrorist act, significant terrorist threat or other disruption to air travel may reduce the willingness or ability of Sierra Tucson’s national and international patient base to travel to the facility or a fire or other casualty loss could interrupt its operations. These events could negatively affect our consolidated operating results.

Natural disasters such as hurricanes, earthquakes and floods may adversely affect our revenues and operating results.

Natural disasters such as hurricanes, earthquakes and floods may adversely affect our facilities. Such natural disasters may result in physical damage to or destruction of our facilities as well as damage to areas where our patients or referral sources are based. Hurricane Dennis resulted in property damage, extra expenses and lost revenue to our Twelve Oaks facility. In addition, prior to Hurricane Katrina, our Twelve Oaks facility historically generated 15-20 referrals on a monthly basis from areas affected by Hurricane Katrina. In the months following Hurricane Katrina, such referrals decreased significantly. Hurricane Wilma resulted in a loss of electricity to our Wellness Resource Center in Boca Raton, FL and patients had to be evacuated for a period of time. Such natural disasters may lead to decreased census, decreased revenues and higher operating costs.

We face significant competition from established treatment providers as well as new entrants.

We compete directly with a wide variety of non-profit, government and for-profit substance abuse treatment providers, and this competition may intensify in the future. Non-profit and government providers may be able to offer competitive services at lower prices, which may adversely affect our revenue in regional markets and service categories in which we compete with non-profit and government providers. In addition, many for-profit providers are local, independent operators with strong established reputations within the surrounding communities, which may adversely affect our ability to attract a sufficiently large number of patients in markets where we compete with such providers. For example, our opiate treatment clinics are currently facing increasing competition in California, which has slowed the growth in the number of patients those clinics treat. We may also face increasing competition from new operators which may adversely affect our revenue and operating results in impacted markets.

As a provider of healthcare services, we are subject to claims and legal actions by patients, employees and others, which may increase our costs and harm our business.

We are subject to medical malpractice and other lawsuits based on the services we provide. In addition, treatment facilities that we have acquired, or may acquire in the future, may have unknown or contingent liabilities, including liabilities related to patient care and failure to comply with healthcare laws and regulations, which could result in large claims, significant defense costs and interruptions to our business. These liabilities may increase our costs and harm our business. A successful lawsuit or claim that is not covered by, or is in excess of, our industry standard insurance coverage may increase our costs and reduce our profitability. Furthermore, we maintain a $0.5 million deductible per claim under our workers compensation insurance, and an increase in workers compensation claims or average claim size may also increase our costs and reduce our profitability. Our insurance coverage may not continue to be available at a reasonable cost, especially given the significant increase in insurance premiums generally experienced in the healthcare industry.

Companies within the healthcare industry continue to be the subject of federal and state investigations.

Both federal and state government agencies as well as commercial payors have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These investigations relate to a wide variety of topics, including:

•	quality of care;

•	financial relationships with referral sources;

•	medical necessity of services provided; and

•	appropriateness of billing and coding for items and services billed to governmental payors.

The 2006 Work Plan issued by the Office of Inspector General, or the OIG, of the Department of Health and Human Services includes among the areas that the agency will target for investigation in 2006 a number of services we offer, including Outpatient Alcoholism Services and Freestanding Inpatient Alcoholism Providers. Any investigations of us or our executives or managers could result in significant liabilities or penalties, including possible exclusion from the Medicare or Medicaid programs, as well as adverse publicity.

The integration of our information systems may be more costly than we anticipate, may not be completed on time or the integrated systems may not function properly.

We are currently introducing new software to consolidate and integrate critical information systems used in daily operations, including for claims processing, billing, financial and intake and other clinical functions. The new software is also intended to streamline internal controls to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We expect to make additional capital expenditures related to this plan before it is complete. If this implementation takes longer or is more expensive than anticipated, or if we fail to successfully complete this implementation or if the software fails to perform as expected, our operations may be disrupted and we may not comply with the requirements of Section 404 of the Sarbanes-Oxley Act. This may increase our costs, reduce our revenue and harm our business.

We have a limited history of profitability, have incurred net losses in the past and may incur substantial net losses in the future.

We began operations in August 2002, and our predecessor organizations began operations in September 1995. In 2002 and 2003, we recorded a net loss from continuing operations of approximately $11.5 million and $1.6 million, respectively. We recorded a net profit in 2004 and 2005, but we cannot assure you that we will operate profitably in the future. In addition, we may experience significant quarter-to-quarter variations in operating results.

We depend on our key management personnel.

Our senior management team has many years of experience addressing the broad range of concerns and issues relevant to our business. The loss of existing key management or the inability to attract, retain and motivate sufficient numbers of qualified management personnel could have an adverse effect on our business and our ability to execute our growth strategy.

Regulatory Risks

If we fail to comply with extensive laws and government regulations, we could suffer penalties, become ineligible to participate in reimbursement programs or be required to make significant changes to our operations, which may reduce our revenues, increase our costs and harm our business.

Healthcare service providers are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	licensure, certification and accreditation;

•	handling of controlled substances;

•	adequacy of care, quality of services, qualifications of professional and support personnel;

•	referrals of patients and relationships with physicians;

•	inducements to use healthcare services that are paid for by governmental agencies;

•	billings for reimbursement from commercial and government payors;

•	confidentiality, maintenance and security issues associated with health-related information and medical records;

•	physical plant planning, construction of new facilities and expansion of existing facilities;

•	state and local land use and zoning requirements; and

•	corporate practice of medicine and fee splitting.

Failure to comply with these laws and regulations could result in the imposition of significant penalties or require us to change our operations, which may harm our business and operating results.

The following is a discussion of some of the risks relating to specific laws and regulations that apply to us.

Licensure, accreditation and certification

In order to operate our business, all of our facilities must obtain the required state and federal licenses and certification as well as in most cases accreditation from the Joint Council on Accreditation of Healthcare Organizations, JCAHO, or the Commission on Accreditation of Rehabilitation Facilities, CARF. In addition, such licensure, certification and accreditation is required to receive reimbursement from most commercial and government payors. If our facilities are unable to maintain such licensure, certification and accreditation, our revenue may decline, our growth may be limited and our business may be harmed.

Handling of controlled substances

Our facilities must comply with especially strict federal and state regulations concerning the distribution of methadone and other controlled pharmaceuticals. The potential for theft or diversion of methadone and other pharmaceuticals distributed at our facilities for illegal uses has led the federal government as well as a number of states and localities to adopt stringent regulations not applicable to many other types of healthcare providers. Compliance with these regulations is expensive and these costs may increase in the future.

Referrals of patients and relationships with physicians

The federal anti-kickback statute and related regulations prohibit certain offers, payments or receipt of remuneration in return for referring patients covered by Medicaid or other federal healthcare programs or purchasing, leasing, ordering or arranging for or recommending any services, good, item or facility for which payment may be made under a federal healthcare program. Federal physician self-referral legislation, known as the Stark Law, generally prohibits a physician from ordering certain services reimbursable by a federal healthcare program from an entity with which the physician has a financial relationship, unless an exception applies, and prohibits the entity from billing for certain services rendered pursuant to any prohibited referrals. Several of the states in which we operate have laws that are similar to the federal Stark and anti-kickback laws and that reach services paid for by private payors and individual patients.

If we fail to comply with the federal anti-kickback statute and its safe harbors, the Stark Law or other related state and federal laws and regulations, we could be subjected to criminal and civil penalties, we could lose our license to operate, and our facilities could be excluded from participation in Medicaid and other federal and state healthcare programs and could be required to repay governmental payors amounts received by our facilities for services resulting from prohibited referrals. In lieu of repayment, the OIG may impose civil monetary assessments of three times the amount of each item or service wrongfully claimed. In addition, if we do not operate our treatment facilities in accordance with applicable law, our treatment facilities may lose their licenses or the ability to participate in third party reimbursement programs.

Coding and billing rules

If we fail to comply with federal and state documentation, coding and billing rules, we could be subject to criminal and civil penalties, loss of licenses and exclusion from Medicaid programs, which could harm us. Approximately 25% of our revenue for the year ended December 31, 2005 consisted of payments from Medicaid and other government programs. In billing for our services to government payors, we must follow complex documentation, coding and billing rules. Failure to follow these rules could result in potential criminal or civil liability under the federal False Claims Act, under which extensive financial penalties can be imposed. It could further result in criminal liability under various federal and state criminal statutes, or in our being ineligible for reimbursement under Medicaid programs. The rules are complex and we submit a large number of claims per year for Medicaid and other federal program payments and we cannot assure you that governmental investigators, commercial insurers or whistleblowers will not challenge our practices or that there will be no errors. Any such challenges or errors could result in increased costs and have an adverse effect on our profitability, and could result in a portion of our recorded revenue being uncollectible or subject to repayment to governmental payors.

Privacy and security requirements

There are numerous federal and state regulations such as the federal regulations issued under the Drug Abuse Prevention, Treatment and Rehabilitation Act of 1979 and the Health Insurance Portability and Accountability Act of 1996, or HIPAA, addressing patient information privacy and security concerns. Compliance with these regulations can be costly and requires substantial management time and resources. We are not currently in full compliance with the security regulations contained in HIPAA, however, we do have plans in place to become compliant. Our failure to comply with HIPAA privacy or security requirements could lead to civil and criminal penalties and our business could be harmed.

In addition, many states impose similar, and in some cases more restrictive, requirements. For example, some states impose laws governing the use and disclosure of health information pertaining to mental health and/or substance abuse issues that are more stringent than the rules that apply to healthcare information generally. As public attention is drawn to the issues of the privacy and security of medical information, states may revise or expand their laws concerning the use and disclosure of health information, or may adopt new laws addressing these subjects. Failure to comply with these laws could expose us to criminal and civil liability, as well as requiring us to restructure certain of our operations.

Changes in state and federal regulation and in the regulatory environment, as well as different or new interpretations of existing regulations, could adversely affect our operations and profitability.

Since our facilities and operations are regulated at federal, state and local levels, we could be affected by different regulatory changes in different regional markets. Increases in the costs of regulatory compliance and the risks of noncompliance may increase our operating costs, and we may not be able to recover these increased costs, which may adversely affect our results of operations and profitability.

Also, because many of the current laws and regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our treatment facilities, equipment, personnel, services or capital expenditure programs. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could adversely affect our business and operating results.

INDUSTRY AND MARKET DATA

The market data and other statistical information used throughout this prospectus are based on government publications and other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal data, as well as the sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

REGISTERED TRADEMARKS

“CRC Health Group,” “CRC Health Corporation,” “Sierra Tucson” and the CRC Health Corporation logo are our registered trademarks. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus contains or may contain “forward-looking statements.” Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “should” or “could.” Generally, the words “anticipates,” “believes,” “expects,” “intends,” “estimates,” “projects,” “plans” and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors are summarized below and include, among others:

•	changes in government reimbursement for our services;

•	changes in applicable regulations or a government investigation or assertion that we have violated applicable regulations;

•	difficulties with the integration of recently acquired operations and future acquisitions;

•	difficulties in opening and operating new treatment facilities;

•	commercial payors for our services may undertake future cost containment initiatives;

•	the limited number of national suppliers of methadone used in our opiate treatment clinics;

•	failure to maintain established relationships or cultivate new relationships with patient referral sources;

•	shortages in qualified healthcare workers;

•	natural disasters such as hurricanes, earthquakes and floods;

•	competition with other substance abuse treatment services providers;

•	difficulties in the implementation of new information systems to comply with federal and state initiatives relating to patient privacy, security of medical information and electronic transactions;

•	difficulties in the implementation of accounting and other management systems and resources in response to financial reporting and other requirements;

•	the loss of key members of our management;

•	the effect of claims asserted against us or lack of adequate available insurance;

•	our substantial indebtedness; and

•	certain covenants in our debt documents may limit our ability to grow.

Although we believe that these forward-looking statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ.

You should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of the risks of participating in the exchange offer.

THE EXCHANGE OFFER

Purpose and Effect

Concurrently with the consummation of the Transactions, we entered into a registration rights agreement with the initial purchasers of the old notes, which requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must consummate the exchange offer within 60 days after the effective date of the registration statement of which this prospectus is a part.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain liquidated damages on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of ours or any subsidiary guarantor; and

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the Staff of the Commission set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of ours or any subsidiary guarantor;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes; or

•	is prohibited by any law or policy of the Commission from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange note. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the Staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on September 7, 2006, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 in principal amount of old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. The exchange offer is not being made to, and we will not accept surrenders for exchange from, holders of the old notes in any jurisdiction in which the exchange offer or its acceptance would not comply with the securities or blue sky laws of that jurisdiction.

As of the date of this prospectus, $200.0 million in aggregate principal amount of old notes were outstanding, and there was one registered holder, a nominee of The Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the Commission promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when we have given oral or written notice thereof to U.S. Bank National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer,” certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the expiration date, as may be extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on September 7, 2006, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time, on such date. Such announcement will also disclose the approximate number of old notes tendered at such time. We reserve the right, in our sole discretion:

•	to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement. In the event that we make a material change in the exchange offer, including the waiver of a material condition, we will extend the expiration date of the exchange offer so that at least five business days remain in the exchange offer following notice of the material change.

Procedures for Tendering

Only a registered holder of old notes may tender such old notes in the exchange offer. To effectively tender in the exchange offer, a holder must complete, sign and date a copy or facsimile of the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the old notes and any other required documents, to the exchange agent at the address set forth below under “—Exchange Agent” for receipt on or prior to the expiration date. Delivery of the notes also may be made by book-entry transfer in accordance with the procedures described below. If you are effecting delivery by book-entry transfer,

•	confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date; and

•	you must transmit to the exchange agent on or prior to the expiration date a computer-generated message transmitted by means of the Automated Tender Offer Program System of The Depository Trust Company, or DTC, in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of the confirmation of book-entry transfer.

By executing the letter of transmittal or effecting delivery by book-entry transfer, each holder is making to us those representations set forth under the heading “—Purpose and Effect.”

The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of the old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to ensure delivery to the exchange agent on or prior to the expiration date. You should not send any letters of transmittal or old notes to us. Holders may request that their respective brokers, dealers, commercial banks, trust companies or nominees effect the above transaction for such holders.

The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver such notes by book-entry transfer at DTC.

If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should promptly contact the person in whose name the notes are registered and instruct such registered holder to tender on your behalf. If a beneficial owner wishes to tender on his or her own behalf, the holder must, prior to completing and executing the letter of transmittal and delivering the old notes, either make appropriate arrangements to register ownership of the notes in his or her name or to obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Guarantor Institution (defined below) unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an Eligible Guarantor Institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, such guarantee must be by a participant in a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act, an “Eligible Guarantor Institution.”

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such notes must be endorsed or accompanied by properly completed bond powers, signed by such registered holder as such registered holder’s name appears on such notes with the signature thereon guaranteed by an Eligible Guarantor Institution. If the letter of transmittal or any notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and submit with the letter of transmittal evidence satisfactory to so act.

We understand that the exchange agent will make a request, promptly after the date of this prospectus, to establish accounts with respect to the old notes at the book-entry transfer facility of DTC for the purpose of facilitating the exchange offer, and subject to the establishment of these accounts, any financial institution that is a participant in the book-entry transfer facility system may make book-entry delivery of notes by causing the transfer of such notes into the exchange agent’s account with respect to the old notes in accordance with DTC’s procedures for such transfer. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, unless the holder complies with the procedures described in the following paragraph or the guaranteed delivery procedures described below, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below before the expiration date. The delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

The exchange agent and DTC have confirmed that the exchange offer is eligible for the Automated Tender Offer Program, or ATOP, of DTC. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with the procedures for transfer established under ATOP. DTC will then send an Agent’s Message to the exchange agent. The term “Agent’s Message” means a message transmitted by DTC that, when received by the exchange agent, forms part of the formation of a book-entry transfer and that states that DTC has received an express acknowledgement from the DTC participant that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant. In the case of an Agent’s Message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent that states that DTC has received an express acknowledgement from the DTC participant that such participant has received and agrees to be bound by the notice of guaranteed delivery.

We will determine all questions as to the validity, form eligibility (including time of receipt), acceptance and withdrawal of the tendered old notes in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all old notes not validly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to the tender of old notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if old notes are submitted in a principal amount greater than the principal amount of notes being tendered by such tendering holder, such unaccepted or non-exchanged notes will be returned by the exchange agent to the tendering holders (or, in the case of notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such unaccepted or non-exchanged notes will be credited to an account maintained with such book-entry transfer facility), unless otherwise provided in the letter of transmittal accompanying such notes, promptly following the expiration date.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an Eligible Guarantor Institution;

•	prior to the expiration date, the exchange agent receives from that Eligible Guarantor Institution a properly completed and duly executed letter of transmittal or facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or book-entry confirmation, as the case may be, will be deposited by the Eligible Guarantor Institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of old notes to be effective, a written or, for DTC participants, electronic ATOP transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn, whom we refer to as the depositor;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes or, in the case of notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder promptly after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the expiration of the exchange offer, we determine that the exchange offer violates applicable law, any applicable interpretation of the Staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time, prior to the expiration of the exchange offer. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

Holders of old notes who do not exchange their old notes for exchange notes in the exchange offer will remain subject to the restrictions on transfer of such old notes:

•	as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the prospectus distributed in connection with the private offering of the old notes.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail; Hand Delivery or Overnight Courier:

U.S. Bank National Association

Corporate Trust Services

100 Wall Street, Suite 1600

New York, NY 10005

By Facsimile (Eligible Institutions Only):

(651) 495-8158

For Information or Confirmation by Telephone:

(800) 934-6802

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers, employees, agents or representatives. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

THE TRANSACTIONS

On October 8, 2005, we entered into a merger agreement pursuant to which CRCA Merger Corporation merged with and into our company, with our company continuing as the surviving corporation and an indirect subsidiary of Holdings. CRCA Merger Corporation and Holdings are Delaware corporations formed by investment funds managed by Bain Capital Partners, LLC for the purpose of engaging in the merger and the other related transactions described in this prospectus. On February 6, 2006, immediately following our merger with CRCA Merger Corporation, we merged our operating subsidiary, CRC Health Corporation, with and into our company and renamed the surviving entity as CRC Health Corporation. In connection with the merger, Holdings changed its name to CRC Health Group, Inc. We refer to the mergers and the related transactions, including the offer and sale of the old notes, the borrowings under our new senior secured credit facility and the repayment of our then-existing indebtedness as the Transactions.

Upon the consummation of the Transactions on February 6, 2006, all of our issued and outstanding capital stock was held indirectly by Holdings. Investment funds managed by Bain Capital Partners, LLC control us through their ownership of Holdings. Those investment funds, together with certain members of our management who exchanged, or rolled, a portion of their pre-merger equity for an interest in Holdings, own all of the outstanding equity securities of Holdings.

The funds necessary to consummate the Transactions on February 6, 2006 were approximately $749.9 million, including:

•	$462.7 million to pay our former stockholders (including approximately $9.1 million of rollover equity from certain members of our management) and option holders all amounts due under the merger agreement, including transaction expenses of $24.4 million;

•	$259.9 million to repay then-existing indebtedness, including accrued interest of $1.4 million;

•	$27.0 million to pay related fees and expenses; and

•	$0.3 million to pay management fees per our management agreement with our Sponsor.

The Transactions were financed by:

•	an equity investment in Holdings of $294.5 million by investment funds managed by Bain Capital Partners, LLC;

•	$9.1 million of rollover equity from certain members of our management;

•	borrowings of $249.3 million under our new senior secured credit facility, consisting of $245.0 million under our term loan and $4.3 million under our revolving credit facility; and

•	the issuance of $200.0 million in aggregate principal amount of the old notes, less approximately $3.0 million of original issue discount.

As a result of the Transactions, the majority of our assets and liabilities were adjusted to their fair value as of February 6, 2006. The excess of the total purchase price over the fair value of our tangible and identifiable intangible assets was allocated to goodwill, which is the subject of an annual impairment test. Additionally, pursuant to Financial Accounting Standards Board Emerging Issues Task Force Issue No. 88-16 “Basis in Leveraged Buyout Transactions,” a portion of the equity related to the equity rollover by certain members of our management was recorded at the stockholder’s predecessor basis and a corresponding portion of the fair value of the acquired assets was reduced accordingly. By definition, our statements of financial position and results of operations subsequent to the Transactions are not comparable to the same statements for the periods prior to the Transactions due to the resulting change in basis. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement, dated February 6, 2006, by and among us, the subsidiary guarantors party thereto and the initial purchasers of the old notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. Instead, we will receive in exchange old notes in like principal amount. We will retire or cancel all of the old notes tendered in the exchange offer.

The old notes were issued and sold on February 6, 2006. The proceeds from the offering of the old notes, borrowings under our new senior secured credit facility and the proceeds of equity investments in our indirect parent company were used to finance the Transactions and pay related fees and expenses. The equity investments in our indirect parent company were financed with cash proceeds resulting from the purchase of our indirect parent company’s common stock by an investor group led by investment funds associated with our Sponsor.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006. The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical condensed consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

As of March 31, 2006
(Dollars in millions)
Cash and cash equivalents	$1.3

Debt:
New senior secured credit facility:
Revolving credit facility(1)	$0.0
Term loan	245.0
The old notes(2)	197.1

Total debt	$442.1
Total stockholders’ equity	$296.1

Total capitalization	$738.2

(1)	Excludes approximately $2.2 million of letters of credit, which reduces borrowing availability under our $100.0 million revolving credit facility to approximately $97.8 million.
(2)	Represents $200.0 million aggregate principal amount of the old notes, less approximately $2.9 million of unamortized original issue discount.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

Set forth below is selected historical consolidated financial information at the dates and for the periods indicated. The summary historical financial information as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 has been derived from our audited financial statements. We derived the historical financial information for the three months ended March 31, 2005, one month ended January 31, 2006 and two months ended March 31, 2006, and as of March 31, 2006, from our unaudited interim consolidated financial statements. The date of the Transactions was February 6, 2006, but for accounting purposes and to coincide with our normal financial account closing dates, we have utilized February 1, 2006, as the effective date of the Transactions. As a result, we have reported operating results and financial position for all periods presented prior to February 1, 2006 as those of the Predecessor Company and for all periods from and after February 1, 2006 as those of the Successor Company due to the resulting change in the basis of accounting.

The selected historical financial information should be read in conjunction with our consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus.

	Predecessor							Successor
	Year Ended December 31,					Three Months Ended March 31, 2005	One Month Ended January 31, 2006	Two Months Ended March 31, 2006
	2001	2002	2003	2004	2005
						(unaudited)		(unaudited)
	(Dollars in thousands)
Statement of Income Data:
Net revenue
Residential treatment	$38,552	$42,016	$65,962	$86,551	$124,858	$24,192	$12,693	$24,106
Opiate treatment	—	15,198	36,501	78,925	83,847	20,277	7,125	14,393
Corporate/other	—	1	41	127	317	9	32	103

Net revenue	$38,552	$57,215	$102,504	$165,603	$209,022	$44,478	$19,850	$38,602

Operating expenses
Residential treatment	$30,834	$34,029	$56,858	$67,404	$92,457	$18,701	$9,113	$18,381
Opiate treatment	—	12,277	27,388	49,945	52,971	12,974	4,447	9,727
Corporate/other	2,384	5,929	7,996	11,067	14,836	2,921	44,623	3,004
Write-off of intangibles	—	—	—	—	41	—	—	—
Charge related to merger with eGetgoing(1)	—	13,576	—	—	—	—	—	—

Operating expenses	$33,218	$65,811	$92,242	$128,416	$160,305	$34,596	$58,183	$31,112

Income from operations
Residential treatment	$7,718	$7,987	$9,104	$19,147	$32,401	$5,491	$3,580	$5,725
Opiate treatment	—	2,921	9,113	28,980	30,835	7,303	2,678	4,666
Corporate/other	(2,384)	(19,504)	(7,955)	(10,940)	(14,519)	(2,912)	(44,591)	(2,901)

Income (loss) from operations	$5,334	$(8,596)	$10,262	$37,187	$48,717	$9,882	$(38,333)	$7,490
Other income (expense)(2)	393	582	(4)	(12)	2,199	8	60	577
Interest expense	(1,716)	(4,967)	(6,564)	(13,965)	(19,814)	(3,489)	(2,509)	(6,324)
Other financing costs(3)	—	—	(8,331)	—	(2,185)	—	(10,655)	—

Income (loss) from continuing operations before income taxes	$4,011	$(12,981)	$(4,637)	$23,210	$28,917	$6,401	$(51,437)	$1,743
Income tax expense (benefit)	1,648	(1,439)	(3,081)	9,996	10,916	2,714	(12,444)	718

Net income (loss) from continuing operations	$2,363	$(11,542)	$(1,556)	$13,214	$18,001	$3,687	$(38,993)	$1,025

	Predecessor							Successor
	Year Ended December 31,					Three Months Ended March 31, 2005	One Month Ended January 31, 2006	Two Months Ended March 31, 2006
	2001	2002	2003	2004	2005
						(unaudited)		(unaudited)
	(Dollars in thousands)
Balance Sheet Data (at period end):
Working capital(4)	$3,397	$15,710	$15,460	$12,493	$2,284			$21,337
Property and equipment, net(5)(6)	9,018	9,715	24,566	27,809	49,074			65,067
Cash	1,128	5,363	7,121	10,563	5,077			1,255
Total assets(6)	40,499	87,341	237,267	262,695	424,154			872,886
Total debt, including capital leases	19,203	43,799	127,494	123,343	259,931			442,072
Mandatorily redeemable stock	—	42,567	109,859	115,418	115,625			—
Shareholders’ equity (deficit)	16,172	(8,349)	(17,684)	(5,812)	11,985			296,128
Other Financial Data:
Cash paid for interest(7)	$1,494	$2,779	$7,861	$12,572	$18,101	$3,105	$1,336	$3,938
Depreciation and amortization	2,186	1,101	2,209	3,699	3,850	836	361	1,459
Capital expenditures	753	849	2,408	7,318	11,377	1,147	411	1,603
Cash flows from operating activities	$4,037	$(424)	$3,274	$25,573	$23,799	$4,776	$1,202	$(19,250)
Cash flows from investing activities	(20,407)	(31,923)	(139,025)	(22,730)	(159,125)	(1,053)	(316)	(430,481)
Cash flows from financing activities	17,497	36,582	137,509	599	129,840	(1,614)	(5,540)	450,563

(1)	On the date of the merger with eGetgoing in August 2002, in accordance with provisions of SFAS, No. 141, Business Combinations, we determined that the merger with eGetgoing did not constitute an acquisition of a business. In addition, we determined that there were no identifiable intangible assets acquired. Accordingly, the excess of purchase price over the fair value of net tangible assets acquired in the amount of $13.6 million was written off to expense in accordance with SFAS, No. 142, Goodwill and Other Intangibles.
(2)	Other income (expense) for the year ended December 31, 2005 includes $0.6 million of gain recognized upon termination of our swap agreement in connection with the acquisition of Sierra Tucson and refinancing our debt in May 2005, $1.6 million of increase in fair value of our new swap on December 31, 2005 and $0.6 million of gain recognized on the fair value of our interest rate swap during the two months ended March 31, 2006.
(3)	Represents the write-off of unamortized capitalized financing costs of $8.3 million in 2003, $2.2 million in the year ended December 31, 2005 and $7.2 million during the one month ended January 31, 2006, respectively, and $3.5 million during the one month ended January 31, 2006, related to the write-off of unamortized debt discount.
(4)	We define working capital as our current assets (including cash) minus our current liabilities, which includes the current portion of long-term debt and accrued interest thereon.
(5)	Increase in property and equipment, net at December 31, 2003 compared to December 31, 2002 includes tangible assets of $12.7 million and $1.4 million acquired with our acquisitions of Comprehensive Addiction Programs, Inc. in February 2003 and National Specialty Clinics, Inc. in December 2003, respectively.
(6)	Increase in property and equipment, net and total assets at December 31, 2005 compared to December 31, 2004 primarily relates to our acquisitions of Sierra Tucson, Wellness Resource Center, Montecatini and Sixth Street during the year ended December 31, 2005.
(7)	Excludes amortization and write-off of capitalized financing costs and amortization of original issue discount.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information presents the pro forma consolidated results of operations giving effect to the purchase by our Sponsor through Holdings of our company, with our company as the surviving entity, as well as several acquisitions, which we consummated during 2005 (the “Recent Acquisitions”). The unaudited pro forma condensed consolidated financial information is based on our historical consolidated statements of operations included elsewhere in this prospectus, adjusted to give pro forma effect to the Recent Acquisitions and the Transactions, all of which are deemed to occur concurrently and which are summarized below:

•	the issuance of new common stock by Holdings in the amount of $294.5 million;

•	the merger of Holdings’ indirect subsidiary CRCA Merger Corporation (the “Merger Corp.”) with and into CRC Health Group, Inc. and the merger of CRC Health Corporation with and into CRC Health Group, Inc., with the surviving entity renamed as CRC Health Corporation;

•	entering into our new senior secured credit facility, consisting of:

•	a senior secured term loan of $245.0 million, all of which was borrowed at the closing of the Transactions; and

•	a revolving credit facility of $100.0 million. We drew $4.3 million under the revolving credit facility and had approximately $2.2 million of letters of credit outstanding at the closing of the Transactions;

•	the issuance of $200.0 million in aggregate principal amount of senior subordinated notes (referred to elsewhere herein as the old notes), less approximately $3.0 million of original issue discount;

•	payments to former investors of $453.6 million, including expenses but excluding approximately $9.1 million of rollover equity from certain members of our management, in exchange for all of our outstanding common and preferred stock;

•	the repayment of our previously outstanding debt, including $4.5 million of borrowings under our revolving line of credit and $254.0 million principal amount of term loans and subordinated debt. Outstanding debt is recorded net of unamortized debt discount of $3.5 million on the balance sheet at December 31, 2005. We also paid $1.4 million of accrued interest;

•	the payment of $0.3 million of management fees per our management agreement with our Sponsor;

•	the payment of costs associated with the Transactions incurred by Merger Corp. of approximately $27.0 million.

The Recent Acquisitions include the acquisition of Sierra Tucson and other acquisitions (Sixth Street, Montecatini, Wellness Resource Center and 4therapy, collectively the “Other Acquisitions”). Financial information for the Other Acquisitions is derived from the accounting records of the acquired entities and is unaudited. A summary of the Recent Acquisitions is as follows:

•	Sierra Tucson—On May 11, 2005, we acquired substantially all of the assets of Sierra Tucson, LLC (“Sierra Tucson”), an addiction and other behavioral health disorders inpatient rehabilitation center, for approximately $132.1 million in cash, including acquisition related expenses. In connection with the purchase, we refinanced $75.7 million of outstanding term loans (the “Original Term Loans”) and promissory notes. The acquisition was financed with a senior secured credit facility of $205.0 million (the “Restated Term Loan”) with a six-year maturity. The historical audited financial statements for Sierra Tucson for the year ended December 31, 2004 are included elsewhere in this prospectus.

•	Sixth Street—On June 3, 2005, we acquired substantially all of the assets of Sixth Street Clinic, Inc. (“Sixth Street”), a methadone maintenance treatment clinic, for approximately $0.8 million in cash, including acquisition related expenses.

•	Montecatini—On September 29, 2005, we acquired substantially all of the assets of Montecatini, Inc. (“Montecatini”), an established residential eating disorder facility, for approximately $4.7 million in cash, including acquisition related expenses. In December 2005, we also acquired additional property of $1.1 million and intangible assets of $0.2 million that represent add-on acquisitions as described in the merger agreement.

•	Wellness Resource Center—Effective as of September 30, 2005, we acquired substantially all the assets of Wellness Resource Center, Inc. (“Wellness Resource Center”), an extended care residential facility, for approximately $6.0 million in cash, including acquisition related expenses.

•	4therapy—On October 7, 2005, we acquired all of the outstanding stock of 4therapy.com NETWORK (“4therapy”) for approximately $5.0 million in cash, including acquisition related expenses. In addition, if 4therapy meets certain milestones relating to the generation of referrals in the first and second years after the closing, we are obligated to make certain earn-out payments in the amount of up to $1.8 million in the first year and up to $2.0 million in the second year. 4therapy is a nationwide network that uses the internet and a call center as low-cost delivery vehicles to provide branded, integrated, web-based solutions to mental health professionals, drug and alcohol treatment centers, eating disorder clinics, rapid detox facilities and consumers.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2005 and three months ended March 31, 2006 give effect to the Recent Acquisitions and the Transactions as if they had occurred on January 1, 2005. The Sixth Street, Montecatini, Wellness Resource Center and 4therapy acquisitions are combined and included, where applicable, in the Other Acquisitions column for presentation in the unaudited pro forma condensed consolidated statements of operations. The combined historical condensed consolidated statement of operations for the three months ended March 31, 2006 represents the mathematical addition of our operating results for the one month ended January 31, 2006 to our operating results of the two months ended March 31, 2006.

The unaudited pro forma condensed consolidated financial information is based on the estimates and assumptions set forth in the notes to these statements that management believes are reasonable. These estimates include an allocation of the purchase prices based on the fair value of assets acquired and liabilities assumed (including identifiable tangible and intangible assets) on the Recent Acquisitions and the Transactions in accordance with SFAS No. 141, Business Combinations. The fair value of assets was based upon appraisals performed by independent valuation specialists and other relevant information. The excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill. The amortization expense is recorded in the pro forma condensed consolidated statements of operations.

The unaudited pro forma condensed consolidated financial information is for information purposes only and does not purport to represent what our actual results of operations would have been if these transactions had been completed as of the dates indicated above or that may be achieved in the future. Furthermore, the unaudited pro forma statement of operations includes certain nonrecurring charges that were incurred in connection with the Transactions: (i) the write-off of capitalized financing costs of $7.2 million associated with our existing debt that was repaid; (ii) the write-off of unamortized debt discount of $3.5 million; (iii) stock option compensation expenses of $17.7 million, recognized upon the settlement of outstanding options; (iv) fees paid to financial advisors of $9.6 million, (v) fees paid to former lead investors of $9.4 million; (vi) management bonuses and related taxes paid in connection with the Transactions of $3.5 million and (vii) various legal, accounting and other professional fees of $3.5 million. The tax effect of these non-recurring items at 41% effective tax rate is $13.1 million. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and related notes and those of Sierra Tucson as well as other financial information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Year Ended December 31, 2005

(Dollars in thousands)

		Recent Acquisitions
	Historical for the Year Ended December 31, 2005	Acquisition of Sierra Tucson (a)	Other Acquisitions (a)	Acquisition Adjustments		Pro Forma for Recent Acquisitions December 31, 2005	Adjustments for the Transactions		Pro Forma for the Year Ended December 31, 2005
Net revenue:
Net client service revenue	$205,833	$11,739	$5,335	$—		$222,907	$—		$222,907
Other revenue	3,189	417	276	—		3,882	—		3,882

Net revenue	209,022	12,156	5,611	—		226,789	—		226,789

Operating expenses:
Salaries and benefits	96,241	4,169	1,834	—		102,244	—		102,244
Supplies and facilities cost	54,827	2,151	1,970	(71	)(d)	58,877	847	(i)	59,724
Insurance	2,305	203	141	—		2,649	—		2,649
Provision for bad debts	3,041	(19)	—	—		3,022	—		3,022
Depreciation and amortization	3,850	214	9	539	(e)	4,612	3,843	(j)	8,455
Write-off of intangible assets	41	—	—	—		41	—		41

Operating expenses	160,305	6,718	3,954	468		171,445	4,690		176,135

Income (loss) from operations	48,717	5,438	1,657	(468)		55,344	(4,690)		50,654
Interest expense	(19,814)	(621)	(31)	(3,182	)(f)	(23,648)	(18,438	)(k)	(42,086)
Other financing costs	(2,185)	—	—	2,185	(f)	—	—		—
Other income (expense)	2,199	33	5	(585	)(g)	1,652	—		1,652

Income (loss) from continuing operations before income taxes	28,917	4,850	1,631	(2,050)		33,348	(23,128)		10,220
Income taxes	10,916	1,989	677	(841	)(h)	12,741	(9,482	)(h)	3,259

Income (loss) from continuing operations	$18,001	$2,861	$954	$(1,209)		$20,607	$(13,646)		$6,961

See notes to unaudited pro forma condensed consolidated statement of operations.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Three Months Ended March 31, 2006

(Dollars in thousands)

	Predecessor Historical for the One Month Ended January 31, 2006 (b)	Successor Historical for the Two Months Ended March 31, 2006	Combined Historical for the Three Months Ended March 31, 2006	Adjustments for the Transactions (c)		Pro Forma for the Three Months Ended March 31, 2006
Net revenue:
Net client service revenue	$19,360	$37,810	$57,170	$—		$57,170
Other revenue	490	792	1,282	—		1,282

Net revenue	19,850	38,602	58,452	—		58,452

Operating expenses:
Salaries and benefits	9,265	17,866	27,131	—		27,131
Supplies and facilities cost	4,361	10,522	14,883	57	(i)	14,940
Insurance	201	428	629	—		629
Provision for bad debts	285	837	1,122	—		1,122
Depreciation and amortization	361	1,459	1,820	366	(j)	2,186
Acquisition related costs	43,710	—	43,710	—		43,710

Operating expenses	58,183	31,112	89,295	423		89,718

(Loss) Income from operations	(38,333)	7,490	(30,843)	(423)		(31,266)
Interest expense	(2,509)	(6,324)	(8,833)	(996	)(k)	(9,829)
Other financing costs	(10,655)	—	(10,655)	—		(10,655)
Other income	60	577	637	—		637

(Loss) Income from continuing operations before income taxes	(51,437)	1,743	(49,694)	(1,419)		(51,113)
Income tax (benefit) expense	(12,444)	718	(11,726)	(582	)(h)	(12,308)

(Loss) Income from continuing operations	$(38,993)	$1,025	$(37,968)	$(837)		$(38,805)

See notes to unaudited pro forma condensed consolidated statement of operations.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2005 and Three Months Ended March 31, 2006

(Dollars in thousands)

(a)	Sierra Tucson amounts were derived from the unaudited statement of operations for the period from January 1, 2005 through May 11, 2005, the acquisition date.

Other Acquisitions amounts were derived from the unaudited statements of operations from January 1, 2005 through the date of each acquisition.

(b)	Historical predecessor statement of operations for the one month ended January 31, 2006 includes certain material nonrecurring charges that are directly attributable to the Transactions and such charges were not excluded from the three months ended March 31, 2006 pro forma condensed consolidated statement of operations. The charges and their related tax effects are as follows.

Stock option-based compensation expense related to the settlement of stock options	$17,666
Fees to financial advisors	9,635
Fees to former lead investors	9,437
Management bonuses and related payroll taxes	3,530
Legal, accounting and other professional fees	3,442
Capitalized financing costs written-off	7,164
Unamortized debt discount	3,491
Income tax benefit(i)	(13,058)

Total nonrecurring items, net of tax	$41,307

(i)	Income tax benefit at 41% tax rate is as follows:

	Pre-Tax Amount	Tax Effect
Compensation expense related to stock option exercises	$17,666	$7,243
Management bonuses and related payroll taxes	3,530	1,447
Capitalized financing costs written-off	7,164	2,937
Unamortized debt discount	3,491	1,431

Total income tax benefit		$13,058

(c)	As the Transactions were all assumed to be consummated as of January 31, 2006, the adjustments for the Transactions include only the period from January 1, 2006 to January 31, 2006.

(d)	Reflects the elimination of $0.1 million of expenses for the year ended December 31, 2005 incurred by Montecatini and Wellness Resource Center in conjunction with their acquisition by us.

(e)	Reflects adjustments related to increase in depreciation and amortization for assets acquired. Depreciation expense relates to the increase in fair value of acquired buildings of $6.1 million and building improvements of $2.1 million with an estimated useful life of 30 years and land improvements of $0.3 million with an estimated useful life of 15 years. Amortization expense relates to core developed technology of $2.6 million acquired in the 4therapy acquisition and a covenant not to compete acquired in the Sierra Tucson acquisition with a $0.2 million fair value and estimated useful lives of five years for the technology and three years for the covenant not to compete.

Year Ended December 31, 2005
Depreciation expense	$111
Amortization expense	428

Adjustment to depreciation and amortization	$539

(f)	Reflects the net change in interest expense as a result of the $205.0 million Restated Term Loan used to fund the acquisition of the Sierra Tucson and repay the Original Term Loans. Additional interest expense is calculated as follows:

Year Ended December 31, 2005
Adjustments to interest expense related to financing:
Restated Term Loan(i)	$5,373
Amortization of capitalized financing costs(ii)	325

Interest expense on new debt	5,698
Amortization of capitalized financing costs on Original Term Loans	—
Interest expense on Original Term Loans	(1,895)
Historical Sierra Tucson interest expense(iii)	(621)

Adjustment to interest expense	$3,182

Adjustment to other financing costs(iv)	$2,185

(i)	Represents interest on the outstanding Restated Term Loan, which is calculated as follows:

Year Ended December 31, 2005
Outstanding balance on Restated Term Loan	$205,000
Assumed annual interest rate—3 month LIBOR plus 2.75%	7.30%
Portion of year not outstanding(v)	0.36

Calculated interest	$5,373

(ii)	Reflects amortization of $5.4 million of capitalized financing costs on Restated Term Loan over the term of the loan of six years for the period from January 1, 2005 to May 11, 2005.
(iii)	Reflects elimination of all historical interest incurred by Sierra Tucson before acquisition by us.
(iv)	Reflects elimination of the write-off of unamortized capitalized financing costs on the Original Term Loans which were repaid in conjunction with the acquisition of Sierra Tucson.
(v)	New interest expense is calculated for the period from January 1, 2005 to May 11, 2005.

(g)	Reflects elimination of gain of $0.6 million for the year ended December 31, 2005 associated with the termination of the interest rate swap arrangement on the Original Term Loans in conjunction with the financing of the Sierra Tucson acquisition.

(h)	Reflects the income tax effect of the pro forma adjustments at a 41% tax rate. Amounts included for historical Sierra Tucson and Other Acquisitions were determined based upon the assumption that these entities were part of our tax structure.

(i)	Represents the additional management fees to an affiliate of our Sponsor for each of the respective periods. See “Certain Relationships and Related Party Transactions.” Amount is calculated as follows:

	Year Ended December 31, 2005	One Month Ended January 31, 2006
Management fees to be paid to an affiliate of our Sponsor	$2,000	$167
Actual management fees incurred during the periods	(1,153)	(110)

Adjustment to management fees	$847	$57

(j)	The Transactions were accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. Under purchase accounting, the estimated acquisition consideration is allocated to our assets and liabilities based on their relative fair values. The consideration remaining is then allocated to identifiable intangibles with a finite life and amortized over that life, as well as to goodwill and identifiable intangibles with an indefinite life, which will have to be evaluated prospectively on an annual basis to determine impairment and adjusted accordingly. Based upon results of an independent valuation of our fixed assets and intangibles, additional depreciation and amortization expense is as follows:

	Year Ended December 31, 2005	One Month Ended January 31, 2006
Depreciation expense(i)	$109	$7
Amortization expense(ii)	3,734	359

Adjustment to depreciation and amortization	$3,843	$366

(i)	Fixed assets increase in value relates to land in the amount of $13.3 million with indefinite useful life (no depreciation expense recognized) and to buildings of $3.3 million with 30 years estimated useful life. These amounts include $0.4 million related to land and $0.7 million related to a building added in December 2005 following a Montecatini add-on acquisition as described in the Merger Agreement.
(ii)	Intangible assets acquired in the Transactions, 4therapy acquisition and other add-on acquisitions have fair values and estimated useful lives as follows:

	Fair Value	Estimated Useful Life
Core developed technology	$2,600	5 years
Trademark and tradename	163,700	Indefinite
Contractual customer relationships	50,000	10–15 years
Certificates of need	44,600	Indefinite
Licenses	25,200	Indefinite
Covenant not to compete	200	3-5 years
Registration rights	200	2 years

Total identified intangible assets	$286,500

(k)	Reflects the net change in interest expense as a result of the new financing arrangements to fund the Transactions, which is calculated as follows:

	Year Ended December 31, 2005	One Month Ended January 31, 2006
New interest expense:
Senior subordinated notes(i)	$21,500	$1,792
Senior secured term loan(ii)	16,668	1,389
Revolving loan:
Drawn amount(iii)	303	25
Commitment fee on unused amount(iv)	468	39
Fees on outstanding letters of credit(v)	55	5
Amortization of capitalized financing costs and original issuance discount on senior subordinated notes(vi)	3,061	255

Total pro forma interest expense on new borrowings	42,055	3,505
Less: historical interest expense on borrowings repaid in conjunction with the Transactions(vii)	(23,617)	(2,509)

Adjustment to interest expense	$18,438	$996

(i)	Represents interest on our new senior subordinated notes (referred to elsewhere herein as the old notes), which is calculated as follows:

	Year Ended December 31, 2005	One Month Ended January 31, 2006
Estimated outstanding balance	$200,000	$200,000
Stated interest rate	10.75%	10.75%
Portion of year not outstanding	1.00	0.08

Calculated interest	$21,500	$1,792

For each 0.125% increase (or decrease) in interest rate from the stated rate, the annual interest expense would increase (decrease) by approximately $0.3 million.

(ii)	Represents interest on our new senior secured term loan, which is calculated as follows:

	Year Ended December 31, 2005	One Month Ended January 31, 2006
Estimated outstanding balance	$245,000	$245,000
Assumed interest rate—3 month LIBOR plus 2.25%	6.80%	6.80%
Portion of year not outstanding	1.00	0.08

Calculated interest	$16,668	$1,389

For each 0.125% increase (or decrease) in interest rate from the assumed rate, the annual interest expense would increase (decrease) by approximately $0.3 million.

(iii)	Represents interest on funds drawn under our new revolving credit facility, which is calculated as follows:

	Year Ended December 31, 2005	One Month Ended January 31, 2006
Estimated outstanding balance	$4,300	$4,300
Assumed interest rate—3 month LIBOR plus 2.50%	7.05%	7.05%
Portion of year not outstanding	1.00	0.08

Calculated interest	$303	$25

(iv)	Represents commitment fee charged on the unused portion of our new revolving credit facility, which is calculated as follows:

	Year Ended December 31, 2005	One Month Ended January 31, 2006
Estimated average unused portion of revolving credit facility	$93,500	$93,500
Commitment fees	0.50%	0.50%
Portion of year not outstanding	1.00	0.08

Calculated commitment fees	$468	$39

(v)	Represents fees on outstanding letters of credit, which are calculated as follows:

	Year Ended December 31, 2005	One Month Ended January 31, 2006
Outstanding letters of credit	$2,200	$2,200
Fees on letters of credit	2.50%	2.50%
Portion of year not outstanding	1.00	0.08

Calculated letters of credit fees	$55	$5

(vi)	Reflects amortization of capitalized financing costs over the term of the new financing arrangements, which is calculated as follows:

	Capitalized Costs	Period of Amortization
Revolving credit facility	$1,750	6 years
Senior secured term loan	11,220	7 years
Senior subordinated notes	8,691	10 years

Total capitalized financing costs	$21,661

Original issuance discount on senior subordinated notes	2,978	10 years

(vii)	Adjustment to eliminate historical interest expense. Excludes interest on debt incurred by Other Acquisition entities prior to their acquisition by us of $31 for the year ended December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are one of the leading providers of substance abuse treatment services in the United States. We also provide treatment services for other addiction diseases and behavioral disorders such as eating disorders. We have two reporting segments: residential treatment facilities and opiate treatment clinics. Our residential treatment division, which operated 21 inpatient and 18 outpatient facilities in ten states as of March 31, 2006, treats patients for addiction to alcohol and drugs and other behavioral health disorders. As of March 31, 2006, our residential treatment division treated approximately 1,200 patients per day. Our opiate treatment division, which operated 50 opiate treatment clinics in 17 states as of March 31, 2006, provides services to individuals addicted to opiates, including heroin and prescription painkillers such as oxycodone. As of March 31, 2006, our opiate treatment clinics treated approximately 21,500 patients per day. Activities classified as “Corporate/other” represent revenue and expenses associated with eGetgoing, an online treatment services enterprise, and general and administrative expenses (i.e., expenses associated with our corporate offices in Cupertino, California, which provide management, financial, human resources and information system support).

Basis of Presentation

Our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and for the quarter ended March 31, 2005 were prepared using our historical basis of accounting. As a result of the Transactions on February 6, 2006, a new basis of accounting began. However, for accounting purposes and to coincide with our normal financial account closing dates, we have utilized February 1, 2006 as the effective date of the Transactions. In presenting a comparison of our results of operations in the first quarter of 2006 to our results of operations in the first quarter of 2005, we have presented the quarter ended March 31, 2006 as the mathematical addition of our operating results for January 2006 to our operating results for February and March 2006. We refer to financial information for all periods presented prior to February 1, 2006 as those of the Predecessor Company and for all periods from and after February 1, 2006 as those of the Successor Company due to the resulting change in the basis of accounting. This approach is not consistent with U.S. GAAP and may yield results that are not strictly comparable on a period-to-period basis primarily due to the impact of purchase accounting entries recorded as a result of the Transactions. For purposes of this management’s discussion and analysis of financial condition and results of operations, however, management believes that it is the most meaningful way to present our results of operations for the quarter ended March 31, 2006.

Impact of the Transactions

As a result of the Transactions, our assets and liabilities were adjusted to their fair value as of the consummation of the mergers. We also increased our aggregate outstanding indebtedness. Accordingly, interest expense is and will continue to be significantly higher in periods following the Transactions. Due to the final allocation of the purchase price to our tangible and identifiable intangible assets, our depreciation and amortization expense has increased. The excess of the total purchase price over the fair value of our tangible and identifiable intangible assets was allocated to goodwill, which will be the subject of an annual impairment test.

The total cash contributed in connection with the Transactions was approximately $740.8 million (including acquisition and financing related fees and expenses of $27.0 million incurred by Merger Corp.). The proceeds were used to repay existing balances on a revolving line of credit of $4.5 million, long term debt of $254.0 million, accrued interest of $1.4 million and acquisition and financing related expense of $24.4 million incurred by our company that were expensed in the Predecessor Company financial statements. The proceeds were also used to pay $0.3 million of management fees per a management agreement with our Sponsor which was expensed in the Successor Company financial statements. In addition, as part of the Transactions, our former stockholders, including mandatorily redeemable common and preferred stockholders, were paid $429.2 million per the merger agreement.

The aggregate purchase price of $722.9 million plus expenses of $27.0 million incurred by Merger Corp. was financed with the term loan portion of our new senior secured credit facility of $245.0 million, the issuance of new senior subordinated notes (referred to elsewhere herein as the old notes) of $200.0 million aggregate principal amount (less approximately $3.0 million of original issue discount), a borrowing under the revolving portion of our new senior secured credit facility of $4.3 million, cash equity investments by investment funds managed by our Sponsor of $294.5 million and rollover equity investments by certain members of our management of $9.1 million.

The purchase consideration was fixed at the date of the acquisition and there were no adjustments that would result in a change in the overall purchase price.

As a result of the acquisition, investment funds managed by our Sponsor received unilateral control of us. Consequently, the acquisition was accounted for as a complete change in accounting basis in a successor company (CRC Health Corporation). Equity rollover of $9.1 million from certain members of our management was recorded at the stockholder’s predecessor basis, which is zero for accounting purposes, in accordance with Financial Accounting Standards Board Emerging Issues Task Force Issue (“EITF”) No. 88-16, Basis in Leveraged Buyout Transactions.

The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. Under purchase accounting, the purchase consideration was allocated to the assets and liabilities based on their relative fair values. The consideration remaining was allocated to our intangibles with finite lives and is being amortized over that life, as well as to goodwill and identifiable intangibles with indefinite lives, which will be evaluated on at least an annual basis to determine impairment and adjusted accordingly.

As required by our new senior secured credit agreement, we entered into an interest rate swap agreement on February 28, 2006 to provide for interest protection for an initial notional amount of $115.0 million declining to $10.0 million at the end of the term. The effective date of the swap agreement was March 31, 2006 and the termination date is March 31, 2011. Under the interest rate swap, we receive an interest rate equal to the 3-month LIBOR rate. In exchange, we pay a fixed rate of 4.99% on the notional amount.

Acquisitions and Dispositions

In October 2005, we acquired all of the stock of 4therapy for approximately $5.0 million in cash, including acquisition related expenses. In the event that 4therapy meets certain milestones relating to the generation of referrals in the first and second years after the closing, we are obligated to make certain earn-out payments in the amount of up to $1.8 million in the first year and up to $2.0 million in the second year. 4therapy is an online referral network in the substance abuse treatment market with approximately 150 individual internet sites. For the year ended December 31, 2004 4therapy had revenues of $0.7 million.

Effective as of September 30, 2005, we acquired substantially all of the assets of Wellness Resource Center for approximately $6.0 million in cash, including acquisition related expenses. Wellness Resource Center was, at the time of acquisition, a 37-bed residential treatment facility and is located in Boca Raton, Florida. For the year ended December 31, 2004 Wellness Resource Center had revenues of $3.6 million.

In September 2005, we acquired substantially all of the assets of Montecatini for approximately $4.7 million in cash, including acquisition related expenses. Montecatini was, at the time of acquisition, an 11-bed residential treatment facility and is located in Carlsbad, California. For the year ended December 31, 2004 Montecatini had revenues of $1.6 million.

In June 2005, we acquired substantially all of the assets of Sixth Street for approximately $0.8 million, including acquisition related expenses. Sixth Street is an opiate treatment facility located in Albuquerque, New Mexico. For the year ended December 31, 2004 Sixth Street had revenues of $0.6 million.

In May 2005, we acquired substantially all of the assets of Sierra Tucson for approximately $132.1 million, including acquisition related expenses of $2.7 million, and assumed certain of its liabilities. Sierra Tucson was, at the time of acquisition, a 91-bed residential treatment facility and is located outside Tucson, Arizona. For the year ended December 31, 2004 Sierra Tucson had revenues of $29.9 million.

In December 2004, we sold the assets of Stonehedge Convalescent Center, L.P., or Stonehedge, a nursing home located in Massachusetts acquired in the CAPS transaction (see below), for $2.0 million. We sold fixed assets with a net book value of $2.2 million. In addition, goodwill of $1.5 million and intangible assets of $0.3 million were included in the carrying amount of Stonehedge for determining the loss on disposal. We incurred $0.3 million in transaction related expenses in connection with this sale, resulting in a loss on the transaction of $2.2 million.

In July 2004, we acquired all of the stock of Sheltered Living Incorporated, doing business as The Life Healing Center, or LHC, for approximately $15.9 million, plus acquisition related expenses of $0.8 million. LHC was, at the time of the acquisition, a 39-bed residential treatment facility located in Santa Fe, New Mexico. For the year ended December 31, 2003 LHC had revenues of $6.0 million.

In December 2003, we acquired all of the stock of National Specialty Clinics, Inc., or NSC, for approximately $91.6 million, plus acquisition related expenses of $1.9 million. At the time of the acquisition, NSC operated 17 opiate treatment clinics located in Georgia, Indiana, Kansas, Louisiana, Tennessee and West Virginia. For the year ended December 31, 2002 NSC had revenues of $26.6 million.

In February 2003, we acquired all of the stock of Comprehensive Addiction Programs, Inc., or CAPS, for approximately $39.5 million, plus acquisition related expenses of $1.9 million. At the time of the acquisition, CAPS operated a nursing home and five residential treatment facilities with a total of 363 beds and operated six opiate treatment clinics. The facilities and clinics are located in Delaware, Florida, Maryland, Massachusetts, North Carolina, Pennsylvania, South Dakota and Virginia. For the year ended December 31, 2002 CAPS had revenues of $37.8 million.

In February 2003, we acquired substantially all of the assets of the Center for Behavioral Health of California, Inc., or CBH, for approximately $3.4 million, including acquisition related expenses, and assumed certain of its liabilities. At the time of the acquisition, CBH was an opiate treatment clinic located in California. For the year ended December 31, 2002 CBH had revenues of $2.0 million.

Revenue

We generate revenue by providing treatment services to patients in both inpatient and outpatient settings. Revenue is recognized when treatment services are provided to a patient. During the year ended December 31, 2005, we generated 75% of our net revenue from non-governmental sources, including 54% from self payors and 21% from commercial payors. Revenue from Sierra Tucson is only included following the date of acquisition on May 11, 2005 and, therefore, is not included in our financial results for the first quarter of 2005, nor in our same-facility comparisons. Sierra Tucson generates effectively all of its revenue from self payors. Substantially all of our government program net revenue was received from multiple counties and states under Medicaid and similar programs.

In accordance with SFAS No. 141, Business Combinations, consolidated unearned revenue of $3.5 million was recorded at fair value on February 6, 2006, the date of the closing of the Transactions. Accordingly, $1.5 million of profit ($1.4 million and $0.1 million, relating to our residential treatment division and our opiate treatment division, respectively) associated with the unearned revenue was not carried forward and was not recognized as revenue by us during the two months ended March 31, 2006 (“unearned revenue adjustment”). All amounts presented herein include the unearned revenue adjustment, except as otherwise noted.

Our consolidated same facility revenue growth rates for the years ended December 31, 2003, 2004 and 2005, were 10.7%, 10.4% and 8.5%, respectively. Including the one-time effect of a $3.3 million adjustment to revenue and accounts receivable of White Deer Run, or WDR, in 2003, our consolidated same facility revenue growth rates for the years ended December 31, 2003 and 2004, were 4.6% and 14.1%, respectively.

Including the one-time effect of the $3.3 million adjustment to revenue and accounts receivable, our consolidated revenue growth rates for the years ended December 31, 2003, 2004 and 2005 were 79.2%, 61.6%, and 26.2%, respectively.

During the quarter ended March 31, 2006, our consolidated same-facility net revenue increased 5.9% compared to the same period last year. Excluding the one-time effect of the unearned revenue adjustment, our growth in consolidated same-facility net revenue was 7.6%.

Operating Expenses

Our operating expenses include salaries and benefits, supplies and facilities costs, insurance, provision for bad debts, depreciation and amortization and acquisition related costs. Operating expenses for our residential treatment and opiate treatment divisions exclude corporate level general and administrative costs (i.e., expenses associated with our corporate offices in Cupertino, California, which provide management, financial, human resources and information system support), and expenses associated with eGetgoing.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses included in the financial statements. Estimates are based on historical experience and other information then currently available, the results of which form the basis of such estimates. While we believe our estimation processes are reasonable, actual results could differ from our estimates. The following describe the estimates considered most critical to our operating performance and involve the most subjective and complex assumptions and assessments.

Revenue Recognition

Patient service revenue is reported when rehabilitation and patient services are provided. Patient service revenue includes amounts estimated by management to be reimbursable from third party payors (commercial and government) under provisions of pre-negotiated contracts and authorizations by payors for anticipated services to be rendered. Provisions for estimated third party payor settlements are provided for in the period the related services are rendered and adjusted in future periods as final settlements are determined. We account for the differences between the estimated reimbursement rates and our standard billing rates as contractual adjustments, which we deduct from gross revenues to arrive at net revenues. Final settlements under some of our government contracts are subject to adjustment based on administrative review and audit by third parties. Based on historical experience with individual third parties, we estimate adjustments resulting from their administrative review and audit of services rendered, and we record those adjustments in the periods for which those services were performed. We account for adjustments to previous reimbursement estimates as contractual adjustments and report them in the periods during which such adjustments become known.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from non-payment of patient accounts receivable and third party billings and notes receivable from payors. We record bad debt expense monthly using a percentage of revenue approach that reflects our historical experience. In evaluating the collectibility of accounts receivable, we consider a number of factors, including the age of the accounts, changes in collection trends, the composition of patient accounts by payor, the status of ongoing disputes with third party payors and general industry conditions. If the financial condition of our payors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We do not have any significant concentration of accounts receivable in any payor or governmental agency and do not believe there are significant credit risks associated with reimbursement from any of our payors. If, at March 31, 2006, we were to recognize an increase of 10% in the allowance for our doubtful accounts, our total current assets would decrease by $0.5 million, or 1.1%.

Evaluation of Goodwill and Intangibles

Goodwill arising from business combinations is capitalized. Goodwill and indefinite life intangibles are not amortized but are subject to an impairment test at least annually. In addition, we assess the carrying value and future useful lives of goodwill whenever events or changes in circumstances indicate that impairment may have occurred or that the future life has diminished.

Other identifiable intangible assets, which include the value assigned to certain certificates of need, regulatory licenses, a covenant not to compete, trademarks and tradenames and to certain third party reimbursement contracts obtained by us through acquisition, are reported separately from goodwill. We do not amortize intangible assets determined to have an indefinite useful life, which include the value assigned to the certificates of need, certain regulatory licenses and trademarks and tradenames. Other intangibles are amortized on a straight-line basis over the estimated useful life of the underlying contracts, generally 30 years for contracts and licenses, three to five years for the covenant not to compete, five years for the core developed technology, and two to three years for the registration rights. Other intangible assets not subject to amortization are also subject to an impairment test at least annually.

Income Taxes

As part of our process for preparing our consolidated financial statements, management is required to compute income taxes in each of the jurisdictions in which we operate. This process involves estimating the current tax benefit or expense of future deductible and taxable temporary differences. The future deductible and taxable temporary differences are recorded as deferred tax assets and liabilities which are components of our balance sheet. Management then assesses our ability to realize the deferred tax assets based on reversals of deferred tax liabilities and, if necessary, estimates of future taxable income. A valuation allowance for deferred tax assets is established when we believe that it is more likely than not that the deferred tax asset will not be realized. Management must also assess the impact of our acquisitions on the realization of deferred tax assets subject to a valuation allowance to determine if all or a portion of the valuation allowance will be offset by reversing taxable differences or future taxable income of the acquired entity. To the extent the valuation allowance can be reversed due to the estimated future taxable income of an acquired entity, then our valuation allowance is reduced accordingly as an adjustment to purchase price.

Stock Options

Prior to January 1, 2006 we accounted for our stock-based compensation plan in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (“SFAS No. 148”). As permitted under SFAS No. 123, we used the intrinsic value-based method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) to account for our employee stock-based compensation plan. Under APB No. 25, compensation expense was based on the difference, if any, on the date of grant, between the fair value of our shares and the exercise price of the option. Compensation cost for stock options, if any, was recognized ratably over the vesting period. Accordingly, no compensation expense has been recognized under our stock-based compensation plan prior to January 1, 2006. Compensation expense has been recognized for options granted to non-employees prior to January 1, 2006. We accounted for stock options issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services.

On January 1, 2006 we adopted the provisions of SFAS No. 123R, Share-Based Payments (“SFAS No. 123R”), using the prospective transition method and therefore have not restated results for prior periods. During the quarter ended March 31, 2006, we recorded stock-based compensation expense of $628,000 in accordance with SFAS 123R. The current period stock-based compensation recognized is based on the amortization of the fair value of stock options as determined on their date of grant using a Black-Scholes option valuation model for grants made under the Management Plan and tranches 1 and 3 of the Executive Plan. See “Management—Employee Benefit Plans.” We used the Monte Carlo simulation approach to a binominal pricing model to determine the fair value of tranche 2 of grants under our Executive Plan. The estimate of fair value of our granted awards is based upon certain assumptions including probability of achievement of performance conditions and market conditions for grants under our Executive Plan, stock price volatility, risk-free interest rate, dividend yield, expected life in years and forfeiture rate.

We made the following assumptions in our use of the above models:

•	Annual EBITDA (earnings before interest, taxation, depreciation and amortization) targets would be achieved each year as defined in the Executive Plan.

•	Stock price was simulated over a ten year period using a binomial pricing model. Expected volatility of 57% was utilized and was based on historical volatility of comparable public companies for periods corresponding to the effective lives of our plans.

•	We utilized the yield on a constant maturity U.S. Treasury security with a term equal to the expected term of the option as the risk-free rate.

•	We assumed no dividends would be paid over the option term.

•	For the Management Plan and tranches 1 and 3 of the Executive Plan, we used an expected vesting term of five years; and for tranche 2 of the Executive Plan, we used an expected vesting term of five and one-half years.

•	Forfeiture rate was assumed at 5% each year over the effective vesting period.

The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Results of Operations

The following tables illustrate our results of operations by segment and as a percentage of consolidated net revenue for the years ended December 31, 2003, 2004 and 2005 and the quarters ended March 31, 2005 and 2006 (dollars in thousands, except for percentages):

	Years Ended December 31,			Quarters Ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)
Net revenue:
Residential treatment	$65,962	$86,551	$124,858	$24,192	$36,799
Opiate treatment	36,501	78,925	83,847	20,277	21,518
Corporate/other	41	127	317	9	135

Net revenue	$102,504	$165,603	$209,022	$44,478	$58,452
Operating expenses:
Residential treatment	$56,858	$67,404	$92,457	$18,701	$27,494
Opiate treatment	27,388	49,945	52,971	12,974	14,174
Corporate/other	7,996	11,067	14,836	2,921	47,627
Write-off of intangibles	—	—	41	—	—

Total operating expenses	$92,242	$128,416	$160,305	$34,596	$89,295
Income (loss) from operations:
Residential treatment	$9,104	$19,147	$32,401	$5,491	$9,305
Opiate treatment	9,113	28,980	30,835	7,303	7,344
Corporate/other	(7,955)	(10,940)	(14,519)	(2,912)	(47,492)

Income (loss) from operations	$10,262	$37,187	$48,717	$9,882	$(30,843)
Other income (expense)	$(4)	$(12)	$2,199	$8	$637
Interest expense	(6,564)	(13,965)	(19,814)	(3,489)	(8,833)
Other financing costs	(8,331)	—	(2,185)	—	(10,655)

Income (loss) from continuing operations before income taxes	$(4,637)	$23,210	$28,917	$6,401	$(49,694)

Income tax expense (benefit)	(3,081)	9,996	10,916	2,714	(11,726)
Net income (loss) from continuing operations	$(1,556)	$13,214	$18,001	$3,687	$(37,968)

	Years Ended December 31,			Quarters Ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)
	(% of Consolidated Net Revenue)
Net revenue:
Residential treatment	64.4%	52.3%	59.7%	54.4%	63.0%
Opiate treatment	35.6%	47.7%	40.1%	45.6%	36.8%
Corporate / other	0.0%	0.0%	0.2%	0.0%	0.2%

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Residential treatment	55.5%	40.7%	44.2%	42.0%	47.0%
Opiate treatment	26.7%	30.2%	25.3%	29.2%	24.2%
Corporate / other	7.8%	6.7%	7.1%	6.6%	81.5%
Write-off of intangibles	0.0%	0.0%	0.0%	0.0%	0.0%

Total operating expenses	90.0%	77.6%	76.6%	77.8%	152.7%
Income (loss) from operations:
Residential treatment	8.9%	11.6%	15.5%	12.4%	16.0%
Opiate treatment	8.9%	17.5%	14.8%	16.4%	12.6%
Corporate / other	(7.8)%	(6.7)%	(6.9)%	(6.6)%	(81.3)%

Income (loss) from operations	10.0%	22.4%	23.4%	22.2%	(52.7)%

Quarter Ended March 31, 2006 Compared to Quarter Ended March 31, 2005

Consolidated net revenue increased $14.0 million, or 31.4%, to $58.5 million in the quarter ended March 31, 2006 from $44.5 million in the quarter ended March 31, 2005. This increase was attributable to increases of $12.6 million, or 52.1%, in residential treatment net revenue, and $1.2 million, or 6.1%, in opiate treatment net revenue. The growth in residential treatment net revenue was in part attributable to a $1.8 million, or 7.6%, increase in same-facility net revenue, and in part to the $9.8 million and $1.1 million of net revenue generated by Sierra Tucson and Wellness Resource Center, which we acquired in May 2005 and September 2005, respectively. Our same-facility residential growth was driven in part by a 7.5% increase in patient census and a 0.1% increase in revenue per patient day (including the effect of the unearned revenue adjustment). Opiate treatment same-facility net revenue increased 3.9%. This increase was primarily attributable to an increase in the number of patients receiving treatment at our opiate treatment clinics. On a same-facility basis, opiate treatment clinic census increased 3.2% from an average daily census of 20,157 in the first quarter of 2005 to an average daily census of 20,799 in the first quarter of 2006.

Consolidated operating expenses increased $54.7 million, or 158.1%, to $89.3 million in the quarter ended March 31, 2006 from $34.6 million in the quarter ended March 31, 2005. This increase was attributable to an increase of $7.9 million, or 43.0%, in residential treatment operating expenses and an increase of $0.8 million, or 7.3%, in opiate treatment operating expenses before divisional administration expenses. Division administration expenses increased $0.9 million, or 267.9%, in our residential treatment division and increased $0.4 million or 24.1% in our opiate treatment division. Corporate/other expenses increased $44.7 million, or 1,530.5%. The increase in residential treatment operating expenses was in part attributable to a $1.9 million, or 10.3%, same-facility increase in operating expenses. Sierra Tucson and Wellness Resource Center, which we acquired in May 2005 and September 2005, respectively, contributed $5.0 million and $0.7 million to residential treatment division operating expenses. The increase in opiate treatment operating expenses was attributable to same-facility growth ($0.6 million, or 5.3% increase) and to operating expenses of start-up facilities ($0.3 million, or 40.8% increase). Expressed as a percentage of consolidated net revenue, corporate/other expenses increased to 81.5% in 2006 compared to 6.6% in 2005. The increase in corporate/other expenses was primarily attributable to one-time expenses of $43.7 million related to the Transactions and a non-cash charge of $0.6 million relating to option based employee compensation expense (not recognized in 2005). Excluding these charges, corporate/other expenses were 6.4% of consolidated net revenue in 2006.

Our consolidated operating margins declined to (52.7%) in the quarter ended March 31, 2006 from 22.2% in the quarter ended March 31, 2005, due primarily to the one-time expenses of $43.7 million related to the Transactions and a non-cash charge of $0.6 million relating to option based employee compensation expense. Excluding these charges, our consolidated operating margins were 23.0% in the quarter ended March 31, 2006 due to the impact of higher operating margins, relative to the company average, at Sierra Tucson which was acquired in May 2005, improved operating leverage from corporate and divisional administrative expenses, which were partially offset by an increase in amortization expense from the increase in intangible assets related to the Transactions. The decline in residential treatment same-facility income from operations before divisional administrative expenses was (0.7%) in the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005. Excluding the $0.6 million impact of the one-time unearned revenue adjustment related to purchase accounting, residential treatment same-facility income from operations increased 10.5%. Our opiate treatment same-facility income from operations before divisional administrative expenses increased 2.3% in the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005.

Consolidated income (loss) from operations before income taxes decreased $56.1 million in the first quarter of 2006 compared to the first quarter of 2005, primarily due to the above factors. Other income increased $0.6 million in the first quarter of 2006 due primarily to a gain recognized on the fair value of our interest rate swap. Interest expense and other financing costs increased $16.0 million, or 458.6%, to $19.5 million in the first quarter of 2006 from $3.5 million in the first quarter of 2005. This increase is attributable to the issuance of new senior and subordinated debt related to the Transactions and to the write-off of capitalized financing costs in the amount of $7.2 million from prior senior and subordinated debt that was refinanced as part of the Transactions. Income tax expense (benefit) decreased $14.4 million to a benefit of $11.7 million in the first quarter of 2006 from $2.7 million expense in the first quarter of 2005 due to the loss incurred in the first quarter of 2006 due primarily to one-time expenses of $43.7 million related to the Transactions. The effective tax rate declined from 42.4% for the first quarter of 2005 to 23.6% for the first quarter of 2006. This reduction relates primarily to the deduction of one-time costs in January 2006. Such one-time deductions include: payments for stock options and management bonuses; sellers’ fees paid at the closing of the Transactions; and write-offs of debt discount and capitalized financing costs. Without such one-time deductions, the effective tax rate for 2006 would have been 41.1%.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Consolidated net revenue increased $43.4 million, or 26.2%, to $209.0 million in 2005 from $165.6 million in 2004. This increase was attributable to increases of $38.3 million, or 44.3%, in residential treatment net revenue, and $4.9 million, or 6.2%, in opiate treatment net revenue. The growth in residential treatment net revenue was in part attributable to a $10.5 million, or 12.2%, increase in same facility net revenue and in part to the $3.6 million and $21.9 million of net revenue generated by LHC and Sierra Tucson, which we acquired in July 2004 and May 2005, respectively. Our same facility residential growth was driven in part by a 9.1% increase in patient census and a 2.9% increase in revenue per patient day. Opiate treatment same facility net revenue increased by 4.4%. This increase was primarily attributable to an increase in the number of patients receiving treatment at our opiate treatment clinics. On a same facility basis, opiate treatment clinic census increased by 3.4% from average daily census of 19,646 in 2004 to average daily census of 20,374 in 2005.

Consolidated operating expenses increased $31.9 million, or 24.8%, to $160.3 million in 2005 from $128.4 million in 2004. This increase was attributable to an increase of $24.6 million, or 37.3%, in residential treatment operating expenses and an increase of $3.5 million, or 8.0%, in opiate treatment operating expenses before divisional administration expenses. Division administration expenses increased by $0.5 million, or 32.2%, in our residential treatment division and declined by $0.4 million, or 6.4%, in our opiate treatment division. Corporate/other expenses increased by $3.8 million, or 34.1%, comprising a $4.8 million increase in corporate expenses and a $1.1 million decrease in eGetgoing operating expenses. The increase in residential treatment operating expenses was in part attributable to a $8.1 million, or 12.4%, same facility increase in operating expenses. LHC and Sierra Tucson, acquired in July 2004 and May 2005, respectively, contributed $2.4 million and $12.6 million to residential treatment division operating expenses. The increase in opiate treatment operating expenses was attributable to same facility growth ($1.7 million or 4.1% increase) and to operating expenses of start-up facilities ($1.8 million or 186.5% increase). Expressed as a percentage of consolidated net revenue, corporate/other expenses increased to 7.1% in 2005 compared to 6.7% in 2004. The increase in corporate/other expenses was primarily attributable to increased corporate management headcount, infrastructure costs and professional fees associated with the growth of our operations and costs associated with a contemplated initial public offering.

Our consolidated operating margins improved to 23.4% in 2005 from 22.4% in 2004, due primarily to improved profitability on a same facility basis in our residential treatment and opiate treatment divisions, the impact of higher operating margins, relative to the company average, at Sierra Tucson which was acquired in May 2005, and partially offset by an increase in corporate/other operating expenses. Residential treatment same facility growth in income from operations before divisional administrative expenses was 11.6% in 2005 compared to 2004. Our opiate treatment same facility income from operations before divisional administrative expenses increased 4.7% in 2005 compared to 2004.

Consolidated net income from continuing operations increased 36.2% in 2005 compared to 2004, primarily due to the above factors. Interest expense and other financing costs increased $8.0 million, or 57.5%, to $22.0 million in 2005 from $14.0 million in 2004. This increase is attributable to the placement of new senior debt related to the Sierra Tucson acquisition and to the write-off of capitalized financing costs in the amount of $2.2 million from prior senior debt that was refinanced as part of the Sierra Tucson acquisition. Other income of $2.2 million in the twelve months ended December 31, 2005 related to gains on interest rate swaps put in place as part of the senior debt agreements. Income tax expense increased $0.9 million, or 9.2%, to $10.9 million in 2005 from $10.0 million in 2004 due to higher income before income taxes. However, the effective tax rate declined from 43.1% for 2004 to 37.8% for 2005. This reduction relates to three factors: a change in the overall state tax rate due to the mix of state income, a research and development credit difference between the tax returns and the provision for 2004 and miscellaneous state tax payments in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Consolidated net revenue increased $63.1 million, or 61.6%, to $165.6 million in 2004 from $102.5 million in 2003. This increase was attributable to an increase of $20.6 million, or 31.2%, in residential treatment net revenue, and an increase of $42.4 million, or 116.2%, in opiate treatment net revenue. The growth in residential treatment net revenue was in part attributable to a $9.4 million, or 13.8%, increase in same facility net revenue and in part to $7.5 million in acquired net revenue made up of $4.5 million from CAPS, which we acquired in February 2003, and $3.0 million of acquired net revenue from LHC, which we acquired in July 2004. Including the one-time impact of a $3.3 million adjustment to revenue and accounts receivable at WDR as discussed below, residential treatment same facility growth was $12.8 million, or 19.5%, in 2004. The residential treatment same facility growth was primarily due to a growth in census of 11.6% as well as a 7.1% increase in revenue per patient day. Substantially all of the increase in our opiate treatment revenue was attributable to acquisitions including NSC in December 2003 and CAPS in February 2003. Opiate treatment same facility net revenue increased 3.5% due to both increases in census and revenue per patient day.

In 2003, based on a comprehensive review of billing and collection procedures at WDR, we changed our estimate of WDR accounts receivable collectibility which resulted in a reduction of $3.3 million in accounts receivable and net revenue.

Consolidated operating expenses increased $36.2 million, or 39.2%, to $128.4 million in 2004 from $92.2 million in 2003. This increase was attributable to an increase of $10.5 million, or 18.5%, in residential treatment operating expenses, an increase of $22.6 million, or 82.4%, in opiate treatment operating expenses and an increase of $3.1 million, or 38.4%, in corporate/other operating expenses. Approximately one half of the increase in residential treatment facility operating expense was attributable to same facility growth and approximately one half to the CAPS and LHC acquisitions. Substantially all of the increase in opiate treatment operating expenses was attributable to the NSC acquisition. Expressed as a percentage of consolidated net revenue, corporate/other expenses decreased to 6.7% in 2004 compared to 7.8% in 2003. This decrease as a percentage of net revenue was primarily the result of a $1.6 million, or 51.1%, reduction in eGetgoing operating expenses.

Our consolidated operating margins improved to 22.4% in 2004 from 10.0% in 2003, due primarily to a 73.2% increase in residential treatment same facility income from operations and a 9.4% increase in opiate treatment same facility income from operations before division administration expenses. Our 2004 consolidated operating margins benefited from the full year impact of the 2003 NSC and CAPS acquisitions and the 2004 LHC acquisition, all of which contributed higher operating margins. Our residential treatment same facility income from operations, excluding the one-time impact of the $3.3 million adjustment to revenue and accounts receivable at WDR discussed above, increased 32.2% as a result of relative higher margins at WDR, revenue growth at our residential treatment division and margin expansion at existing facilities. Our opiate treatment same facility income from operations increased due to increased revenues and margin expansion at existing facilities.

Consolidated net income from continuing operations increased by $14.8 million, to $13.2 million in 2004 from ($1.6) million in 2003. This increase was driven primarily by the factors described above, as well as an $8.3 million write-off of capitalized financing costs in 2003 due to termination of a credit agreement, partially offset by a tax benefit in the same period. Interest expense increased by $7.4 million due primarily to increased debt placed in December 2003 to finance the purchase of NSC.

Historical Liquidity and Capital Resources

Our principal sources of liquidity for operating activities are payments from self pay patients, commercial payors and government programs for treatment services. We receive most of our cash from self payors in advance or upon completion of treatment. Cash revenue from commercial payors and government programs is typically received upon the collection of accounts receivable, which are generated upon delivery of treatment services.

Working Capital

Working capital is defined as total current assets, including cash, less total current liabilities, including the current portion of long-term debt.

We had working capital of $21.3 million on March 31, 2006, $2.3 million on December 31, 2005, $12.5 million on December 31, 2004 and $15.5 million on December 31, 2003. The increase in working capital from December 31, 2005 to March 31, 2006 was primarily attributable to a net increase in income tax receivable of $11.7 million (an increase in income tax receivable of $8.3 million and a decrease in income tax payable of $3.4 million) and a decrease in current portion of long-term debt of $9.1 million. The balance in income tax receivable resulted from a pre-tax book loss in the quarter ended March 31, 2006 due to charges to the Predecessor Company statement of operations in January 2006 in connection with the Transactions. Such charges included write-offs of discount on debt and capitalized financing costs; accrual for payment of stock options and management bonuses; and accrual for payment of sellers’ fees. The decrease in working capital from December 31, 2004 to December 31, 2005 was primarily attributable to higher accruals for costs related to the Transactions ($2.0 million) and to increased short-term borrowings related to acquisitions ($5.0 million) and to tax payments due in December ($3.0 million). The decrease in working capital from December 31, 2003 to December 31, 2004 was primarily attributable to an increase in income taxes payable of $5.2 million related to our increased profitability.

Quarter Ended March 31, 2006 Compared to Quarter Ended March 31, 2005

Cash used in operating activities was $18.0 million in the quarter ended March 31, 2006, compared to cash provided by operating activities of $4.8 million in the quarter ended March 31, 2005. The $22.8 million decrease in cash flows from operating activities was primarily due to the Transactions as follows:

•	Change in net income after adjustment for nonrecurring items in the January 2006 Predecessor Company statement of operations related to the Transactions: $12.7 million

•	Change in income tax payable related to one-time deductions in the January 2006 Predecessor Company statement of operations related to the Transactions: ($13.1 million)

•	Treatment of sellers’ expenses as cash used in operating activities: ($24.4 million); and

•	Other changes in working capital accounts of $2.0 million.

Cash used in investing activities was $430.8 million in the quarter ended March 31, 2006, compared to $1.1 million in the quarter ended March 31, 2005. Cash used in investing activities for the quarter ended March 31, 2006 increased due primarily to the payment of the purchase price to former shareholders in connection with the Transactions.

Cash provided by financing activities was $445.0 million in the quarter ended March 31, 2006, compared to cash used in financing activities of $1.6 million in the quarter ended March 31, 2005. The increase of $446.6 million provided by financing activities is primarily due to an equity contribution of $294.5 million from investment funds managed by our Sponsor, proceeds from borrowings of new debt (less debt financing costs) of $446.3 million, offset by increases in repayments of debt totaling $266.2 million and payments of $5.4 million relating to costs associated with the Transactions.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Cash provided by operating activities was $23.8 million in 2005, compared to $25.6 million in 2004. The decrease in cash flows from operating activities was primarily due to increased working capital needs partially offset by higher net income from continuing operations.

Cash used in investing activities was $159.1 million in 2005, compared to $22.7 million in 2004. Cash used in investing activities for 2005 increased due primarily to the acquisitions of Sierra Tucson, Sixth Street, Montecatini, Wellness Resource Center and 4therapy.

Cash provided by financing activities was $129.8 million in 2005, compared to cash provided by financing activities of $0.6 million in 2004. The higher net cash provided by financing activities in 2004 compared to the comparable period in 2005 was attributable to a debt financing in connection with the Sierra Tucson acquisition in May 2005. In connection with the Sierra Tucson acquisition, we borrowed $205 million under a term loan expiring on May 11, 2011. A previously outstanding amount of $76 million under the credit agreement executed December 19, 2003 was repaid.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Cash provided by operating activities was $25.6 million in 2004, compared to $3.3 million in 2003. The improvement in cash flows from operating activities was primarily due to higher net income from continuing operations due to acquisitions and differences in timing of tax payments.

Cash used in investing activities was $22.7 million in 2004, compared to $139.0 million in 2003. Cash used in investing activities in 2004 was primarily the result of the acquisition of LHC for $16.6 million and $7.3 million of capital expenditures for facility improvements and expansion.

Cash used in investing activities for the year ended December 31, 2003 was primarily the result of $137.1 million used for acquisitions, including $93.0 million for NSC, $40.7 million for CAPS and $3.4 million for CBH, and facility improvements and capital expenditures of $2.4 million.

Cash provided by financing activities was $0.6 million in 2004, compared to $137.5 million in 2003. The acquisition of LHC in 2004 was funded by cash from operations, proceeds from the issuance of series C preferred stock and proceeds from our revolver loan (which was repaid later in 2004). In order to fund our 2003 acquisitions and refinance debt, we issued $63.7 million of series B and C preferred stock, entered into a $135.0 million credit facility, of which $125.0 million was funded, and issued $50.0 million in aggregate principal amount of senior subordinated notes. We repaid all of our $65.8 million then existing credit facility borrowings, repaid $21.0 million of outstanding senior and junior subordinated notes, repurchased $8.3 million of our common stock, paid $4.4 million in financing fees and redeemed $1.1 million of our preferred stock.

Financing and Liquidity—Following the Transactions

We intend to fund our ongoing operations through cash generated by operations, funds available under the revolving portion of our new senior secured credit facility and existing cash and cash equivalents. Our new senior secured credit facility is comprised of a $245.0 million senior secured term loan facility and a $100.0 million revolving credit facility. See “Description of Senior Secured Credit Facility.” As part of the Transactions, we issued $200.0 million in aggregate principal amount of senior subordinated notes. We anticipate that cash generated by current operations, the funds available under the revolving portion of our new senior secured credit facility and existing cash and cash equivalents will be sufficient to meet working capital requirements, service our debt and finance capital expenditures over the next twelve months.

In addition, we may expand existing residential treatment and opiate treatment facilities and build or acquire new facilities. Management continually assesses our capital needs and will likely seek additional financing, including debt or equity, to fund potential acquisitions or for other corporate purposes. In negotiating such financing, there can be no assurance that we will be able to raise additional capital on terms satisfactory to us. Failure to obtain additional financing on reasonable terms could have a negative effect on our plans to acquire additional residential treatment facilities and opiate treatment clinics. We believe our non-expansion capital expenditures are approximately $4.0 to $5.0 million per year. We expect to spend an additional $20.0 to $25.0 million over the next 18 to 24 months and a total of $35.0 to $40.0 million over the next five years for expansion projects, systems upgrades and other related initiatives.

Historical Indebtedness

Our indebtedness was $123.3 million at December 31, 2004 and $259.9 million at December 31, 2005, including $6.6 million and $11.6 million current portions, respectively. In February 2006 we repaid all of our existing indebtedness in connection with the Transactions. On May 11, 2005, we acquired substantially all of the assets of Sierra Tucson for $129.4 million in cash. In connection with the Sierra Tucson acquisition, we also refinanced our then outstanding $73.8 million of term loans and repaid $1.9 million in aggregate principal amount of our then outstanding promissory notes. The Sierra Tucson acquisition and refinancing was funded primarily with a senior secured credit facility entered into in connection with the acquisition, comprised of a $205.0 million six year term loan and a $25.0 million five year revolving credit facility.

As of December 31, 2005, we had $13.0 million of available liquidity under our revolving credit facility, net of $2.5 million committed under letters of credit and $9.5 million drawn down under this facility.

At the time of our acquisition of Sierra Tucson, we continued to have $50.0 million in aggregate principal amount of senior subordinated notes outstanding, which we issued in December 2003 in connection with our acquisition of NSC. These notes were repaid in connection with the Transactions.

In May 2005, we terminated an interest rate swap that had been in place since February 2004 under the credit agreement in place at that time. This swap provided interest rate protection for an aggregate notional amount of $40.0 million. We recorded a gain of $0.6 million, included in other income, on the termination.

In June 2005, we entered into an interest rate swap agreement to provide for interest rate protection for an aggregate notional amount of $100.0 million. This agreement had a maturity date of June 30, 2008. However, we terminated this agreement coincident with the Transactions. For the period ended December 31, 2005, we recorded a noncash gain of approximately $1.6 million to reflect the change in the fair value of the swap.

Obligations and Commitments

The following table sets forth our pro forma contractual obligations (including interest on the term loans and the notes) as of December 31, 2005 as if the Transactions had taken place on that date (dollars in millions):

	Total	Less Than 1 Year	1-3 Years	4-5 Years	Thereafter
Term loan, including interest (i)	$357.6	$19.0	$37.6	$36.9	$264.1
The notes, including interest (ii)	415.0	21.5	43.0	43.0	307.5
Operating leases	36.3	4.1	6.9	4.3	21.0

Total obligations	$808.9	$44.6	$87.5	$84.2	$592.6

(i)	Interest rate is calculated using three month LIBOR plus 2.25%, which equals to 6.80%.
(ii)	Stated interest rate of 10.75% per the indenture.

Impact of Inflation and Economic Trends

Although inflation has not had a material impact on our results of operations, the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures as are supply costs which tend to escalate as vendors pass on rising costs through price increases. Some of our facilities are experiencing the effects of the tight labor market, including a shortage of counselors and nurses, which has caused and may continue to cause an increase in our salaries, wages and benefits expense in excess of the inflation rate. Although we cannot predict our ability to cover future cost increases, we believe that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable. Our ability to pass on increased costs associated with providing services to our patients may be, in some cases, limited by our contractual arrangements with third party payors.

The behavioral healthcare industry is typically not directly impacted by periods of recession, erosions of consumer confidence or other general economic trends as most healthcare services are not considered a component of discretionary spending. However, our facilities may be indirectly negatively impacted to the extent such economic conditions result in decreased reimbursements by federal or state governments or managed care payors. Furthermore, facilities such as Sierra Tucson that have a high proportion of private pay patients are more likely to be affected by general economic trends. We are not aware of any economic trends that would prevent us from being able to remain in compliance with all of our debt covenants and to meet all required obligations and commitments in the near future.

Recently Issued Accounting Standards

In connection with the senior subordinated note and warrant purchase agreement, we issued warrants to lenders. We have previously accounted for warrants issued under this agreement as equity in accordance with EITF 00-19. In June 2005, the Financial Accounting Standards Board, or the FASB, issued FASB Staff Position, or FSP, No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. Implementation of FSP No. 150-5 requires us to account for the above warrants as liabilities and to recognize the warrants at their fair value with the difference between the fair value and the carrying value being recognized as a cumulative change in accounting principle. These warrants are revalued at the end of each reporting period at their fair value, with the difference recognized through statement of operations. On January 1, 2006 we adopted FSP 150-5 and it did not have any impact on our consolidated financial statements.

We previously accounted for changes in accounting principles under Accounting Principles Board, or APB, Opinion No. 20, Accounting Changes. As required under APB No. 20, we recognized changes in accounting principles by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 requires retrospective application of changes in accounting principles to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. On January 1, 2006 we adopted SFAS No. 154 and it did not have any impact on our consolidated financial statements.

In October 2005, the FASB issued FASB Staff Position, or FSP, FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period, to specify the proper accounting for rental costs associated with building or ground operating leases during a construction period. The FASB concluded that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Accordingly, a lessee may not capitalize rental costs incurred during a rental period. On January 1, 2006 we adopted FSP FAS 13-1 and it did not have any impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate exposure relates to the term loans outstanding under our new senior secured credit facility. We have $245.0 million in term loans outstanding, bearing interest at variable rates. Each quarter point change in interest rates would result in a $0.6 million change in annual interest expense on our new term loans. We also have a new revolving credit facility, which provides for borrowings of up to $100.0 million, which will bear interest at variable rates. Assuming the revolver is fully drawn, each quarter point change in interest rates would result in a $0.3 million change in annual interest expense on our new revolving credit facility. We entered into an interest rate swap agreement, effective as of March 31, 2006, to exchange floating for fixed interest rate payments to reduce interest rate volatility.

BUSINESS

Company Overview

We are a leading provider of substance abuse treatment services in the United States. We also provide treatment services for other addiction diseases and behavioral disorders such as eating disorders. We deliver our services through our residential treatment facilities and through our outpatient opiate treatment clinics, which we refer to as our residential and opiate treatment divisions. As of March 31, 2006 we operated 89 facilities in 21 states and treated approximately 22,700 patients per day, which we believe makes us the largest and most geographically diversified for-profit provider of substance abuse treatment services in the United States. Since our inception in 1995, we believe that we have developed a reputation for outstanding clinical care and as a result have become a provider of choice throughout the communities we serve.

Our unique business model provides us with competitive and financial advantages. We benefit from an attractive payor mix, with approximately 75% of our revenue for 2005 generated from non-governmental sources, including 54% from self payors and 21% from commercial payors. We receive most of our self pay revenue in advance or upon completion of treatment, which contributes to low receivables balances and minimal reimbursement risk. We also have highly diversified revenue streams that are not dependent on any single facility, payor or referral source, which we believe adds to the stability of our business. In 2005, on a pro forma basis, our top five facilities generated 33.5% of total net revenue, and no single commercial payor contract made up more than 1.7% of total net revenue. In addition, no single referral source resulted in a significant portion of our revenues. Our large third party payor network of approximately 750 payors allows us to maintain strong referral conversion rates at our facilities. Finally, our minimal maintenance capital expenditure requirements allow for a significant portion of our cash flow to be available for debt service and investment in our business.

We experienced same facility revenue growth of 10.7%, 10.4% and 8.5% for the years ended December 31, 2003, 2004 and 2005, respectively. On a pro forma basis for the year ended December 31, 2005, we generated $226.8 million in net revenue.

Industry Overview

Addiction is a chronic disease that adversely affects the lives of millions of Americans. One of the most common and serious addictions is substance abuse, which encompasses the abuse of alcohol and drugs. Without treatment, substance abuse can lead to depression, problems at home or work, and in some cases, physical injury or death. In 2001, expenditures for treatment of substance abuse in the United States totaled $18.3 billion. In 2004, 23.5 million persons aged 12 or older needed treatment for an alcohol or drug use problem, but only 2.3 million, or 10% of those afflicted, received treatment in inpatient or outpatient facilities. The prevalence of substance abuse continues to grow as evidenced by the fact that, in 2004, the number of individuals needing treatment for substance abuse grew 5.9% over 2003 reported levels. This growth has been due to several factors including the declining cost of illegal drugs, the availability of new formulations of existing drugs and the increasing abuse of prescription painkillers. There is also evidence of increasing alcohol use. Between 1995 and 2001, the number of binge drinking episodes per person increased 35%. The Substance Abuse and Mental Health Services Administration estimated that in 2004 approximately 55 million Americans aged 12 and older (22.8% of the U.S. population) participated in binge alcohol use, defined as five or more drinks on one occasion, in the past month. Approximately 16.7 million Americans, or 7.0% of the U.S. population, are considered to be heavy drinkers, defined as binge drinking five or more times per month. Furthermore, there is increasing recognition by private and public payors that failure to deliver early treatment for substance abuse generally results in higher acute-care hospital costs. Treatment providers for this large and growing problem are highly fragmented, with services being provided by over 13,000 different facilities of which only 26% are operated by for-profit organizations. Due in part to the regulatory and land use hurdles of opening new substance abuse treatment facilities, we believe that supply of residential substance abuse treatment services is constrained in the United States as evidenced by high industry-wide utilization rates.

Addiction and Treatment

Addiction is a complex, neurologically based, life-long disease that can encompass a broad range of activities from use of illegal substances to compulsive eating. One of the most common and serious addictions is substance abuse, which encompasses the abuse of alcohol and drugs. While the initial behavior of addiction manifests itself through conscious choices, such behavior can develop into a long-term neurological disorder.

There is no uniform treatment protocol for all substance abuse patients. Effective treatment includes a combination of medical, psychological and social treatment programs. These programs may be provided in inpatient and outpatient residential facilities and opiate treatment clinics.

Residential Treatment. Residential treatment consists of extensive inpatient programs and short term outpatient programs that begin with a thorough assessment and evaluation process. Treatment usually starts with a medically intensive detoxification process followed by structured programs, including twelve step programs, to support recovery. Twelve step programs, some of the industry’s most prevalent treatment models, provide structured guidelines for recovery in a group setting, and can be applied to treat substance abuse and other addictions and behavioral disorders.

Opiate Treatment. Opiate treatment involves medication, counseling, laboratory work, physicals and medical review. These treatments are founded on the scientifically-based premise that following the extended use of certain illicit drugs such as heroin and other opiates, brain chemistry and function fundamentally change in such a way that patients are unable to free themselves of addiction and lead normal lives. While there is no medication that can reverse this change, certain products such as methadone can effectively stabilize an opiate addicted patient. Through a closely monitored program that includes medical reviews and counseling, medication assisted treatment allows patients the opportunity to restore their lives.

Due to its 40-year history of research, proven efficacy for long-term addiction patients and low cost, methadone is the most frequently used medication to treat individuals addicted to opiates. Methadone relieves physical cravings and normalizes brain function while blocking the euphoric effects of opiates. Medical personnel typically administer methadone orally under the supervision of a licensed medical professional in federally regulated clinics. Buprenorphine is another medication that may be used to treat opiate addiction. Buprenorphine is not as widely used as methadone as a result of its limited history, higher cost and clinical limitations. One population most likely to be treated with buprenorphine are young patients who have been addicted to opiates for a short time.

Other Addiction Diseases and Behavioral Disorders

Other addiction diseases and behavioral disorders include eating disorders, pain management, sexual compulsivity, compulsive gambling, mood disorders and emotional trauma. Among these diseases, eating disorders and chronic pain management represent large underserved treatment markets. These segments are highly fragmented with no national provider.

A patient with an eating disorder is engaged in a persistent pattern of dysfunctional eating or dieting which can cause significant emotional and physical distress. Eating disorders, including anorexia, bulimia and binge eating, can result from many different factors including family environment and self-image. As of October 2003, up to 12 million people, mostly females, were believed to suffer from eating disorders. If left untreated, this disease has the highest mortality rate of any behavioral disorder at 20%. Treatment for eating disorders has been shown to reduce this mortality rate to approximately 2% to 3%. Per diem revenue for treatment of eating disorders is typically higher than for treatment of chemical dependency.

Our Business Strengths

We believe that the following business strengths will enable us to successfully operate and grow our business:

Largest Provider of Substance Abuse Treatment Services. We believe we are the largest for-profit provider of residential substance abuse treatment and outpatient opiate abuse treatment in the United States in terms of revenues, average daily census, capacity and geographic breadth. Our 89 facilities are well known to patients, local communities, third party payors, referral sources and regulators for the high quality of the treatment services they provide. Two of our facilities, Sierra Tucson and The Life Healing Center, have national reputations for their high quality treatment. Our relationships within the communities in which we serve provide us with a strong base of business and opportunities for growth. We believe that our scale and experience also provide us with a significant competitive advantage in marketing our services locally and nationally, generating cross-site referrals, obtaining and maintaining contracts with approximately 750 third party payors and overcoming the regulatory hurdles of opening and maintaining substance abuse treatment facilities.

Highly Diversified Revenues and Attractive Payor Mix. We generate revenue from three types of payors: self payors, commercial payors and government programs. For the year ended December 31, 2005, we generated approximately 75% of our total net revenue from non-governmental sources, including 54% from self payors and 21% from commercial payors. We receive most of our self pay revenue in advance or upon completion of treatment, which contributes to low bad debt expenses, low working capital requirements and strong cash conversion. The 25% of total net revenue we received from government programs during the year ended December 31, 2005 is from separate contracts with multiple counties and states through Medicaid and similar programs. Our revenues are not dependent on any single facility, payor or referral source. In 2005, on a pro forma basis, no single commercial payor contract accounted for more than 1.7% of our total net revenue, and our top five facilities generated 33.5% of our total net revenue. We believe that our highly diversified revenue sources and attractive payor mix contribute to the stability and growth potential of our business.

Strong Referral Networks and Payor Relationships. We have many relationships with major managed care companies, unions, large corporations, counties, states and other third party payors, which are reflected in our more than 650 commercial contracts and approximately 100 contracts with county, state and federal payors. Our broad portfolio of payor contracts increases the likelihood that referred patients will be covered by a payor with which we have a contract. We believe our strong referral conversion rate is due in part to our large number of third party payor contracts. In addition, our strong relationships with third party payors, as evidenced by our greater than 99% retention of existing third party payor contracts in each year since 2002, facilitate obtaining new contracts, allowing us to increase census and utilization at new and acquired facilities. We have a large and diverse base of referral sources, including our payors, previously treated patients, physicians, therapists and other clinical professionals, other treatment facilities, community organizations, employee assistance professionals and law enforcement and judicial officials.

Commitment to High Quality, Science-Based Clinical Care. We are committed to delivering industry-leading, high quality, science-based clinical care at all of our facilities. We embrace a variety of clinical protocols, including new protocols as they are scientifically validated. In addition, we are committed to developing the skills and professionalism of our clinical staff through on-going training and education. Substantially all of our residential and opiate treatment facilities are accredited by either the Joint Commission on Accreditation of Health Organizations (JCAHO) or the Commission on Accreditation of Rehabilitation Facilities (CARF), making them eligible for reimbursement by third party payors.

Strong Financial Performance and Cash Conversion. We have achieved strong and consistent business growth through organic same facility growth, capacity expansions, start-ups and acquisitions.

•	Strong Operating Performance. We experienced same facility revenue growth of 10.7%, 10.4% and 8.5% for the years ended December 31, 2003, 2004 and 2005, respectively. This organic revenue growth has largely been driven by annual average daily census growth at our facilities.

•	Strong Cash Conversion. Our low maintenance capital expenditure requirements, minimal working capital needs and high operating margins allow us to convert a significant proportion of our revenue to cash available for debt service or investment in our business. In 2005, our maintenance capital expenditures made up only 1.2% of our total net revenue.

•	High Return on Incremental Capital Expenditures. We have demonstrated the ability to generate high returns on investment. Between January 2002 and December 2005, we completed 19 residential capacity expansions which expanded our capacity by a total of 202 beds. On projects such as these, our capital investments have frequently been paid back within one year. We have identified several additional capacity expansion projects and believe that these could realize similar performance.

Successful Execution and Integration of Acquisitions. Our management has demonstrated its ability to identify suitable acquisition candidates and to integrate and then substantially improve the financial performance of most of our acquired treatment facilities. Our ability to retain management teams of acquired facilities, identify and implement operating efficiencies and leverage our broad payor coverage and referral sources has contributed to the successful execution of our acquisition strategy. We have a successful track record of increasing census and operating income before corporate and divisional overhead in the facilities we acquire within one year of the acquisition. Our scale, access to capital, corporate infrastructure and experienced management team make us an attractive acquirer to treatment facility operators.

Experienced and Committed Management Team. We are managed by a proven team of senior healthcare executives. Our chief executive officer, chief financial officer, two division presidents, chief medical officer and executive vice president of business development have each spent at least ten years in the healthcare services industry. These executives are joined by a strong regional executive team and facility administrators whose experience in substance abuse treatment, in most cases, was gained within their specific local markets. Our senior management team has a significant financial stake in our business and is committed to executing our strategy.

Our Strategy

Our goal is to extend our position as the leading provider of treatment for addiction and related behavioral disorders nationwide, treating patients in every stage of their diseases. To accomplish this goal, we intend to grow our business organically and through acquisitions.

Continue Strong Organic Growth. We have achieved greater than 8.5% same facility revenue growth in each year since the year ended December 31, 2002. We believe that this growth has been generated through a combination of our strong referral networks and payor relationships, high quality, science-based clinical care and wide range of clinical programs, strong marketing programs, strong reputation and robust industry demand growth. To accommodate this growth while maintaining high occupancy, we have successfully completed 19 residential capacity expansions since January 2002 and will continue to increase capacity at our residential treatment facilities and opiate treatment clinics in a manner commensurate with our organic growth. Our facilities that have previously undertaken capacity expansions have generally returned to pre-expansion utilization rates within 24 months and have frequently paid back capital investments within one year. We will continue to use the same criteria for the identification of capacity expansion opportunities that have led to our successful track record.

Drive Census Through Enhanced Marketing Capabilities. Based on our strong reputation, broad geographic presence and robust marketing capabilities, we will continue to focus on generating increased referrals nationwide to further drive organic census growth. Our referral generation efforts include internet marketing, strong local and regional marketing efforts targeted at referral sources and potential patients, and national branding efforts. In addition to our established marketing efforts, in 2004 we created the National Resource Center, or NRC, a centralized call center, to respond to inquiries generated from the internet and to facilitate cross-facility referrals. To strengthen our internet marketing, in 2005 we acquired 4therapy, a leading online referral network with websites that collectively rank first or second in queries on major internet search engines for 40 out of 60 relevant substance abuse keywords. We will continue to leverage the capabilities of the NRC and 4therapy to take advantage of the increasing use of the internet as a healthcare resource and to convert internet referrals into increased census in our facilities.

Expand our Treatment Services. Our expertise, scale and resources provide a platform for us to expand both the types of services we provide and the addictions and other behavioral disorders we treat. For example, a large and fragmented treatment area that we have identified for growth is eating disorders, which can be treated with protocols similar to those we utilize for the treatment of substance abuse. We currently treat eating disorders at our Sierra Tucson, Center for Hope of the Sierras, Montecatini and The Life Healing Center facilities. Other opportunities we continue to explore include alternative opiate treatment offerings, methamphetamine programs and chronic pain management.

Selectively Acquire Additional Facilities. We will continue to selectively pursue acquisitions to grow our business. Before we contemplate an acquisition, we undergo a rigorous due diligence process which includes a careful review of the financial statements and information systems of a potential acquisition and the development of a strategic plan for its integration and growth. We also strictly adhere to measures that ensure strategic fit and price discipline in our acquisitions.

Our Business

We deliver our services through our residential and opiate treatment divisions. On a pro forma basis for the year ended December 31, 2005, our residential treatment division generated approximately 62.8% of revenues while our opiate treatment clinics generated approximately 37.1% of revenues. In addition, our corporate/other division generated approximately 0.1% of revenues on a pro forma basis, through activities associated with eGetgoing, an online treatment services enterprise.

Residential Treatment Division

Our residential treatment division provides treatment services both on an inpatient and outpatient basis to patients suffering from chronic addiction diseases and related behavioral disorders. This division operated 21 inpatient and 18 outpatient facilities in ten states as of March 31, 2006. On average, our inpatient residential facilities have been operating for over 18 years and have established strong relationships with referral sources and have longstanding ties to the local community, through among other things, the presence in those communities of successfully treated patients and their families. As of March 31, 2006, we had 1,371 available beds in our facilities and treated approximately 1,200 patients per day. Each of our residential facilities is accredited by either JCAHO or CARF, with the exception of The Life Healing Center, Montecatini and Center for Hope of the Sierras, which, due to the nature of their payor profiles, would not necessarily benefit from accreditation.

The majority of our residential services are provided to patients who abuse addictive substances such as alcohol, illicit drugs or chemicals. Some of our facilities also treat other addictions and behavioral disorders such as eating disorders, chronic pain management, sexual compulsivity, compulsive gambling, mood disorders and emotional trauma.

Our treatment programs provide detoxification, counseling programs, education, lectures and group therapy. The goal of inpatient treatment is to assess and evaluate the medical, psychological and emotional needs of the patient and to address these needs in the treatment process. Following this assessment, an individualized treatment program is designed to provide a foundation for a lifelong recovery process. Our programs emphasize abstinence and the importance of social involvement, and utilize twelve step programs.

Our inpatient services are provided to both adult and adolescent patients in a peaceful setting that is removed from the pressures, pace and temptations of a patient’s everyday life. Our inpatient facilities house and care for patients over an extended period (21 days on average) and typically treat patients from a broadly defined regional market.

Our outpatient programs are conducted at either free-standing facilities (primarily located in urban areas and convenient for the patient) or in a designated space at our inpatient facilities. This level of care is mainly intended to provide the patient with a longer treatment period, as efficacy of treatment is believed to be closely tied to length of time spent in treatment.

Our treatment facilities deliver care at various levels of intensity which allows us to facilitate effective treatment. We treat medically stable adult and adolescent patients at any stage in the lifecycle of their disease. Upon admission, a patient enters an appropriate stage in our continuum of care depending on the patient’s diagnosis, the level and acuity of the disease and related treatment requirements.

•	Detoxification. Detoxification is usually conducted at an inpatient facility. It is prescribed for patients with physical or psychological dependence. A patient typically enters a three to four day detoxification program, during which time medication is administered to counter physical withdrawal symptoms. The patient is monitored by nurses and medical personnel to ensure that withdrawal is processed safely without complications.

•	Treatment Program. After the detoxification phase, or if detoxification is not required, the patient may enter into one of three levels of treatment, inpatient, partial inpatient or outpatient, depending on the patient’s needs.

•	Inpatient Residential Program. In the inpatient residential treatment program, the length of stay generally lasts from one to four weeks, with an average of approximately three weeks. Patients live at the facility and receive medical services as needed. During this time, patients receive the following services: individual and group counseling sessions, education, lectures and group therapy. Recreational activities are also incorporated into the program. Group counseling topics are determined by the patient assessment at admission and a treatment plan is developed with the cooperation of the patient. Treatment may also involve specialty group sessions on relapse prevention, anger, eating issues, cognitive behavioral therapy, gender issues, assertiveness, family issues and other special topics.

•	Partial Inpatient Program. The partial inpatient program has the same daily schedule as the inpatient residential program. Some patients, depending on initial diagnosis and the severity of their illness, may begin at this stage and not require a period of detoxification or inpatient residential treatment. Partial inpatient program patients either go home following the completion of a day’s treatment schedule, which generally run from 8:00 a.m. to 9:00 p.m., or stay in off campus housing.

•	Outpatient Program. We provide two levels of outpatient treatment. An intensive outpatient program consists of a minimum of 15 hours per week, usually divided into three sessions, over a three to four week period. A less intensive outpatient program usually consists of a three hour session, held two to three times per week for a three to four week period. A counselor develops an individualized treatment plan for each patient. Each patient meets regularly with the assigned counselor to evaluate progress and also attends group therapy sessions.

Other Services. Several addiction diseases, in addition to substance abuse, represent large underserved markets to which our residential treatment services may be provided. The treatment model used at our residential facilities to treat substance abuse can also be applied to treat other compulsive behaviors such as eating disorders and chronic pain management. Some of our residential facilities already provide such treatment. For example, our Sierra Tucson, Center for Hope of the Sierras, Montecatini and The Life Healing Center facilities provide treatment for eating disorders and our Twelve Oaks facility provides treatment for chronic pain management.

Residential Facilities. The following tables list our residential treatment facilities, as of March 31, 2006.

Inpatient Facilities

Name of Facility	City	State	Beds 3/31/06	Full Time Employees 3/31/06	Owned/ Leased	Years in Operation	Acquisition Date
1 Azure	Sebastopol	CA	28	22	Owned	46	Jan-98
2 Brandywine	Kennett Square	PA	105	68	Owned	23	Feb-03
3 Camp	Scotts Valley	CA	75	74	Owned	21	Oct-95
4 Galax	Galax	VA	81	80	Owned	32	Feb-03
5 Keystone	Canton	SD	85	92	Owned	32	Feb-03
6 Life Healing Center	Santa Fe	NM	39	52	Owned	12	Jul-04
7 Montecatini	Carlsbad	CA	11	12	Owned	14	Sep-05
8 Sierra Tucson	Tucson	AZ	95	199	Leased	22	May-05
9 Starlite	Center Point	TX	88	82	Owned	40	Dec-99
10 Twelve Oaks	Navarre	FL	84	69	Owned	23	Feb-03
11 Wilmington	Wilmington	NC	84	78	Owned	18	Feb-03
12 WDR—Allenwood	Allenwood	PA	196	206	Owned	35	Jan-01
13 WDR—Blue Mountain	Blue Mountain	PA	20	17	Owned	1	N/A
14 WDR—Lancaster	Lancaster	PA	27	13	Leased	7	Jan-01
15 WDR—Lebanon	Lebanon	PA	25	17	Leased	6	Jan-01
16 WDR—Johnstown New Directions	Johnstown	PA	25	9	Owned	4	Jan-01
17 WDR—Johnstown Renewal Center	Johnstown	PA	25	11	Leased	10	Jan-01
18 WDR—Torrance	Torrance	PA	34	43	Leased	6	Jan-01
19 WDR—Williamsburg	Williamsburg	PA	162	158	Leased	25	Jan-01
20 WDR—Williamsport	Williamsport	PA	30	10	Owned	11	Jan-01
21 Wellness Resource Center	Boca Raton	FL	52	21	Leased	7	Sep-05

Outpatient Facilities

Name of Facility	City	State	Full Time Employees 3/31/06	Owned/ Leased	Acquisition Date
1 Camp San Jose	San Jose	CA	2	Leased	Oct-95
2 Camp Santa Cruz	Santa Cruz	CA	2	Leased	N/A
3 Azure	Sacramento	CA	2	Leased	N/A
4 Keystone—Sioux Falls	Sioux Falls	SD	19	Leased	Feb-03
5 Wilmington—Myrtle Beach	Myrtle Beach	SC	2	Leased	Jan-01
6 Wilmington—Wilmington	Wilmington	NC	3	Leased	Jan-01
7 Wilmington—Shallotte	Shallotte	NC	2	Leased	Jan-01
8 Allentown	Allentown	PA	4	Leased	Jan-01
9 Altoona	Altoona	PA	8	Leased	Jan-01
10 Bloomsburg	Bloomsburg	PA	2	Leased	N/A
11 Chambersburg	Chambersburg	PA	1	Leased	Jan-01
12 Erie	Erie	PA	2	Leased	Jan-01
13 Harrisburg	Harrisburg	PA	3	Leased	N/A
14 Lewisburg	Lewisburg	PA	1	Leased	N/A
15 New Castle	New Castle	PA	3	Leased	N/A
16 Pittsburgh	Pittsburgh	PA	7	Leased	Jan-01
17 Pottsville	Pottsville	PA	3	Leased	Jan-01
18 Reading	Reading	PA	2	Leased	Jan-01

Recent Notable Acquisitions: Sierra Tucson, Montecatini and Center for Hope of the Sierras.

In May 2005, we acquired our Sierra Tucson facility, our most significant acquisition to date. Founded in 1983, Sierra Tucson is an internationally known provider of high quality inpatient rehabilitation treatment services to more affluent individuals suffering from addiction and other disorders. Sierra Tucson, a 91-bed facility outside Tucson, Arizona, pursues a treatment approach similar to our other facilities that includes extensive patient assessment, detoxification and comprehensive counseling. Sierra Tucson also has specific programs designed to treat alcohol, substance abuse, compulsive gambling, sexual compulsivity, eating disorders, mood and anxiety and obsessive-compulsive disorder.

We believe that the addition of Sierra Tucson provides a number of key advantages for our business including reputation and brand enhancement, favorable payor profile and cross-referral opportunities to our other facilities. The Sierra Tucson program, which attracts patients worldwide, costs approximately $35,000 to $40,000 per 30-day treatment program. Since we acquired Sierra Tucson in May 2005, all of Sierra Tucson’s revenues have been generated by self pay patients who generally pay prior to admission. Sierra Tucson is a strong source of potential cross-site referrals and represents the synergies that exist in being a national, multi-site operator of residential treatment centers.

In September 2005, we acquired our Montecatini facility, our first stand alone eating disorder facility. Montecatini is an established eating disorder facility located in southern California. Montecatini is our first residential facility in southern California. In April 2006, we acquired our Center for Hope of the Sierras facility, a stand-alone eating disorder facility located in Reno, Nevada. We believe that there is opportunity to grow these programs and believe that the demand for eating disorder treatment combined with the strong reputation of these facilities and our expertise in residential treatment will enable us to do so.

Referral Base and Marketing for Residential Treatment Services. We receive a large number of patient referrals generated from our several thousand referral sources. Patients are referred to our residential facilities by healthcare practitioners, public programs, other treatment facilities, managed care organizations, unions and word of mouth from previously treated patients and their families, among others. We devote significant resources to establishing strong relationships with a broad array of potential referral sources at the local and national level. No single referral source resulted in a significant portion of our revenues.

At the local level, every facility employs a marketing staff. These professionals market to referral sources in the local community to attract patients to the facility. Local marketing strategies include:

•	direct marketing to physicians, human resource departments, managed care companies, health and welfare union trust funds, employee assistance professionals and state and county agencies;

•	relationship building within communities to professional and public service providers such as physicians, attorneys, social workers and law enforcement and judicial officials;

•	continued establishment of managed care contracts;

•	professional mailings and visits to clinics, hospitals and other relevant sources;

•	marketing through our previously treated patients;

•	community involvement including speaking engagements and sponsorships;

•	professional print advertising, including yellow pages and trade journal advertising; and

•	internet presence.

To augment our local referral generation efforts, we coordinate intra-facility referrals, engage in internet direct-to-consumer marketing and develop programs and content targeted at key referral sources on a national basis. In 2004, we created the NRC, a centralized call center located at our corporate headquarters, to facilitate cross-referrals and to respond to inquiries generated from the internet.

In October 2005, we acquired 4therapy, a leading online referral network in the substance abuse treatment market. With the acquisition of 4therapy, we have approximately 200 internet sites and rank first or second in queries on major internet search engines for 40 out of 60 relevant keyword searches. In 2005, approximately 43% of people in the United States used the internet to source and research healthcare information. As a result, we believe that the combination of the NRC and 4therapy provides us with a significant competitive advantage in marketing our facilities nationwide and converting internet referrals into increased census in our facilities.

Reimbursement and Payor Mix for Residential Treatment Services. We generate our revenues from three primary sources: self payors, commercial payors such as managed care organizations and unions and government programs. Self payors and commercial payors represented approximately 70% of our residential treatment division revenue for the year ended December 31, 2005. We believe our strong relationships with third party payors and our industry experience allow us to obtain new contracts for new and acquired facilities which creates an opportunity to increase the number of patients that we treat. Our commercial contracts are typically one year contracts that renew automatically each year, with pricing and reimbursement terms that vary from contract to contract. We are frequently able to negotiate reimbursement rate increases on an annual basis in our commercial contracts. As of March 31, 2006, we employed six contract professionals at the corporate level who are dedicated to the development and maintenance of these reimbursement contracts.

Our rates and average length of stay vary by payor source. Our average residential length of treatment is approximately 21 days, above the industry average of approximately 16 days. The average length of stay at our residential facilities has been relatively stable over the past several years.

In most of our residential facilities, adult inpatient treatment during 2005 cost a patient or a payor $200 to $350 per patient day with the average inpatient stay totaling $4,000 to $7,000. For outpatient treatment in 2005, prices ranged from $40 to $100 per visit, with the average outpatient expense totaling over $3,000. Sierra Tucson, which caters to affluent patients who pay upfront for a 30-day treatment, charges over $1,100 per patient per day and patients face no payor constraints as to length of stay.

Staffing and Local Management Structure for Residential Treatment Services. A typical residential facility is managed by an executive director experienced in substance abuse treatment services. Our executive directors have on average over 22 years of experience in healthcare and over ten years tenure at the treatment center they currently manage. The executive director runs the day-to-day operations at the facility, has profit and loss responsibility and reports to one of the three regional vice presidents, who in turn reports to the president of the division. The executive director is supported by a facility staff that consists of physicians, nurses, counselors, marketing professionals, reimbursement specialists, administrative and facility maintenance employees.

Online Treatment Services. Our online treatment services program, eGetGoing, provides interactive live treatment over the internet to patients who otherwise have no access to care and require continuing care or prefer anonymity. teenGetGoing provides such services with a focus on teenagers. These services, initially for chemical dependency and substance abuse treatment, are based on an innovative therapeutic methodology that has been developed by us and has been adapted as an alternative low-cost, mass-distributed recovery support platform for individual and group-based therapies. Our programs are the only online chemical dependency/substance abuse treatment programs to earn U.S. Substance Abuse and Mental Health Services Administration, or SAMSHA, accreditations from JCAHO and CARF. Revenue to date from these programs has been nominal.

Opiate Treatment Division

We provided opiate treatment through 50 clinics located in 17 states as of March 31, 2006. Our clinics, which typically range in size from 3,000 to 7,000 square feet, are generally located within light commercial districts, often within strip malls or medical office buildings. As of March 31, 2006, our clinics treated on average approximately 21,500 patients on a daily basis. Each of our opiate treatment clinics is accredited by either JCAHO or CARF.

Our opiate treatment clinics provide treatment services for individuals addicted to heroin and other opiates, including prescription painkillers such as oxycodone. Our treatment services include medication assisted treatment, counseling, laboratory work, physical examinations and ongoing monitoring of patients. Substantially all of our patients are treated with methadone, but a small percentage of our patients are treated with other medications such as buprenorphine. The goal of our opiate treatment program is to assess and evaluate the medical, psychological and emotional needs of a patient and address these needs in the treatment process. Following a thorough assessment and the development of an individualized treatment plan, the treatment process provides a foundation for a lifelong recovery process.

The first step undertaken at any of our opiate treatment clinics is an assessment of the condition and treatment needs of the patient. A qualified counselor performs a complete psychosocial assessment. In addition, a physician completes a physical examination to ensure that there are no immediate health concerns. Both assessments also diagnose and identify the current opiate addiction. After these screening steps are completed, the patient is admitted to the clinic and receives an initial dose of medication, usually methadone.

Patients usually visit an opiate treatment clinic once a day for about ten minutes in order to receive their medication. During the beginning of their treatment program, patients receive weekly counseling and as they successfully progress in the treatment protocol, they continue to receive a minimum of 50 minutes of counseling each month. This mandatory minimum duration of counseling may vary from state to state. Following the initial administration of medication, patients go through an induction phase where medication dosage is systematically modified until an appropriate dosage, a level where the euphoric effects of opiates are blocked, is reached. As patients progress with treatment and meet certain goals in their individualized treatment plan and certain federal criteria related to time in treatment, they become eligible for up to 30 days of take-home doses of medication, eliminating the need for daily visits to the clinic. The length of treatment differs from patient to patient, but typically ranges from one to three years.

Clinics. The following table lists our opiate treatment clinics by state and number, as of March 31, 2006.

Opiate Treatment Clinics by State

State	Clinics	Average Daily Census in March 2006
California	13	3,889
Colorado	1	216
Delaware	1	373
Georgia	1	294
Indiana	5	5,459
Kansas	2	389
Louisiana	1	490
Maryland	1	336
New Mexico	2	766
North Carolina	1	329
Pennsylvania	1	478
Tennessee	1	628
Texas	1	268
Virginia	3	1,319
Washington	4	934
West Virginia	7	4,383
Wisconsin	5	1,409

Total	50	21,962

Referral Base and Marketing of Opiate Treatment Services. Patients are referred to our opiate treatment clinics through a number of different sources, including emergency departments, judicial officials, social workers, police departments and individual word of mouth. We believe that our strong local reputation, convenient facility locations, strict adherence to patient selection criteria and treatment procedures make us an attractive choice for referral sources and patients.

Marketing strategies for our opiate treatment division include:

•	relationship building within communities to professional and public service providers such as physicians, attorneys, social workers and law enforcement and juvenile court officers;

•	establishment of managed care contracts;

•	professional mailings and visits to clinics, hospitals and other relevant sources;

•	marketing through our previously treated patients;

•	community involvement, including speaking engagements and sponsorship;

•	professional print advertising, including yellow pages and trade journal advertising; and

•	internet presence.

In addition, the NRC responds to inquiries generated via the internet and refers patients for treatment at our opiate treatment clinics.

Reimbursement and Payor Mix for Opiate Treatment Clinics. We charge approximately $250 to $425 per patient for a month of opiate treatment, including counseling and all other aspects of the treatment program. For the year ended December 31, 2005, 82% of our opiate patient revenues were from self pay patients, typically in the form of cash and in advance of treatment or at the time of treatment. Substantially all of the remaining revenues were derived from state and local healthcare assistance programs such as Medicaid. Although we have a negligible amount of revenues from commercial payors in the opiate treatment division, these payors have recently begun to reimburse for methadone maintenance programs and we expect this trend to continue in the future.

Staffing for Opiate Treatment Clinics. A typical clinic is run by a facility director experienced in substance abuse treatment services. The facility director runs day-to-day operations, has profit and loss responsibility and reports to one of the nine regional directors. The regional directors report to a regional vice president who, in turn, reports to the president of the opiate treatment clinics business. A facility director at a clinic is supported by a staff that consists of a medical director, nurses, counselors and administrative employees.

Competition

Treatment providers for this large and growing substance abuse treatment market are highly fragmented, with services being provided by over 13,000 different facilities of which only 26% are operated by for-profit organizations. Due in part to the regulatory and land use hurdles of opening new substance abuse treatment facilities, we believe that supply of residential substance abuse treatment services is constrained in the United States as evidenced by high industry-wide utilization rates. The primary competitive factors in the substance abuse treatment industry include the quality of programs and services, charges for programs and services, geographic proximity to the patients served, brand and marketing awareness and the overall responsiveness to the needs of patients, families and payors.

Our residential and opiate treatment divisions compete against an array of local competitors, both private and governmental, hospital-based and free standing and for-profit and non-profit facilities. Most of our residential facilities compete within local or regional markets. Sierra Tucson, in contrast, competes in both national and international markets with other nationally known substance abuse treatment facilities such as the Betty Ford Clinic and Hazelden.

Technology Infrastructure

We utilize computer systems for billing, general ledger and all corporate accounting and residential facilities and expect to invest an additional $3.0 to $5.0 million over the next three years on the implementation of a comprehensive and fully integrated system encompassing clinical, marketing, regulatory, financial and management reporting systems. We are also in the process of deploying human resource management systems. The implementation expenditure includes upgrades, new hardware and software, data communications infrastructure, general system maintenance and staffing. The implementation is scheduled over a three-year period to ensure smooth transition for each module and to minimize any disruption to our business.

Regulatory Matters

Overview

Healthcare providers are regulated extensively at the federal, state and local levels. In order to operate our business and obtain reimbursement from third party payors, our facilities are required to obtain and maintain a variety of state and federal licenses, permits and certifications. In addition, most of our facilities must obtain and maintain accreditation from private agencies. We must also comply with numerous other laws and regulations applicable to the conduct of business by healthcare providers. Our facilities are also subject to periodic on-site inspections by the agencies that regulate and accredit them in order to determine our compliance with applicable requirements.

The laws and regulations that affect healthcare providers are complex, change frequently and require that we regularly review our organization and operations and make changes as necessary to comply with the new rules. This is particularly true since we have grown through a series of acquisitions in a number of states over the past ten years and because our activities span several different treatment settings, each of which may have its own regulatory requirements. Significant public attention has focused in recent years on the healthcare industry, directing attention not only to the conduct of industry participants but also to the cost of healthcare services. In recent years, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. The ongoing investigations relate to, among other things, various referral practices, cost reporting, billing practices, credit balances, physician ownership and joint ventures involving hospitals and other health care providers. We expect that healthcare costs and other factors will continue to encourage both the development of new laws and increased enforcement activity.

Licensure, Accreditation and Certification

All of our residential facilities and opiate treatment clinics must be licensed under applicable state laws. Licensing requirements typically vary significantly by state and by the services provided. Licensure requirements generally relate to the provider’s qualifications, the adequacy of care and other matters, including: its equipment, personnel, staff-to-patient ratios, operating policies and procedures, fire prevention, maintenance of adequate records, rate-setting and compliance with building codes and environmental protection laws. In addition, all of our opiate treatment clinics and some of our residential facilities are required to register with the U.S. Drug Enforcement Agency, or the DEA, because they handle and dispense controlled substances. In particular, because the methadone dispensed by our opiate treatment clinics is highly regulated by the DEA, our clinics are required to implement DEA-approved security systems and take other measures to ensure that methadone is dispensed and stored as required by the DEA.

JCAHO and CARF are private organizations that have accreditation programs for healthcare facilities. These accreditation programs are intended generally to improve the quality, safety, outcomes and value of healthcare services provided by accredited facilities. CARF accredits behavioral health organizations providing mental health and alcohol and drug use and addiction services, as well as opiate treatment programs, among others. JCAHO accredits a broader variety of healthcare organizations, including hospitals, behavioral health organizations, nursing and long-term care facilities, ambulatory care centers, laboratories and managed care networks and others. Accreditation by either JCAHO or CARF requires an initial application and completion of on-site surveys demonstrating compliance with accreditation requirements. Accreditation is typically granted for a specified period, typically ranging from one to three years, and renewals of accreditation generally require completion of a renewal application and an on-site renewal survey. Accreditation is generally a requirement for participation in government and private healthcare payment programs. In addition, certain federal and state licensing agencies require that providers be accredited.

Some of our facilities participate in government healthcare payment programs such as Medicaid. In order to receive payment under these programs, each participating facility must apply to the appropriate government agency and be certified to participate in the program. In addition, our opiate treatment clinics must be certified by SAMSHA before the DEA will issue the registration required for the operation of such clinics.

We believe that all of our residential facilities and opiate treatment clinics are in substantial compliance with current applicable federal, state, local licensure and certification requirements. In addition, we believe that all are in substantial compliance with the standards of the agencies, including JCAHO and CARF, which have accredited them. Periodically, federal, state and accreditation regulatory organizations conduct surveys of our facilities and may find from time to time that a facility is out of compliance with certain requirements. Upon receipt of any such finding, the facility timely submits a plan of correction and corrects any cited deficiencies.

Fraud, Abuse and Self-Referral Laws

Our residential facilities and opiate treatment clinics must comply with a number of laws and regulations because we participate in government healthcare payment programs such as Medicare and Medicaid.

The anti-kickback provision of the Social Security Act, or the anti-kickback statute, prohibits certain offers, payments or receipt of remuneration in return for referring patients covered by federal healthcare payment programs or purchasing, leasing, ordering or arranging for or recommending any services, good, item or facility for which payment may be made under a federal healthcare program. As a result, our dealings with referring physicians and other referral sources, including employment contracts, independent contractor agreements, professional service agreements, joint venture agreements and medical director agreements, are all subject to the anti-kickback statute. The anti-kickback statute has been interpreted broadly by federal regulators and certain courts to prohibit the payment of anything of value if even one purpose of the payment is to influence the referral of Medicare or Medicaid business. Violations of the anti-kickback statute may be punished by criminal or civil penalties, exclusion from federal and state healthcare programs, imprisonment and damages up to three times the total dollar amount involved. The Office of Inspector General, or the OIG, of the Department of Health and Human Services is responsible for identifying fraud and abuse activities in government programs. The OIG has published regulations describing activities and business relationships that would be deemed not to violate the anti-kickback statute, known as “safe harbor” regulations. We use our best efforts to comply with applicable safe harbors.

Sections 1877 and 1903(s) of the Social Security Act, commonly known as the “Stark Law,” prohibit referrals for designated health services by physicians under the Medicare and Medicaid programs to any entity in which the physician has an ownership or compensation arrangement, unless an exception applies, and prohibits the entity from billing for such services rendered pursuant to any prohibited referrals. These types of referrals are commonly known as “self referrals.” There are exceptions for customary financial arrangements between physicians and facilities, including employment contracts, personal services agreements, leases and recruitment agreements that meet specific standards. We use our best efforts to structure our financial arrangements with physicians to comply with the statutory exceptions included in the Stark Law and related regulations. Sanctions for violating the Stark Law include required repayment to governmental payors of amounts received for services resulting from prohibited referrals, civil monetary penalties, assessments equal to three times the dollar value of each service rendered for an impermissible referral (in lieu of repayment) and exclusion from the Medicare and Medicaid programs.

A number of states have laws comparable to the anti-kickback statute and the Stark Law. These state laws may be more stringent than the federal rules and apply regardless of whether the healthcare services involved are paid for under a federal health care program.

The Federal False Claims Act

The federal False Claims Act prohibits healthcare providers from knowingly submitting false claims for payment under a federal healthcare payment program. There are many potential bases for liability under the federal False Claims Act, including claims submitted pursuant to a referral found to violate the Stark Law or the anti-kickback statute. Although liability under the federal False Claims Act arises when an entity “knowingly” submits a false claim for reimbursement to the federal government, the federal False Claims Act defines the term “knowingly” broadly. Civil liability under the federal False Claims Act can be up to three times the actual damages sustained by the government plus civil penalties for each false claim. From time to time, companies in the healthcare industry, including us, may be subject to actions under the federal False Claims Act.

Individuals may also bring an action on behalf of the government under the “whistleblower” or “qui tam” provisions of the federal False Claims Act. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. These provisions allow for the private party that identified the violation to receive a portion of the sums the provider is required to pay. This whistle-blower structure has encouraged some private companies to go into the business of detecting and reporting potential fraud and abuse.

Privacy and Security Requirements

There are numerous federal and state regulations addressing patient information privacy and security concerns. In particular, the federal regulations issued under the Drug Abuse Prevention, Treatment and Rehabilitation Act of 1979 and HIPAA contain provisions that:

•	protect individual privacy by limiting the uses and disclosures of patient information;

•	create new rights for patients regarding their health information, such as access rights and the right to amend certain aspects of their health information;

•	require the implementation of security safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form;

•	prescribe specific transaction formats and data code sets for certain electronic healthcare transactions; and

•	require establishment of standard unique health identifiers for individuals, employers, health plans and healthcare providers to be used in connection with standard electronic transactions no later than May 23, 2007.

We are in the process of implementing or upgrading computer systems, as appropriate, at our residential facilities and opiate treatment clinics to comply with the transaction and code set requirements to correspond to the requirements of our trading partners. We have furthermore adopted privacy policies in accordance with HIPAA requirements. Although we are not in compliance with certain security regulations under HIPAA, we do not believe that this noncompliance has a material effect on our business, and furthermore we have a plan in place to achieve compliance.

Under HIPAA, a violation of these regulations could result in civil money penalties of $100 per incident, up to a maximum of $25,000 per person per year per standard. HIPAA also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses and up to $250,000 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm.

In addition, many states impose requirements regarding the confidentiality and security of healthcare information, as well as regarding the permitted uses of that information, and many of these state laws are more restrictive than the federal rules. For example, some states impose laws governing the use and disclosure of health information pertaining to substance abuse issues that are more stringent than the rules that apply to healthcare information generally. As public attention is drawn to the issues of the privacy and security of medical information, states may revise or expand their laws concerning the use and disclosure of health information, or may adopt new laws addressing these subjects. Failure to comply with these laws could expose us to criminal and civil liability, as well as requiring us to restructure certain of our operations.

Health Planning and Certificates of Need

The construction of new healthcare facilities, the expansion of existing facilities, the transfer or change of ownership of existing facilities and the addition of new beds, services or equipment may be subject to state laws that require prior approval by state regulatory agencies under certificate of need laws. These laws generally require that a state agency determine the public need for construction or acquisition of facilities or the addition of new services. Review of certificates of need and other healthcare planning initiatives may be lengthy and may require public hearings. Violations of these state laws may result in the imposition of civil sanctions or revocation of a facility’s license. The states in which we operate that have certificate of need laws include Indiana, West Virginia and North Carolina.

Local Land Use and Zoning

Municipal and other local governments may also regulate our residential treatment facilities and opiate treatment clinics. Many of our facilities must comply with zoning and land use requirements in order to operate. For example, local zoning authorities regulate not only the physical properties of a health facility, such as its height and size, but also the location and activities of the facility. In addition, community or political objections to the placement of treatment facilities can result in delays in the land use permit process, and may prevent the operation of facilities in certain areas.

Corporate Practice of Medicine and Fee Splitting

Some states have laws that prohibit business entities, including corporations or other business organizations that own healthcare facilities, from employing physicians. Some states also have adopted laws that prohibit direct and indirect payments or fee-splitting arrangements between physicians and such business entities. These laws vary from state to state, are often difficult to interpret and have seldom been interpreted by the courts or regulatory agencies. We use our best efforts to comply with the relevant state laws. Sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties upon both the physician and the business entity and rescission of business arrangements.

Legal Proceedings

We are subject to various claims and legal actions that arise in the ordinary course of our business. In the opinion of our management, we are not currently party to any proceeding that would have a material adverse effect on our financial condition or results of operations.

Employees

As of March 31, 2006, we employed approximately 2,820 people throughout the United States. Approximately 2,270 of our employees are full-time and the remaining approximately 550 are part-time employees. Residential facilities totaled approximately 1,865 employees and opiate treatment clinics totaled approximately 885 employees. The remaining approximately 70 employees are in corporate management, administration and other services. None of our employees is represented by a labor union, and we believe our relationship with our employees is good.

MANAGEMENT

All of our directors serve until a successor is duly elected and qualified or until the earlier of his death, resignation or removal. Our executive officers are appointed and serve at the discretion of our board of directors. There are no family relationships between any of our directors or executive officers.

Executive Officers and Directors

The following table sets forth information with respect to our directors and executive officers:

Name	Age	Position
Dr. Barry W. Karlin	51	Chairman, Chief Executive Officer and President
Kathleen Sylvia	60	Executive Vice President of Business Development
Philip L. Herschman	58	President, Opiate Treatment Division
Jerome E. Rhodes	48	President, Residential Treatment Division
Kevin Hogge	49	Chief Financial Officer, Vice President and Treasurer
Dr. Thomas J. Brady	53	Chief Medical Officer
Pamela B. Burke	38	Vice President, General Counsel and Secretary
General Barry R. McCaffrey (ret.)	63	Director
Steven Barnes	46	Director
John Connaughton	40	Director
Chris Gordon	33	Director

The following biographies describe the business experience of our executive officers and directors:

Dr. Barry W. Karlin, Chairman, Chief Executive Officer and President. Dr. Karlin has served as our chairman, chief executive officer and president since January 2002. From January 2002 to June 2003, Dr. Karlin also served as our secretary, treasurer and chief financial officer. Before our formation in January 2002, Dr. Karlin was the chairman and chief executive officer of eGetgoing, Inc. and CRC Health Corporation from May 2000 and November 2000, respectively, to January 2002. Dr. Karlin also served as chairman and chief executive officer of CRC Recovery, Inc., the general partner of The Camp Recovery Centers, L.P. from July 1995 to January 2001. From 1993 to 1995, Dr. Karlin acted as an independent consultant providing strategic consulting services to Fortune 100 companies. From 1992 to 1993, Dr. Karlin served as chairman and chief executive officer of Karlin and Collins, Inc., an emerging growth high-technology company which he founded. In 1990, Dr. Karlin joined Corporate Technology Partners, a venture capital firm specializing in the wireless communications industry, where he served as a general partner until 1992. From 1984 to 1990, Dr. Karlin served as chairman and chief executive officer of Navigation Technologies, Inc., a provider of maps for vehicle navigation. Dr. Karlin began his career as a strategy management consultant in 1981, first with Strategic Decisions Group and subsequently with Decision Processes, Inc. Dr. Karlin holds Ph.D. and M.S. degrees from Stanford University in the department of engineering economic systems, specializing in decision analysis, and a B.S. in electrical engineering from University of Witwatersrand in South Africa.

Kathleen Sylvia, Executive Vice President of Business Development. Ms. Sylvia has served as our executive vice president of business development since June 2003. From May 1995 to June 2003, Ms. Sylvia served as our chief operating officer. From January 1993 to May 1995, Ms. Sylvia was the executive director of The Camp Recovery Centers, L.P. From 1988 to 1993, Ms. Sylvia was the assistant administrator at National Medical Enterprise Hospitals and Community Psychiatric Centers. Ms. Sylvia holds a nursing degree from the University of California, Los Angeles, Harbor College, School of Nursing, a B.A. in sociology and anthropology from Old Dominion University and a masters of public administration from the University of Oklahoma.

Philip L. Herschman, President, Opiate Treatment Division. Mr. Herschman has served as the president of our opiate treatment division since May 2002. From August 1993 to May 2002, Mr. Herschman served as chief executive officer of Behavioral Health Concepts, a national mental health management company which he founded in 1993. From 1984 to 1992, Mr. Herschman worked in operations and business development for Republic Health Corporation, a healthcare company, where he was responsible for implementing the company’s strategy of joint venturing its acute care hospitals with physician groups. During this time, Mr. Herschman was also responsible for the operations of three acute care hospitals with over 500 beds for OrNda Health Corp. Prior to OrNda/Republic, Mr. Herschman was a regional vice president of operations with Horizon Health Corporation, a multi-unit psychiatric management company. Mr. Herschman holds a Ph.D. in psychology from the University of California, Irvine and a B.A. from the University of California, San Diego.

Jerome E. Rhodes, President, Residential Treatment Division. Mr. Rhodes has served as the president of our residential treatment division since January 2004. From August 2003 to January 2004, he was president of our eastern division. From September 1993 to February 2003, Mr. Rhodes served as chief executive officer of Comprehensive Addiction Programs, Inc., a behavioral healthcare treatment company. We acquired Comprehensive Addiction Programs, Inc. in February 2003. From 1991 to 1993, Mr. Rhodes was the senior vice president of operations and from 1987 to 1991 he served as the senior vice president of acquisitions and development for Comprehensive Addiction Programs, Inc. From 1982 to 1987, Mr. Rhodes was the director of development for Beverly Enterprises, Inc., a publicly held nursing home company. From 1980 to 1982, Mr. Rhodes was the chief development consultant at Wilmot Bower and Associates, an architectural and development firm specializing in healthcare facilities. From 1978 to 1980, Mr. Rhodes was a project coordinator and analyst with Manor Care, Inc., a publicly held nursing home company. Mr. Rhodes holds a B.A. in business administration from Columbia Union College.

Kevin Hogge, Chief Financial Officer, Vice President and Treasurer. Mr. Hogge has served as our chief financial officer since June 2003. From September 1999 to June 2003, Mr. Hogge was the chief financial officer for Epoch Senior Living, Inc., an assisted living and skilled nursing company. From April 1996 to January 1999, he served as controller of the hospital division of Horizon/CMS Healthcare Corporation, a provider of specialty healthcare services, maintaining his position following the acquisition of this division by Regency Health Services, Inc. and the subsequent acquisition of Regency Health Services, Inc. by Sun Healthcare Group, Inc. From October 1992 to April 1996, Mr. Hogge worked as vice president of planning for Tenet Healthcare Corporation, an owner and operator of acute care hospitals and related healthcare services. Prior to working in healthcare, Mr. Hogge was a certified public accountant with Ernst & Whinney. Mr. Hogge holds a B.S. in accounting from Virginia Polytechnic Institute.

Dr. Thomas J. Brady, Chief Medical Officer. Dr. Brady has served as our chief medical officer since October 2004. From June 1997 to October 2004, Dr. Brady held various positions with MHN, Inc., a mental and behavioral health services company, including acting corporate medical director from June 2003 through September 2003, and regional medical director from June 1997 to October 2004. From 1988 to 1999, Dr. Brady held various positions at St. Mary’s Medical Center in San Francisco, including chair of the department of psychiatry and medical director of Child and Adolescent Psychiatric Services, the Children’s Psychiatric Inpatient Unit and the Adolescent Day Treatment Center. Dr. Brady holds an M.B.A. from Golden Gate University, an M.D. from the University of Alabama, Birmingham School of Medicine, a B.S. in biology from the University of Alabama and a B.A. in psychology from the University of California, Berkeley. Dr. Brady is American Society of Addiction Medicine certified and board certified in General, Child and Adolescent and Forensic Psychiatry.

Pamela B. Burke, Vice President, General Counsel and Secretary. Ms. Burke has served as our vice president, general counsel and secretary since February 2005. Prior to joining us in February 2005, Ms. Burke was a partner at the law firm DLA Piper Rudnick Gray Cary US LLP, which she joined in September 1996. From September 1993 to April 1996, Ms. Burke worked for Ernst & Young in its National Tax Office. Ms. Burke received her B.A. in government from Cornell University and her J.D. from George Washington University.

General Barry R. McCaffrey (ret), Director. General McCaffrey has served as a director since August 2002. From March 2001 to the present, General McCaffrey has served as president of BR McCaffrey Associates, LLC, an international consulting firm. General McCaffrey served as the Director of the White House Office of National Drug Control Policy from March 1996 to March 2001, and as the Bradley Distinguished Professor of National Security Studies at the U.S. Military Academy from March 2001 to June 2005. General McCaffrey has also served as an analyst for NBC News since September 2001. During his time at the White House, General McCaffrey was a member of both the President’s Cabinet and the National Security Council for drug-related issues. General McCaffrey graduated from the U.S. Military Academy at West Point. He holds an M.A. in civil government from American University and attended the Harvard University National Security Program as well as the Business School Executive Education Program.

Steven Barnes, Director. Mr. Barnes has served as a director since February 2006. Mr. Barnes has been associated with Bain Capital since 1988 and has been a managing director since 2000. In addition to working for Bain Capital, he also held senior operating roles of several Bain Capital portfolio companies including chief executive officer of Dade Behring, Inc., president of Executone Business Systems, Inc. and president of Holson Burnes Group, Inc. Mr. Barnes currently serves on several boards including Unisource Worldwide, Inc., SigmaKalon Group BV, Sealy Corporation, Accellent Inc., City Year, United Way and Make-A-Wish Foundation. Mr. Barnes received a B.S. from Syracuse University.

John Connaughton, Director. Mr. Connaughton has served as a director since February 2006. Mr. Connaughton has been a managing director of Bain Capital since 1997 and a member of the firm since 1989. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company, Inc., where he worked in the consumer products and business services industries. Mr. Connaughton currently serves as a director of ProSiebenSat1.Media AG, AMC Entertainment Inc., M|C Communications, LLC, Sungard Data Systems Inc., Warner Music Group Corp., Warner Chilcott Corporation, Cumulus Media Partners, LLC, The Boston Celtics and Epoch Senior Living Inc. He also volunteers for a variety of charitable organizations, serving as a member of The Berklee College of Music Board of Trustees, UVa McIntire Foundation Board of Trustees and the West Suburban YMCA Board. Mr. Connaughton received a B.S. in commerce from the University of Virginia and an M.B.A. from Harvard Business School.

Chris Gordon, Director. Mr. Gordon has served as a director since February 2006. Mr. Gordon is a principal of Bain Capital and joined the firm in 1997. Prior to joining Bain Capital, Mr. Gordon was a consultant at Bain & Company, Inc. Mr. Gordon received an M.B.A. from Harvard Business School where he was a Baker Scholar and graduated magna cum laude with an A.B. in economics from Harvard College.

Corporate Governance

Our board of directors manages our business and affairs. Our Sponsor is entitled to designate the members of our board of directors.

Director Compensation

Other than for General McCaffrey, the members of our board of directors are not separately compensated for their services as directors, other than reimbursement for out-of-pocket expenses incurred in connection with rendering such services. In connection with his service as a director, General McCaffrey has been granted options to purchase 13,435 shares of Class A common stock of Holdings and 1,492 shares of Class L common stock of Holdings, with an exercise price of $1 per share of Class A common stock and $9 per share of Class L common stock. In addition, General McCaffrey receives a salary of $10,000 per month for consulting services rendered to us.

Audit Committee

The audit committee selects the independent auditors to be nominated for election by the stockholders and reviews the independence of such auditors, approves the scope of the annual audit activities of the independent auditors, approves the audit fee payable to the independent auditors and reviews such audit results with the independent auditors. The audit committee is currently composed of Steven Barnes and Chris Gordon.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid to our chief executive officer and our four other most highly compensated executive officers, whom we refer to as our “named executive officers,” for the year ended December 31, 2005.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation	All Other Compensation ($)
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Awards
						Securities Underlying Options
Dr. Barry W. Karlin	2005	351,121.83	120,000.00	205,103.10	(1)	—	$13,405.46
Chairman, Chief Executive Officer and President

Kathleen Sylvia	2005	235,753.17	60,957.00	—		—	—
Executive Vice President of Business Development

Philip L. Hershman	2005	240,769.25	65,309.00	—		—	—
President, Opiate Treatment Division

Jerome E. Rhodes	2005	240,769.50	101,424.00	—		—	—
President, Residential Treatment Division

Kevin Hogge	2005	240,769.25	90,439.00	—		—	—
Chief Financial Officer, Vice President and Treasurer

(1)	Represents forgiveness of loan principal and accrued interest. See “Certain Relationships and Related Party Transactions.”

2005 Option Exercises and Year End Values

The following table sets forth the number of vested and unvested shares of common stock of our predecessor company subject to options held by our named executive officers, and the year end value of these options, as of December 31, 2005. No options were granted to, or exercised by, our named executive officers in 2005.

			Number of Securities Underlying Unexercised Options at Fiscal Year End	Value of Unexercised In-The-Money Options at Fiscal Year End ($) (1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exerciseable / Unexerciseable	Exerciseable / Unexerciseable
Dr. Barry W. Karlin	—	—	5,662,221 / 3,537,777	5,767,618 / 3,603,629
Kathleen Sylvia	—	—	939,839 / 678,783	957,333 / 691,418
Philip L. Herschman	—	—	1,139,291 / 697,444	1,141,796 / 709,399
Jerome E. Rhodes	—	—	976,699 / 860,035	994,879 / 876,044
Kevin Hogge	—	—	949,617 / 887,118	967,293 / 903,631

(1)	There was no public trading market for the common stock of our predecessor company as of December 31, 2005. The value of unexercised in-the-money options has been calculated by multiplying the difference between the exercise price per share and the price per share of common stock of our predecessor company paid in connection with the Transactions, or approximately $1.13 per share, by the number of shares underlying the options.

In connection with the Transactions, all options vested and were exercised, with the exception of 4,908,631, 490,863, 883,544, 883,544 and 883,544 options held by Dr. Barry W. Karlin, Kathleen Sylvia, Philip L. Herschman, Jerome E. Rhodes and Kevin Hogge, respectively. Such shares were rolled into options to purchase stock of Holdings in connection with the Transactions. See “Certain Relationships and Related Party Transactions.”

Employment Arrangements, Severance and Change of Control Arrangements

We have entered into an employment agreement dated February 6, 2006 with Dr. Barry W. Karlin. Under this agreement, Dr. Karlin is to be paid an annual base salary of $575,000, subject to adjustment by our board of directors. In addition, Dr. Karlin is eligible for annual bonus compensation equal to up to 150% of his base salary. Dr. Karlin shall accrue four weeks of vacation per year. The term of the employment agreement is from February 6, 2006 to February 6, 2009. At the beginning of each twelve month period beginning February 6, 2009, however, the term of the agreement shall extend for an additional twelve months unless we or Dr. Karlin provide notice of our intent not to renew the agreement. During the course of employment and for a period of 18 months following the end of employment, Dr. Karlin may not participate in any other chemical or alcohol dependency business or any behavioral health business in a field in which we have plans to become engaged. For the same period, Dr. Karlin may also not solicit any of our employees, customers, referral sources or suppliers. In the event of Dr. Karlin’s termination without cause or his resignation for good reason (both defined in his employment agreement), we must pay Dr. Karlin a lump sum equal to his base salary for a period of 36 months. We shall maintain a life insurance policy for Dr. Karlin, payable to his beneficiaries, in the amount of $3,000,000.

In addition, in connection with his employment with us, certain senior executive stock options in Holdings were granted to Dr. Karlin, which are governed by the terms of Holdings’ 2006 Executive Incentive Plan. These include approximately 761,277 options for Class A common shares and 84,586 options for Class L common shares, of which 20% vest on February 6, 2007, with an additional 10% vesting every six months thereafter; 380,638 options for Class A common shares and 42,293 options for Class L common shares, which shall vest upon the share value of Holdings reaching a certain level; and 380,638 options for Class A common shares and 42,293 options for Class L common shares, which shall vest over a five year time horizon based upon the earnings of Holdings. Up to 100% of all shares granted to Dr. Karlin will vest upon a change of control.

Employee Benefit Plans

2006 Executive Incentive Plan of Holdings

On February 6, 2006, Holdings established the 2006 Executive Incentive Plan, or the Executive Plan. The Executive Plan provides for the granting of stock options to our key employees, directors, consultants and advisors. Options granted under the Executive Plan may be either incentive stock options or nonincentive stock options.

Shares Subject to Executive Plan. A maximum of 5,374,051 shares of Class A common stock of Holdings and 597,117 shares of Class L common stock of Holdings may be delivered in satisfaction of the Executive Plan and Holdings’ 2006 Management Incentive Plan. In addition, 1,005,501 vested and exercisable shares of Class A common stock and 111,723 vested and exercisable shares of Class L common stock issued on February 6, 2006 in substitution of options held by certain members of our management in our predecessor company are subject to the terms of the Executive Plan. The number and type of shares authorized under the Executive Plan and the number of shares subject to, and the exercise price of, outstanding options will be appropriately adjusted in the event of any stock dividend or other similar distribution of stock or other securities of Holdings, stock split or combination of shares, recapitalization, conversion, reorganization, consolidation, split-up, spin-off, combination, merger, exchange of stock, redemption, repurchase or other change in capital structure.

Administration. The Executive Plan is administered by the board of directors of Holdings or a committee thereof. The administrator has the power and authority to determine which eligible participants will be granted options, the type of options granted and the number and type of shares of common stock covered by each option. The administrator may impose terms and conditions upon options, and may modify or waive any term or conditions of an option. As of March 31, 2006, Holdings had outstanding options to purchase 4,973,311 shares of Class A common stock and 552,590 shares of Class L common stock under the Executive Plan at a weighted average exercise price of $0.82 per share of Class A common stock and $66.20 per share of Class L common stock.

Terms of Stock Options. The Executive Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and nonincentive stock options. The option exercise price and the term of each option are determined by the administrator. The exercise price will generally not be less than fair market value, determined as of the award date. The administrator also determines at what time or times each option may be exercised and, the period of time, if any, after a participant’s death, disability or termination of service during which options may be exercised. In general, options granted under the Executive Plan vest and become exercisable at the rate of 10% on the one year anniversary of the date of grant and 5% on each six month anniversary thereafter until 50% of the options granted are vested. An additional 25% shall vest upon the stock price of Holdings reaching a certain level during a sale event or at certain times after an initial public offering. An additional 25% shall vest over a five year time horizon upon Holdings’ EBITDA reaching certain levels. Unless otherwise provided by the administrator, an option generally will remain exercisable for three months following the participant’s termination of service other than for cause, except that if service terminates as a result of the participant’s death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term.

Change in Control. In general, option grants under the Executive Plan stipulate that in the event of a change in control of Holdings, up to 100% of the options will vest. The successor entity may assume or continue in effect options outstanding under the Executive Plan or substitute substantially equivalent options for the successor’s stock. Any options which are not assumed or continued in connection with a change in control or exercised prior to the change in control will terminate effective as of the time of the change in control. The Executive Plan also authorizes the administrator to treat as satisfied any vesting condition in the event of a change of control.

Amendment and Termination. The administrator may amend or terminate the Executive Plan at any time without stockholder approval, unless such a change would require stockholder approval under any applicable law or listing rule. Provided, however, that the plan shall terminate ten years after the date of its adoption. Amendment or termination of an award may not adversely affect any participant’s rights without the consent of the participant, unless such power to amend or terminate the award was expressly retained in the award. With the consent of the chief executive officer, the administrator may amend any award that could be reasonably treated as a “liability award” under the guidance issued by the FASB.

2006 Management Incentive Plan of Holdings

On February 6, 2006, Holdings established the 2006 Management Incentive Plan, or the Management Plan. The Management Plan provides for the granting of stock options to our key employees, directors, consultants and advisors. Options granted under the Management Plan may be either incentive stock options or nonincentive stock options.

Shares Subject to Management Plan. A maximum of 5,374,051 shares of Class A common stock of Holdings and 597,117 shares of Class L common stock of Holdings may be delivered in satisfaction of the Management Plan and the Executive Plan. The number and type of shares authorized under the Management Plan and the number of shares subject to, and the exercise price of, outstanding options will be appropriately adjusted in the event of any stock dividend or other similar distribution of stock or other securities of Holdings, stock split or combination of shares, recapitalization, conversion, reorganization, consolidation, split-up, spin-off, combination, merger, exchange of stock, redemption, repurchase or other change in capital structure.

Administration. The Management Plan is to be administered by the board of directors of Holdings or a committee thereof. The administrator has the power and authority to determine which eligible participants will be granted options, the type of options granted and the number and type of shares of common stock covered by each option. The administrator may impose terms and conditions upon options, and may modify or waive any term or conditions of an option. As of March 31, 2006, Holdings had outstanding options to purchase 241,830 shares of Class A common stock and 26,870 shares of Class L common stock under the Management Plan at a weighted average exercise price of $1 per share of Class A common stock and $81 per share of Class L common stock.

Terms of Stock Options. The Management Plan permits the granting of options to purchase shares of Holdings common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and nonincentive stock options. The option exercise price and the term of each option are determined by the administrator, provided that no award shall be exerciseable after ten years from the award date, and that, with the exception of awards granted to an officer, a director or a non-employee consultant, no award shall become exercisable at a rate less than 20% per year over a period of five years. The exercise price will not be less than fair market value determined as of the award date. The administrator also determines at what time or times each option may be exercised and, the period of time, if any, after a participant’s death, disability or termination of service during which options may be exercised. In general, options granted under the Management Plan vest and become exercisable at the rate of 20% on the one year anniversary of the date of grant and 10% on each six month anniversary thereafter until 100% of the options granted are vested. Unless otherwise provided by the administrator, an option generally will remain exercisable for three months following the participant’s termination of service other than for cause, except that if service terminates as a result of the participant’s death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term.

Change in Control. In general, option grants under the Management Plan stipulate that in the event of a change in control of Holdings, up to 100% of the options will vest. The successor entity may assume or continue in effect options outstanding under the Management Plan or substitute substantially equivalent options for the successor’s stock. Any options which are not assumed or continued in connection with a change in control or exercised prior to the change in control will terminate effective as of the time of the change in control. The Management Plan also authorizes the administrator to treat as satisfied any vesting condition in the event of a change of control.

Amendment and Termination. The administrator may amend or terminate the Management Plan at any time without stockholder approval, unless such a change would require stockholder approval under any applicable law or listing rule. Amendment or termination of an award may not adversely affect any participant’s rights without the consent of the participant, unless such power to amend or terminate the award was expressly retained in the award.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of our outstanding common stock is held indirectly by Holdings. Holdings’ outstanding capital stock consists of Class A common shares and Class L common shares.

The table below sets forth, as of June 1, 2006, the number and percentage of shares of Holdings’ common stock beneficially owned by (i) each person known by us to beneficially own more than 5% of the outstanding shares of common stock of Holdings, (ii) each of our directors, (iii) each of our named executive officers and (iv) all our directors and executive officers as a group. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options beneficially owned by that person that are exercisable within 60 days following June 1, 2006.

Notwithstanding the beneficial ownership of common stock presented below, our stockholders agreement governs the stockholders exercise of their voting rights with respect to election of directors and certain other material events. The parties to our stockholders agreement have agreed to vote their shares to elect the board of directors as set forth therein. In addition, our stockholders agreement governs certain stockholders’ exercise of voting rights with respect to effecting a change of control transaction. See “Certain Relationships and Related Party Transactions.”

Except as described in the agreements mentioned above or as otherwise indicated in a footnote, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o CRC Health Corporation, 20400 Stevens Creek Boulevard, Suite 600, Cupertino, California 95014.

Name and Address	Shares of Class A Common Stock	Percent of Class A Common Stock	Shares of Class L Common Stock	Percent of Class L Common Stock
Bain Capital Partners VIII, L.P. and Related Funds(1)	29,372,455	99.75	3,263,606	99.75
Dr. Barry W. Karlin(2)	553,995	1.85	61,555	1.85
Kathleen Sylvia(3)	55,399	*	6,156	*
Philip L. Herschman(4)	99,719	*	11,080	*
Jerome E. Rhodes(5)	99,719	*	11,080	*
Kevin Hogge(6)	99,719	*	11,080	*
Barry R. McCaffrey	—	—	—	—
Steven Barnes(7)	—	—	—	—
John Connaughton(7)	—	—	—	—
Chris Gordon(7)	—	—	—	—
All directors and executive officers as a group	942,899	3.10	104,768	3.10

*	indicates less than 1% of common stock
(1)

Represents shares owned by the following groups of investment funds affiliated with Bain Capital Partners, LLC: (i) 25,341,764 shares of Class A common stock and 2,815,751 shares of Class L common stock owned by Bain Capital Fund VIII, LLC, a Delaware limited liability company (“BCF VIII”), whose sole member is Bain Capital Fund VIII, L.P., a Cayman Islands exempted limited partnership (“BCF VIII Cayman”), whose sole general partner is Bain Capital Partners VIII, L.P., a Cayman Islands exempted limited partnership (“BCP VIII”), whose sole general partner is Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”); (ii) 3,309,156 shares of Class A common stock and 367,684 shares of Class L common stock owned by Bain Capital VIII Coinvestment Fund, LLC, a Delaware limited liability company (“BC VIII Coinvest”), whose sole member is Bain Capital VIII Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership (“BC VIII Coinvest Cayman”), whose sole general partner is BCP VIII;

(iii) 9,284 shares of Class A common stock and 1,032 shares of Class L common stock owned by BCIP Associates—G (“BCIP—G”), whose managing partner is BCI; (iv) 500,959 shares of Class A common stock and 37,403 shares of Class L common stock owned by BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III”), whose manager is BCIP Associates III, a Cayman Islands partnership (“BCIP III Cayman”), whose managing partner is BCI; (v) 118,584 shares of Class A common stock and 31,435 shares of Class L common stock owned by BCIP T Associates III, LLC a Delaware limited liability company (“BCIP T III”), whose manager is BCIP Trust Associates III, a Cayman Islands partnership (“BCIP T III Cayman”), whose managing partner is BCI; (vi) 55,954 shares of Class A common stock and 8,369 shares of Class L common stock owned by BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B”), whose manager is BCIP Associates III-B, a Cayman Islands partnership (“BCIP III-B Cayman”), whose managing partner is BCI and (vii) 36,754 shares of Class A common stock and 1,931 shares of Class L common stock owned by BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIP T III-B” and together with BCF VIII, BC VIII Coinvest, BCIP—G, BCIP III, BCIP T III and BCIP III-B, the “Bain Funds”), whose manager is BCIP Trust Associates III-B, a Cayman Islands partnership (“BCIP T III-B Cayman”), whose sole general partner is BCI.

BCF VIII Cayman, BCP VIII and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCF VIII. BCF VIII Cayman, BCP VIII and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCF VIII Coinvest Cayman, BCP VIII and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCP VIII Coinvest. BCF VIII Coinvest Cayman, BCP VIII and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCIP—G. BCI disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCIP III Cayman and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCIP III. BCIP III Cayman and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCIP T III Cayman and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCIP T III. BCIP T III Cayman and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCIP III-B Cayman and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCIP III-B. BCIP III-B Cayman and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCIP T III-B Cayman and BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by BCIP T III-B. BCIP T III-B Cayman and BCI disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(2)	Represents 553,995 shares of Class A common stock issuable pursuant to options exerciseable within 60 days and 61,555 shares of Class L common stock issuable pursuant to options exerciseable within 60 days.

(3)	Represents 55,399 shares of Class A common stock issuable pursuant to options exerciseable within 60 days and 6,156 shares of Class L common stock issuable pursuant to options exerciseable within 60 days.

(4)	Represents 99,719 shares of Class A common stock issuable pursuant to options exerciseable within 60 days and 11,080 shares of Class L common stock issuable pursuant to options exerciseable within 60 days.

(5)	Represents 99,719 shares of Class A common stock issuable pursuant to options exerciseable within 60 days and 11,080 shares of Class L common stock issuable pursuant to options exerciseable within 60 days.

(6)	Represents 99,719 shares of Class A common stock issuable pursuant to options exerciseable within 60 days and 11,080 shares of Class L common stock issuable pursuant to options exerciseable within 60 days.

(7)	Mr. Barnes, Mr. Connaughton and Mr. Gordon are each a managing director or principal of Bain Capital Partners, LLC. They disclaim any beneficial ownership of any shares beneficially owned by any entity affiliated with Bain Capital Partners, LLC in which they do not have a pecuniary interest. Mr. Barnes, Mr. Connaughton and Mr. Gordon each have an address c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Arrangements with Our Investors

On February 6, 2006, investment funds managed by Bain Capital Partners, LLC and certain members of our management entered into a stockholders agreement related to the purchase of shares of capital stock of Holdings. The stockholders agreement contains agreements among the parties with respect to the election of our directors and the directors of our direct and indirect parent companies, restrictions on the issuance or transfer of shares, including tag-along rights and drag-along rights, other special corporate governance provisions (including the right to approve various corporate actions), registration rights (including customary indemnification provisions) and call options. Three of our directors, Steven Barnes, John Connaughton and Chris Gordon hold the position of managing director or principal with Bain Capital Partners, LLC.

Rollover of Certain Management Equity Interests

In connection with the closing of the Transactions on February 6, 2006, and pursuant to a rollover and subscription agreement, certain members of our management converted options to purchase stock of our predecessor company into options to purchase stock of Holdings with an aggregate value of approximately $9.1 million. Dr. Barry W. Karlin, Jerome E. Rhodes, Kevin Hogge, Philip L. Herschman, Kathleen Sylvia, Dr. Thomas J. Brady and Pamela B. Burke converted options with a value of $5.0 million, $0.9 million, $0.9 million, $0.9 million, $0.5 million, $185,000 and $125,000, respectively.

Management Agreement

Upon the consummation of the Transactions, we and our parent companies entered into a management agreement with an affiliate of Bain Capital Partners, LLC pursuant to which such entity or its affiliates will provide management services. Pursuant to such agreement, an affiliate of Bain Capital Partners, LLC will receive an aggregate annual management fee of $2.0 million, and reimbursement for out-of-pocket expenses incurred in connection with the Transactions prior to the closing of the Transactions and in connection with the provision of services pursuant to the agreement. In addition, pursuant to such agreement, an affiliate of Bain Capital Partners, LLC also received aggregate transaction fees of approximately $7.2 million in connection with services provided by such entity related to the Transactions. The management agreement has a five year, evergreen term, however, in certain circumstances, such as an initial public offering or change of control of Holdings, we may terminate the management agreement and buy out our remaining obligations under the agreement to Bain Capital Partners, LLC and its affiliates. In addition, the management agreement provides that an affiliate of Bain Capital Partners, LLC may receive fees in connection with certain subsequent financing and acquisition transactions. The management agreement includes customary indemnification provisions in favor of Bain Capital Partners, LLC and its affiliates.

Executive Indebtedness

In lieu of certain compensation, one of our predecessor companies, The Camp Recovery Centers, L.P., or The Camp, entered into a loan agreement with Dr. Barry W. Karlin on April 30, 1998, under which The Camp extended loans to Dr. Karlin in each of 1998, 1999 and 2000. Under the terms of the loan agreement, a maximum principal amount of up to $460,000 could be drawn by Dr. Karlin in annual installments, with interest accruing at the minimum rate necessary to avoid imputed income under the Internal Revenue Code, with each installment due on December 31 of the year five years following the date drawn. The loan agreement also provided that the loans were to be forgiven on their respective due dates if certain performance goals were met. Under this arrangement, Dr. Karlin borrowed $100,000 in 1998, $180,000 in 1999 and $180,000 in 2000. Repayment of the outstanding principal and accrued interest of the 1998, 1999 and 2000 loans was forgiven on December 31, 2003, December 31, 2004 and December 31, 2005, respectively.

DESCRIPTION OF SENIOR SECURED CREDIT FACILITY

In connection with the Transactions, we entered into a new senior secured credit facility with a syndicate of institutional lenders and financial institutions. The following is a summary of the terms of our new senior secured credit facility.

Our new senior secured credit facility provides for senior secured financing of up to $345.0 million, consisting of:

•	a $245.0 million term loan facility with a maturity of seven years, all of which was outstanding as of March 31, 2006; and

•	a $100.0 million revolving credit facility with a maturity of six years, including a letter of credit sub-facility and a swingline loan sub-facility. As of March 31, 2006, we had $0.0 of revolving loans and $2.2 million of letters of credit outstanding under our revolving credit facility, leaving approximately $97.8 million available for additional borrowings under our revolving credit facility.

In addition, we may request additional tranches of term loans or increases to the revolving credit facility in increments of at least $10.0 million and in an aggregate amount not exceeding $50.0 million, subject to the absence of any continuing default or event of default and other customary conditions and receipt of commitments by existing or additional financial institutions.

All borrowings under our new senior secured credit facility are subject to satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

The revolving credit facility, swingline loans and letters of credit will be available to provide financing for working capital and general corporate purposes.

Interest Rates and Fees

The interest rates per annum applicable to the loans under our new senior secured credit facility, other than swingline loans, are equal to an applicable margin percentage plus, at our option, either (a) a base rate equal to the greater of (1) the prime rate of Citibank, N.A. and (2) the federal funds rate plus one-half of 1.0% or (b) a LIBOR rate for one, two, three or six months, or a nine or twelve month period if available. Swingline loans will bear interest at the interest rate applicable to base rate revolving loans.

The applicable margin percentage will initially be a percentage per annum equal to (1) 1.25% for base rate term loans, (2) 2.25% for LIBOR rate term loans, (3) 1.50% for base rate revolving loans and (4) 2.50% for LIBOR rate revolving loans. Beginning with the date of delivery of financial statements for the first full quarterly period completed after the closing of the Transactions, the applicable margin percentage under our revolving credit facility became subject to adjustments based upon our leverage ratio being within certain defined ranges.

On the last day of each calendar quarter we are required to pay each lender a commitment fee in respect of any unused commitments under the revolving credit facility, which was initially 0.50% per annum until the date of delivery of financial statements for the first full quarterly period completed after the closing of the Transactions and thereafter subject to adjustments based upon our leverage ratio being within certain defined ranges.

Prepayments

Subject to certain exceptions, our new senior secured credit facility requires us to prepay outstanding term loans with:

•	50% (subject to reduction based upon our leverage ratio) of our annual excess cash flow, subject to certain exceptions;

•	100% of the net cash proceeds of certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% (subject to reduction based upon our leverage ratio) of the net cash proceeds from any future incurrence of certain debt.

Voluntary prepayments and commitment reductions will be permitted, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs with respect to LIBOR rate loans.

Amortization of Term Loans

Our new senior secured credit facility requires scheduled quarterly payments on the term loans each equal to 0.25% of the original principal amount of the term loans for the first six years and three quarters, with the balance paid in the final quarterly installment.

Collateral and Guarantees

Our new senior secured credit facility is guaranteed by our direct parent company and substantially all of our and our direct parent company’s current and future domestic subsidiaries, and will be secured by substantially all of our and our guarantor subsidiaries’ existing and future property and assets and by a pledge of our capital stock and the capital stock of our domestic subsidiaries and up to 65% of the capital stock of first-tier foreign subsidiaries.

Restrictive Covenants and Other Matters

Our new senior secured credit facility also requires us to comply on a quarterly basis with certain financial covenants, including a maximum leverage ratio test and an interest coverage ratio test, which financial covenants will become more restrictive over time. In addition, our new senior secured credit facility documentation includes negative covenants that will, subject to significant exceptions, limit the ability of our direct parent company, us and our subsidiaries, to, among other things:

•	incur liens and engage in sale leaseback transactions;

•	make investments and loans;

•	make capital expenditures;

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	engage in mergers, acquisitions, asset sales, and other business combinations;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	alter the business we conduct;

•	engage in certain transactions with affiliates;

•	enter into agreements limiting subsidiary distributions; and

•	prepay, redeem or purchase certain indebtedness including the notes.

Our new senior secured credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the obligations under our new senior secured credit facility to be in full force and effect, and change of control. If such an event of default occurs, the lenders under our new senior secured credit facility will be entitled to take various actions, including the acceleration of amounts due under our new senior secured credit facility and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain definitions”. In this description, the terms “Company”, “we”, “us” and “our” refer only to CRC Health Corporation and not to any of its Subsidiaries.

The terms of the exchange notes are identical in all material respects to the old notes except that, upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes, together with the old notes, as the “Notes”. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). You may obtain a copy of the Indenture from the Company at our address set forth in this prospectus. Unless otherwise noted, all references to “$” refer to U.S. dollars.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. Copies of the Indenture are available as set forth below under “—Additional information”.

The registered holder of any Note will be treated as the owner of it for all purposes, except where otherwise required by applicable law. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes:

•	are general unsecured obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Debt of the Company;

•	rank equally in right of payment with all existing and future unsecured senior subordinated Indebtedness of the Company;

•	are senior in right of payment to all existing and future Subordinated Indebtedness of the Company;

•	are effectively subordinated to any secured Indebtedness of the Company to the extent of the value of the assets securing such secured Indebtedness; and

•	are structurally subordinated to all liabilities (including trade payables) of each Subsidiary of the Company that is not a Guarantor.

The Guarantees

The Notes are guaranteed by all of the domestic Restricted Subsidiaries of the Company as of the date of the Indenture other than any Securitization Subsidiary.

Each Guarantee of the Notes:

•	is a general unsecured obligation of the applicable Guarantor;

•	is effectively subordinated to any secured Indebtedness of the applicable Guarantor to the extent of the value of the assets securing such Indebtedness;

•	is subordinated in right of payment to all existing and future Guarantor Senior Debt of the applicable Guarantor;

•	ranks equally in right of payment with all existing and future unsecured senior subordinated Indebtedness of the applicable Guarantor; and

•	is senior in right of payment to all existing and future Subordinated Indebtedness of the applicable Guarantor.

As of the date of the Indenture, all of our Subsidiaries were “Restricted Subsidiaries” and Guarantors. Immediately following the date of the Indenture, the Company may designate any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the Indenture and will not guarantee the Notes.

The Indenture provides that each Guarantor may consolidate with, amalgamate or merge with or into or sell its assets to the Company or another Guarantor without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See “—Certain Covenants—Merger, Consolidation or Sale of Assets”. The obligations of each Guarantor will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. The Guarantee of a Guarantor will be released in the event that:

(1) (a) the Company or a Restricted Subsidiary consummates a sale, disposition or other transfer (including through merger, amalgamation or consolidation) of all of the Capital Stock (or any sale, disposition or other transfer of Capital Stock following which the applicable Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Guarantor (other than to the Company or a Restricted Subsidiary) if such sale, disposition or other transfer is made in compliance with clauses (1), (2) and (3) of the first paragraph under the caption “—Offers to Repurchase at the Option of Holders—Asset Sales”,

(b) the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture set forth under “—Certain Covenants—Restricted Payments” and the definition of “Unrestricted Subsidiary”,

(c) in the case of any Restricted Subsidiary which after the date of the Indenture is required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Additional Subsidiary Guarantees,” the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness of the Company or any Guarantor or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes, or

(d) if we exercise our legal defeasance option or our covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture, and

(2) in the case of clause (1)(a) above, such Guarantor is released from its guarantee, if any, of and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of the Company or any Guarantor.

The Company’s Subsidiaries are permitted under the terms of the Credit Agreement and the terms of other indebtedness to enter into other agreements or incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends, the making of loans or the transfer of assets by such Subsidiaries to the Company. In addition to these contractual restrictions and prohibitions, the laws of the Company’s Subsidiaries’ jurisdictions of organization may restrict or prohibit the making of distributions, the payment of dividends, the making of loans or the transfer of assets by the Company’s Subsidiaries to the Company.

In addition to the limitations on distributions, dividends, loans or transfer of assets to the Company by the Company’s Subsidiaries mentioned above, the Credit Agreement, the Indenture, the terms of the Company’s and its Subsidiaries’ other indebtedness or any future agreements may prohibit or limit the Company’s and its Subsidiaries’ ability to, among other things, dispose of assets (including the stock of the Company’s Subsidiaries), issue additional indebtedness, or issue equity securities, which transactions could provide funds to make payments on the Notes if not prohibited or limited. In addition, even if such transactions were permitted, use of the proceeds therefrom for payment on the Notes may be prohibited or limited by agreements governing the Company’s or its Subsidiaries’ current and future indebtedness, including the Credit Agreement. There can be no assurances that the agreements governing the Company’s and its Subsidiaries’ current and future indebtedness or other agreements will permit the Company to engage in transactions to fund scheduled interest and principal payments on the Notes when due, if such transactions are necessary. See “Risk Factors—Offering Risks—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control”. The creditors of any Subsidiaries that are not Guarantors, including trade creditors, and preferred stockholders, if any, of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Notes. The Notes, therefore, will be structurally subordinated to the claims of creditors, including trade creditors, and preferred stockholders, if any, of such Subsidiaries.

As of March 31, 2006, the Company and the Guarantors had outstanding indebtedness as set forth below:

(1) $200.0 million of the Notes;

(2) $245.0 million of Indebtedness under the initial term loans of the Credit Agreement; and

(3) $0 under the revolver portion of the Credit Agreement, in addition to available but undrawn amounts under this revolver of $100.0 million (excluding approximately $2.2 million of letters of credit).

Subordination

The payment of principal, interest and premium and Additional Interest, if any, on the Notes is subordinated to the prior payment in full of all Senior Debt of the Company, including Senior Debt incurred after the date of the Indenture. The holders of Senior Debt are entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt whether or not a claim for such amount would be allowed in such proceedings) before the holders of Notes are entitled to receive any payment with respect to the Notes (except that holders may receive and retain Permitted Junior Securities and payments from the trust described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”), in the event of any distribution to creditors of the Company:

(1) in a liquidation or dissolution of the Company;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of the Company’s assets and liabilities.

The Company also may not make any payment in respect of the Notes (except that holders may receive and retain Permitted Junior Securities and payments from the trust described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity (without further notice or the passage of time, other than notice of acceleration) and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative of such Designated Senior Debt.

Payments on the Notes may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received or the date that the Trustee receives notice from the Representative of such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of such Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of a Payment Blockage Notice, that, in either case, would give rise to a nonpayment default pursuant to any provisions under which a nonpayment default previously existed or was continuing shall constitute a new nonpayment default for this purpose).

If the Trustee or any holder of the Notes receives a payment or distribution in respect of the Notes (except that holders may receive and retain Permitted Junior Securities and payments from the trust described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) when the payment or distribution is prohibited by these subordination provisions, the Trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt or their Representative, the Trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper Representative.

The Company must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

Each Guarantor’s obligations under its Guarantee are senior subordinated obligations. As such, the rights of holders of Notes to receive payment by a Guarantor pursuant to its Guarantee will be subordinated in right of payment to the rights of holders of Guarantor Senior Debt. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the Notes apply equally to a Guarantor and the obligations of such Guarantor under its Guarantee.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See “Risk Factors—Offering Risks—Your right to receive payments on the notes is junior to our senior indebtedness and the senior indebtedness of the guarantors, including that outstanding under our new senior secured credit facilities, and possibly all of our future borrowings” and “—The notes will be unsecured and will be effectively subordinated to our secured indebtedness”.

With the consent of holders of a majority in aggregate principal amount of the outstanding Notes, the Company will be permitted under the Indenture to amend the ranking and other subordination terms described above.

Principal, Maturity and Interest

The Company issued Notes in an aggregate principal amount of $200.0 million. The Indenture provides for the issuance of additional Notes having substantially identical terms and conditions to such Notes offered in this offering (the “Additional Notes”), subject to compliance with the covenants contained in the Indenture. Any Additional Notes are part of the same issue as the Notes previously offered and vote on all matters with the Notes. The Notes will mature on February 1, 2016.

The Notes were issued in denominations of $1,000 and integral multiples of $1,000. Interest on the Notes accrues at a rate of 10 3/4% per annum and is calculated and payable semiannually in arrears on February 1 and August 1, commencing on August 1, 2006. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding January 15 and July 15.

Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

Principal of, premium, if any, interest, and Additional Interest, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Additional Interest, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided, however, that all payments of principal, premium, if any, interest, and Additional Interest, if any, with respect to Notes represented by one or more permanent global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof.

Paying Agent and Registrar for the Notes

The Company will maintain one or more paying agents (each, a “paying agent”) for the Notes. The initial paying agent will be U.S. Bank National Association.

The Company will also maintain one or more registrars (each, a “registrar”). The Company will also maintain a transfer agent in New York. The initial registrar of Notes will be U.S. Bank National Association. The initial transfer agent of Notes will be U.S. Bank National Association. The registrar and the transfer agent will maintain a register reflecting ownership of the Notes outstanding from time to time and will make payments on and facilitate transfers of Notes on behalf of the Company.

The Company may change the paying agent, the registrar or the transfer agent without prior notice to the holders. The Company or any of its Restricted Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Optional Redemption

At any time prior to February 1, 2009, the Company may, at its option, on one or more occasions, redeem in the aggregate up to 35% of the aggregate principal amount of the Notes issued under the Indenture (calculated after giving effect to any issuance of Additional Notes) with the net cash proceeds of one or more Equity Offerings, at a redemption price of 110.75% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date; provided, however, that:

(1) at least 65% of the aggregate principal amount of the Notes issued (calculated after giving effect to any issuance of Additional Notes) must remain outstanding immediately after the occurrence of each such redemption (excluding Notes held by the Company and its Subsidiaries) and

(2) the redemption must occur within 90 days of the date of the closing of any such Equity Offering.

The Notes may be redeemed in whole or in part, at any time prior to February 1, 2011, at the option of the Company upon not less than 30 nor more than 60 days’ prior notice mailed by first- class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

On or after February 1, 2011, the Company may redeem all or a part of the Notes, at its option, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2011	105.375%
2012	103.583%
2013	101.792%
2014 and thereafter	100.000%

The Company may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Sinking Fund

The Company is not required to make mandatory sinking fund payments with respect to the Notes.

Offers to Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, unless the Company at such time gives notice of redemption under the second or third paragraph under the caption “—Optional Redemption”, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased, to the date of purchase. Within 60 days following any Change of Control, unless the Company at such time has given notice of redemption under the second or third paragraph under the caption

“—Optional Redemption,” the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s Notes pursuant to a Change of Control Offer on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Prior to complying with any of the provisions of this “Change of Control” covenant under the Indenture governing the Notes, but in any event within 120 days following a Change of Control, to the extent required to permit the Company to comply with this covenant, the Company will either repay all Indebtedness outstanding under the Credit Agreement or obtain the requisite consents, if any, under all agreements governing Indebtedness outstanding under the Credit Agreement. The Credit Agreement will restrict us from purchasing the Notes and will provide that certain change of control events would constitute a default thereunder, which would require the repayment of amounts outstanding under the Credit Agreement upon an acceleration of the Indebtedness issued thereunder. A default under the Credit Agreement would result in a default under the Indenture if the lenders accelerate the debt under the Credit Agreement. Any future credit agreement or agreements relating to other Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of the lenders under those agreements to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, likely constitute a default under such other Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes. See “Risk Factors—Offering Risks—Your right to receive payments on the notes is junior to our senior indebtedness and the senior indebtedness of the guarantors, including that outstanding under our new senior secured credit facilities, and possibly all of our future borrowings,” “—The notes will be unsecured and will be effectively subordinated to our secured indebtedness”, and “—We may not be able to purchase the notes upon a change of control”.

The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control or conditional upon the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

In addition, the Company shall not be required to make a Change of Control Offer upon a Change of Control if, in connection with or in contemplation of any Change of Control, the Company has made an offer to purchase (an “Alternative Offer”) any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all Notes properly tendered in accordance with the terms of such Alternative Offer; provided, however, that the terms and conditions of such contemplated Change of Control are described in reasonable detail to the holders of Notes in the notice delivered in connection with such Alternative Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) in the case of an Asset Sale involving consideration in excess of $7.5 million, the fair market value is determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee; and

(3) except for any Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

For purposes of clause (3) above, the amount of (i) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or the Guarantees) that are assumed by the transferee of any such assets and from which the Company and all Restricted Subsidiaries have been validly released by all creditors in writing, (ii) any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and (iii) any Designated

Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Board of Directors of the Company), taken together with all other Designated Noncash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) $10.0 million and (y) 1.25% of the Company’s Consolidated Total Assets as of the most recently ended fiscal quarter for which internal financial statements are available at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value), shall be deemed to be cash for purposes of this paragraph and for no other purpose.

Within fifteen (15) months after the receipt of any Net Proceeds from an Asset Sale, or, with respect to (2) and (3) below, if a contract for such investment has been entered into within fifteen (15) months after the receipt of any Net Proceeds from an Asset Sale, within 180 days of the date of such contract (but only if such 180th day occurs later than the end of such fifteenth month), the Company may apply, or cause its Restricted Subsidiary to apply, those Net Proceeds at its option:

(1) to permanently reduce (i) Senior Debt or Guarantor Senior Debt (and to correspondingly reduce commitments with respect thereto) or (ii) Indebtedness pari passu to the Notes (provided, however, that the Company shall equally and ratably reduce Indebtedness under the Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of Notes) or (iii) Indebtedness of a Restricted Subsidiary, in each case other than Indebtedness owed to the Company or to a Subsidiary of the Company;

(2) to an investment in (A) any one or more businesses; provided, however, that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in the case of each of (A), (B) and (C), used or useful in a Permitted Business; and/or

(3) to an investment in (A) any one or more businesses; provided, however, that such investment in any business is in the form of the acquisition of Capital Stock and it results in the Company or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) properties or (C) other assets, in the case of each of (A), (B) and (C), that replace the businesses, properties and assets that are the subject of such Asset Sale.

Asset Sale Offer

When the aggregate amount of Net Proceeds not applied or invested in accordance with the preceding paragraph (“Excess Proceeds”) exceeds $7.5 million, the Company will make an offer (an “Asset Sale Offer”) to all holders of the Notes and Indebtedness that ranks pari passu to the Notes and contains provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, on a pro rata basis, the maximum principal amount of Notes and such other Pari Passu Indebtedness that may be purchased out of the remaining Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise may invest the Net Proceeds in any manner that is not prohibited by the Indenture.

If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows;

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which such Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

No Notes of $1,000 or less can be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering in accordance with the first paragraph under “—Optional Redemption”, the Trustee will select the Notes to be redeemed on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture.

Restricted Payments

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any other distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger, amalgamation or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock) or (B) dividends or distributions by a Restricted Subsidiary to the Company or any other Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger, amalgamation or consolidation involving the Company and including the exercise of any option to exchange any Equity Interests (other than into any Equity Interest of the Company or any of its direct or indirect parents that is not Disqualified Stock);

(c) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Indebtedness subordinated or junior in right of payment to the Notes (or the Guarantees) (other than (x) Indebtedness permitted under clauses (7) and (8) of the definition of “Permitted Debt” or (y) the purchase, repurchase or other acquisition or retirement of Indebtedness subordinated or junior in right of payment to the Notes, purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or acquisition or retirement); or

(d) make any Restricted Investment;

(all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of indebtedness and issuance of preferred stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and the Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2) through (7), (9) through (13) and (15), (17) and (18) of the next succeeding paragraph), is less than the sum, without duplication, of

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter in which the date of the indenture occurs, to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Company, of property and marketable securities received by the Company after the date of the indenture from the issue or sale of (x) Equity Interests of the Company (including Retired Capital Stock (as defined below) but excluding (i) cash proceeds and marketable securities received from the sale of Equity Interests of the Company or any direct or indirect parent (to the extent actually contributed to the Company) to members of management, directors or consultants of the Company, any direct or indirect parent corporation of the Company and the Subsidiaries after the date of the indenture to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph, (ii) Designated Preferred Stock, (iii) the Cash Contribution Amount, (iv) Disqualified Stock and (v) Excluded Contributions or (y) debt securities of the Company that have been converted into such Equity Interests of the Company (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary or the Company, as the case may be, and other than Disqualified Stock or Designated Preferred Stock or debt securities that have been converted into Disqualified Stock or Designated Preferred Stock), plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of the Company, of property and marketable securities contributed to the capital of the Company after the date of the indenture (other than (i) by a Restricted Subsidiary, (ii) any Excluded Contributions, (iii) any Disqualified Stock, (iv) any Designated Preferred Stock, (v) the Cash Contribution Amount and (vi) cash proceeds and marketable securities received from the sale of Equity Interests of the Company or any direct or indirect parent (to the extent actually contributed to the Company) to members of management, directors or consultants of the Company, any direct or indirect parent corporation of the Company and the Subsidiaries after the date of the indenture to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph), plus

(d) without duplication of amounts included in clause (18) of the next succeeding paragraph, 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of the Company, of property and marketable securities received after the date of the indenture by means of (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries, repayments of loans or advances which constitute Restricted Investments of the Company or its Restricted Subsidiaries and releases of guarantees (to the extent no payment was made thereunder) which constitute Restricted Investments which reduced the amount available under this clause (3) of the Company or its Restricted Subsidiaries or (B) the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (10) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of the Company in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made pursuant to clause (10) or (18) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment); provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments (excluding Investments made pursuant to clauses (10) or (18) of the next succeeding paragraph and Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary.

The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any direct or indirect parent of the Company (“Retired Capital Stock”) or Indebtedness subordinated to the Notes in exchange for or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Company) of Equity Interests of the Company or any direct or indirect parent of the Company or contributions to the equity capital of the Company (in each case, other than Disqualified Stock and the Cash Contribution Amount) (“Refunding Capital Stock”) and (B) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement of Indebtedness subordinated to the Notes or the Guarantees made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower thereof which is incurred in compliance with the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Indebtedness being so redeemed, repurchased, acquired or retired for value plus related fees and expenses and the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness being so redeemed, repurchased, acquired or retired, (B) such new Indebtedness is subordinated to the Notes and the Guarantees at least to the same extent as the Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Indebtedness being so redeemed, repurchased, acquired or retired and (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the Company or any of its direct or indirect parents held by any future, present or former employee, director or consultant of the Company, any of its Subsidiaries or any of its direct or indirect parents (or their permitted transferees, assigns, estates, heirs, spouses or former spouses), in each case, pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate amount of Restricted Payments made under this clause (4) does not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being carried over to the next two succeeding calendar years); and provided, further, that such amounts may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of its direct or indirect parents, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parents that occurs after the date of the indenture plus (B) the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the date of the indenture; provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary issued or incurred in compliance with the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges for such Person;

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the date of the indenture and the declaration and payment of dividends or distributions to any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of the Company or of any direct or indirect parent of the Company issued after the date of the indenture; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions thereon) on a pro forma basis, the Company would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received, directly or indirectly, by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the date of the indenture;

(7) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(8) the payment of dividends on the Company’s common stock following the first public offering of the Company’s common stock or the common stock of any of its direct or indirect parents after the date of the indenture, of up to 6.0% per annum of the net cash proceeds received by or contributed to the Company in any past or future public offering, other than public offerings with respect to the Company’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(9) Restricted Payments that are made with Excluded Contributions; provided, that in the case of any Excluded Contributions which are not made in cash, any Restricted Payment (other than any Investment) with such Excluded Contributions are of substantially similar property to the property contributed;

(10) other Restricted Payments in an aggregate amount not to exceed $15.0 million;

(11) the declaration and payment of dividends to, or the making of loans to, any direct or indirect parent of the Company in amounts required for such party to pay:

(A) franchise taxes and other fees, taxes and expenses required to maintain its legal existence;

(B) federal, state and local income taxes to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from the Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of the Unrestricted Subsidiaries; provided, however, that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Company and the Restricted Subsidiaries to pay such taxes as a stand-alone taxpayer;

(C) customary and reasonable salary, bonus, severance and other benefits payable to officers and employees of any direct or indirect parent of the Company to the extent such salaries, bonuses, severance and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(D) general overhead expenses (including professional and administrative expenses) for any direct or indirect parent of the Company to the extent such expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and

(E) fees and expenses other than to Affiliates related to any unsuccessful equity or debt offering not prohibited by the Indenture;

(12) cash dividends or other distributions or payments on the Company’s or any Restricted Subsidiary’s Capital Stock or Equity Interests used to, or the making of loans, the proceeds of which will be used to, fund the payment of fees and expenses incurred in connection with the Transactions, and to fund the merger consideration under the Merger Agreement;

(13) distributions or payments of Securitization Fees and purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization Financing;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions similar to those described under the captions “—Offers to Repurchase at the Option of Holders—Change of Control” and “—Asset Sales”; provided, however, that a Change of Control Offer or Asset Sale Offer, as applicable, has been made and all Notes tendered in connection with such Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) cash dividends or other distributions or payments on the Company’s Capital Stock or Equity Interests of the net proceeds received by the Company from the sale of the Notes on the date of the indenture, the proceeds of which will be used as described in the prospectus under the section entitled “Use of proceeds”;

(16) the payment of dividends and other distributions to any direct or indirect parent of the Company in an amount equal to any reduction in taxes actually realized by the Company and its Restricted Subsidiaries in the form of refunds or credits or from deductions when applied to offset income or gain as a direct result of (i) transaction fees and expenses, (ii) commitment and other financing fees or (iii) severance, change in control and other compensation expense incurred in connection with the exercise, repurchase, rollover or payout of stock options or bonuses, in each case in connection with the Transactions (notwithstanding anything to the contrary in the Indenture, 50% of the Restricted Payments permitted by this clause (16) and made hereunder shall be excluded from the amount of Restricted Payments made by the Company and the Restricted Subsidiaries for purposes of clause (3) of the preceding paragraph);

(17) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company or any direct or indirect parent of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of this covenant (as determined in good faith by the Board of Directors of the Company); and

(18) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding, after giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale received by the Company and/or its Restricted Subsidiaries consist of cash and/or marketable securities, not to exceed the sum of (x) $10.0 million and (y) if positive, an amount equal to 5.0% of Consolidated Net Income of the Company (taken as one accounting period) from the beginning of the fiscal quarter in which the date of the indenture occurs to the end of the Company’s most recently ended fiscal quarter prior to the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (5), (6), (8), (14), (16) or (18) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of any Restricted Payment (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of the Company. The Company’s determination must be based upon an opinion or appraisal issued by an Independent Financial Advisor if the fair market value exceeds $10.0 million.

The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary.

For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding investments by the Company and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Investments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if an Investment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants contained in the Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company and any Restricted Subsidiary that is a Guarantor may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary that is a Guarantor may issue Preferred Stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1) the incurrence of Indebtedness under the Credit Agreement by the Company or any of the Guarantors together with the incurrence of the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of (x) $345.0 million plus (y) up to an additional $50.0 million, to the extent the Consolidated Senior Debt Ratio as of the date of incurrence would have been no greater than 3.75 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), less (z) the amount of all mandatory principal payments (with respect to revolving borrowings and letters of credit, only to the extent revolving commitments are correspondingly reduced) actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from Asset Sales;

(2) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes issued on the date of the indenture and by the Exchange Notes issued in exchange for, and evidencing the Indebtedness formerly evidenced by, the Notes (including any Guarantee thereof);

(3) Existing Indebtedness (other than indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) within 270 days before or after such purchase, lease or improvement in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (4) and any Indebtedness that refunds or refinances such Indebtedness, does not exceed the greater of (x) $7.5 million and (y) 1.0% of the Company’s Consolidated Total Assets as of the most recently ended fiscal quarter for which internal financial statements are available at the time of the incurrence of such Indebtedness;

(5) Indebtedness incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (A) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary prepared in accordance with GAAP (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash pro ceeds (the fair market value of such noncash proceeds being determined in good faith by the Board of Directors of the Company and measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and any Restricted Subsidiaries in connection with such disposition;

(7) Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if the Company or a Guarantor is the obligor on any such Indebtedness owed to a Non-Guarantor Restricted Subsidiary, such Indebtedness is expressly subordinated in right of payment to all obligations of the Company or such Guarantor with respect to the Notes or the Guarantees;

(8) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or a Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(9) Hedging Obligations of the Company or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes);

(10) obligations in respect of performance and surety bonds and performance and completion guarantees provided by the Company or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

(11) Indebtedness of the Company or any Restricted Subsidiary or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (11), does not at any one time outstanding exceed $30.0 million (it being understood that any Indebtedness or Preferred Stock incurred pursuant to this clause (11) shall cease to be deemed incurred or outstanding for purposes of this clause (11) but shall be deemed incurred for the purposes of the first paragraph of this covenant for the Company or any Guarantor from and after the first date on which the Company or such Guarantor could have incurred such Indebtedness or Preferred Stock under the first paragraph of this covenant without reliance on this clause (11));

(12) (x) any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture; provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, (y) any guarantee by a

Non-Guarantor Restricted Subsidiary of Indebtedness of another Non-Guarantor Restricted Subsidiary incurred in accordance with the terms of the Indenture, and (z) any guarantee by a Restricted Subsidiary of Indebtedness of the Company incurred in accordance with the terms of the Indenture;

(13) the incurrence by the Company or any Restricted Subsidiary of Indebtedness or Preferred Stock that serves to refund or refinance any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2) and (3) above, this clause (13) and clauses (14), (17) and (22) below or any Indebtedness issued to so refund or refinance such Indebtedness including additional Indebtedness incurred to pay premiums and fees and expenses in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Notes or the Guarantees, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantees, at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Subsidiary that is not a Guarantor that refinances Indebtedness or Preferred Stock of the Company or a Guarantor or (y) Indebtedness or Preferred Stock of the Company or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced and (E) shall not have a Stated Maturity prior to the Stated Maturity of the Indebtedness being refunded or refinanced; and provided, further, that subclauses (A), (B) and (E) of this clause (13) will not apply to any refunding or refinancing of any Senior Debt or Guarantor Senior Debt;

(14) Indebtedness or Preferred Stock of Persons that are acquired by the Company or any Restricted Subsidiary or merged into or amalgamated with the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of such acquisition or merger or amalgamation; and provided, further, that after giving effect to such incurrence of Indebtedness either (A) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (B) the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(15) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within ten business days of its incurrence;

(16) Indebtedness incurred in a Qualified Securitization Financing;

(17) Contribution Indebtedness;

(18) Indebtedness consisting of promissory notes issued by the Company or any Guarantor to current or former officers, directors and employees, their respective estates, assigns, heirs, permitted transferees, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent of the Company permitted by the covenant described under the caption “—Restricted Payments”;

(19) Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

(20) Indebtedness incurred in the ordinary course of business consisting of a guarantee in favor of a third party in connection with such third party’s lease of products purchased from the Company or any Restricted Subsidiary to customers;

(21) Indebtedness of Foreign Subsidiaries in an aggregate principal amount, which when taken together with all Indebtedness of Foreign Subsidiaries outstanding pursuant to this clause (21) does not exceed at the time of incurrence the greater of (x) $10.0 million and (y) 1.5% of the Company’s Consolidated Total Assets as of the most recently ended fiscal quarter for which internal financial statements are available at the time of incurrence of such Indebtedness; and

(22) Indebtedness of the Company or a Guarantor incurred in connection with or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the acquisition by the Company or such Guarantor of property used or useful in a Permitted Business (whether through the direct purchase of assets or the purchase of Capital Stock of, or merger, amalgamation or consolidation with, any Person owning such assets); provided, that after giving effect to such transaction and any related financing transactions, the Fixed Charge Coverage Ratio of the Company for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred, (A) would have been at least 1.75 to 1 and (B) would have been greater than the Company’s Fixed Charge Coverage Ratio for such period immediately prior to such transaction.

For purposes of determining compliance with this “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (22) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the date of the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1), and the Company shall not be permitted to reclassify all or any portion of such Indebtedness. The maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Layering

The Indenture provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) contractually subordinated or junior in right of payment to any Senior Debt (including Acquired Debt) of the Company or Guarantor Senior Debt (including Acquired Debt) of such Guarantor, as the case may be, unless such Indebtedness is either

(1) pari passu in right of payment with the Notes or the Guarantees; or

(2) subordinate in right of payment to the Notes or the Guarantees.

For purposes of the foregoing, no Indebtedness will be deemed to be contractually subordinated or junior in right of payment to any other Indebtedness solely by virtue of being unsecured or secured by a junior priority lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Lien (other than Permitted Liens and Liens securing the Notes and the Guarantees (including Additional Notes and Guarantees thereof)) that secures obligations under any Indebtedness of the Company or any Restricted Subsidiary on any asset or property of the Company or any Restricted Subsidiary or any income or profits therefrom or assign or convey any right to receive income therefrom, that by its terms is expressly subordinated in right of payment to or ranks pari passu in right of payment with the Notes or such Guarantor’s Guarantee thereof, unless:

(1) in the case of Liens securing Indebtedness subordinated to the Notes or the Guarantees, the Notes and any related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens until such time as such obligations are no longer secured by a Lien; or

(2) in all other cases, the Notes and any Guarantees are equally and ratably secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect (x) pursuant to the Credit Agreement or related documents as in effect on the date of the indenture or as otherwise in effect so long as such encumbrances or restrictions are not any more materially adverse to the holders of the Notes or (y) on the date of the indenture, including, without limitation, pursuant to Existing Indebtedness and related documentation;

(2) the Indenture and the Notes and Guarantees (including any Exchange Notes and related Guarantees and Additional Notes and Guarantees thereof);

(3) purchase money obligations or other obligations described in clause (4) of the second paragraph of “—Incurrence of Indebtedness and Issuance of Preferred Stock” for property acquired in the ordinary course of business that in each case impose restrictions of the nature discussed in clause (3) above in the first paragraph of this covenant on the property so acquired;

(4) applicable law or any applicable governmental, judicial or regulatory rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions “—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(10) customary provisions contained in leases, subleases, licenses or asset sale agreements and other agreements;

(11) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (10) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company’s Board of Directors, not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(12) any encumbrance or restriction of a Securitization Subsidiary effected in connection with a Qualified Securitization Financing; provided, however, that such restrictions apply only to such Securitization Subsidiary; or

(13) other Indebtedness of a Foreign Subsidiary that is incurred subsequent to the date of the indenture in accordance with the provisions of the Indenture.

Merger, Consolidation or Sale of Assets

The Indenture provides that the Company may not, directly or indirectly: (1) consolidate, merge or amalgamate with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company (if other than the Company) assumes all the obligations of the Company under the Notes, the Indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to such Trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if the same had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (B) the Fixed Charge Coverage Ratio would be greater than immediately prior to such transaction; and

(5) each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the Notes.

Each Indenture will also provide for similar provisions relating to any consolidation, merger or sale, assignment, transfer, conveyance or disposal of all or substantially all of the properties or assets of a Guarantor, other than to the Company or another Guarantor.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Restricted Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The predecessor company will, where applicable, be released from its obligations under the Indenture and the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor will not be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Clauses (3) and (4) of this “—Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries and this covenant will not apply to the merger contemplated by the Merger Agreement. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into, amalgamate with or transfer all or part of its properties and assets to the Company or to another Restricted Subsidiary and (b) the Company may merge or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

Transactions with Affiliates

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving aggregate consideration in excess of $5.0 million, unless:

(1) the Affiliate Transaction is on terms that are no less favorable taken as a whole to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustee

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors approving such Affiliate Transaction set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the holders of the Notes of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Company and/or any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transaction;

(2) Restricted Payments permitted by the Indenture, Permitted Investments (excluding Investments described in clauses (3), (5), (9) and (12) of the definition of Permitted Investments) and any Permitted Investment in a joint venture that is an Affiliate of the Company solely as a result of the Company’s ownership interest in such joint venture;

(3) the payment to the Sponsor of annual management, consulting, monitoring and advisory fees and Termination Fees and related indemnities and expenses pursuant to the Management Agreement or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the original agreement as in effect on the date of the indenture);

(4) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursement of expenses provided on behalf of, officers, directors, employees or consultants of the Company, any of its direct or indirect parents or any Restricted Subsidiary, as determined in good faith by the Board of Directors of the Company or senior management thereof;

(5) the payment by the Company or any Restricted Subsidiary to the Sponsor for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors or a majority of the disinterested members of the Board of Directors of the Company, in each case in good faith;

(6) transactions in which the Company or any Restricted Subsidiary delivers to the applicable Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view;

(7) payments or loans (or cancellations of loans) to employees, officers, directors or consultants of the Company or any of its direct or indirect parents or any Restricted Subsidiary which are otherwise permitted under the Indenture;

(8) payments made or performance under any agreement or instrument as in effect as of the date of the indenture (other than the Management Agreement and Stockholders Agreement), or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Notes in any material respect than the original agreement as in effect on the date of the indenture);

(9) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, the Stockholders Agreement (including any registration rights agreement or purchase agreements related thereto to which it is a party as of the date of the indenture and any similar agreement that it may enter into thereafter); provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any amendment to the Stockholders Agreement or under any similar agreement entered into after the date of the indenture shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to holders of the Notes in any material respect than the original agreement as in effect on the date of the indenture;

(10) the Transactions and the payment of all fees and expenses related to or incurred in connection with the Transactions as set forth in the prospectus relating to the Notes;

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company or the Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of the Company or the senior management thereof, or are on terms taken as a whole at least as favorable as would reasonably have been entered into at such time with an unaffiliated party;

(12) if otherwise not prohibited hereunder, the issuance of Equity Interests (other than Disqualified Stock) of the Company to any direct or indirect parent of the Company or to any Permitted Holder or to any director, officer, employee or consultant of the Company or its Subsidiaries or any direct or indirect parent of the Company; and

(13) any transaction with a Securitization Subsidiary effected as part of a Qualified Securitization Financing and otherwise in compliance with the terms of the Indenture that are fair to the Company or the Restricted Subsidiaries, in the good faith determination of the members of the Board of Directors of the Company or the senior management thereof, or are on terms taken as a whole at least as favorable as would reasonably have been entered into at such time with an unaffiliated party.

Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

Payments for Consent

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Additional Subsidiary Guarantees

The Indenture provides that the Company will cause each Restricted Subsidiary (unless such Subsidiary is a Securitization Subsidiary) that:

(1) guarantees any Indebtedness of the Company or any Guarantor; or

(2) if a Domestic Subsidiary, incurs any Indebtedness or issues any shares of Preferred Stock permitted to be incurred or issued pursuant to clause (1) of the definition of Permitted Debt or clause (11) of the definition of Permitted Debt;

to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee shall be released in accordance with the provisions of the Indenture described under “—Guarantees”.

Reports

The Indenture provides that whether or not required by the Commission, so long as any Notes are outstanding, if not filed electronically with the Commission through the Commission’s Electronic Data Gathering, Analysis, and Retrieval System (or any successor system), the Company will furnish to the Trustee, DTC and the holders of the Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s discussion and analysis of financial condition and results of operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the Commission, after the consummation of the Exchange Offer or the effectiveness of the Shelf Registration Statement, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission (unless the Commission will not accept such a filing) for public availability within the time periods specified in the Commission’s rules and regulations for a filer that is not an “accelerated filer” (as defined in such rules and regulations) and make such information available to securities analysts and prospective investors upon request.

In addition, if at any time any direct or indirect parent becomes a Guarantor (there being no obligation of any such parent to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of the Company or any other direct or indirect parent of the Company (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Notes pursuant to this covenant may, at the option of the Company, be filed by and be those of parent rather than the Company.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer by the filing with the SEC of this exchange offer registration statement, and any amendments hereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default and Remedies

Under the Indenture, an Event of Default is defined as any of the following:

(1) the Company defaults in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes whether or not prohibited by the subordination provisions of the Indenture;

(2) the Company defaults in the payment when due of interest or Additional Interest, if any, on or with respect to the Notes and such default continues for a period of 60 days, whether or not prohibited by the subordination provisions of the Indenture;

(3) the Company defaults in the performance of, or breaches any covenant, warranty or other agreement contained in, the Indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clause (1) or (2) above; but including, the failure to make or fulfill the terms of a Change of Control Offer or an Asset Sale Offer) and such default or breach continues for a period of 60 days after the notice specified below;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary or the payment of which is guaranteed by the Company or any Restricted Subsidiary (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the date of the indenture, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its Stated Maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its Stated Maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $15.0 million (or its foreign currency equivalent) or more at any one time outstanding;

(5) certain events of bankruptcy, insolvency or receivership affecting the Company, any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company) would constitute a Significant Subsidiary;

(6) the failure by the Company or any Significant Subsidiary to pay final judgments (other than any judgments covered by insurance policies issued by reputable and creditworthy insurance companies) aggregating in excess of $15.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and, with respect to any such judgments covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; or

(7) any Guarantee of a Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the latest audited consolidated financial statements for the Company) would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor (or group of Guarantors) denies or disaffirms its obligations under the Indenture or any Guarantee(s) other than by reason of the release of such Guarantee(s) in accordance with the terms of the Indenture and such default continues for 10 days.

If an Event of Default (other than an Event of Default specified in clause (5) above with respect to the Company) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable, or if the Credit Agreement remains outstanding, upon the first to occur of an acceleration under the Credit Agreement and five business days after receipt by the Company and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

If an Event of Default specified in clause (5) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the Notes.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the two preceding paragraphs, the holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The holders of a majority in principal amount of the Notes issued and then outstanding under the Indenture may waive any existing Default or Event of Default under the Indenture, and its consequences, except (1) a default in the payment of the principal of or interest on the Notes and (2) in respect of a covenant or provision in the Indenture that cannot be modified or amended without the consent of each holder of an outstanding Note affected.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes issued under the Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No direct or indirect parent, and no past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Company, any Subsidiary or any direct or indirect parent (other than the Guarantors pursuant to the Guarantees), as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes issued under the Indenture (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on the Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes issued thereunder. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, and insolvency events of the Company but not its Restricted Subsidiaries) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes issued thereunder, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars, and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes through the Stated Maturity or through the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service, a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders and beneficial owners of the respective outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax (including, for greater certainty, withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders and beneficial owners of the respective outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax (including, for greater certainty, withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or insofar as Events of Default resulting from insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7) the Company must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of each of the Indenture or the Notes may be waived (except a default in respect of the payment of principal or interest on the Notes) with the consent of the holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder affected, an amendment or waiver of the Indenture may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of, or change the fixed maturity of, any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Offers to Repurchase at the Option of Holders”), or impair the right to institute suit for enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(3) reduce the rate of, or change the time for payment of, interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in such Note;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Offers to Repurchase at the Option of Holders”);

(8) make any change in the preceding amendment and waiver provisions; or

(9) modify the Guarantee in any manner adverse to the holders of the Notes.

Notwithstanding the preceding, without the consent of any holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, or to correct or supplement any provision in the Indenture, the Notes or any Guarantee which may be defective or inconsistent with any other provision in the Indenture, the Notes or any Guarantee;

(2) to provide for uncertificated Notes in addition to, or in place of, certificated Notes;

(3) to provide for the assumption of the Company’s obligations to holders of Notes in the case of a merger, amalgamation, consolidation, or sale of all or substantially all of the Company’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(5) to secure the Notes;

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(7) to add to the covenants of the Company or a Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or a Guarantor;

(8) to add a Guarantee of the Notes, including, without limitation, by a direct or indirect parent of the Company; or

(9) to release a Guarantor upon its sale or designation as an Unrestricted Subsidiary or other permitted release from its Guarantee; provided, however, that such sale, designation or release is in accordance with the provisions of the Indenture.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

either:

(1) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable by reason of the mailing of a notice of redemption or otherwise within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest through the date of maturity or redemption;

(3) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound;

(4) the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(5) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notices

All notices to the holders will be valid if published in a leading English language daily newspaper published in New York City or such other English language daily newspaper with general circulation in the U.S. Any notice will be deemed to have been given on the date of publication or, if so published more than once on different dates, on the date of first publication. It is expected that publication will normally be made in the Wall Street Journal. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

Concerning the Trustee

If the Trustee becomes a creditor of the Company, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who received this prospectus may obtain a copy of the indenture without charge by writing to CRC Health Corporation, 20400 Stevens Creek Boulevard, Suite 600, Cupertino, CA 95014, Attn: General Counsel.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(a) 1.00% of the then outstanding principal amount of the Note; and

(b) the excess of:

(i) the present value at such redemption date of (i) the redemption price at February 1, 2011 with respect to the Notes (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the Notes through February 1, 2011 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(ii) the then outstanding principal amount of such Note.

“Asset Sale” means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions) (other than directors’ qualifying shares and shares issued to foreign nationals under applicable law), in each case, other than:

(1) a disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business and dispositions of property no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(2) the disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, in a manner permitted pursuant to the covenant contained under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(3) the granting of a Lien permitted by the covenant contained under the caption “—Certain Covenants—Liens”;

(4) for purposes of “—Offers to Repurchase at the Option of Holders—Asset Sales” only, the making of a Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of cash or Cash Equivalents by the Company or its Restricted Subsidiaries) or a disposition subject to “—Certain Covenants—Restricted Payments”;

(5) any disposition of assets by the Company or a Restricted Subsidiary or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $3.0 million;

(6) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to another Restricted Subsidiary;

(7) the lease, assignment, sublease, license or sublicense of any real or personal property in the ordinary course of business;

(8) foreclosures on or expropriations of assets;

(9) disposition of an account receivable in connection with the collection or compromise thereof;

(10) the issuance by a Restricted Subsidiary of Preferred Stock that is permitted by the covenant described under the caption “—Certain covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(11) sales of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” to a Securitization Subsidiary in connection with any Qualified Securitization Financing; and

(12) a transfer of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing.

“Bain Entities” means, collectively, Bain Capital, LLC, its Affiliates and any investment funds advised or managed by any of the foregoing.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Stock” means:

(1) in the case of a corporation, shares in the capital of such corporation;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company or any Restricted Subsidiary described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars or other local currencies held from time to time in the ordinary course of business;

(2) securities issued or directly and fully and unconditionally guaranteed or insured by the government or any agency or instrumentality of the United States having maturities of not more than 12 months from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to any Credit Agreement or with any commercial bank having capital and surplus in excess of $250,000,000;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-2 from Moody’s or P-2 from S&P;

(6) readily marketable direct obligations issued by any state of the United States any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition;

(7) instruments equivalent to those referred to in clauses (1) to (6) above denominated in Euros, British Pounds, Canadian dollars or other local currencies and with the tenor referred to above to the extent reasonably required in connection with any business conducted by the Company or any Restricted Subsidiary in such relevant jurisdiction; and

(8) investment in funds which invest substantially all of their assets in Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders;

(2) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person (other than one or more Permitted Holders) or Persons (other than one or more Permitted Holders) that are together (1) a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), or (2) are acting, for the purpose of acquiring, holding or disposing of securities, as a group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company; or

(3) (A) prior to the first public offering of common stock of any direct or indirect parent of the Company or the Company, the first day on which the Board of Directors of any direct or indirect parent of the Company or the Company shall cease to consist of a majority of directors who (i) were members of the Board of Directors of any direct or indirect parent of the Company or the Company on the date of the indenture or (ii) were either (x) nominated for election by the Board of Directors of any direct or indirect parent of the Company or the Company, a majority of whom were directors on the date of the indenture or whose election or nomination for election was previously approved by a majority of Continuing Directors or who were designated or appointed pursuant to clause (y) below, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses A(i) and A(ii), “Continuing Directors”) and (B) after the first public offering of common stock of any direct or indirect parent of the Company or the Company, (i) if such public offering is of any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of any direct or indirect parent of the Company are not Continuing Directors or (ii) if such public offering is of the Company’s common stock, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect on the date of the indenture, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

“Commission” means the Securities and Exchange Commission.

“Company” means CRCA Merger Corporation, a corporation incorporated under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions under the Indenture, and thereafter “Company” shall mean such successor Person; provided, however, that following the Transactions, Company shall mean CRC Health Corporation, a corporation incorporated under the laws of Delaware.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, the amortization of capitalized development costs and other noncash charges (excluding any noncash item that represents an accrual or reserve for a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, noncash interest payments (other than imputed interest as a result of purchase accounting), and the interest component of Capitalized Lease Obligations), but excluding amortization of deferred financing fees or expensing of any bridge or other financing fees relating to the Specified Financings, plus (b) net payments (if any) made pursuant to interest rate and Indebtedness-related foreign exchange Hedging Obligations, less (c) net payments (if any) received pursuant to interest rate and Indebtedness-related foreign exchange Hedging Assets, plus (d) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, plus (e) the Securitization Fees, less (f) interest income actually received in cash for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

(1) any net after-tax extraordinary, unusual or non-recurring gains, losses or expenses (including, without limitation, expenses related to the Transactions, severance, relocation, integration and facilities consolidation, signing, retention or completion bonuses, transition costs and restructuring costs) shall be excluded;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principle(s) as well as any current period impact of new accounting pronouncements including those related to purchase accounting;

(3) any net after-tax gains or losses attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded;

(4) the Net Income for such period of any Person that is not a Subsidiary, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided, however, that, to the extent not already included, Consolidated Net Income of the Company shall be increased by the amount of dividends or other distributions or payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof during such period;

(5) solely for the purpose of determining the amounts available for Restricted Payments under clause (3) of the first paragraph of “—Certain Covenants—Restricted Payments”, the Net Income for such period of any Restricted Subsidiary (other than a Guarantor) shall be excluded to the extent the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not permitted at the date of determination without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless (x) such restriction with respect to the payment of dividends or in similar distributions has been legally waived or (y) such restriction is permitted by the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Subsidiaries”; provided, however, that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof during such period, to the extent not already included therein;

(6) the effect of any non-cash items resulting from any amortization, write-up, write-down or write-off of assets (including intangible assets, fixed assets, goodwill and deferred financing costs but excluding inventory) (but excluding any such noncash item to the extent it represents an accrual of or reserve for cash expenditures in any future period except to the extent such item is subsequently reversed and to the extent cash is not paid in respect thereof) in connection with the Transactions or any future acquisition, merger, consolidation, disposition or similar transaction shall be excluded;

(7) noncash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs, and any cash compensation charges associated with the payout of stock options in connection with the Transactions shall be excluded;

(8) any net after-tax gains or losses attributable to the early extinguishment or conversion of Indebtedness (including the write-off of deferred financing costs and unamortized debt discount) and the early termination of Hedging Obligations in connection with the Transactions shall be excluded;

(9) noncash income or charges resulting from mark-to-market accounting under Financial Accounting Standard No. 52 relating to Indebtedness denominated in foreign currencies shall be excluded;

(10) unrealized gains and losses from Hedging Obligations or “embedded derivatives” that require the same accounting treatment as Hedging Obligations shall be excluded;

(11) any purchase accounting adjustments (including the impact of recording inventory and deferred revenue at fair values), amortization, impairments, write-offs or other noncash charges resulting from purchase accounting with respect to the Transactions or any other transaction shall be excluded; and

(12) the deferred revenue eliminated as a consequence of the application of purchase accounting adjustments due to the Transactions or any other acquisitions shall be included for the fiscal periods that such revenue would otherwise have been recognized.

Notwithstanding the foregoing, for the purpose of the covenant contained under the caption “—Certain Covenants—Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments made by the Company and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments made by the Company and any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (3)(d) of the first paragraph of the covenant contained under the caption “—Certain covenants—Restricted payments”.

“Consolidated Senior Debt Ratio” means, as of any date of determination, the ratio of (1) the aggregate amount of Senior Debt of the Company and its Restricted Subsidiaries as of such date of determination, to (2) EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available, with such pro forma and other adjustments to each of Senior Debt and EBITDA as are appropriate and consistent with the pro forma and other adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Assets” means, with respect to any Person, the consolidated total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than (i) Excluded Contributions and amounts applied to make a Restricted Payment in accordance with clause (2) of the second paragraph of “—Certain covenants—Restricted payments” and (ii) cash contributions, the proceeds of which have been or are to be used to redeem Notes in accordance with the terms of the Indenture) made to the capital of the Company or any Restricted Subsidiary following the date of the indenture; provided, however, that such Contribution Indebtedness:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than one times such cash contributions to the Company or any Restricted Subsidiary, the amount of such excess shall be (A) Subordinated Indebtedness to the Notes under the Indenture (other than Secured Indebtedness) or (B) Indebtedness with a Stated Maturity later than the Stated Maturity of the Notes, and

(2) (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the date of the incurrence thereof.

“Credit Agreement” means that certain credit agreement to be entered into on the date of the indenture in connection with the Transactions by and among the Company, CRC Intermediate Holdings, Inc., Citicorp North America Inc., as Administrative Agent, Swingline Lender and L/C Issuer, JPMorgan Chase Bank, N.A., as Syndication Agent, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Co-Lead Arrangers and Joint Bookrunners, Merrill Lynch Capital Corporation and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, and the lenders party thereto from time to time, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, increased, refunded, replaced or refinanced from time to time (including any successive refinancing) in one or more agreements or indentures (in each case with the same or new lenders or institutional investors), including any agreement extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing the amount loaned or issued thereunder or altering the maturity thereof. Any Qualified Securitization Financing entered into under clause (16) of the second paragraph of “—Certain covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” shall not be considered a Credit Agreement.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption, repurchase or payment of, on or with respect to such Designated Noncash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent of the Company (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant described under “—Certain covenants—Restricted payments”.

“Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Agreement; and

(2) any other Senior Debt or Guarantor Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company in the instrument evidencing that Senior Debt or Guarantor Senior Debt as “Designated Senior Debt”.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provide that such Person may not repurchase or redeem any such Capital Stock (and all securities into which it is convertible or for which it is exchangeable) pursuant to such provision prior to compliance by such person with the provisions of the Indenture described under the caption “—Offers to Repurchase at the Option of Holders” and such repurchase or redemption complies with “—Certain Covenants—Restricted Payments”), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, or is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary) in each case prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means any Subsidiary of the Company that was formed under the laws of the United States, any state of the United States, the District of Columbia or any territory of the United States.

“EBITDA” means with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus, without duplication,

(1) provision for taxes based on income or profits, plus franchise, withholding or similar taxes of such Person for such period deducted in computing Consolidated Net Income, plus

(2) Consolidated Interest Expense of such Person for such period to the extent the same was deducted in calculating such Consolidated Net Income, plus

(3) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted in computing Consolidated Net Income, plus

(4) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or Indebtedness permitted to be incurred under the Indenture (in each case whether or not consummated) or to the Transactions (including any accruals and reserves that are established within twelve months after the date of the indenture that are so required to be established as a result of the Transactions in accordance with GAAP) and, in each case, deducted in such period in computing Consolidated Net Income, plus

(5) the amount of management, monitoring, consulting and advisory fees (including Termination Fees) and related expenses paid to the Sponsor and its Affiliates (other than portfolio companies) (or any accruals relating to such fees and related expenses) during such period pursuant to the Management Agreement, plus

(6) Securitization Fees to the extent deducted in calculating such Consolidated Net Income, plus

(7) any deduction attributable to minority interests of third parties in non-wholly owned Subsidiaries, except to the extent of cash dividends declared or paid on Equity Interests of such Subsidiaries held by third parties, plus

(8) the amount of any restructuring charge or reserves (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost, excess pension charges, contract termination costs, including future lease commitments, and costs to consolidate facilities and relocate employees) deducted in such period in computing Consolidated Net Income, plus

(9) any Historical Adjustments, plus

(10) any non-cash net gain or loss resulting from Hedging Obligations relating to currency exchange risk to the extent not otherwise excluded from the calculation of EBITDA, plus

(11) any net after-tax loss from discontinued operations and any net after-tax losses on disposal of discontinued operations, plus

(12) any Non-Cash Charges to the extent deducted in the calculation of Consolidated Net Income, less

(13) without duplication, noncash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges or asset valuation adjustments made in any prior period or any items with respect to cash actually received in such period or with respect to cash actually received in prior periods); less

(14) any net after tax income from discontinued operations and any net after tax gain on disposal of discontinued operations.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Company or any of its direct or indirect parents (excluding Disqualified Stock) the proceeds of which are contributed to the Company as common equity other than (i) public offerings with respect to common stock of the Company or of any direct or indirect parent of the Company registered on Form S-4 or Form S-8, (ii) any such public or private sale that constitutes an Excluded Contribution or (iii) an issuance to any Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds, in each case received by the Company and its Restricted Subsidiaries from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any Subsidiary) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock), in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption “—Certain Covenants—Restricted Payments”.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture after giving effect to the Transactions.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period consisting of such Person and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees or repays any Indebtedness or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge

Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or repayment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock including, for clarity purposes, eliminating unused commitment fees with respect to Indebtedness which has been incurred on or prior to the Calculation Date (and which will remain outstanding following such transaction), as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, amalgamations, mergers or consolidations (as determined in accordance with GAAP) that have been made by the Company or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, amalgamations, mergers or consolidations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, amalgamation, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, amalgamation, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, amalgamation, merger or consolidation (including the Transactions and the related restructuring initiatives) and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company and shall be calculated on a basis consistent with the requirements of Rule 11-02 of Regulation S-X promulgated by the Commission, except that such pro forma calculations may include operating expense reductions for such period resulting from such transaction (including the Transactions and related restructuring initiatives) which is being given pro forma effect that have been realized or (A) for which the steps necessary for realization have been taken (or are taken concurrently with such transaction) or (B) with respect to any transactions (including transactions prior to the date of the indenture) and the Transactions), for which the steps necessary for realization are reasonably expected to be taken within the six-month period following such transaction and, in each case, including, but not limited to, (a) reduction in personnel expenses, (b) reduction of costs related to administrative functions, (c) reduction of costs related to leased or owned properties and (d) reductions from the consolidation of operations and streamlining of corporate overhead; provided, however, that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the Company’s chief financial officer and another officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officers’ Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense (excluding all noncash interest expense and amortization/accretion of original issue discount in connection with the Specified Financings) of such Person for such period, (b) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and (c) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) on any series of Disqualified Stock.

“Foreign Exchange Component” means, with reference to a Hedging Asset or Hedging Obligation, the cumulative change in fair value of such Hedging Asset or Hedging Obligation resulting exclusively from changes in spot exchange rates.

“Foreign Subsidiary” means any Subsidiary of the Company that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States in effect on the date of each Indenture. For purposes of this description of the Notes, the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

“Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations.

“Guarantee” means a guarantee of the Notes on the terms set forth in the Indenture.

“Guarantor” means each Restricted Subsidiary that has provided a Guarantee for so long as such Guarantee remains in effect.

“Guarantor Senior Debt” means, with respect to any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness and any Securitization Repurchase Obligation of such Guarantor, whether outstanding on the date of the indenture or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, “Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(1) all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations (and guarantees thereof), in each case whether outstanding on the date of the indenture or thereafter incurred.

Notwithstanding the foregoing, “Guarantor Senior Debt” shall not include:

(1) any Indebtedness of such Guarantor to a Subsidiary of such Guarantor (other than any Securitization Repurchase Obligation);

(2) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation) other than the guarantee of a direct or indirect parent of Indebtedness under the Credit Agreement;

(3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

(4) Indebtedness represented by Capital Stock;

(5) any liability for federal, state, local or other taxes owed or owing by such Guarantor;

(6) that portion of any Indebtedness incurred in violation of the covenant contained under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

“Hedging Assets” means, with respect to any Person, the receivables from counterparties of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; or

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Historical Adjustments” means, with respect to the Company and its Restricted Subsidiaries, without duplication, the following items to the extent (a) incurred prior to the date of the indenture and (b) the amounts of such items are disclosed in the adjustments to “Adjusted EBITDA” in the offering circular distributed in connection with the private offering of the old notes:

(1) estimated hurricane losses;

(2) corporate office relocation expenses;

(3) loss on fixed asset disposals;

(4) unrecognized profit on deferred revenue acquired in the purchase of Sierra Tucson;

(5) expenses related to the forgiveness of a loan to the Chief Executive Officer;

(6) expenses incurred in anticipation of a potential initial public offering;

(7) management fees paid to Triod; and

(8) expenses of prior owners of Montecatini, 4therapy, Wellness Resource Center and Sixth Street.

“Indebtedness” means, with respect to any Person,

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent,

(i) in respect of borrowed money,

(ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without double counting, reimbursement agreements in respect thereof),

(iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor in each case accrued in the ordinary course of business or

(iv) representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

(2) Disqualified Stock of such Person,

(3) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business or pursuant to Standard Securitization Undertakings in a Qualified Securitization Financing permitted by clause (16) of Permitted Debt) and

(4) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person);

provided, however, that Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged and independent of the Company and the Sponsor.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments” and such Investment in the Equity Interest of such former Subsidiary shall not be considered an Investment in existence on the date of the indenture.

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described above under the caption “Restricted Payments,” (i) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Company.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

“Management Agreement” means the Management Agreement by and among the Company, CRC Intermediate Holdings, Inc., Holdings and the Sponsor as in effect on the date of the indenture and as amended or replaced; provided, however, that the terms of any such amendment or replacement agreement are not as a whole, less favorable to the holders of the Notes in any material respect than the original agreement in effect on the date of the indenture.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of October 8, 2005, by and among CRC Health Group, Inc., CRCA Holdings, Inc. and CRCA Merger Corporation.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any Restricted Subsidiary in respect of any Asset Sale, in each case net of, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Non-Cash Charges” means (a) non-cash losses on asset sales, disposals or abandonments, (b) any impairment charge or asset write-off related to intangible assets, long-lived assets, fixed assets and investments in debt and equity securities pursuant to GAAP, (c) all non-cash losses from investments recorded using the equity method, (d) stock-based awards compensation expense, and (e) other non-cash charges (provided that if any non-cash charges referred to in this clause (e) represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period).

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary that is not a Guarantor.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company, or any direct or indirect parent of the Company, as applicable.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements set forth in the Indenture.

“Permitted Asset Swap” means any Asset Sale by the Company or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash and investments) that will be used in a Permitted Business; provided, however, that the aggregate fair market value of the property or assets being transferred by the Company or such Restricted Subsidiary is not greater than the aggregate fair market value of the property or assets received by the Company or such Restricted Subsidiary in such exchange (provided, however, that in the event such aggregate fair market value of the property or assets being transferred or received by the Company is (x) less than $15.0 million, such determination shall be made in good faith by the Board of Directors of the Company and (y) greater than or equal to $15.0 million, such determination shall be made by an Independent Financial Advisor).

“Permitted Business” means the business and any services, activities or businesses incidental or directly related or similar to any line of business engaged in by the Company and its Restricted Subsidiaries as of the date of the indenture, and any business activity that is a reasonable extension, development or expansion of any of the foregoing or ancillary to any of the foregoing, including the field of behavioral health.

“Permitted Debt” is defined under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”.

“Permitted Holders” means (i) any of the Bain Entities, but not including, however, any portfolio companies of the foregoing and (ii) any Officers; provided, however, that if such Officers beneficially own more shares of Voting Stock of any direct or indirect parent entities of the Company than the number of such shares beneficially owned by all the Officers as of the date of the indenture or acquired by Officers within 90 days immediately following the date of the indenture, such excess shall be deemed not to be beneficially owned by Permitted Holders.

“Permitted Investments” means

(1) any Investment by the Company in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

(2) any Investment in cash and Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with (x) an Asset Sale made in accordance with to the provisions described above under the caption “—Offers to Repurchase at the Option of Holders—Asset Sales” or (y) any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the date of the indenture and any extension, modification, replacement or renewal of any such Investments existing on the date of the indenture, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the date of the indenture;

(6) (x) loans and advances to employees, officers, directors and consultants and any guarantees (a) made in the ordinary course of business or (b) not in excess of $2.0 million in the aggregate outstanding at any one time, and (y) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

(7) any Investment acquired by the Company or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (9) of the definition of “Permitted Debt”;

(9) any Investment by the Company or a Restricted Subsidiary (other than an Investment in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding (after giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale received by the Company and/or its Restricted Subsidiaries consist of cash and/or marketable securities), not to exceed the greater of (x) $25.0 million and (y) 3.0% of the Company’s Consolidated Total Assets as of the most recently ended fiscal quarter for which internal financial statements are available at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(10) Investments the payment for which consists of Equity Interests of the Company or any of its direct or indirect parents (exclusive of Disqualified Stock);

(11) guarantees (including Guarantees) of Indebtedness permitted under the covenant contained under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and performance guarantees and Contingent Obligations incurred in the ordinary course of business;

(12) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the covenant described under the caption “—Transactions with Affiliates” (except transactions described in clauses (2), (6) and (7) of the second paragraph thereof);

(13) Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14) any Investment made in the ordinary course of business consisting of a guarantee in favor of a third party in connection with such third party’s lease of products purchased from the Company or any Restricted Subsidiary to customers; and

(15) any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person, in each case, in connection with a Qualified Securitization Financing incurred pursuant to clause (16) of the definition of Permitted Debt, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; provided, however, that any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, contribution of additional Securitization Assets and/or cash and Cash Equivalents or an equity interest.

“Permitted Junior Securities” means

(1) Equity Interests in the Company, any Guarantor or any direct or indirect parent of the Company; or

(2) unsecured debt securities that are subordinated to all Senior Debt and Guarantor Senior Debt, as applicable (and any debt securities issued in exchange for Senior Debt or Guarantor Senior Debt, as applicable) to substantially the same extent as, or to a greater extent than, the Notes and the Guarantees are subordinated to Senior Debt and Guarantor Senior Debt, as applicable, under the Indenture.

“Permitted Liens” means the following types of Liens:

(1) deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

(2) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers’ acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

(3) Liens on property or shares of stock of a Person, which Liens exist at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(4) Liens existing on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such acquisition, merger, amalgamation or consolidation; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(5) Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be incurred under the Indenture;

(6) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(7) Liens in favor of the Company or any Restricted Subsidiary;

(8) Liens to secure any Indebtedness that is incurred to refinance any Indebtedness that has been secured by a Lien existing on the date of the indenture or referred to in clauses (3), (4) and (17) of this definition; provided, however, that such Liens (x) are no less favorable to the holders of the Notes, taken as a whole, and are not more favorable to the lien holders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; and (y) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced;

(9) Liens on Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” and Securitization Assets and/or cash and Cash Equivalents transferred to a Securitization Subsidiary or pledges of interests in a Securitization Subsidiary, in each case incurred in connection with any Qualified Securitization Financing incurred pursuant to clause (16) of the definition of Permitted Debt;

(10) Liens for taxes, assessments or other governmental charges or levies which are not overdue for a period of more than 30 days, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted or for property taxes on property that the Company or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(11) judgment liens in respect of judgments that do not constitute an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(12) pledges, deposits or security under worker’s compensation, unemployment insurance, employers’ health tax and other social security or statutory laws or regulations, or deposits to secure the performance of bids, tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits to secure public or statutory obligations, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or deposits or other security securing liabilities to insurance carriers under insurance or self-insurance arrangements, in each case incurred in the ordinary course of business or consistent with past practice;

(13) Liens imposed by law, including carriers’, warehousemen’s, materialmen’s, repairmen’s and mechanics’ Liens, in each case for sums not overdue by more than 30 days or if more than 30 days overdue, no other action has been taken to enforce such Lien or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;

(14) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines, gas and oil pipelines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of business or to the ownership of properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business;

(15) leases, licenses, subleases or sublicenses granted to others in the ordinary course of business that do not (x) interfere in any material respect with the business of the Company or any of its material Restricted Subsidiaries or (y) secure any Indebtedness;

(16) Liens arising from Uniform Commercial Code (or equivalent statutes) financing statement filings regarding operating leases, consignments or assignments of accounts or transfers of chattel paper entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(17) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that (x) the Lien may not extend to any other property (except for accessions to such property) owned by such Person or any of its Restricted

Subsidiaries at the time the Lien is incurred, (y) such Liens attach concurrently with or within 270 days after the acquisition, repair, replacement, construction or improvement (as applicable) of the property subject to such Liens and (z) with respect to Capitalized Lease Obligations, such Liens do not at any time extend to or cover any assets (except for accessions to such assets) other than the assets subject to such Capitalized Lease Obligations; provided, however, that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender;

(18) Liens (i) of a collection bank arising by operation of law on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business; and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of setoff) and which are within the general parameters customary in the banking industry;

(19) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(20) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business;

(21) Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;

(22) the rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Company or any of its Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(23) restrictive covenants affecting the use to which real property may be put, provided, however, that the covenants are complied with;

(24) security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

(25) zoning by-laws and other land use restrictions, including, without limitation, site plan agreements, development agreements and contract zoning agreements;

(26) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(27) Liens deemed to exist in connection with Cash Equivalents in repurchase agreements;

(28) banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided, however, that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board or other applicable law and (b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depositary institution;

(29) Liens with respect to the assets of a Non-Guarantor Restricted Subsidiary securing Indebtedness of such Non-Guarantor Restricted Subsidiary incurred in accordance with covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(30) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Guarantor permitted to be incurred in accordance with the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(31) Liens incurred to secure Senior Debt and Guarantor Senior Debt;

(32) Liens securing obligations in an aggregate principal amount not to exceed $2,500,000; and

(33) Liens not otherwise described in clauses (1) through (32) above outstanding on the date of the indenture.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

“Purchase Money Note” means a promissory note of a Securitization Subsidiary evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company to a Securitization Subsidiary in connection with a Qualified Securitization Financing, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) shall be repaid from cash available to the Securitization Subsidiary, other than (i) amounts required to be established as reserves, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts paid in connection with the purchase of newly generated receivables and (b) may be subordinated to the payments described in clause (a).

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided, however, that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of the Company in good faith, except that in the event the value of any such assets or Capital Stock exceeds $10.0 million, the fair market value shall be determined by an Independent Financial Advisor.

“Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions and which the Company delivers an Officer’s Certificate to the Trustee certifying as to compliance with all such conditions: (i) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by the Company), (ii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and (iii) shall be non-recourse to the Company and its Subsidiaries (other than the Securitization Subsidiary) other than pursuant to Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of the Company or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreement and any Refinancing Indebtedness with respect thereto shall not be deemed a Qualified Securitization Financing.

“Representative” means the trustee, agent or representative (if any) for an issue of Indebtedness; provided, however, that if, and for so long as, any Indebtedness lacks such a representative, then the Representative for such Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of Indebtedness.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Company that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary.

“S&P” means Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor to its rating business.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Securitization Assets” means any accounts receivable, instruments, chattel paper, general intangibles or revenue streams and related assets subject to a Qualified Securitization Financing.

“Securitization Fees” means all interest or other payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.

“Securitization Financing” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by the Company or any of its Subsidiar ies) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such Securitization Assets.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a Standard Securitization Undertaking, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, off set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means a Wholly Owned Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of the Company or its Subsidiaries, all proceeds thereof and all rights (continued and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding (including fees payable in connection with servicing Securitization Assets) other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that would be obtained at the time from Persons that are not Affiliates of the Company other than as may be customary in asset securitization transactions including fees payable in connection with servicing Securitization Assets and (c) to which neither the Company nor any other Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company or such other Person giving effect to such designation and an Officer’s Certificate stating each of the foregoing conditions and certifying that such designation complied with the foregoing conditions.

“Senior Debt” means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on any Indebtedness and any Securitization Repurchase Obligation of the Company, whether outstanding on the date of the indenture or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed or allowable claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(1) all monetary obligations of every nature of the Company under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, re imbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations (and guarantees thereof),

in each case whether outstanding on the date of the indenture or thereafter incurred.

Notwithstanding the foregoing, “Senior Debt” shall not include:

(1) any Indebtedness of the Company to a Subsidiary of the Company (other than any Securitization Repurchase Obligation);

(2) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation) other than any guarantee of any direct or indirect parent of Indebtedness under the Credit Agreement;

(3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

(4) Indebtedness represented by Capital Stock;

(5) any liability for federal, state, local or other taxes owed or owing by the Company;

(6) that portion of any Indebtedness incurred in violation of the covenant contained under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(7) Indebtedness which, when incurred and without respect to any election under Section 1111 (b) of Title 11, United States Code, is without recourse to the Company; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Specified Financings” means the financings included in the Transactions.

“Sponsor” means any of Bain Capital Partners VIII, L.P. and its Affiliates.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be reasonably customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stockholders Agreement” means the Stockholders Agreement among the Bain Entities and certain other parties thereto.

“Subordinated Indebtedness” means with respect to the Company, any Indebtedness of the Company that is by its terms subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Termination Fees” means the one-time payment under the Management Agreement of a termination fee to the Sponsor (other than portfolio companies) in the event of either a Change of Control or the completion of a registered initial public offering of the common stock of the Company or any direct or indirect parent of the Company.

“Transactions” means the transactions contemplated by the (i) Merger Agreement, (ii) the Credit Agreement and (iii) the offering of the Notes.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 1, 2011; provided, however, that if the period from such redemption date to February 1, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below), and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate Restricted Subsidiaries to be Unrestricted Subsidiaries unless the Restricted Subsidiaries or any of their Subsidiaries own any Equity Interests or Indebtedness of, or own or hold any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated); provided, however, that (a) such designation is not prohibited by the covenant contained under the caption “—Certain Covenants—Restricted Payments” and (b) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary or pursuant to which the Company or any Restricted Subsidiary has provided a guarantee, keep well or other credit support, other than in each case in respect of Standard Securitization Undertakings. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and either (A) the Company could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under the first paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, or (B) the Fixed Charge Coverage Ratio would be greater than immediately prior to such designation. Any such designation by the Board of Directors shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and shares issued to foreign nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The Global Notes

The notes will be initially represented by one or more notes in the form of several registered notes in global form, without interest coupons (the “global notes”). Upon issuance, each of the global notes will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers of the old notes; banks and trust companies; and clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

DTC has agreed to the above procedures to facilitate transfers of interests in the global notes among participants in its settlement system. However, DTC is not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

Notes, in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	certain other events provided in the indenture should occur.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Federal Tax Considerations

The following discussion summarizes certain material U.S. federal income tax (and, to a limited degree for Non-U.S. Holders (as defined below), U.S. federal estate tax) considerations relevant to the exchange of the old notes for the exchange notes pursuant to the exchange offer and the ownership and disposition of the notes. The discussion below is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended, (the “Code”), applicable final, temporary and proposed Treasury regulations, judicial authority and current administrative rulings and pronouncements of the Internal Revenue Service (the “IRS”). There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been, or is expected to be, sought on the issues discussed herein. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences discussed below.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, YOU ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED HEREIN (I) IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY US OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (II) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE CODE. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The summary is not a complete analysis or description of all potential U.S. federal tax considerations that may be relevant to, or of the actual tax effect that any of the matters described herein will have on, particular purchasers of notes and does not address U.S. federal gift or (for U.S. Holders) estate tax consequences or alternative minimum, foreign, state, local or other tax consequences. This summary does not purport to address special classes of taxpayers (such as S corporations, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, real estate investment trusts, grantor trusts, former citizens or long-term residents of the United States, broker-dealers, traders in securities and tax-exempt organizations) who are subject to special treatment under the federal income tax laws, or persons that hold notes that are a hedge against, or that are hedged against, currency risk or that are part of a hedge, straddle, conversion or other integrated transaction, or persons whose functional currency is not the U.S. dollar. This summary also does not address the tax consequences to an owner of notes held through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes. A partnership that is the beneficial owner of notes, or a partner in such a partnership, should consult its own tax advisor regarding the U.S. federal income tax consequences of purchasing, owning or disposing of notes. This discussion assumes that the notes will be held as capital assets within the meaning of section 1221 of the Code. No opinion of counsel is expected to be requested with respect to any of the matters discussed herein.

As used herein, the term “U.S. Holder” means a beneficial owner of notes that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (a) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of the Code) has the authority to control all of the substantial decisions of such trust or (b) the trust has made a valid election under applicable Treasury regulations to be treated as a United States person (within the meaning of the Code). As used herein, the term “Non-U.S. Holder” means a beneficial owner of notes (other than a partnership) that is not a U.S. Holder.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH PROSPECTIVE PURCHASER OF THE NOTES IS STRONGLY URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT

TO HIS OR HER PARTICULAR TAX SITUATION AND AS TO ANY FEDERAL, FOREIGN, STATE, LOCAL OR OTHER TAX CONSIDERATIONS (INCLUDING ANY POSSIBLE CHANGES IN TAX LAW) AFFECTING THE PURCHASE, HOLDING AND DISPOSITION OF THE NOTES.

The Exchange Offer

The exchange of the notes for the exchange notes should not constitute a taxable exchange. See “The Exchange Offer.” As a result, (1) a U.S. Holder should not recognize taxable gain or loss as a result of exchanging such holder’s notes; (2) the holding period of the exchange notes received should include the holding period of the notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes received should be the same as the adjusted tax basis of the notes exchanged therefor immediately before such exchange. Accordingly, references to “notes” apply equally to the exchange notes and the old notes.

Certain U.S. Federal Income Tax Consequences To U.S. Holders

This section describes certain U.S. federal income tax consequences to U.S. Holders. Non-U.S. Holders should see the discussion under the heading “—Certain Federal Income Tax Consequences to Non-U.S. Holders” for a discussion of certain tax consequences applicable to them.

Interest. Interest on the notes will generally be taxable to a U.S. Holder as ordinary interest income at the time such amounts are accrued or received, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

The notes should not be treated as having been issued with original issue discount (“OID”) for U.S. federal income tax purposes because the stated redemption price at maturity of the notes exceeds their issue price only by a de minimis amount (as determined for tax purposes). De minimis OID is included in the income of a U.S. Holder as stated principal payments are made, and is treated as an amount received in retirement of a note.

Under the terms of the notes, we may be obligated to pay you amounts in excess of stated interest or principal on the debt securities. For example, a premium may be payable on change of control redemptions. See “Description of the Exchange Notes—Offers to Repurchase at the Option of Holders—Change of Control.” We believe that the likelihood that we will pay you these amounts is remote. Thus, under special rules governing remote contingencies, we intend to take the position that the possibility of these payments will not cause the notes to be subject to the rules governing contingent payment debt instruments. Our determination of whether a contingency is remote will be binding on you unless you explicitly disclose your contrary position in the manner required by the applicable Treasury Regulations. Our determination, however, is not binding on the IRS, and if the IRS successfully challenged this determination, you could be required to treat any gain recognized on the sale or disposition of a note as ordinary income, and the timing and amount of income inclusion could be different for the consequences discussed herein. This discussion assumes the notes will not be treated as contingent payment debt instruments.

We have the option to repurchase the notes under certain circumstances at a premium to the issue price. See “Description of the Exchange Notes—Optional Redemption.” Under special rules governing this type of unconditional option, because the exercise of the option would increase the yield on the notes, we will be deemed not to exercise the option, and the possibility of this redemption premium will not affect the amount of income recognized by the holders in advance of receipt of any such redemption premium.

Disposition of the notes. Unless a nonrecognition provision of the Code applies, the sale, exchange, redemption (including pursuant to an offer by the Company) or other disposition of a note, will be a taxable event for U.S. federal income tax purposes. In such event, in general, a U.S. Holder of notes will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of property received (except to the extent attributable to accrued but unpaid interest on the notes which will be taxed in the manner described above under “Interest”) and (ii) the U.S. Holder’s adjusted tax basis in the notes (generally, the purchase price paid by such holder for the notes increased by any accrued market discount if the holder has elected to include such market discount in its income with respect to the note; and decreased by any amortizable bond premium the holder has applied to reduce interest on the note, and any principal payments the holder receives with respect to the note). Any such gain or loss generally will be long-term capital gain or loss, provided the notes have been held for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations.

Market Discount and Bond Premium

Under the market discount provisions of the Code, generally if a U.S. Holder has purchased a note for an amount less than its adjusted issue price, the difference between the purchase price and the adjusted issue price will be treated as market discount. The U.S. Holder will be required, subject to a de minimis exception, to treat any gain on the sale, exchange or retirement of the note as ordinary income to the extent of the market discount that has not previously been included in its income and that has accrued on such note (including, in the case of an exchange note, any market discount accrued on the related original note) at the time of such sale, exchange or retirement. Unless the U.S. Holder elects to accrue under a constant yield method, any market discount will be considered to accrue ratably during the period from the date of acquisition of the exchange note to the maturity date.

If a note has market discount, the U.S. Holder may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry the note (including, in the case of an exchange note, the interest expense on any indebtedness incurred or continued in order to purchase or carry the original note exchanged for such an exchange note) until (1) the maturity of the note, (2) the earlier disposition in a taxable transaction of the original note or exchange note or (3) if the holder makes an appropriate election, a subsequent taxable year in which it realizes sufficient interest income with respect to the exchange note.

The U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the Internal Revenue Service (the “IRS”).

If a U.S. Holder has purchased a note for an amount that is greater than its face value, the holder generally may elect to amortize that premium from the purchase date to the maturity date under a constant yield method. Amortizable premium can generally only offset interest income on such note (including, in the case of an exchange note, the income on the original note exchanged for such an exchange note) and may generally not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS.

The rules regarding market discount and bond premium are complex and the rules described above may not apply in all cases. Accordingly, a U.S. Holder should consult its own tax adviser regarding their application.

Information reporting and backup withholding

If a U.S. Holder holds the notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to the holder on IRS Form 1099 concerning interest and retirement proceeds on the notes, unless an exemption applies. Similarly, unless an exemption applies, a U.S. Holder must provide the intermediary or us with its Taxpayer Identification Number for use in reporting information to the IRS. If the U.S. Holder is an individual, this is its social security number. The holder is also required to comply with other IRS requirements concerning information reporting, including a certification that it is not subject to backup withholding and that it is a U.S. person.

If a U.S. Holder is subject to these requirements but does not comply, we or the relevant intermediary must withhold a percentage of all amounts payable to the holder on the notes, including principal payments. Under current law, this percentage is 28% (subject to future adjustment). This is called backup withholding. Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the Taxpayer Identification Number the holder provided is incorrect. Backup withholding is not an additional tax and taxpayers may use the withheld amounts, if any, as a credit against their federal income tax liability.

All individuals are subject to these requirements. Some non-individual holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders

This section describes certain U.S. federal income tax consequences to Non-U.S. Holders.

Interest. If, under the Code, interest on the notes is “effectively connected with the conduct of a trade or business within the United States” by a Non-U.S. Holder, such interest will be subject to U.S. federal income tax generally in a similar manner as if the notes were held by a U.S. Holder, as described above, unless an applicable income tax treaty provides otherwise. These rules are complicated and a Non-U.S. Holder is urged to consult its tax advisor. In addition, a Non-U.S. Holder that is a corporation may also be subject to U.S. branch profits tax at a rate of up to 30% of its effectively connected earnings and profits (which would include such interest). Such Non-U.S. Holder will not be subject to withholding taxes, however, if it provides a properly executed Form W-8ECI to us or our paying agent confirming that such interest is so effectively connected.

Interest on the notes held by other Non-U.S. Holders may be subject to withholding taxes of up to 30% of each payment made to the Non-U.S. Holders unless the “portfolio interest exemption” applies. In general, interest paid on the notes to a Non-U.S. Holder will qualify for the portfolio interest exemption, and thus will not be subject to U.S. federal withholding tax, if (1) such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock in the Company; (2) such Non-U.S. Holder is not a “controlled foreign corporation” (within the meaning of section 957 of the Code) related, directly or indirectly, to the Company; and (3) either (A) we or our paying agent receives from the Non-U.S. Holder who is the beneficial owner of the obligation a statement signed by such person under penalties of perjury, on IRS Form W-8BEN (or successor form), certifying that such owner is not a U.S. Holder and providing such owner’s name and address or (B) a securities clearing organization, bank or other financial institution that holds the notes on behalf of such Non-U.S. Holder in the ordinary course of its trade or business certifies to the Company or its paying agent, under penalties of perjury, that such an IRS Form W-8BEN (or a successor form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner, and furnishes the payor with a copy thereof. Alternative methods may be applicable for satisfying the certification requirement described in (3) above. In addition, foreign trusts and their beneficiaries are subject to special rules. If you are a foreign trust or a beneficiary thereof, you should consult your own tax advisor regarding the certification requirements applicable to you.

If you do not claim, or do not qualify for, the benefit of the portfolio interest exemption, you may be subject to a 30% withholding tax on interest payments on the notes. However, you may be able to claim the benefit of a reduced withholding tax rate under an applicable income tax treaty between your country of residence and the U.S. Non-U.S. Holders are urged to consult their own tax advisors regarding their eligibility for treaty benefits. The required information for claiming treaty benefits is generally submitted, under current regulations, on Form W-8BEN. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number.

Disposition of the notes. A Non-U.S. Holder will generally not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange, redemption (including pursuant to an offer by the Company) or other disposition of a note (except to the extent proceeds are attributable to accrued but unpaid interest on the notes, which will be treated as interest). A Non-U.S. Holder may, however, be subject to U.S. federal income tax on such gain if: (1) it is a nonresident alien individual who was present in the United States for 183 days or more in the taxable year of the disposition; or (2) the gain is effectively connected with the conduct of a U.S. trade or business, as provided in applicable U.S. tax rules (in which case the U.S. branch profits tax may also apply), unless an applicable income tax treaty provides otherwise.

Information reporting and backup withholding. We must report annually to the IRS and to each Non-U.S. Holder any interest that is subject to U.S. withholding taxes or that is exempt from U.S. withholding taxes pursuant to an income tax treaty or certain provisions of the Code. Copies of these information returns may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder generally will not be subject to backup withholding at the current rate of 28% with respect to payments of interest on the notes as long as the Non-U.S. Holder (i) has furnished to the payor a valid IRS Form W-8BEN certifying, under penalties of perjury, its status as a non-U.S. person, (ii) has furnished to the payor other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury regulations, or (iii) otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

The payment of the gross proceeds from the sale, exchange, redemption or other disposition of the notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange, redemption or other disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the gross proceeds from the sale, exchange, redemption or other disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, Treasury regulations require information reporting (but not back-up withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, that such evidence is incorrect.

Any amounts withheld under the backup withholding rules my be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

U.S. federal estate tax. A note held or beneficially owned by an individual who, for estate tax purposes, is not a citizen or resident of the United States at the time of death will not be includable in the decedent’s gross estate for U.S. estate tax purposes, provided that (i) such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and (ii) at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States. In addition, the U.S. estate tax may not apply with respect to such note under the terms of an applicable estate tax treaty.

THE FOREGOING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF NOTES IN LIGHT OF THE HOLDER’S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO ANY TAX CONSEQUENCES TO THEM FROM THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer which requests it in the letter of transmittal, for use in any such resale. In addition, until November 6, 2006, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the exchange notes and guarantees by those of the guarantors incorporated or organized under the laws of the State of Delaware or The Commonwealth of Massachusetts, including with respect to their validity and enforceability, will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Some partners of Ropes & Gray LLP are members of RGIP, LLC, which is an investor in certain investment funds managed by Bain Capital Partners, LLC and often a co-investor with such funds. RGIP, LLC directly and indirectly owns shares of the capital stock of Holdings representing less than 1% of the outstanding shares of stock of Holdings. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the States of California, Illinois and Texas will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the State of Georgia will be passed upon for us by Powell Goldstein LLP. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the State of Indiana will be passed upon for us by Barnes & Thornburg LLP. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the State of Kansas will be passed upon for us by Foulston Siefkin LLP. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the State of Louisiana will be passed upon for us by Liskow & Lewis, A PLC. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the State of Nevada will be passed upon for us by Woodburn and Wedge. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the State of Oregon will be passed upon for us by Stoel Rives LLP. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the Commonwealth of Pennsylvania will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the State of Tennessee will be passed upon for us by Trauger & Tuke. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the Commonwealth of Virginia will be passed upon for us by Hirschler Fleischer P.C. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the State of West Virginia will be passed upon for us by Steptoe & Johnson PLLC. Certain legal matters relating to those of the guarantors incorporated or organized under the laws of the State of Wisconsin will be passed upon for us by LaFollette Godfrey & Kahn, an office of Godfrey & Kahn, S.C.

EXPERTS

The consolidated financial statements of CRC Health Corporation (formerly known as CRC Health Group, Inc.) and subsidiaries as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus, and the consolidated financial statements of National Specialty Clinics, Inc. and subsidiaries as of December 19, 2003 and for the period from January 1, 2003 to December 19, 2003, also included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ST Holding, LLC at December 31, 2004 and 2003, and for the two years ended December 31, 2004 and for the period from March 25, 2002 through December 31, 2002, included in this registration statement of CRC Health Corporation, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-4 under the Securities Act with the Commission with respect to the issuance of the exchange notes. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Certain parts of this registration statement are omitted in accordance with the rules and regulations of the Commission. For further information about us and the exchange notes, we refer you to the registration statement. You should be aware of the statements made in this prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of these documents in the prospectus, these statements should be read along with the full and complete text of the related documents.

We have agreed that, whether or not we are required to do so by the Commission, after consummation of the exchange offer or the effectiveness of a shelf registration statement, for so long as any of the exchange notes remain outstanding, we will furnish to the holders of the exchange notes (if not filed with the Commission) or we will file with the Commission, within the time periods specified in the rules and regulations of the Commission:

•	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file these forms, including a “Management’s discussion and analysis of financial condition and results of operations,” and, with respect to the annual information only, a report thereon by our independent registered public accountants; and

•	all reports that would be required to be filed with the Commission on Form 8-K if we were required to file these reports.

Any reports or documents we file with the Commission, including the registration statement, may be inspected and copied at the Public Reference Section of the Commission located at 100 F Street, NE, Washington, D.C. 20549. Copies of these reports or other documents may be obtained at prescribed rates from the Public Reference Section of the Commission at 100 F Street, NE, Washington, D.C. 20549. For further information about the Public Reference Section, call 1-800-SEC-0330. The Commission also maintains a website on the internet that contains reports and other information that is filed through the Commission’s Electronic Data Gathering Analysis and Retrieval System, and such website is located at http://www.sec.gov.

CRC HEALTH CORPORATION

(FORMERLY KNOWN AS CRC HEALTH GROUP, INC.)

INDEX TO FINANCIAL INFORMATION

Page
CRC HEALTH CORPORATION (FORMERLY KNOWN AS CRC HEALTH GROUP, INC.)

Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets as of December 31, 2005, 2004 and 2003	F-3

Consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003	F-4

Consolidated statements of mandatorily redeemable stock and stockholders’ equity (deficit) for the years ended December 31, 2005, 2004 and 2003	F-5

Consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003	F-7

Notes to consolidated financial statements	F-8

CRC HEALTH CORPORATION INTERIM FINANCIAL STATEMENTS

Condensed consolidated balance sheets as of March 31, 2006 (unaudited) and December 31, 2005	F-52

Condensed consolidated statements of operations (unaudited) for the two months ended March 31, 2006 (Successor), one month ended January 31, 2006 (Predecessor) and three months ended March 31, 2005 (Predecessor)

F-53

Condensed consolidated statements of mandatorily redeemable stock and stockholder’s equity (unaudited) for the two months ended March 31, 2006 (Successor) and one month ended January 31, 2006 (Predecessor)

F-54

Condensed consolidated statements of cash flows (unaudited) for the two months ended March 31, 2006 (Successor), one month ended January 31, 2006 and three months ended March 31, 2005 (Predecessor)	F-55

Notes to condensed consolidated financial statements	F-56

ST HOLDING, LLC
Report of Independent Accountants	F-80
Consolidated balance sheets as of December 31, 2004 and 2003	F-81
Consolidated statements of operations for the years ended December 31, 2004 and 2003, and for the period from March 25, 2002 through December 31, 2002	F-82
Consolidated statements of changes in member’s equity (deficit) for the years ended December 31, 2004 and 2003, and for the period from March 25, 2002 through December 31, 2002	F-83
Consolidated statements of cash flows for the the years ended December 31, 2004 and 2003, and for the period from March 25, 2002 through December 31, 2002	F-84
Notes to consolidated financial statements	F-85

NATIONAL SPECIALITY CLINICS, INC. AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm	F-89
Consolidated balance sheet as of December 19, 2003	F-90
Consolidated statements of income for the period from January 1, 2003 through December 19, 2003	F-91
Consolidated statements of changes in shareholders’ equity for the period from January 1, 2003 through December 19, 2003	F-92
Consolidated statements of cash flows for the period from January 1, 2003 through December 19, 2003	F-93
Notes to consolidated financial statements	F-94

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CRC Health Corporation:

We have audited the accompanying consolidated balance sheets of CRC Health Corporation (formerly known as CRC Health Group, Inc.) and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, mandatorily redeemable stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CRC Health Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

March 31, 2006, except for Note 16,

as to which the date is June 20, 2006

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Consolidated Balance Sheets

as of December 31, 2005 And 2004

(In thousands, except share amounts)

	2005	2004
ASSETS
CURRENT ASSETS:
Cash	$5,077	$10,563
Accounts receivable, net of allowance for doubtful accounts of $4,459 in 2005 and $3,519 in 2004	23,418	20,311
Prepaid expenses	4,510	4,934
Other current assets	2,832	1,005
Deferred income taxes	4,264	4,174

Total current assets	40,101	40,987
PROPERTY AND EQUIPMENT—Net	49,074	27,809
GOODWILL	265,977	167,194
OTHER INTANGIBLE ASSETS—Net	60,008	22,267
OTHER ASSETS	8,994	4,438

TOTAL	$424,154	$262,695

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$5,348	$3,038
Accrued liabilities	14,400	10,755
Income taxes payable	3,384	5,517
Current portion of long-term debt	11,550	6,575
Other current liabilities	3,135	2,609

Total current liabilities	37,817	28,494
LONG-TERM DEBT—Less current portion	248,381	116,768
OTHER LONG-TERM LIABILITIES	469	797
DEFERRED INCOME TAXES	9,877	7,030

Total liabilities	296,544	153,089

MANDATORILY REDEEMABLE STOCK—324,731,796 shares authorized; 262,399,056 shares issued and outstanding at December 31, 2005 and 2004 (liquidation preference of $122,600)	115,625	115,418

STOCKHOLDERS’ EQUITY (DEFICIT):
Series A common stock, $0.000001 par value—378,090,843 shares authorized; 8,652,429 and 8,047,637 shares issued and outstanding at December 31, 2005 and 2004
Deferred stock-based compensation
Additional paid-in capital	215	129
Retained earnings (accumulated deficit)	11,770	(6,231)
Accumulated other comprehensive income		290

Total stockholders’ equity (deficit)	11,985	(5,812)

TOTAL	$424,154	$262,695

See notes to consolidated financial statements.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Consolidated Statements of Operations

For the years ended December 31, 2005, 2004 and 2003

(In thousands)

	2005	2004	2003
NET REVENUE:
Net client service revenue	$205,833	$163,705	$101,411
Other revenue	3,189	1,898	1,093

Net revenue	209,022	165,603	102,504

OPERATING EXPENSES:
Salaries and benefits	96,241	77,784	57,088
Supplies and facilities cost	54,827	41,588	27,738
Insurance	2,305	2,511	1,987
Provision for bad debts	3,041	2,834	3,220
Depreciation and amortization	3,850	3,699	2,209
Write-off of intangible assets	41

Total operating expenses	160,305	128,416	92,242

INCOME FROM OPERATIONS	48,717	37,187	10,262
INTEREST EXPENSE	(19,814)	(13,965)	(6,564)
OTHER FINANCING COSTS	(2,185)		(8,331)
OTHER INCOME (EXPENSE)	2,199	(12)	(4)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	28,917	23,210	(4,637)
INCOME TAX EXPENSE (BENEFIT)	10,916	9,996	(3,081)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	18,001	13,214	(1,556)
DISCONTINUED OPERATIONS (Note 4):
Income (loss) from discontinued operations before income income taxes, including loss on disposal of $2,241 in December 31, 2004		(2,015)	259
Income tax expense (benefit)		(257)	(17)

Net income (loss) from discontinued operations	—	(1,758)	276

NET INCOME (LOSS)	$18,001	$11,456	$(1,280)

See notes to consolidated financial statements.

CRC HEALTH CORPORATION

(Formely Known as CRC Health Group, Inc.)

Consolidated Statements of Mandatorily Redeemable Stock and Stockholders’ Equity (Deficit)

For the years ended December 31, 2005, 2004 and 2003

(In thousands, except per share and share amounts)

	Redeemable Convertible Preferred and A-1 Common Stock		Series A Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2002	51,973,902	$42,567	20,652,441	$—	$1,098	$(269)	$—	$(9,178)	$(8,349)
Issuance of Series B-1 and Series B-2 redeemable convertible preferred stock for cash at $1.38 and $1.10 per share, in February 2003, net of issuance costs of $4,281	20,070,011	21,820
Repurchase and retirement of Series A convertible preferred stock at $1.10 per share in February 2003	(982,375)	(1,081)
Repurchase and retirement of Series A common stock at $1.10 per share in February 2003			(4,545,453)		(1,098)			(3,902)	(5,000)
Repurchase and retirement of Series A and A-1 common stock at $0.38 per share in December 2003	(296,147)		(8,754,971)					(3,327)	(3,327)
Exercise of options in 2003			597,845		12				12
Warrants issued in conjunction with the subordinated debt in December 2003, at fair value		4,690			105				105
Issuance of Series C preferred stock for cash at $0.46 per share in December 2003, net of issuance costs of $2,137	95,652,174	41,863
Exchange of Series B, Series B-1, and Series B-2 redeemable convertible preferred stock to Series C preferred stock in December 2003	(41,909,091)
Issuance of Series C preferred stock upon the exchange of Series B, Series B-1, and Series B-2 redeemable convertible preferred stock	100,217,391
Amortization of stock-based compensation						155			155
Net loss and comprehensive loss								(1,280)	(1,280)

BALANCE—December 31, 2003	224,725,865	$109,859	7,949,862	$—	$117	$(114)	$—	$(17,687)	$(17,684)

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Consolidated Statements of Mandatorily Redeemable Stock and Stockholders’ Equity (Deficit)—(Continued)

For the years ended December 31, 2005, 2004 and 2003

(In thousands, except per share and share amounts)

	Redeemable Convertible Preferred and A-1 Common Stock		Series A Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2003	224,725,865	$109,859	7,949,862	$—	$117	$(114)	$—	$(17,687)	$(17,684)
Issuance of Series C preferred stock for cash at $0.46 per share in February 2004, net of issuance costs of $349	12,843,113	5,559
Exchange of Series A preferred stock to Series A-2 preferred stock in February 2004	(17,846,634)
Issuance of Series A-2 preferred stock upon the exchange of Series A preferred stock	42,676,712
Exercise of options in 2004			97,775		12				12
Amortization of stock-based compensation						114			114
Comprehensive income:
Net income								11,456	11,456
Fair value of interest rate swap (net of tax of $193)							290		290

Comprehensive income									11,746

BALANCE—December 31, 2004	262,399,056	115,418	8,047,637		129		290	(6,231)	(5,812)
Warrants issued in conjunction with the issuance of Series C preferred stock		207
Exercise of options in 2005			604,792		86				86
Comprehensive income:
Net income								18,001	18,001
Cancellation of interest rate swap (net of tax of $193)							(290)		(290)

Comprehensive income									17,711

BALANCE—December 31, 2005	262,399,056	$115,625	8,652,429	$—	$215	$—	$—	$11,770	$11,985

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003

(In thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$18,001	$11,456	$(1,280)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on disposal of discontinued operation		2,241
Depreciation and amortization	3,850	3,867	2,320
Write-off of intangible assets	41
Non-cash interest and other financing costs	3,837	1,506	2,920
Non-cash forgiveness of note receivable from CEO	205	210	123
Provision for bad debts	3,041	2,948	3,260
Stock-based compensation		114	155
Deferred income taxes	1,933	1,817	(3,179)
Changes in current assets and liabilities:
Accounts receivable	(5,866)	(3,804)	(4,469)
Prepaid expenses	706	(1,470)	1,248
Other current assets	(2,688)	(90)	287
Other assets	(722)	(372)	52
Accounts payable	1,538	446	99
Accrued liabilities	2,631	1,019	519
Income taxes payable	(2,133)	4,473	1,161
Other current liabilities	(247)	1,393	(156)
Other long-term liabilities	(328)	(181)	214

Net cash provided by operating activities	23,799	25,573	3,274

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(10,605)	(7,318)	(2,408)
Restricted cash			500
Acquisition of CAPS—net of cash acquired		(168)	(40,725)
Acquisition of CBH		(16)	(3,397)
Acquisition of NSC—net of cash acquired		(148)	(92,995)
Acquisition of LHC—net of cash acquired	210	(16,558)
Acquisition of Sierra Tucson	(132,075)
Acquisition of Sixth Street	(759)
Acquisition of Montecatini	(4,744)
Acquisition of Wellness Resource Center	(5,977)
Acquisition of 4therapy	(4,975)
Acquisition of registration rights	(200)
Proceeds from sale of discontinued operations		1,478

Net cash used in investing activities	(159,125)	(22,730)	(139,025)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series B, Series B-1 and Series B-2 convertible preferred stock-net			21,820
Proceeds from issuance of Series C convertible preferred stock-net		5,559	41,863
Repurchase of common stock			(8,327)
Repurchase of Series A convertible preferred stock			(1,081)
Stock options exercised	86	12	12
Proceeds from term loans	205,000		125,000
Proceeds from senior and junior subordinated notes			50,000
Repayment of capital lease obligations	(78)	(84)	(41)
Repayments of term loans	(76,394)	(4,630)	(65,800)
Repayments of senior and junior subordinate notes			(21,000)
Repayments of promissory notes	(2,007)	(258)	(235)
Proceeds from revolver loan	13,000	5,000
Repayments of revolver loan	(3,500)	(5,000)	(300)
Debt financing costs	(6,267)		(4,402)

Net cash provided by financing activities	129,840	599	137,509

NET INCREASE IN CASH	(5,486)	3,442	1,758
CASH—Beginning of year	10,563	7,121	5,363

CASH—End of year	$5,077	$10,563	$7,121

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Note receivable from the sale of discontinued operation	$—	$250	$—

Acquisition of property and equipment under capital lease	$—	$—	$200

Payable in conjunction with the acquisition of property and equipment	$772	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$18,101	$12,572	$7,861

Cash paid for income taxes	$10,945	$5,025	$411

See notes to consolidated financial statements.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

1. Organization

CRC Health Group, Inc. (“Health Group”) was incorporated as a Delaware corporation on January 31, 2002, for the purpose of holding all of the securities of CRC Health Corporation (“CRC Health”) and eGetgoing, Inc. (“eGetgoing”), Delaware corporations that primarily provide chemical dependency treatment services.

On February 6, 2006, investment funds managed by Bain Capital Partners (“Bain Capital”) acquired CRC Health Group, Inc. for approximately $721.3 million. This transaction (“Bain Merger”) was structured as a merger in which CRCA Merger Corporation, an indirect wholly owned subsidiary of CRCA Holdings, Inc., a newly-organized holding corporation controlled by Bain Capital, merged with and into Health Group with Health Group remaining as the surviving corporation. CRCA Merger Corporation and CRCA Holdings, Inc. are Delaware corporations. Immediately after the merger, CRC Health Corporation and eGetgoing, Inc. merged with and into Health Group with Health Group as the surviving entity. CRCA Holdings Inc. was renamed to CRC Health Group, Inc. and Health Group was renamed CRC Health Corporation (“the Company”).

The Company is headquartered in Cupertino, California and owns and operates drug and alcohol rehabilitation facilities and clinics specializing in the treatment of chemical dependency and other behavioral health disorders. The Company offers services including detoxification, inpatient treatment, day and intensive outpatient programs, aftercare, therapeutic living programs, and opiate treatment programs and operates 88 facilities and clinics in 21 states. eGetgoing makes high quality, confidential chemical dependency treatment available to a large segment of the population through internet delivery.

2. Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash—Cash includes cash in demand accounts. At December 31, 2005 and 2004 all cash was on deposit with major domestic banks.

Property, Plant, and Equipment—Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed on a straight-line basis over the estimated useful lives of the assets, generally 3 to 7 years, except for buildings, which are depreciated over 30 years. Leasehold improvements and assets held under capital leases are amortized using the straight-line method over the life of the lease, or the estimated useful life of the asset, whichever is shorter. Maintenance and repairs are charged to operations as incurred.

Capitalized Financing Costs—Costs related to obtaining financing and long-term debt are capitalized and amortized using the effective interest method in 2005. Prior to 2005, the Company amortized such costs on a

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

straight-line basis over the life of the applicable debt. Management does not believe that the difference between the effective interest and the straight-line method had a material impact. As of December 31, 2005, 2004 and 2003, other long-term assets includes capitalized financing costs of $8,247,747, $3,609,232 and $4,377,622, net of accumulated amortization of $1,233,508, $792,733 and $24,343.

Other Financing Costs—Other financing costs written off in 2005 and 2003 include charges associated with the early extinguishment of borrowings, including amounts paid for prepayment premiums and additional interest, capitalized financing costs and debt discounts associated with the retired debt.

Goodwill—Goodwill arising from business combinations is capitalized. Goodwill is not amortized but is subject to an impairment test at least annually. In addition, the Company assesses the carrying value and future useful lives of goodwill whenever events or changes in circumstances indicate that impairment may have occurred or that the future life has diminished. No impairment to the carrying value of goodwill was identified by the Company during the years ended December 31, 2005, 2004 and 2003.

Other Intangible Assets—Other identifiable intangible assets, which include the value assigned to certain certificates of need, regulatory licenses, a covenant not to compete, trademarks and tradenames, registration rights, core developed technology and to certain third-party reimbursement contracts, obtained by the Company through acquisition, are reported separately from goodwill. Intangible assets determined to have an indefinite useful life, which include the value assigned to the certificates of need, certain regulatory licenses and trademarks and tradenames, are not being amortized by the Company. Other intangibles are amortized on a straight-line basis over the estimated life of the underlying contracts, generally 30 years for contracts, three to five years for the covenant not to compete, five years for the core developed technology and two years for the registration rights. Other intangible assets not subject to amortization are subject to an impairment test at least annually. In 2005, the Company recorded an impairment of $41,210 in connection with the carrying value of other intangible assets related to the Center for Behavioral Health of California, Inc. (see Note 3). No impairment to the carrying value of other intangible assets was identified during the years ended December 31, 2004 or 2003.

Income Taxes—The Company accounts for income taxes under an asset and liability approach. Deferred income tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using tax rates in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition—Revenue is recognized when rehabilitation and treatment services are provided to a client. Client service revenue is reported at the estimated net realizable amounts from clients, third-party payors and others for services rendered. Revenue under third-party payor agreements is subject to audit and retroactive adjustment. Provisions for estimated third-party payor settlements are provided for in the period the related services are rendered and adjusted in future periods as final settlements are determined. The Company has recorded a reserve of $203,889, $545,213 and $886,672 at December 31, 2005, 2004 and 2003, respectively, related to such settlements, which has been recorded as a component of other long-term liabilities in the accompanying balance sheets. The Company, from time to time, may provide charity care to a limited number of clients. The Company does not record revenues or receivables for charity care provided. Advance billings for client services are deferred and recognized as the related services are performed.

Advertising Costs—Advertising costs, included in supplies and facilities cost, are expensed as incurred. Advertising costs for the years ended December 31, 2005, 2004 and 2003 were $781,534, $715,481 and $463,553.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Concentration of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company’s cash accounts are maintained with financial institutions in the United States of America. At times, deposits in these institutions may exceed federally insured limits. The Company’s accounts receivable are primarily derived from methadone treatment, detoxification, psychological evaluations, counseling, education and other related rehabilitation services provided to clients located in the United States of America. As of December 31, 2005 and for the year then ended, approximately 40% of accounts receivable and 26% of net client service revenue was derived from county, state and federal contracts under Medicaid and other programs. In the event of cancellation or curtailment of these programs or default on these accounts receivable, the Company’s operating results and financial position would be adversely affected. The Company performs ongoing credit evaluations of its third-party insurance payors’ financial condition and generally requires advance payment from its clients who do not have verifiable insurance coverage. The Company maintains an allowance for doubtful accounts to cover potential credit losses based upon the estimated collectibility of accounts receivable.

Fair Value of Financial Instruments—The carrying value of the Company’s financial instruments, which include cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short maturities. We have considered the borrowing rates currently available to the Company for loans with similar terms and the anticipated payment of our debt from the transaction discussed in Note 17 and concluded that the carrying value of our debt approximates fair value. The fair value of the interest rate swap is estimated based upon quoted market prices of comparable agreements (see Note 10).

Interest Rate Swaps—Interest rate swaps are used principally in the management of the Company’s interest rate exposures and are recorded on the balance sheet at fair value. If the swap is designated as a cash flow hedge, the effective portions of changes in the fair value of the swap are recorded in other comprehensive income. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the swap is not designated as a cash flow hedge, the changes in the fair value of the swap are recorded in other income (expense).

Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised values, depending on the nature of the asset. No impairments of long-lived assets were recorded during the years ended December 31, 2005, 2004 and 2003.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Stock-Based Compensation—The Company accounts for its stock-based compensation plan in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. As permitted under SFAS No. 123, the Company uses the intrinsic value-based method of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s shares and the exercise price of the option. Compensation cost for stock options, if any, is recognized ratably over the vesting period. Had the Company recorded compensation expense based on the estimated grant-date fair value, as defined by SFAS No. 123, the Company’s pro forma income (loss) would have been as follows (in thousands):

	2005	2004	2003
Net income (loss)—as reported	$18,001	$11,456	$(1,280)
Less stock-based employee compensation expense determined under fair value based method for all awards	(92)	(101)	(170)

Pro forma net income (loss)	$17,909	$11,355	$(1,450)

In accordance with the provisions of the minimum value method prescribed by SFAS No. 123, which assumes an expected volatility of zero, the fair value of each option grant is estimated using the following weighted average assumptions:

	2005	2004	2003
Dividend yield	None	None	None
Risk free interest rate	3.43% to 4.47%	3.43% to 4.47%	2.54% to 4.34%
Expected term—in years	4	4	4

The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services.

Segment Reporting—The Company applies SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas, and major customers. The Company has determined that it operates in two segments: (1) Residential Treatment Services (“Residential”) and (2) Opiate Treatment Services (“Opiate”) (see Note 16).

Recently Issued Accounting Standards—In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payments, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. The effective date is the first interim or annual reporting period beginning after December 15, 2005. The Company will be required to record future grants of options at fair value, and while management has not fully studied the impacts of such adoption, incremental noncash compensation charges will be incurred and could have significant impact on the Company’s future results of operations.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections, effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 requires retrospective application of changes in accounting principles to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. Management does not believe that the adoption of this accounting standard will have a material impact on its consolidated financial statements.

In June 2005, the FASB issued FASB Staff Position (“FSP”) 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, to address whether freestanding warrants and other similar instruments on shares that are redeemable would be subject to the requirements of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The effective date is the first reporting period beginning after June 30, 2005. The adoption of this accounting standard will require the Company to classify their warrants as liabilities and to recognize the warrants at their fair value with the difference between the fair value and the carrying value being recognized as a cumulative change in accounting and while management has not fully studied the impact of such adoption, certain reclassifications could have a significant impact on the Company’s future financial position and results of operations.

In October 2005, the FASB issued FSP FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period, to specify the proper accounting for rental costs associated with building or ground operating leases during a construction period. The FASB concluded that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Accordingly, a lessee may not capitalize rental costs incurred during a rental period. The effective date is the first reporting period beginning after December 15, 2005. Management does not believe that the adoption of this accounting standard will have a material impact on its consolidated financial statements.

3. Acquisitions

Sierra Tucson, L.L.C.—On May 11, 2005, the Company acquired substantially all of the assets of Sierra Tuscon, L.L.C. (“Sierra Tucson”) for approximately $132.1 million in cash, including acquisition related expenses. Sierra Tucson specializes in providing inpatient rehabilitation treatment services to individuals suffering from addiction and other behavioral health disorders. Management expects that this acquisition will allow the Company to service a target demographic not previously served by the Company and will contribute to the continued building of a nationwide network of behavioral health facilities. The acquisition was accounted for as a purchase and, accordingly the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. Sierra Tucson’s results of operations are included in the Company’s consolidated statement of operations from the date of acquisition.

A summary of the acquisition follows (in thousands):

Cash	$129,415
Acquisition costs	2,660

Total consideration	$132,075

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Allocation of the aggregate purchase price to the assets and liabilities acquired is as follows (in thousands):

Current assets	$624
Property and equipment	12,045
Other assets	909
Goodwill	84,841
Intangible assets	35,400
Liabilities assumed	(1,744)

Total purchase price	$132,075

Intangible assets relate primarily to the value assigned to certain trademarks and tradenames and regulatory licenses. Such assets have been determined to have an indefinite useful life and, accordingly, are not being amortized by the Company. All of the $84.8 million that was assigned to goodwill is expected to be fully deductible for tax purposes.

Pro forma effect as if Sierra Tucson had been acquired by the Company on January 1, 2004 is as follows (in thousands, unaudited):

	2005	2004
Net revenue	$221,178	$195,500

Income from continuing operations before income taxes	$33,767	$34,073

Net income	$20,862	$19,773

4therapy.com NETWORK—On October 7, 2005, the Company acquired substantially all of the assets of 4therapy.com NETWORK (“4therapy”) for approximately $5 million, including acquisition related expenses. In the event that 4therapy meets certain milestones relating to the generation of referrals in the first and second year after closing, the Company is obligated to make certain earn-out payments in the amount of up to $1.8 million in the first year and up to $2.0 million in the second year. 4therapy is a nationwide network that uses the Internet and a call center as low-cost delivery vehicles to provide branded, integrated, web-based solutions to mental health professionals, drug and alcohol treatment centers, eating disorder clinics, rapid detoxification facilities and consumers. 4therapy also licenses its content to corporate employers. Management believes that the acquisition of 4therapy will provide the Company a significant competitive advantage in marketing other facilities and converting Internet referrals into increased census at other facilities. The acquisition was accounted for as a purchase and, accordingly the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations of 4therapy have been included in the consolidated statements of operations since the date of acquisition.

A summary of the acquisition follows (in thousands):

Cash	$4,957
Acquisition costs	18

Total consideration	$4,975

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Allocation of the aggregate purchase price to the assets and liabilities acquired is as follows (in thousands):

Current assets	$21
Property and equipment	118
Other assets	3
Goodwill	3,420
Other intangible assets	2,500
Deferred tax liabilities	(1,015)
Other liabilities assumed	(72)

Total purchase price	$4,975

Other intangible assets relate primarily to the value assigned to core developed technology and are being amortized on a straight-line basis over a useful life of 5 years. All of the $3.4 million that was assigned to goodwill is expected to be fully deductible for tax purposes.

Pro forma effect as if 4therapy had been acquired by the Company on January 1, 2004 is as follows (in thousands, unaudited):

	2005	2004
Net revenue	$209,895	$166,332

Income from continuing operations before income taxes	$29,135	$23,311

Net income	$18,125	$13,268

Wellness Resource Center—Effective as of September 30, 2005, the Company acquired substantially all the assets of Wellness Resource Center, Inc. (“Wellness Resource Center”) for approximately $6.0 million, including acquisition related expenses. Wellness Resource Center is an extended care residential facility located in Boca Raton, Florida that primarily treats patients with dual diagnosis and individuals with multiple relapses. Management believes that the Wellness Resource Center compliments the treatment services that the Company’s residential treatment division provides. Furthermore the Company believes that there is an expanding dual diagnosis patient population and a growing need for extended care treatment. The acquisition was accounted for as a purchase and, accordingly the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations of Wellness Resource Center have been included in the consolidated statements of operations since the date of acquisition.

A summary of the acquisition follows (in thousands):

Cash	$5,970
Acquisition costs	7

Total consideration	$5,977

Allocation of the aggregate purchase price to the assets and liabilities acquired is as follows (in thousands):

Current assets	$13
Property and equipment	20
Goodwill	5,980
Liabilities assumed	(36)

Total purchase price	$5,977

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

All of the $6.0 million that was assigned to goodwill is expected to be fully deductible for tax purposes.

Pro forma effect as if Wellness Resource Center had been acquired by the Company on January 1, 2004 is as follows (in thousands, unaudited):

	2005	2004
Net revenue	$212,206	$169,218

Income from continuing operations before income taxes	$29,947	$24,099

Net income	$18,606	$13,734

Montecatini—On September 29, 2005 the Company acquired substantially all the assets of Montecatini, Inc. (“Montecatini”) for approximately $4.7 million in cash, including acquisition related expenses. Montecatini is a high end, established eating disorder facility located in southern California. Management believes that the demand for eating disorder treatment, combined with Montecatini’s strong reputation and the Company’s expertise in residential treatment, will enable the Company to grow the eating disorder program. The acquisition was accounted for as a purchase and, accordingly the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations of Montecatini have been included in the consolidated statements of operations since the date of acquisition.

A summary of the acquisition follows (in thousands):

Cash	$4,734
Acquisition costs	10

Total consideration	$4,744

Allocation of the aggregate purchase price to the assets and liabilities acquired is as follows (in thousands):

Current assets	$3
Property and equipment	950
Goodwill	3,803
Liabilities assumed	(12)

Total purchase price	$4,744

All of the $3.8 million that was assigned to goodwill is expected to be fully deductible for tax purposes.

Pro forma effect as if Montecatini had been acquired by the Company on January 1, 2004 is as follows (in thousands, unaudited):

	2005	2004
Net revenue	$210,299	$167,222

Income from continuing operations before income taxes	$29,273	$24,299

Net income	$18,211	$13,856

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Sixth Street Clinic, Inc.—On June 3, 2005, the Company acquired substantially all the assets of the Sixth Street Clinic, Inc. (“Sixth Street”), a methadone maintenance treatment clinic located in Albuquerque, New Mexico, for approximately $759,000 in cash, including acquisition related expenses. The acquisition is anticipated to broaden the Company’s methadone treatment base in the New Mexico region. The results of operations of Sixth Street have been included in the consolidated statements of operations since the date of acquisition. In connection with the transaction, the Company recorded goodwill of approximately $742,000 and that amount is expected to be fully deductible for tax purposes.

Pro forma effect as if Sixth Street had been acquired by the Company on January 1, 2004 is as follows (in thousands, unaudited):

	2005	2004
Net revenue	$209,299	$166,214

Income from continuing operations before income taxes	$28,945	$23,242

Net income	$18,017	$13,233

Sheltered Living Incorporated (doing business as Life Healing Center)—On July 15, 2004, the Company acquired all of the outstanding stock of Sheltered Living Incorporated (“LHC”) for approximately $16.7 million in cash, including acquisition related expenses. LHC is a therapeutic residential facility in Santa Fe, New Mexico. Management expects that this acquisition will enhance the Company’s service offerings. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their respective fair values. LHC’s results of operations are included in the Company’s consolidated statements of operations from the date of acquisition.

A summary of the acquisition follows (in thousands):

Cash	$15,927
Acquisition costs	759
Net of cash acquired	(128)

Total consideration	$16,558

Allocation of the aggregate purchase price to the assets and liabilities acquired is as follows (in thousands):

Current assets	$144
Property and equipment	1,115
Goodwill	16,667
Total liabilities	(1,368)

Total purchase price	$16,558

None of the $16.7 million that was assigned to goodwill is deductible for tax purposes.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Pro forma effect as if LHC had been acquired by the Company on January 1, 2004 is as follows (in thousands, unaudited):

2004
Net revenue	$169,186

Income from continuing operations before income taxes	$22,676

Net income	$12,898

National Specialty Clinics, Inc.—On December 19, 2003, the Company acquired all of the outstanding stock of National Specialty Clinics, Inc. (“NSC”) for approximately $93.5 million in cash, including acquisition related expenses. NSC owns and operates methadone maintenance treatment clinics. Management expects that this acquisition will increase the Company’s presence throughout the U.S., integrate stable processes and systems into the management and operation of facilities, and add skilled personnel that will enhance its service offerings. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their respective fair values. NSC’s results of operations are included in the Company’s consolidated statements of operations from the date of acquisition.

A summary of the acquisition follows (in thousands):

Cash	$91,600
Acquisition costs	1,878
Net of cash acquired	(483)

Total consideration	$92,995

Allocation of the aggregate purchase price to the assets and liabilities acquired is as follows (in thousands):

Current assets	$325
Property and equipment	1,407
Goodwill	82,870
Other intangible assets	16,742
Deferred tax liabilities	(6,669)
Other liabilities assumed	(1,680)

Total purchase price	$92,995

Other intangible assets relate primarily to the value assigned to certain certificates of need held by NSC. Such assets have been determined to have an indefinite useful life and, accordingly, are not being amortized by the Company. Of the $82.9 million that was assigned to goodwill, $24.7 million is expected to be deductible for tax purposes.

Comprehensive Addiction Programs, Inc.—On February 21, 2003, the Company acquired all of the outstanding stock of Comprehensive Addiction Programs, Inc. (“CAPS”) for approximately $41.3 million in cash, including acquisition related expenses. CAPS owns and operates six residential treatment facilities and six

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

methadone maintenance treatment clinics located in Florida, Maryland, Massachusetts, North Carolina, Pennsylvania, South Dakota, and Virginia. Management expects that this acquisition will increase the Company’s presence throughout the U.S., provide the Company with access to state of the art treatment methods, and enhance the Company’s workforce. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their respective fair values. CAPS’ results of operations are included in the Company’s consolidated statements of operations from the date of acquisition.

A summary of the acquisition follows (in thousands):

Cash	$39,459
Acquisition costs	1,861
Net of cash acquired	(595)

Total consideration	$40,725

Allocation of the aggregate purchase price to the assets and liabilities acquired is as follows (in thousands):

Total current assets	$6,750
Property and equipment	12,738
Deferred tax assets	2,614
Goodwill	21,101
Other intangible assets	1,600
Other liabilities assumed	(4,078)

Total purchase price	$40,725

Other intangible assets relate to the value assigned to certain certificates of need held by CAPS. Such assets have been determined to have an indefinite useful life and, accordingly, are not being amortized by the Company. None of the $21.1 million that was assigned to goodwill is deductible for tax purposes.

Center for Behavioral Health of California, Inc.—On February 11, 2003, the Company acquired substantially all of the assets of the Center for Behavioral Health of California, Inc. (“CBH”), a methadone maintenance treatment clinic located in Sacramento, California, for approximately $3.4 million in cash, including acquisition related expenses. This acquisition is expected to enhance the Company’s delivery of treatment programs networked with other Company operations within the State of California. The results of operations of CBH have been included in the consolidated statements of operations since the date of acquisition. In connection with the transaction, the Company recorded goodwill of approximately $3.2 million and other intangible assets of $200,000. The other intangible assets relate to certain covenants not to compete which were being amortized over a period of three to five years. In 2005, the Company determined that there was no remaining value to the other intangible assets and recorded an impairment of $41,210, included in write-off of intangible assets in the consolidated statements of operations. These intangibles were included in the residential segment under the reporting requirements of SFAS No. 131 (see Note 16).

The Group—On February 22, 2002, the Company entered into a stock purchase agreement with The Group Corporations and The Group Partnerships (collectively referred to as “The Group”) which, consist of the

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

combined accounts of WCHS Inc., San Diego Health Alliance, WCHS of Colorado, Transcultural Health Development, Inc. (“THD”), Jeff Grand Management Co., Inc. (“Jeff Grand”), San Diego Treatment Services, California Treatment Services, Milwaukee Health Services, and Preferred Management Services to acquire all of the outstanding stock and partnership interests including certain assets and liabilities of The Group for $30.1 million. The Group owns and operates 26 methadone maintenance treatment clinics located in California, Washington, Colorado, New Mexico, Texas and Wisconsin.

The transaction closed on May 10, 2002, whereby the Company acquired all of the shares and partnership interests including certain assets and liabilities of The Group except for THD and Jeff Grand, which was contingent upon the transferring of certain county contracts to the Company. At the initial closing of the acquisition, THD and Jeff Grand had not completed the transfer of such contracts. As such, management service agreements were entered into between the Company and the owners of THD and Jeff Grand, whereby the Company managed the operations of the clinics and received a management fee equal to the amount of net income generated from the operations of the clinics. During the fiscal year ended December 31, 2002, the Company earned $102,740 and $110,461 in management fees from THD and Jeff Grand, respectively.

On January 14, 2003, the second and final closing occurred relating to the purchase of The Group, and the shares of THD and Jeff Grand were transferred to the Company as a result of the transferring of the outstanding county contracts to the Company from THD and Jeff Grand. Additional goodwill of $1.8 million was recorded at the time of transfer, and the management service agreements between the Company and THD and Jeff Grand were cancelled.

The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their respective fair values. The Group’s results of operations, except for THD and Jeff Grand, are included in the Company’s consolidated statements of operations from the date of acquisition. The results of operations of THD and Jeff Grand are included in the Company’s consolidated statements of operations from the date the county contracts were transferred.

A summary of the acquisition follows (in thousands):

Cash	$30,062
Acquisition costs	574

Total consideration	$30,636

Allocation of the aggregate purchase price to the assets and liabilities acquired is as follows (in thousands):

Total current assets	$276
Property and equipment	500
Goodwill	28,518
Other intangible assets	4,570
Deferred tax liabilities	(1,793)
Other liabilities assumed	(1,435)

Total purchase price	$30,636

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Other intangible assets represent Medicaid contracts that are being amortized on a straight-line basis over a useful life of 30 years and licenses that have been determined to have an indefinite useful life and, accordingly, are not being amortized by the Company. None of the $28.5 million that was assigned to goodwill is deductible for tax purposes.

Additional Pro Forma Information

The following represents the unaudited pro forma results of consolidated operations as if the aforementioned acquisitions had occurred on January 1, 2004 (in thousands):

	2005	2004
Net revenue	$226,789	$205,657

Income from continuing operations before income taxes	$35,399	$35,650

Net income	$21,817	$20,692

4. Discontinued Operation

On December 31, 2004, the Company sold certain assets of Stonehedge Convalescent Center, L.P. (“Stonehedge”) for $2,000,000, including cash of $1,750,000 and a promissory note of $250,000. The Company sold fixed assets with a net book value of $2,151,683. In addition, goodwill of $1,480,634 and intangible assets of $336,000 have been included in the carrying amount of Stonehedge for purposes of determining the loss on disposal. The amount of goodwill included in the carrying amount was based upon the relative fair value of Stonehedge in relation to the portion of the reporting unit that was retained. The Company incurred $272,288 in transaction costs in connection with this sale, resulting in a loss on the transaction of $2,240,605. The promissory note is included in other assets on the consolidated balance sheet and has an interest rate of 7% and principal payments are due over a 7-year period. Stonehedge was included in the residential segment under the reporting requirements of SFAS No. 131 (see Note 16).

This disposition qualifies as a discontinued operation component of the Company under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company has reported the results of operations of Stonehedge as discontinued operations within the Company’s statement of operations for all periods presented subsequent to the Company’s acquisition of Stonehedge as part of the CAPS acquisition in February 2003. The results of discontinued operations were as follows (in thousands):

	2005	2004	2003
Net client service and other revenue	$28	$4,749	$3,844
Operating expenses	9	4,523	3,585

Income from operations	19	226	259
Loss on sale from discontinued operation	(19)	(2,241)

Income (loss) from discontinued operations before income taxes	$—	$(2,015)	$259

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

5. Balance Sheet Components

Balance sheet components at December 31, 2005 and 2004 consist of the following at (in thousands):

	2005	2004
Other assets:
Capitalized financing costs—net	$8,248	$3,609
Deposits	246	380
Note receivable and accrued interest	500	250
Note receivable and accrued interest from CEO		199

	$8,994	$4,438

Accrued liabilities:
Accrued payroll and related expenses	$6,009	$5,890
Accrued vacation	2,841	2,143
Accrued interest	363	311
Accrued expenses	5,187	2,411

	$14,400	$10,755

Accounts receivable:
Accounts receivable	$27,092	$23,157
Unbilled client service fees	785	673

	27,877	23,830
Less allowance for doubtful accounts	(4,459)	(3,519)

Accounts receivable—net	$23,418	$20,311

The following schedule reflects activity associated with the Company’s allowance for doubtful accounts at December 31, 2005 and 2004 (in thousands):

	2005	2004
Allowance for Doubtful Accounts
Balance—Beginning of the period	$3,519	$2,200
Provision for bad debts	3,041	2,834
Write-off of uncollectible accounts	(2,101)	(1,515)

Balance—End of the period	$4,459	$3,519

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

6. Property and Equipment

Property and equipment at December 31, 2005 and 2004 consists of the following at (in thousands):

	2005	2004
Land	$3,826	$2,914
Building and improvements	36,002	19,021
Leasehold improvements	4,649	3,259
Furniture and fixtures	5,742	4,645
Computer equipment	4,165	2,711
Computer software	1,314	1,103
Motor vehicles	1,580	1,117
Construction in progress	3,568	1,299

	60,846	36,069
Less accumulated depreciation	(11,772)	(8,260)

Property and equipment—net	$49,074	$27,809

Depreciation expense, including depreciation of assets under capital leases, was $3,512,410, $3,656,881 and $2,110,222 for the years ended December 31, 2005, 2004 and 2003.

Property, plant, and equipment includes $0, $244,238 and $200,360 of telephone equipment and computer equipment under capital leases at December 31, 2005, 2004 and 2003. Accumulated depreciation of assets under capital leases totaled $0, $157,969 and $50,090 at December 31, 2005, 2004 and 2003.

7. Goodwill and Other Intangibles

Changes to goodwill by segment for the years ended December 31, 2005 and 2004 are as follows (in thousands):

	Residential	Opiate	Total
Goodwill—December 31, 2003	$37,647	$114,545	$152,192
LHC acquisition	16,667		16,667
Disposition of Stonehedge	(1,481)		(1,481)
Other adjustments	602	(786)	(184)

Goodwill—December 31, 2004	$53,435	$113,759	$167,194

Sierra Tucson acquisition	84,841		84,841
Sixth Street acquisition		742	742
Montecatini acquisition	3,803		3,803
Wellness Resource Center acquisition	5,980		5,980
4therapy acquisition	3,420		3,420
Other adjustments	(272)	269	(3)

Goodwill—December 31, 2005	$151,207	$114,770	$265,977

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Other intangible assets at December 31, 2005 and 2004 consist of the following (in thousands):

	Amortization Lives	2005	2004
Other intangible assets subject to amortization:
Medicaid contracts	30 years	$4,090	$4,090
Covenants not to compete	3 to 5 years	200	200
Registration rights	2 years	200
Core developed technology	5 years	2,500
Less accumulated amortization		(688)	(509)

Total other intangible assets subject to amortization		6,302	3,781

Other intangible assets not subject to amortization:
Certificates of need		18,006	18,006
Licenses		12,300	480
Trademark and tradename		23,400

Total other intangible assets not subject to amortization		53,706	18,486

Total		$60,008	$22,267

Amortization expense of other intangible assets was $337,732 for the year ended December 31, 2005, and $210,000 for each of the years ended December 31, 2004 and 2003. Estimated future annual amortization expense of those assets is as follows (in thousands):

2006	$803
2007	803
2008	661
2009	636
2010	521
Thereafter	2,878

Total	$6,302

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

8. Income Taxes

The provision for income taxes at December 31, 2005, 2004 and 2003 consists of the following at (in thousands):

	2005	2004	2003
Current:
Federal	$6,930	$6,176	$—
State and local	2,051	2,551	311

Total current	8,981	8,727	311

Deferred:
Federal	1,915	1,416	(2,654)
State and local	20	(147)	(738)

Total deferred	1,935	1,269	(3,392)

Income tax expense (benefit)	$10,916	$9,996	$(3,081)

The following table summarizes the differences between the federal statutory tax rate and the Company’s effective tax rate for financial statement purposes:

	2005	2004	2003
Statutory federal rate	35.0%	35.0%	(34.0)%
State taxes—net of federal tax benefit	4.7	7.3	(2.9)
Release of valuation allowance	(0.8)	(0.6)	(5.7)
Acquisition costs	0.0	0.0	(20.2)
Non deductible expenses	0.0	0.4	1.7
Prior year provision true-ups	(0.3)	0.3	5.0
Research and development credits	0.0	1.1	(5.4)
Other	(0.8)	(0.4)	(4.9)

Effective tax rate	37.8%	43.1%	(66.4)%

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Deferred tax assets and liabilities at December 31, 2005 and 2004 consist of the following at (in thousands):

	2005	2004
Deferred tax assets:
Reserves and allowances	$3,946	$3,974
Net operating loss carryforwards	4,690	5,299
Research credits	593	593
State taxes	318	255

Total	9,547	10,121
Valuation allowance	(2,075)	(2,334)

Total	7,472	7,787

Deferred tax liabilities:
Cash vs. accrual adjustment		(62)
Acquired intangible assets	(9,856)	(9,112)
Depreciation and amortization	(3,512)	(1,188)
Installment method on notes receivable		(88)
Other comprehensive income—interest rate swap	283	(193)

Total	(13,085)	(10,643)

Net deferred tax liability	$(5,613)	$(2,856)

At December 31, 2005, the Company had $9,847,450 and $22,176,233 of federal and state net operating loss carryforwards available to offset future taxable income, which expire in varying amounts beginning in 2022 and 2010. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period. At December 31, 2005, the Company’s net operating loss carryforwards may be subject to such limitations.

At December 31, 2005, the Company had $308,632 and $436,842 of federal and state research and development credit carryforwards. Federal credits will expire in varying amounts beginning in 2022. The state credits carryforward indefinitely.

The current year change in net deferred tax assets differs from the Company’s deferred tax expense as a result of the reversal of the deferred tax liability associated with other comprehensive income.

The Company has established a valuation allowance against certain deferred tax assets due to uncertainty surrounding the realization of such assets. Management evaluates on a periodic basis the recoverability of these deferred tax assets. At such time as it is determined that it is more likely than not that these deferred tax assets are realizable, the valuation allowance will be reduced. At December 31, 2005, the valuation allowance is attributable to certain net operating losses of eGetgoing, which are subject to limitation under Internal Revenue Code Section 382. Because of this limitation, the Company’s deferred tax liabilities do not form a basis for realization of the deferred tax assets associated with these net operating losses.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

9. Long-term debt

Long-term debt at December 31, 2005 and 2004 consists of the following at (in thousands):

	2005	2004
Promissory notes payable	$—	$2,007

Term loans:
2003 borrowing arrangements:
Tranche A term loan		46,000
Tranche B term loan		29,369
2005 borrowing arrangements	203,975

Total term loans	203,975	75,369

Revolving line of credit	9,500	—

Senior and junior subordinated notes:
2001 notes
2002 notes
Sub agreement, net of discount of $3,544 in 2005, $4,033 in 2004 and $4,771 in 2003	46,456	45,967

Total senior and junior subordinated notes	46,456	45,967

Total	259,931	123,343
Less current portion	(11,550)	(6,575)

Long-term debt—less current portion	$248,381	$116,768

Promissory Notes Payable—In connection with the acquisition of White Deer Run, Inc and White Deer Realty, LTD in 2001, the Company entered into two promissory notes with the sellers for $1,250,000 each. The notes payable bore interest at 10% per annum for the first two years from the date of the notes (February 1, 2001) and thereafter, at the rate of 7.5% per annum. For the first two years from the date of these notes, interest only was payable on March 31, June 30, September 30 and December 31 of each year commencing on March 31, 2001. Thereafter, principal and interest was payable on a quarterly basis commencing on March 31, 2003 in 32 equal consecutive installments. As part of the acquisition of Sierra Tucson (see Note 3) in May 2005, the outstanding balance on the promissory notes payable was paid in full. See additional discussion under 2005 Borrowing Arrangements.

Term Loans

2003 Borrowing Arrangements—In February 2003, the Company entered into a credit agreement (“Original Credit Agreement”) with certain lenders to (a) finance a portion of the purchase price of all of the capital stock of CAPS (See Note 3), (b) finance additional acquisitions, (c) provide working capital financing and (d) provide funds for other general corporate purposes. In connection with the Original Credit Agreement, the outstanding balances relating to the May 2002 term loan were repaid and the respective agreements terminated. Previously capitalized debt issuance costs associated with the term loan of $2,008,480 were charged to income in 2003 and are included in other financing costs.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Pursuant to the Original Credit Agreement, principal borrowings of up to $70,000,000 were made available to the Company through the following credit facilities:

1. Revolving Loans—Maximum borrowings not to exceed the greater of $10,000,000 or the computed value of eligible accounts receivables.

2. Term Loans—Two term loans aggregating $45,000,000. Quarterly principal and interest payments were required beginning June 2003.

3. Acquisition Loan—Maximum borrowing not to exceed $15,000,000.

In December 2003, the Company entered into an Amended and Restated Credit Agreement (the “Credit Agreement”), with certain lenders to finance a portion of the purchase price of NSC. As a result, all previously outstanding amounts under the Original Credit Agreement were repaid and unamortized capitalized debt issuance costs of $3,767,302 were recorded in other financing costs during 2003. The Original Credit Agreement was amended and restated to provide, among other things that the Company will have available to it $90,000,000 in credit facilities as follows:

1. Revolving Line of Credit—Maximum borrowings not to exceed the greater of $10,000,000 or the computed value of eligible accounts receivables. The value of eligible accounts receivable at December 31, 2004 was $15,841,772. Interest was payable quarterly at London Interbank Offered Rate (“LIBOR”) plus 4.00% or monthly at a Base Rate (defined as the higher of a) the prime rate or b) the overnight federal funds rate plus 50 basis points) plus 3.00% (8.25% at December 31, 2004). The revolving credit commitment was scheduled to expire on December 18, 2008. At December 31, 2005, no balance was outstanding under the revolving line of credit.

2. Tranche A Term Loan—Aggregate commitment of $50,000,000 was scheduled to mature on December 18, 2008. The term loan was payable in 19 quarterly principal installments beginning on March 31, 2004 of $1,000,000 per quarter for the period from March 31, 2004 through December 31, 2004, $1,500,000 per quarter from March 31, 2005 through December 31, 2005, $2,250,000 per quarter from March 31, 2006 through December 31, 2006, $3,250,000 per quarter from March 31, 2007 through December 31, 2007, $4,500,000 per quarter from March 31, 2008 through September 30, 2008 and the remainder on December 18, 2008. Interest was payable quarterly at LIBOR plus 4.00% or monthly at Base Rate (defined as the higher of a) the prime rate or b) the overnight federal funds rate plus 50 basis points) plus 3.00% (6.56% at December 31, 2004). The principal balance outstanding at December 31, 2004 was $46,000,000. As part of the acquisition of Sierra Tucson (see Note 3) in May 2005, the outstanding balance on the Tranche A Term Loan was paid in full. See additional discussion under 2005 Borrowing Arrangements.

3. Tranche B Term Loan—Aggregate commitment of $30,000,000 was scheduled to mature on December 18, 2009. The term loan was payable in 22 quarterly principal installments beginning on March 31, 2004 of $75,000 per quarter for the period from March 31, 2004 through June 30, 2009 and the remainder on September 30, 2009. Interest was payable quarterly at LIBOR plus 4.50%, or monthly at Base Rate (defined as the higher of a) the prime rate or b) the overnight federal funds rate plus 50 basis points) plus 3.50% (7.06% at December 31, 2004). The principal balance outstanding at December 31, 2004 was $29,369,688. As part of the acquisition of Sierra Tucson (see Note 3) in May 2005, the outstanding balance on the Tranche B Term Loan was paid in full. See additional discussion under 2005 Borrowing Arrangements.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

2005 Borrowing Arrangements—On May 11, 2005, the Company entered into an Amended and Restated Credit Agreement (the “Restated Credit Agreement”) with certain lenders to (a) finance a portion of the purchase price of all of the capital stock of Sierra Tucson (see Note 3), (b) finance additional acquisitions, (c) provide working capital financing and (d) provide funds for other general corporate purposes. As a result, all previously outstanding amounts under the Credit Agreement executed December 19, 2003, were repaid. The unamortized capitalized debt issuance costs associated with the term loans of $2,184,598 were charged to income in 2005 and are included in other financing costs.

Pursuant to the Credit Agreement, principal borrowings of up to $230,000,000 were made available to the Company through the following credit facilities:

1. Revolving Line of Credit—Maximum borrowings not to exceed $25,000,000. Interest is currently payable monthly at 30 day London Interbank Offered Rate (“LIBOR”) plus 3.00%. (7.38% at December 31, 2005) or monthly at Base Rate (defined as the higher of a) the prime rate or b) the overnight federal funds rate plus 50 basis points) plus 2.00%. Principal is payable monthly at the Company’s discretion based on available operating cash balances. The revolving credit commitment expires on May 11, 2011. At December 31, 2005, the balance outstanding was $9,500,000 under the revolving line of credit.

2. Term Loan—Aggregate commitment of $205,000,000 matures on May 11, 2011. The term loan is payable in quarterly principal installments beginning on September 30, 2005 of $512,500 per quarter through June 30, 2010, $48,687,500 per quarter from September 30, 2010 through March 31, 2011, and the remainder on May 11, 2011. Interest is payable quarterly at 90 day LIBOR plus 2.75% (7.14% at December 31, 2005) or monthly at Base Rate (defined as the higher of a) the prime rate or b) the overnight federal funds rate plus 50 basis points) plus 1.75% (9.00% at December 31, 2005). The principal balance outstanding at December 31, 2005 was $203,975,000.

Under the Restated Credit Agreement and the Sub Agreement, the Company is required to maintain certain restrictive financial covenants that limit the amount of capital expenditures the Company may make on an annual basis and require the Company to maintain certain levels of liquidity, debt to income ratios and profitability levels. Prior to the Bain Merger, the Company received waivers under the Restated Credit Agreement with respect to the failure to deliver landlord agreements, mortgages, title policies, and environmental reports, and failure to dissolve certain subsidiaries. Except for these waivers, we were in compliance with all covenants at December 31, 2005. Borrowings under the revolving line of credit and term loans are collateralized by all of the existing and acquired personal property and other assets of the Company and its subsidiaries.

Senior and Junior Subordinated Notes

2001 Notes—In connection with the acquisition of White Deer Run, Inc. and White Deer Realty, LTD in 2001, the Company entered into a senior subordinate note agreement (the “2001 Notes”) in the amount of $4,000,000. The note was scheduled to mature on January 15, 2006 and bore interest at a rate of 13% per annum. At the option of the Company, the note could have been redeemed in all or in part at any time at a redemption price equal to the principal amount outstanding on the note plus accrued and unpaid interest to the redemption date, subject to a prepayment premium of 4% if the note, in whole or in part, is redeemed at any time on or between January 1, 2003 and December 31, 2004. In connection with the 2003 borrowing arrangements described below, the full amount of the notes were repaid in 2003. The 4% prepayment premium, totaling $840,000 and additional interest charges of $886,957 are included in other financing costs in 2003.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

In connection with obtaining the senior subordinate note in January 2001, the Company issued 2,099,387 shares of its common stock to the lender. At the date of issuance, the relative fair value ascribed to the common stock was $309,880, which was recorded as a debt discount. The value of the common stock was charged to interest expense and is amortized over the 5-year term of the senior subordinate notes. In connection with the 2003 borrowing arrangements the unamortized debt discount of $226,539 was charged to other financing costs in 2003.

2002 Notes—In connection with the acquisition of The Group in May 2002 (see Note 3), the Company entered into a senior and junior subordinated note agreement (the “2002 Notes”) in the amounts of $10,000,000 and $7,000,000, respectively. The 2002 Notes were scheduled to mature on December 31, 2007 and bore interest at a rate of 13% per annum. At the option of the Company, the 2002 Notes could have been redeemed in whole or in part at any time at a redemption price equal to the principal amount outstanding on the 2002 Notes plus accrued and unpaid interest to the redemption date, subject to a prepayment premium of 4% if the 2002 Notes, in whole or in part, are redeemed at any time on or between May 10, 2004 and May 9, 2005; 2% if the 2002 Notes, in whole or in part, are redeemed at any time on or between May 10, 2005 and May 9, 2006.

In connection with obtaining the 2002 Notes, the Company issued 5,161,554 shares of its common stock to the lender. At the date of issuance, the relative fair value ascribed to the common stock was $737,634, which was recorded as a debt discount. The value of the common stock was charged to interest expense over the term of the 2002 Notes, which was five years and seven months. In connection with the 2003 borrowing arrangements the full amount of the notes were repaid in 2003 and the unamortized debt discount of $602,149 was charged to other financing costs in 2003.

Sub Agreement—In December 2003, the Company entered into a Senior Subordinated Note and Warrant Purchase Agreement (“Sub Agreement”) with certain financial institutions in the amount of $50,000,000 to finance a portion of the purchase price of all the capital stock of NSC. The notes were originally scheduled to mature on June 19, 2010 and bear interest at a rate of 14% per annum. In 2005, the maturity date was extended to November 11, 2011. Interest is payable on a quarterly basis and is due on March 15, June 15, September 15 and December 15 of each year, with the first interest payment due on March 15, 2004. Under the terms of the Sub Agreement, the Company may not prepay the balance of the notes outstanding prior to December 19, 2005 except under the following two circumstances: (a) the Company may prepay up to 35% of the notes outstanding from the proceeds of a public offering of the Company’s stock of at least $50 million subject to a prepayment premium of 6% or (b) the Company may prepay 100% of the notes outstanding upon a change of control, defined as the sale of more than one-third of the Company’s equity, subject to a prepayment premium of 2%. Subsequent to December 19, 2005, the Company may prepay 100% of the notes outstanding upon a change of control with no prepayment premium. In the absence of a change of control, the Company may optionally prepay up to 100% of the notes outstanding after December 19, 2005 but prior to December 19, 2006 subject to a prepayment premium of 4%, after December 19, 2006 but prior to December 19, 2007 subject to a prepayment premium of 3%, and after December 19, 2007 but prior to December 19, 2008 subject to a prepayment premium of 1%. As of December 31, 2005, the Company had $50,000,000 due and outstanding under the senior subordinate notes. Costs associated with the Credit Agreement and Sub Agreement totaling $4,401,965 were capitalized and are being amortized to interest expense over the life of the respective loans.

In connection with the Sub Agreement, the Company issued warrants to the lenders to purchase 1,162,630 shares of the Company’s Series A Common Stock, 843,787 shares of the Company’s Series A Preferred Stock, and 6,841,499 shares of the Company’s Series C Preferred Stock. The fair value ascribed to the warrants is

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

$4,795,626 and is recorded as a debt discount and is being amortized over the term of the debt. In connection with the February 2004 Series C convertible stock financing, the Company converted certain warrants and issued additional warrants to the subordinated debt lenders. As a result of the transaction, warrants to purchase 1,162,630 shares of the Company’s Series A Common Stock, 220,423 shares of the Company’s Series A Preferred Stock, 1,490,647 shares of the Company’s Series A-2 Preferred Stock, and 7,290,093 shares of the Company’s Series C Preferred Stock were outstanding. During 2005, the Company recorded the issuance of these converted and additional shares ascribing a fair value of $206,891. Amortization of the discount was $696,407, $737,789, and $24,598 and is included in interest expense for the years ended December 31, 2005, 2004 and 2003.

The Restated Credit Agreement and Sub Agreement contain scheduled repayments for the term loan and senior subordinated notes. In addition, the Restated Credit Agreement stipulates mandatory prepayment requirements in certain instances, including a requirement to repay 50% of the excess cash flows of the Company (as defined in the Restated Credit Agreement) for the preceding fiscal year by April 30 of each year. In 2005 and 2004, the Company paid $0 and $330,312 under the mandatory prepayment requirements of the Credit Agreement. As of December 31, 2005, currently scheduled principal payments, excluding mandatory prepayment requirements, are as follows (in thousands):

	Revolving Line of Credit	Term Loans	Senior Subordinated Notes	Total
2006	$9,500	$2,050	$—	$11,550
2007		2,050		2,050
2008		2,050		2,050
2009		2,050		2,050
2010		98,400		98,400
Thereafter		97,375	46,456	143,831

Total	$9,500	$203,975	$46,456	$259,931

10. Interest Rate Swap

On February 17, 2004, as provided for in the Company’s Credit Agreement, the Company entered into an Interest Rate Swap Agreement to provide for interest rate protection for an aggregate notional amount of $40,000,000 of the principal amount of the outstanding Term Loans. This Agreement had a maturity date of December 31, 2006. The Interest Rate Swap Agreement was accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Under the interest rate swap, the Company receives an interest rate equal to the 3-month LIBOR rate. In exchange, the Company paid a fixed rate of 2.75% on the $40,000,000. This swap was designated as a cash flow hedge under SFAS No. 133. On a quarterly basis, the Company revalued the interest rate swap and recorded the quarter-to-quarter change in other comprehensive income. The fair value of the interest rate swap was $482,315 as of December 31, 2004, ($289,389, net of tax) and is recorded in other current assets. On May 11, 2005, in connection with the repayment of all outstanding amounts under the Credit Agreement (see Note 9), the interest rate swap agreement was terminated. The Company recorded a gain of $585,644, included in other income, on the termination.

On June 1, 2005, as provided for in the Company’s Restated Credit Agreement, the Company entered into an Interest Rate Swap Agreement to provide for interest rate protection for an aggregate notional amount of

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

$100,000,000 of the principal amount of the outstanding Term Loan. This Agreement has a maturity date of June 30, 2008. The Interest Rate Swap Agreement was accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Under the interest rate swap, the Company receives an interest rate equal to the 3-month LIBOR rate. In exchange, the Company pays a fixed rate of 4.05% on the $100,000,000. This swap has not been designated as a hedge under SFAS No. 133. On a quarterly basis, the Company revalues the interest rate swap and records the quarter-to-quarter change in other income. The fair value of the interest rate swap was $1,642,675 as of December 31, 2005 and is recorded in other current assets.

11. Commitments and Contingencies

Operating Leases—The Company leases various office space, clinic offices, facilities and equipment under noncancellable operating leases throughout the United States with various expiration dates through December 2048. Rent expense for the years ended December 31, 2005, 2004 and 2003 was $5,808,527, $4,701,088 and $3,189,248, net of sublease income of $74,824, $105,630 and $155,656. The terms of certain clinic offices and facility leases provide for annual scheduled increases in cost adjustments and rental payments on a graduated scale. Prior to 2005, the Company charged rent expense to the statements of operations on a cash basis instead of over the lease term on a straight-line basis. Management does not believe that the difference between the straight-line method and cash basis had a material impact on its 2004 and 2003 results of operations. In addition, the Company is also responsible for certain expenses including property tax, insurance and maintenance costs associated with some of the clinic offices and facility leases.

Future minimum lease payments under all noncancellable operating leases are as follows (in thousands):

	Operating Leases	Operating Sublease Income	Net Operating Lease Payments
2006	$4,105	$(5)	$4,100
2007	3,687		3,687
2008	3,150		3,150
2009	2,600		2,600
2010	1,719		1,719
Thereafter	20,995		20,995

Total minimum payments and sublease income	$36,256	$(5)	$36,251

Self Insurance Plan—Effective May 2004, the Company has established a self-insurance program for workers’ compensation benefits for employees. Self-insurance reserves are based on past claims experience and projected losses for incurred claims and includes an estimate of costs for claims incurred but not reported at the balance sheet date. Insurance coverage, in excess of the per occurrence self-insurance retention, has been secured with insurers for specified amounts. The reserve for self-insured workers’ compensation claims totaled $629,510 and $407,645 at December 31, 2005 and 2004 and is included in accrued liabilities.

Litigation—The Company is involved in litigation and regulatory investigations arising in the course of business. After consultation with legal counsel, management estimates that these matters will be resolved without material adverse effect on the Company’s future financial position or results from operations.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

12. Mandatorily Redeemable Stock

Redeemable convertible preferred stock and redeemable common stock at December 31, 2005, consists of the following (in thousands, except share amounts):

	Shares		Liquidation Preference	Cash Proceeds Balance as of December 31, 2005
Series	Authorized	Outstanding
Redeemable convertible preferred stock:
Series A	27,857,595	6,310,664	$6,942	$7,826
Series A–1	1,874,135	1,874,135	19
Series A–2	60,000,000	42,676,712	19,631	19,631
Series C	230,000,000	208,712,678	96,008	88,168

	319,731,730	259,574,189	122,600	115,625
Redeemable common stock— Series A–1	5,000,066	2,824,867

Total	324,731,796	262,399,056	$122,600	$115,625

In December 2003 and February 2004, the Company issued and sold shares of Series C convertible preferred stock at a share price of $0.46. In connection with the financing, holders of Series A convertible preferred stock who participated in the Series C convertible preferred stock financing had all or a portion of their shares of Series A convertible preferred stock exchanged for shares of Series A–2 convertible preferred stock and holders of Series B, Series B–1, and Series B–2 convertible preferred stock who participated in the Series C convertible preferred stock financing had all or a portion of their shares of Series B, Series B–1, and Series B–2 convertible preferred stock exchanged for Series C convertible preferred stock, pursuant to a formula set forth in the stock purchase agreement. The Series A–2 convertible preferred has terms substantially similar to the terms of the existing Series A convertible preferred stock but is issued at and has a liquidation preference of $0.46 per share. The aggregate liquidation preference of the shares of Series A–2 convertible preferred stock received in exchange for shares of Series A convertible preferred stock is the same; however, the holders of Series A convertible preferred received, as a result of the exchange, a greater number of shares of Series A–2 preferred stock (and thus have the right to convert such shares into a greater number of shares of underlying Series A common stock). The Series C convertible preferred stock has terms substantially similar to the then existing Series B, Series B–1, and Series B–2 convertible preferred stock but is issued at, and has a liquidation price of, $0.46 per share. The aggregate liquidation preference of the shares of Series C convertible preferred stock received in exchange for shares of Series B, Series B–1 and Series B–2 convertible preferred stock is the same; however, the holders of Series C convertible preferred received, as a result of the exchange, a greater number of shares of Series C preferred stock (and thus have the right to convert such shares into a greater number of shares of underlying Series A common stock).

On December 19, 2003, the Company issued and sold 95,652,174 shares of Series C convertible preferred stock for an aggregate purchase price of $44,000,000. In connection with this initial closing, 21,839,080 shares of Series B, 14,524,556 shares of Series B–1 and 5,545,455 shares of Series B–2 were exchanged for 100,217,391 shares of Series C convertible preferred stock. On February 6, 2004, the Company issued and sold 12,843,113 shares of Series C Preferred Stock for an aggregate purchase price of $5,907,833. In connection with this second closing, 17,846,634 shares of Series A convertible preferred stock were exchanged for 42,676,712 shares of Series A–2 convertible preferred stock.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

The holders of the Series A convertible preferred stock, Series A–1 redeemable convertible preferred stock, Series A–2 convertible preferred stock, and Series C convertible preferred stock have various rights and preferences as follows:

Voting—Each share of Series A convertible preferred stock, Series A–1 redeemable convertible preferred stock, Series A–2 convertible preferred stock, and Series C convertible preferred stock has voting rights equal to the number of shares of Series A common stock or Series A–1 redeemable common stock, as applicable, into which such shares are convertible. Holders of the convertible preferred stock shall vote together with the holders of common stock as a single class.

Dividends—So long as Series C is outstanding, no dividend may be declared or paid to any other series of preferred stock, unless an equivalent dividend is paid on Series C Preferred Stock. If the Board of Directors declares or pays a dividend on any share of common stock, each holder of a share of Series A convertible preferred stock, Series A–1 redeemable convertible preferred stock, Series A–2 convertible preferred stock, or Series C convertible preferred stock is entitled to the amount of dividends on such shares as would be declared on the number of shares of Series A common stock or Series A–1 redeemable common stock, as applicable, into which each such share of convertible preferred stock could be converted. The right to dividends is not cumulative and no right accrues because dividends are not declared in any period. Undeclared or unpaid dividends shall not bear or accrue interest. As of December 31, 2005, no dividends have been declared or paid.

Liquidation—In the event of any liquidation, dissolution or winding up of the Company (a “Liquidation Event”), the holders of Series C convertible preferred stock, (referred to as the “Purchaser Preferred Stock”) are entitled to be paid an amount equal to $0.46 as adjusted for any stock split, reverse stock split, stock dividend or stock reclassification (“Capital Event”), for each share of Series C Preferred Stock, and in preference to the holders of Series A convertible preferred stock, Series A–1 redeemable preferred stock and Series A–2 convertible preferred stock (collectively referred to as “Purchaser Junior Securities”). No distribution or payment shall be made to the holders of Purchaser Junior Securities unless, prior to the first distribution, the holders of Series C Preferred Stock have received their full applicable liquidation preference. If the assets distributable to the holders of the Series C Preferred Stock are insufficient to permit the payment to such holders of the full preferential amounts to which they may be entitled, such assets shall be distributed ratably among the holders of the Series C Stock in proportion to the full preferential amount each such holder would otherwise be entitled to receive.

Upon a Liquidation Event, after the payment or distribution of all preferential amounts, the holders of Series A Convertible Preferred Stock, Series A–1 Redeemable Preferred Stock, and Series A–2 Convertible Preferred Stock shall be entitled to be paid an amount equal to $1.10, $0.01, and $0.46, respectively, as adjusted for any Capital Event, for each share of Series A Convertible Preferred Stock, Series A–1 Redeemable Preferred Stock, and Series A–2 Convertible Preferred Stock. No distribution or payment shall be made to the holders of common stock unless, prior to the first distribution, the holders of the Purchaser Junior Securities have received their full applicable liquidation preference. If the assets distributable to the holders of the Purchaser Junior Securities are insufficient to permit the payment to such holders of the full preferential amounts to which they may be entitled, such assets shall be distributed ratably among the holders of the Purchaser Junior Securities in proportion to the full preferential amount each such holder would otherwise be entitled to receive.

Upon the occurrence of a Liquidation Event, and after the payment of the full preferential amounts to the holders of the convertible preferred stock as stated above, all remaining assets of the Company available for

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

distribution are distributed among the holders of the Series A common stock and the convertible preferred stock on a proportionate basis as though the holders of shares of convertible preferred stock were holders of the number of shares of Series A common stock into which such shares are convertible.

Per the Restated Certificate of Incorporation, a Liquidation Event shall not include a transaction or series of related transactions that constitute a merger, consolidation or sale of all or substantially all of the assets of the Company.

Conversion—Each share of Series A, Series A–2, and Series C convertible preferred stock, at the option of the holder, is convertible into a number of fully paid and nonassessable shares of Series A common stock of the Company exercised by delivery of a written notice to the Secretary of the Company or any transfer agent for the Preferred Stock. The number of Series A common stock into which each share of Series A, Series A–2, and Series C convertible preferred stock may be converted is determined by dividing their respective liquidation prices by their respective conversion prices in effect at the time of conversion. The initial Series A, Series A–2 and Series C conversion prices shall be equal to their respective series liquidation prices, subject to adjustment.

In the event a conversion of Series C Convertible Preferred Stock is made following receipt of notice or an announcement or disclosure of a change of control or an initial public offering and prior to consummation thereof, each share of Series C convertible preferred stock shall be entitled to receive, in such conversion, a number of additional shares of Series A common stock equal to the liquidation price of such series. This amount is in addition to the amounts received by the Series C Convertible Preferred Stock pursuant to the preceding paragraph.

Each share of Series A–1 redeemable convertible preferred stock, at the option of the holder, is convertible into a number of fully paid and non assessable shares of Series A–1 redeemable common stock of the Company exercised by delivery of a written notice to the Secretary of the Company or any transfer agent for the Preferred Stock. The number of Series A–1 redeemable common stock into which each share of Series A–1 redeemable convertible preferred stock may be converted is determined by dividing the Series A–1 liquidation price by the Series A–1 conversion price in effect at the time of the conversion. The initial Series A–1 conversion price shall be the Series A–1 liquidation price, subject to adjustment.

Conversion is automatic upon the closing of a public offering of common stock or the election to convert by the preferred stockholders of more than 50% of the then outstanding shares of Series A and Series A–2 convertible preferred stock and not less than 67% of the then outstanding shares of Series C convertible preferred stock.

The Company shall at all times reserve and keep available out of its authorized but unissued common stock such number of shares of the relevant series of common stock sufficient to effect conversion of the convertible preferred stock. At December 31, 2005, the Company has reserved sufficient shares of relevant series of common stock for issuance upon conversion of Series A, Series A–2, and Series C convertible preferred stock and Series A–1 redeemable convertible preferred stock.

Redemption Rights

Mandatory Redemption—On the date (the “Mandatory Redemption Date”) which is the earliest of (i) the closing date of a change of control, (ii) the acceleration of any obligation of the Company under the Amended

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

and Restated Credit Agreement, the Loan Documents or the Senior Subordinated Note Agreement and (iii) any insolvency or bankruptcy case or proceeding, or receivership, liquidation, other similar case or proceeding, relative to the Company or any direct or indirect subsidiary of the Company; or any assignment or benefit of creditors or any marshalling of assets and liabilities of the Company or any direct or indirect subsidiary of the Company, each a Mandatory Redemption Event, the Company shall, subject to the prior repayment in full of all obligations under the Senior Subordinated Note Agreement and to the extent of assets of the Company legally available therefore, redeem all of the shares of preferred stock in accordance with the Restated Certificate of Incorporation, unless the Company receives written notice from holders of preferred stock representing a majority of the voting power of the outstanding shares of preferred stock not to effect the mandatory redemption. Each share of Series C convertible preferred stock shall be redeemed for an amount equal to the sum of the (x) liquidation price of such share of preferred stock and (y) the amount each share of Series C convertible preferred stock would receive, respectively, if after payment to the holders of preferred stock of all liquidation prices, the holders of Series C convertible preferred stock and common stock received ratably, on a share for share basis, an amount equal to the fair market value of all remaining assets of the Company. Accordingly, the Series C shareholders are entitled to their liquidation preference and an equal share of the remaining assets available to the common shareholders. Each share of Series A, Series A–1 and Series A–2 convertible preferred stock shall be redeemed for an amount equal to the liquidation price of each such share of preferred stock.

Redemption of Series A–1 Redeemable Convertible Preferred and Series A–1 Redeemable Common Stock—Upon the first occurrence of a Redemption Event (when (i) the earnings before interest, taxes, depreciation and amortization (“EBITDA”) set forth or determined from the unaudited financial statements of eGetgoing for the year ended December 31, 2004 is less than $3,500,000 and for the year ending December 31, 2005 is less than $5,500,000; (ii) a change of control or an initial public offering that occurs on or before December 31, 2003 (an “Early Redemption Event”) or (iii) a change of control or an initial public offering occurs after December 31, 2003 and before January 1, 2006 and as of the last day of the fiscal quarter of eGetgoing immediately prior to the quarter in which such change of control or initial public offering occurs, the Actual EBITDA (Actual EBITDA shall mean (i) in relation to a change of control or an initial public offering occurring during the 2004 and 2005 fiscal year of eGetgoing, the EBITDA of eGetgoing for the twelve months ending as of the last day of the fiscal quarter immediately prior to the quarter in which a change of control or an initial public offering occurs, as set forth in or determined from the unaudited financial statements of eGetgoing or (ii) in relation to a change of control or an initial public offering occurring thereafter, the EBITDA of eGetgoing for the twelve months ending as of September 30, 2005, as set forth or determined from the unaudited financial statements of eGetgoing) is less than Target EBITDA (Target EBITDA shall mean (i) with respect to a change of control or an initial public offering that occurs during the 2004 fiscal year of eGetgoing, the sum of $1,000,000 and the product of $625,000 multiplied by the number of quarters in such fiscal year completed prior to such change of control or initial public offering or (ii) with respect to a change of control or an initial public offering that occurs during the 2005 fiscal year of eGetgoing, the sum of $3,500,000 and the product of $500,000 multiplied by the number of quarters in such fiscal year completed prior to such change of control or initial public offering or (iii) with respect to a change of control or an initial public offering that occurs after the 2005 fiscal year of eGetgoing, $5,000,000.) The Company shall redeem, on the applicable redemption date, to the extent of assets of the Company legally available therefore, 100% of its Series A–1 redeemable common stock and its Series A–1 redeemable convertible preferred stock, except if such Redemption Event is an Early Redemption Event, the Company shall redeem, to the extent of the assets of the Company legally available therefore, a number of shares on a pro rata basis between such redeemable common stock and redeemable convertible preferred stock equal to the total number of such outstanding shares multiplied by the redemption percentage. The redemption price of each share of Series A–1 redeemable common stock and Series A–1 redeemable convertible preferred stock shall be $0.000001.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

13. Common Stock

The Company’s Restated Certificate of Incorporation authorizes the Company to issue 383,090,909 shares of $0.000001 par value common stock, of which 378,090,843 and 5,000,066 shares have been designated as Series A common stock and Series A–1 redeemable common stock, respectively.

Voting—Each share of common stock is entitled, on all matters submitted for a vote or the consent of the holders of shares of common stock, to one vote.

Dividends—The holders of Series A common stock and Series A–1 redeemable common stock are entitled to receive dividends when and as declared by the Board of Directors, subject to the prior rights of the convertible preferred stockholders. When and as dividends are declared, the holders of Series A common stock and Series A–1 redeemable common stock shall be entitled to share equally, share for share, in such dividends. As of December 31, 2005, no dividends have been declared or paid to the holders of common stock.

Liquidation Rights—Upon a Liquidation Event, after payment or distribution to the holders of preferred stock, all remaining assets of the Company shall be distributed to the holders of common stock and preferred stock on a proportionate basis as though the holders of preferred stock were holders of the number of shares of common stock into which such shares of preferred stock are convertible.

14. Stock Option Plan

On August 8, 2002, the Company established the 2002 Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees, consultants, and directors of the Company. Options granted under the Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees).

Nonstatutory stock options (“NSO”) may be granted to Company employees and consultants. At Plan inception, the Company reserved 8,352,415 shares of common stock for issuance under the Plan. In 2003, the Company authorized an additional 23,613,539 shares of common stock for issuance under the Plan. In total, the Company has reserved 31,965,954 shares of common stock for issuance under the Plan. The Plan requires that this reserve be reduced by the outstanding but unexercised number of options under the CRC Health Plan and the eGetgoing Plan. The reserve is also reduced by the number of outstanding shares issued under the CRC Health Plan and the eGetgoing Plan from options exercised subsequent to the adoption of the Plan.

Options under the Plan may be granted for periods of up to ten years and at prices no less than the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. To date, options granted generally vest over four years. In accordance with the terms of the Plan, options shall be exercisable at such times or upon such events, subject to such terms, conditions, performance criteria and restrictions as determined by the Board of Directors and subject to repurchase options held by the Company which expire over the vesting period of the original grant. However, no option shall be exercisable after the expiration of ten years after the grant date.

In connection with the merger and acquisition agreement in 2002, the CRC Health Plan and the eGetgoing Plan were amended to provide that each CRC Health and eGetgoing option may be exercised solely for shares of

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

the Company’s Series A common stock. The number of shares of Series A common stock subject to each such CRC Health and eGetgoing option shall be equal to the number of shares of CRC Health and eGetgoing common stock, respectively, subject to such option immediately prior to effective date of the merger and acquisition, multiplied by 1.0960560 and 0.4852055, respectively, rounding up to the nearest whole share and the exercise price under each such option shall be adjusted by dividing the exercise price under such option by 1.0960560 and 0.4852055, respectively, rounding up to the nearest hundredth of a cent; provided that each such option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or similar transaction with respect to the Company subsequent to the merger and acquisition. On the date of the merger and acquisition, CRC Health and eGetgoing had 1,781,170 and 2,874,669 stock options issued and outstanding, respectively, which are exercisable into 1,952,262 and 1,394,805 shares of the Company’s Series A common stock at an exercise price of $0.15 and $0.02, respectively.

Activity under the Plan is set forth below:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance—December 31, 2002	1,061,041	7,291,374	$0.54
Authorized	23,613,539
Granted	(1,830,092)	1,830,092	1.10
Forfeited	844,957	(844,957)	0.52
Exercised		(597,845)	0.02

Balance—December 31, 2003	23,689,445	7,678,664	0.71
Granted	(24,645,497)	24,645,497	0.11
Forfeited	5,521,564	(5,521,564)	0.94
Exercised		(97,775)	0.07

Balance—December 31, 2004	4,565,512	26,704,822	0.11
Granted	(500,000)	500,000	0.11
Forfeited	259,836	(259,836)	0.11
Exercised		(604,792)	0.14

Balance—December 31, 2005	4,325,348	26,340,194	0.11

The options outstanding and currently exercisable under the Plan at December 31, 2005, are as follows:

	Options Outstanding		Number of Shares Exercisable	Weighted Average Exercise Price
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)
$0.02	381,694	5.38	381,713	$0.02
0.15	1,232,673	5.38	1,206,981	0.15
0.11	24,725,827	8.97	13,157,339	0.11

	26,340,194	7.93	14,746,033	0.11

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Stock-Based Compensation—For options granted to consultants and other third parties, the Company determined the fair value of the options using the Black-Scholes option pricing model with the following assumptions: expected life of one to four years; risk-free interest rate of 1.85% to 4.31%; expected dividend yield rate of zero and volatility of 70%. In connection with the grants of stock options to consultants and other third parties, $0, $114,179 and $155,435 was amortized to expense for the years ended December 31, 2005, 2004 and 2003.

15. Related-Party Transactions

In conjunction with the merger and acquisition of CRC Health and eGetgoing, the Company entered into a consulting agreement with two stockholders of the Company to provide consulting services and assist the Company in obtaining the Series B convertible preferred stock financing as well as providing ongoing consulting services for future financing and debt-related matters through August 23, 2012. The fees paid to the two stockholders at the time of the Series B convertible preferred stock closing were $1,050,000 and were recorded as a reduction to the carrying value of the Series B redeemable convertible preferred stock. Per the agreement, the Company agreed to pay ongoing total consulting fees in the amount of $300,000 per year. The consulting fee is payable semi-annually in advance on January 1 and July 1 of each year. In addition, the agreement provides for, at the time of additional financings made subsequent to the Series B convertible preferred stock financing, an increase in the consulting fee in the amount of 1.5% of the aggregate purchase price of the subsequent round of financing. The Company paid $1,153,106, $1,262,336, and $500,000 under this agreement for the years ended December 31, 2005, 2004 and 2003. This amount has been included in the consolidated statement of operations in supplies and facilities cost.

At December 31, 2005, 2004 and 2003, included in other long-term assets is a note receivable from the Chief Executive Officer in the amount of $0, $180,000 and $360,000, plus accrued interest of $0, $19,307, and $53,401, respectively. In April 1998, the Camp Recovery Centers, LP (the “Partnership”), a subsidiary of the Company entered into a loan agreement with the Chief Executive Officer for borrowings of up to $460,000 during the period from 1998 through 2000. The Chief Executive Officer was able to draw down funds against this loan agreement at various times and in various amounts, as described in the loan agreement. As per the terms of the loan agreement, interest was charged and accrued at the current minimum rate pursuant to the Internal Revenue Code. The outstanding principal amount plus accrued interest is due at various times, as described in the loan agreement beginning December 31, 2003. In addition, the agreement states that the outstanding principal amount and accrued interest shall be forgiven at various times and amounts beginning on December 31, 2003, based upon the Partnership meeting certain goals and conditions, as described in the agreement. As of December 31, 2005, 2004 and 2003, the Partnership met the goals and conditions described in the agreement and accordingly, principal and interest on the notes aggregating $205,103, $209,652 and $123,245 was forgiven and charged to compensation expense during 2005, 2004 and 2003.

In 2001, eGetgoing entered into a consulting agreement with a member of the Company’s Board of Directors. Services provided pursuant to the agreement include speaking engagements on behalf of the Company, introductions to potential customers and investors, and advices and counseling to senior management. In connection with the acquisition of eGetgoing, the Company has agreed to continue to pay a monthly retainer of $10,000.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Upon consummation of the Transactions, as of March 31, 2006, the Company had outstanding $200 million aggregate principal amount of 10 3/4% senior subordinated notes due 2016. These senior subordinated notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis by all of the Company’s subsidiaries.

The following supplemental tables present consolidating balance sheets for the Company and its subsidiary guarantors as of December 31, 2005 (Predecessor Company) and December 31, 2004 (Predecessor Company), and the consolidating statements of operations and cash flows for each of the three years ended December 31, 2005 (Predecessor Company).

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Condensed Consolidating Balance Sheet as of December 31, 2005 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors		Eliminations		Consolidated
ASSETS
CURRENT ASSETS:
Cash	$4,946		$131	$		$5,077
Accounts receivable, net of allowance	3		23,415			23,418
Prepaid expenses	4,001		509			4,510
Other current assets	2,743		89			2,832
Deferred income taxes	4,264					4,264

Total current assets	15,957		24,144			40,101
PROPERTY, PLANT, AND EQUIPMENT—Net	2,819		46,255			49,074
GOODWILL	1,015		264,962			265,977
OTHER INTANGIBLE ASSETS—Net	200		59,808			60,008
OTHER ASSETS	8,889		105			8,994
INVESTMENT IN SUBSIDIARIES—At Cost	219,531				(219,531)

TOTAL ASSETS	$248,411		$395,274		$(219,531)	$424,154

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,348	$		$		$5,348
Accrued liabilities	8,776		5,624			14,400
Income taxes payable	3,384					3,384
Current portion of long-term debt	11,550					11,550
Other current liabilities	1		3,134			3,135

Total current liabilities	29,059		8,758			37,817
LONG TERM DEBT—Less current portion	248,381					248,381
OTHER LONG-TERM LIABILITIES	100		369			469
DEFERRED INCOME TAXES	9,877					9,877

Total liabilities	287,417		9,127			296,544

MANDATORILY REDEEMABLE STOCK	115,625					115,625
STOCKHOLDER’S EQUITY:
Series A common stock
Additional paid-in capital(1)	(115,090)		334,836		(219,531)	215
Retained earnings (accumulated deficit)	(39,541)		51,311			11,770

Total stockholder’s equity	(154,631)		386,147		(219,531)	11,985

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$248,411		$395,274		$(219,531)	$424,154

(1)	Includes intercompany balances

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Condensed Consolidating Balance Sheet as of December 31, 2004 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash	$9,700	$863	$—	$10,563
Accounts Receivable (Less Allowance)	4	20,307		20,311
Prepaid Expenses	4,271	663		4,934
Other Current Assets	575	430		1,005
Deferred Income Taxes	4,174			4,174

Total Current Assets	18,724	22,263		40,987
PROPERTY, PLANT, AND EQUIPMENT—Net	1,568	26,241		27,809
GOODWILL		167,194		167,194
OTHER INTANGIBLE ASSETS—Net		22,267		22,267
OTHER ASSETS	3,761	677		4,438
INVESTMENT IN SUBSIDIARIES—At cost	111,261		(111,261)

TOTAL ASSETS	$135,314	$238,642	$(111,261)	$262,695

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts Payable	$3,037	$1	$—	$3,038
Accrued Liabilities	3,168	7,587		10,755
Income Taxes Payable	5,517			5,517
Current Portion of Long-Term Debt	6,575			6,575
Other Current Liabilities	78	2,531		2,609

Total Current Liabilities	18,375	10,119		28,494
LONG TERM DEBT—Less current portion	116,768			116,768
OTHER LONG-TERM LIABILITIES		797		797
DEFERRED INCOME TAXES	7,030			7,030

Total Liabilities	142,173	10,916		153,089

MANDATORILY REDEEMABLE STOCK	115,418			115,418

STOCKHOLDER’S EQUITY:
Series A Common Stock
Deferred Stock-based Compensation
Additional Paid-In Capital(1)	(86,735)	198,125	(111,261)	129
Retained Earnings (accumulated deficit)	(35,832)	29,601		(6,231)
Accumulated Other Comprehensive Income	290			290

Total Stockholder’s Equity	(122,277)	227,726	(111,261)	(5,812)

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$135,314	$238,642	$(111,261)	$262,695

(1)	Includes intercompany balances

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2005 (Predecessor)

(In Thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations		Consolidated
REVENUE:
Net client service revenue	$304	$205,529	$		$205,833
Other revenue	13	3,176			3,189
Management fee revenue	28,346			(28,346)

Total net revenue	28,663	208,705		(28,346)	209,022

OPERATING EXPENSES:
Salaries and benefits	6,920	89,321			96,241
Supplies and facilities cost	7,261	47,566			54,827
Insurance	101	2,204			2,305
Provision for bad debts		3,041			3,041
Depreciation and amortization	554	3,296			3,850
Write-off of intangible assets		41			41
Management fee expense		28,346		(28,346)

Total Operating Expenses	14,836	173,815		(28,346)	160,305

INCOME FROM OPERATIONS	13,827	34,890			48,717
INTEREST EXPENSE	(19,814)				(19,814)
OTHER FINANCING COSTS	(2,185)				(2,185)
OTHER INCOME (EXPENSE)	2,214	(15)			2,199

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(5,958)	34,875			28,917
INCOME TAX EXPENSE (BENEFIT)	(2,249)	13,165			10,916

NET INCOME (LOSS)	$(3,709)	$21,710	$		$18,001

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2004 (Predecessor)

(In Thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
REVENUE:
Net client service revenue	$127	$163,578	$—	$163,705
Other revenue		1,898		1,898
Management fee revenue	21,017		(21,017)

Total net revenue	21,144	165,476	(21,017)	165,603

OPERATING EXPENSES:
Salaries and benefits	5,476	72,308		77,784
Supplies and facilities cost	4,914	36,674		41,588
Insurance	130	2,381		2,511
Provision for bad debts		2,834		2,834
Depreciation and amortization	547	3,152		3,699
Management fee expense		21,017	(21,017)

Total operating expenses	11,067	138,366	(21,017)	128,416

INCOME FROM OPERATIONS	10,077	27,110		37,187
INTEREST EXPENSE	(13,965)			(13,965)
INTEREST AND OTHER INCOME	(5)	(7)		(12)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(3,893)	27,103		23,210
INCOME TAX EXPENSE (BENEFIT)	(1,677)	11,673		9,996

INCOME (LOSS) FROM CONTINUING OPERATIONS	(2,216)	15,430		13,214

DISCONTINUED OPERATIONS:
(Loss) income from discontinued operations, including loss on disposal of $2,241 in 2004	(2,015)			(2,015)
Income Tax (Benefit) Expense	(257)			(257)

Net income (loss) from discontinued operations	(1,758)			(1,758)

NET INCOME (LOSS)	$(3,974)	$15,430	$—	$11,456

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Condensed Consolidating Statements of Operations

For the Year Ended December 31, 2003 (Predecessor)

(In Thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations		Consolidated
NET REVENUE:
Net client service revenue	$41	$101,370		$—	$101,411
Other revenue		1,093			1,093
Management fee revenue	9,746	—		(9,746)	—

Net revenue	9,787	102,463		(9,746)	102,504

OPERATING EXPENSES:
Salaries and benefits	4,364	52,724			57,088
Supplies and facilities cost	3,065	24,673			27,738
Insurance	151	1,836			1,987
Provision for bad debts	11	3,209			3,220
Depreciation and amortization	405	1,804			2,209
Management fee expense	—	9,746		(9,746)	—

Total operating expenses	7,996	93,992		(9,746)	92,242

INCOME FROM OPERATIONS	1,791	8,471		—	10,262
INTEREST EXPENSE	(6,564)				(6,564)
OTHER FINANCING COSTS	(8,331)				(8,331)
OTHER INCOME (EXPENSE)	(4)			—	(4)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(13,108)	8,471			(4,637)
INCOME TAX EXPENSE (BENEFIT)	(8,709)	5,628		—	(3,081)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(4,399)	2,843		—	(1,556)

DISCONTINUED OPERATIONS:
Income (loss) from discontinued operations before income income taxes	259				259
Income tax expense (benefit)	(17)				(17)

Net income (loss) from discontinued operations	276				276

NET INCOME (LOSS)	$(4,123)	$2,843	$		$(1,280)

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2005 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Elimination		Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$1,432	$22,367	$		$23,799

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,101)	(9,504)			(10,605)
Acquisition of Life Healing Center		210			210
Acquisition of Sierra Tucson		(132,075)			(132,075)
Acquisition of Sixth Street		(759)			(759)
Acquisition of Montecatini		(4,744)			(4,744)
Acquisition of Wellness Resource Center		(5,977)			(5,977)
Acquisition of 4Therapy		(4,975)			(4,975)
Purchase of OTP registration rights		(200)			(200)

Net cash used in investing activities	(1,101)	(158,024)			(159,125)

CASH FLOWS FROM FINANCING ACTIVITIES
Intercompany Transfers	(135,002)	135,002
Proceeds from Term Loan	205,000				205,000
Proceeds from Revolving Line of Credit	13,000				13,000
Repayments of revolver loan	(3,500)				(3,500)
Stock options exercised	86				86
Debt financing costs	(6,267)				(6,267)
Repayment of capital lease obligations		(78)			(78)
Repayments of term loans	(76,394)				(76,394)
Repayments of promissory notes	(2,007)				(2,007)

Net cash (used in) provided by financing activities	(5,084)	134,924			129,840
NET DECREASE IN CASH	$(4,753)	$(733)		$—	$(5,486)
CASH—Beginning of year	9,700	863			10,563

CASH—End of year	$4,947	$130		$—	$5,077

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2004 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Elimination	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$4,604	$20,969	$—	$25,573

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,029)	(6,289)		(7,318)
Acquisition of CAPS		(168)		(168)
Acquisition of Life Healing Center		(16,558)		(16,558)
Acquisition of CBH		(16)		(16)
Acquisition of NSC		(148)		(148)
Proceeds from sale of discontinued operation	1,478			1,478

Net cash provided by (used in) investing activities	449	(23,179)		(22,730)

CASH FLOWS FROM FINANCING ACTIVITIES
Intercompany Transfers	(2,130)	2,130
Proceeds from issuance of Series C convertible preferred stock—net	5,559			5,559
Stock options exercised	12			12
Repayment of capital lease obligations		(84)		(84)
Repayments of term loans	(4,630)			(4,630)
Repayments of promissory notes	(258)			(258)
Proceeds from revolver loan	5,000			5,000
Repayments of revolver loan	(5,000)			(5,000)

Net cash (used in) provided by financing activities	(1,447)	2,046		599

NET INCREASE (DECREASE) IN CASH	$3,606	$(164)	$—	$3,442
CASH—Beginning of year	6,094	1,027		7,121

CASH—End of year	$9,700	$863	$—	$10,563

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2003 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	$(5,504)	$8,778	$—	$3,274

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(691)	(1,717)		(2,408)
Restricted Cash	500	—		500
Acquisition of CAPS—net of cash acquired		(40,725)		(40,725)
Acquisition of CBH		(3,397)		(3,397)
Acquisition of NSC—net of cash acquired		(92,995)		(92,995)

Net cash used in investing activities	(191)	(138,834)	—	(139,025)

CASH FLOWS FROM FINANCING ACTIVITIES
Intercompany transfers	(131,058)	131,058		—
Proceeds from issuance of Series B, Series B-1 and Series B-2 convertible preferred Stock—net	21,820			21,820
Proceeds from issuance of Series C convertible preferred Stock—net	41,863			41,863
Repurchase of common stock	(8,327)			(8,327)
Repurchase of Series A Convertible preferred stock	(1,081)			(1,081)
Stock options exercised	12			12
Proceeds from term loans	125,000			125,000
Proceeds from senior and junior subordinated notes	50,000			50,000
Repayment from capital lease obligations		(41)		(41)
Repayments of term loans	(65,800)			(65,800)
Repayments of senior and junior subordinated notes	(21,000)			(21,000)
Repayments of promissory notes	(235)			(235)
Repayments of revolver loan	(300)			(300)
Debt financing costs	(4,402)			(4,402)

Net cash provided by financing activities	6,492	131,017		137,509

NET INCREASE IN CASH	$797	$961	$—	$1,758
CASH—Beginning of year	5,297	66		5,363

CASH—End of year	$6,094	$1,027	$—	$7,121

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

17. Segment Information

In accordance with the criteria of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company has determined that it operates two reportable segments: (1) Residential Treatment Services (“Residential”) and (2) Opiate Treatment Services (“Opiate”). The Company has aggregated operations into two reportable segments based on the characteristics of the services provided.

The Residential segment specializes in the treatment of chemical dependency and other behavioral health disorders both on an inpatient, residential basis and on an outpatient basis. Services offered in this segment include: inpatient/residential care, partial/day treatment, intensive outpatient groups, therapeutic living/half-way house environments, aftercare centers, and detoxification. As of December 31, 2005, the Residential segment provides substance abuse and behavioral health services to patients at 39 facilities in 10 states. The Opiate segment provides strictly monitored medication, combined with psychosocial rehabilitation services on an outpatient basis to aid in the treatment of opiate and narcotic addictions. As of December 31, 2005, the Opiate segment provides medication and counseling services at 49 facilities in 17 states.

Activities classified as “Corporate/Other” represent revenue and expenses associated with eGetgoing, an online internet startup, and general and administrative costs (i.e., expenses associated with the corporate offices in Cupertino, California, which provides management, financial, human resources, and information system support).

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Selected segment financial information for the Company’s reportable segments were as follows (in thousands):

	2005	2004	2003
Net revenue:
Residential	$124,858	$86,551	$65,962
Opiate	83,847	78,925	36,501
Corporate/Other	317	127	41

Total	$209,022	$165,603	$102,504

Operating expenses:
Residential	$92,457	$67,404	$56,858
Opiate	52,971	49,945	27,388
Corporate/Other	14,836	11,067	7,996
Write-off of intangibles	41

Total	$160,305	$128,416	$92,242

Income from operations:
Residential	$32,401	$19,147	$9,104
Opiate	30,835	28,980	9,113
Corporate/Other	(14,519)	(10,940)	(7,955)

Total	$48,717	$37,187	$10,262

Total assets:
Residential	$248,794	$97,407	$79,538
Opiate	146,480	141,235	142,456
Corporate/Other	28,880	24,053	15,273

Total	$424,154	$262,695	$237,267

Capital expenditures:
Residential	$7,496	$4,349	$921
Opiate	1,978	1,940	796
Corporate/Other	1,903	1,029	691

Total	$11,377	$7,318	$2,408

18. Subsequent Events

On February 6, 2006, investment funds managed by Bain Capital acquired CRC Health Group, Inc. for approximately $721.3 million. This transaction was structured as a merger in which CRCA Merger Corporation, an indirect wholly owned subsidiary of CRCA Holdings, Inc., a newly-organized holding corporation controlled by Bain Capital, merged with and into Health Group with Health Group remaining as the surviving corporation. CRCA Merger Corporation and CRCA Holdings, Inc. are Delaware corporations. Immediately after the merger, CRC Health Corporation and eGetgoing, Inc. merged with and into Health Group with Health Group as the surviving entity. CRCA Holdings Inc. was renamed to CRC Health Group, Inc. and Health Group was renamed CRC Health Corporation. The merger will be accounted for as a purchase and, accordingly at the date of acquisition the purchase price will be allocated to the assets acquired and liabilities assumed based on their respective fair values.

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2005 and 2004 and

For the years ended December 31, 2005, 2004 and 2003

Concurrent with the Bain Merger, the Company issued $200,000,000 of 10 3/4% Senior Subordinated Notes, due February 1, 2016, (the “Notes”). The Notes are unsecured, are subordinated to all of the Company’s existing and future senior indebtedness, and rank equally with all of the Company’s existing and future senior subordinated indebtedness, and rank senior to all of the Company’s exiting and future subordinated indebtedness. The Notes are guaranteed on an unsecured senior subordinated basis by certain of the Company’s subsidiaries. The Notes were issued only to qualified institutional buyers under Rule 144A of the Securities Act of 1933. The Notes have not been registered under the Securities Act of 1933 or the securities laws of any other place. The Notes are not listed on any securities exchange. In connection with the issuance of the Notes, the Company entered into a Registration Rights Agreement. Pursuant to this Registration Rights Agreement, the Company will, for the benefit of the holders of the Notes, file on or prior to the 150th calendar day following the issue date a registration statement with the Securities and Exchange Commission with respect to a registered offer to exchange the Notes for a new issue of debt securities of the Company, use reasonable best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to the 300th calendar day following the issue date, and use reasonable best efforts to consummate the exchange offer on or prior to the 60th calendar day following the date after it is declared effective. If the Company does not comply with the requirements of the Registration Rights Agreement, it may be required to pay additional interest on the Notes.

Concurrent with the Bain Merger, the Company entered into a Senior Secured Credit Agreement (the “Credit Agreement”) with a syndicate of institutional lenders and financial institutions. This agreement provides for financing of $245,000,000 in term loans with a maturity date of February 6, 2013, and of $100,000,000 in revolving credit with a maturity of February 6, 2012, including a letter of credit sub-facility and a swing-line loan sub-facility. As of February 6, 2006, the Company’s borrowings under this agreement consisted of $245,000,000 in term loans and $4,300,000 in revolving credit.

Concurrent with the Bain Merger, the Company used the proceeds from the Notes and Credit Agreement to 1) make payments to former investors of approximately $438 million, 2) refinance debt of approximately $260 million and 3) pay fees and expenses related to the merger of approximately $24 million.

As required by the Credit Agreement, the Company entered into an interest rate swap agreement on February 28, 2006 to provide for interest protection for an initial notional amount of $115,000,000 declining to $10,000,000 at the end of the term. The effective date of the swap agreement is March 31, 2006 and the termination date is March 31, 2011. Under the interest rate swap, the Company receives an interest rate equal to the 3-month LIBOR rate. In exchange, the Company pays a fixed rate of 4.99 percent on the notional amount.

******

CRC HEALTH CORPORATION

(Formerly Known as CRC Health Group, Inc.)

Supplementary Financial Information

(Unaudited)

	Quarter Ended
	March 31	June 30	September 30	December 31
	(In Thousands)
2005
Net Revenue	$44,478	$50,721	$55,878	$57,945
Income from Continuing Operations	9,882	12,192	13,795	12,848
Net Income	3,687	3,451	6,010	4,853
2004
Net Revenue	$38,566	$40,115	$42,667	$44,255
Income from Continuing Operations	8,280	9,477	9,721	9,709
Net Income(1)	2,807	3,605	3,262	1,782

(1)	Net income includes net income (loss) from discontinued operations.

******

CRC HEALTH CORPORATION

Condensed Consolidated Balance Sheets

March 31, 2006 (Successor) (Unaudited) and December 31, 2005 (Predecessor)

(In thousands, except share amounts)

	March 31, 2006	December 31, 2005
	(Successor)	(Predecessor)
ASSETS
CURRENT ASSETS:
Cash	$1,255	$5,077
Accounts receivable, net of allowance for doubtful accounts of $5,074 in 2006 and $4,459 in 2005	25,338	23,418
Prepaid expenses	4,888	4,510
Other current assets	1,663	2,832
Income taxes receivable	8,252	—
Deferred income taxes	4,271	4,264

Total current assets	45,667	40,101
PROPERTY AND EQUIPMENT—Net	65,067	49,074
GOODWILL	454,042	265,977
OTHER INTANGIBLE ASSETS—Net	285,560	60,008
OTHER ASSETS	22,550	8,994

TOTAL ASSETS	$872,886	$424,154

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable	$2,782	$5,348
Accrued liabilities	15,552	14,400
Income taxes payable	—	3,384
Current portion of long-term debt	2,450	11,550
Other current liabilities	3,546	3,135

Total current liabilities	24,330	37,817
LONG-TERM DEBT—Less current portion	439,622	248,381
OTHER LONG-TERM LIABILITIES	255	469
DEFERRED INCOME TAXES	112,551	9,877

Total liabilities	576,758	296,544

Predecessor Company—Mandatorily redeemable stock—324,731,796 shares authorized; 262,399,056 shares issued and outstanding at December 31, 2005	—	115,625

STOCKHOLDER’S EQUITY:
Predecessor Company—Series A common stock, $0.000001 par value—378,090,843 shares authorized; 8,652,429 shares issued and outstanding at December 31, 2005
Successor Company—Common stock, $0.001 par value—1,000 shares authorized; 1,000 shares issued and outstanding at March 31, 2006
Additional paid-in capital	295,103	215
Retained earnings	1,025	11,770

Total stockholder’s equity	296,128	11,985

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$872,886	$424,154

See notes to condensed consolidated financial statements.

CRC HEALTH CORPORATION

Condensed Consolidated Statements of Operations (Unaudited)

For the Two Months Ended March 31, 2006 (Successor),

One Month Ended January 31, 2006 (Predecessor) and

Three Months Ended March 31, 2005 (Predecessor)

(In thousands)

	Successor	Predecessor
	Two Months Ended March 31, 2006	One Month Ended January 31, 2006	Three Months Ended March 31, 2005
NET REVENUE:
Net client service revenue	$37,810	$19,360	$44,094
Other revenue	792	490	384

Net revenue	38,602	19,850	44,478

OPERATING EXPENSES:
Salaries and benefits	17,866	9,265	21,606
Supplies and facilities costs	10,522	4,361	10,805
Insurance	428	201	626
Provision for bad debts	837	285	723
Depreciation and amortization	1,459	361	836
Acquisition related costs	—	43,710	—

Total operating expenses	31,112	58,183	34,596

INCOME (LOSS) FROM OPERATIONS	7,490	(38,333)	9,882
INTEREST EXPENSE	(6,324)	(2,509)	(3,489)
OTHER FINANCING COSTS	—	(10,655)	—
OTHER INCOME	577	60	8

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	1,743	(51,437)	6,401
INCOME TAX EXPENSE (BENEFIT)	718	(12,444)	2,714

NET INCOME (LOSS)	$1,025	$(38,993)	$3,687

CRC HEALTH CORPORATION

Condensed Consolidated Statements of Mandatorily Redeemable Stock and Stockholder’s Equity (Unaudited)

For the Two Months Ended March 31, 2006 (Successor) and One Month Ended January 31, 2006 (Predecessor)

(In thousands, except per share and share amounts)

	Redeemable Convertible Preferred and A-1 Common Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2005 (Predecessor)	262,399,056	$115,625	8,652,429	$—	$215	$11,770	$11,985
Exercise of options			72,968		7		7
Comprehensive income—net income for the one month ended January 31, 2006						(38,993)	(38,993)

BALANCE—January 31, 2006 (Predecessor)	262,399,056	115,625	8,725,397	—	222	(27,223)	(27,001)
Merger with CRCA Merger Corporation:
Repurchase and retirement of CRC Health Group, Inc. preferred and common stock and Series A common stock	(262,399,056)	(115,625)	(8,725,397)		(222)	27,223	27,001
Issuance of CRC Health Corporation common stock			1,000		294,475		294,475
Stock based compensation					628		628
Comprehensive income—net income for the two months ended March 31, 2006						1,025	1,025

BALANCE—March 31, 2006 (Successor)	—	$—	1,000	$—	$295,103	$1,025	$296,128

See notes to condensed consolidated financial statements.

CRC HEALTH CORPORATION

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the Two Months Ended March 31, 2006 (Successor), One Month

Ended January 31, 2006 and Three Months Ended March 31, 2005 (Predecessor)

(In thousands)

	Successor	Predecessor
	Two Months Ended March 31, 2006	One Month Ended January 31, 2006	Three Months Ended March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,025	$(38,993)	$3,687
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	1,459	361	836
Write-off of debt discount	—	3,491	—
Acquisition and financing related costs	—	24,445	—
Noncash interest and other financing costs	535	7,326	377
Provision for bad debts	837	285	723
Stock-based compensation (1)	628	17,666	—
Deferred income taxes	(258)	—	—
Changes in current assets and liabilities:
Accounts receivable	(1,771)	(1,271)	(127)
Prepaid expenses	(694)	316	796
Other current assets	1,184	(15)	1
Income taxes receivable	788	(9,041)	—
Other assets	36	1,302	49
Accounts payable	24	(2,997)	(1,410)
Accrued liabilities	(24,488)	1,196	(1,398)
Income taxes payable	0	(3,384)	1,198
Other current liabilities	1,400	486	56
Other long-term liabilities	45	29	(12)

Net cash (used in) provided by operating activities	(19,250)	1,202	4,776

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions of property and equipment, net	(1,291)	(316)	(1,053)
Payment of purchase price to former shareholders	(429,190)	—	—

Net cash used in investing activities	(430,481)	(316)	(1,053)

CASH FLOWS FROM FINANCING ACTIVITIES:
Equity contribution from Bain Capital	294,475	—	—
Payment of transaction related costs	(5,354)	—	—
Proceeds from Term loan	245,000	—	—
Proceeds from senior subordinated notes, net of discount	197,022	—	—
Proceeds from revolving line of credit	4,300	—	—
Stock options exercised	—	7	75
Debt financing costs	(22,105)	(547)	0
Repayments of term loans	(203,975)	—	(1,575)
Repayments of revolver line of credit	(8,800)	(5,000)	—
Repayments of senior notes	(50,000)	—	—
Repayment of capital lease obligations	—	—	(47)
Repayments of promissory notes	—	—	(67)

Net cash provided by (used in) financing activities	450,563	(5,540)	(1,614)

NET INCREASE (DECREASE) IN CASH	832	(4,654)	2,109
CASH—Beginning of period	423	5,077	10,563

CASH—End of period	$1,255	$423	$12,672

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
Payable in conjunction with the acquisition of property and equipment	$312	$95	$94

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for:
Interest	$3,938	$1,336	$3,105

Income taxes	$189	$—	$1,501

(1)	For the two months ended March 31, 2006 includes SFAS 123R stock-based compensation expense and for the one month ended January 31, 2006 includes stock-based compensation expense related to settlement of outstanding options at the date of the Bain Merger.

See notes to condensed consolidated financial statements.

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

1. Organization

CRC Health Group, Inc. (“Health Group”) was incorporated as a Delaware corporation on January 31, 2002, for the purpose of holding all of the securities of CRC Health Corporation (“CRC Health”) and eGetgoing, Inc. (“eGetgoing”), each a Delaware corporation that primarily provide chemical dependency treatment services.

On February 6, 2006, investment funds managed by Bain Capital Partners, LLC (“Bain Capital”) acquired CRC Health Group, Inc. for approximately $723 million (see Note 3). This transaction (“Bain Merger”) was structured as a merger in which CRCA Merger Corporation, a Delaware corporation and an indirect wholly owned subsidiary of CRCA Holdings, Inc., a newly-organized Delaware holding corporation controlled by Bain Capital, merged with and into Health Group with Health Group remaining as the surviving corporation. CRCA Merger Corporation and CRCA Holdings, Inc. are Delaware corporations. Immediately after the merger, CRC Health Corporation and eGetgoing, Inc. merged with and into Health Group with Health Group as the surviving entity. CRCA Holdings Inc. was renamed to CRC Health Group, Inc. and Health Group was renamed CRC Health Corporation (the “Company”). As a result, the Company is a wholly owned subsidiary of CRC Health Group, Inc.

The Company is headquartered in Cupertino, California and through its wholly owned subsidiaries owns and operates drug and alcohol rehabilitation facilities and clinics specializing in the treatment of chemical dependency and other addiction diseases and behavioral health disorders such as eating disorders. The Company offers services including detoxification, inpatient treatment, day and intensive outpatient programs, aftercare, therapeutic living programs, and opiate treatment programs. The Company delivers its services through their residential treatment facilities and through their outpatient opiate treatment clinics which the Company refers to as its residential and opiate treatment segments. As of March 31, 2006, the Company operates 89 facilities and clinics in 21 states. The Company also provides online chemical dependency treatment available through eGetgoing.

2. Summary of Significant Accounting Policies

Basis of Presentation—The date of the Bain Merger was February 6, 2006, but for accounting purposes and to coincide with its normal financial closing the Company has utilized January 31, 2006, as the effective date of the Bain Merger. As a result, the Company has reported operating results and financial position for all periods presented prior to January 31, 2006 as those of the Predecessor Company and for all periods from and after February 1, 2006 as those of the Successor Company due to the resulting change in the basis of accounting.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The Company’s condensed consolidated financial statements include the accounts of CRC Health Corporation and its consolidated subsidiaries, and, for the periods through January 31, 2006, CRC Health Group, Inc. and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, these unaudited condensed consolidated financial statements contain all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 2006, and its results of operations and cash flows for one month ended January 31, 2006, and two months ended March 31, 2006, and three months ended March 31, 2005. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005.

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Acquisitions

Bain Merger—On February 6, 2006, investment funds managed by Bain Capital acquired CRC Health Group, Inc. in a merger in which CRCA Merger Corporation, a Delaware corporation and an indirect wholly owned subsidiary of CRCA Holdings, Inc., a newly-organized Delaware holding corporation controlled by Bain Capital, merged with and into Health Group with Health Group remaining as the surviving corporation. In connection with the Bain Merger, certain members of management elected to rollover options to exchange, or roll, a portion of their pre-merger equity for an interest in CRCA Holdings, Inc. Immediately after the merger, CRC Health Corporation and eGetgoing, Inc. merged with and into CRC Health Group, Inc. with CRC Health Group, Inc. continuing as the surviving entity. Immediately thereafter, CRCA Holdings Inc. was renamed CRC Health Group, Inc. and the Predecessor Company was renamed CRC Health Corporation. Total cash contributed was approximately $740.8 million (including acquisition and financing transactions related fees and expenses of $27.0 million incurred by Bain Capital). The proceeds were used to repay existing balances on the revolving line of credit of $4.5 million, long term debt of $254.0 million, accrued interest of $1.4 million and acquisition and financing related expense of $24.4 million incurred by the Company that were expensed in the Predecessor Company financial statements and are included in acquisition related costs. The proceeds were also used to pay $0.3 million of management fees per the Bain Merger agreement (see Note 13) which was recorded in the two months ended March 31, 2006 condensed consolidated statement of operations. In addition as part of the transactions, the Company’s former stockholders, including mandatorily redeemable common and preferred stockholders, were paid $429.2 million as per the merger agreement.

The aggregate purchase price of $722.9 million plus expenses of $27 million incurred by Bain Capital was financed with the new senior secured credit facility of $245 million, the issuance of senior subordinated notes of $197 million (net of $3 million initial notes discount), a borrowing under new revolving credit facility of $4.3 million, cash equity investments by funds associated with Bain Capital of $294.5 million and rollover equity investments by certain members of the Company’s management of $9.1 million.

The purchase consideration was fixed at the date of the acquisition and there were no adjustments that would result in change in the overall purchase price.

As a result of the acquisition, Bain Capital Partners, LLC and associated funds received unilateral control of the Company. As a result, the acquisition was accounted for as a complete change in accounting basis in a successor company (CRC Health Corporation). Equity rollover of $9.1 million from certain members of the Company’s management was recorded at the stockholder’s predecessor basis, which is zero for accounting purposes, in accordance with Financial Accounting Standards Board Emerging Issues Task Force (“EITF”) Issue No. 88-16 Basis in Leveraged Buyout Transactions.

The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 Business Combinations. Under the purchase accounting, the purchase consideration

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

was allocated to the assets and liabilities based on their relative fair values. The consideration remaining was allocated to the Company’s intangibles with finite lives and is being amortized over that life, as well as to goodwill and identifiable intangibles with indefinite lives, which will be evaluated, at least, on an annual basis to determine impairment and adjusted accordingly.

A summary of the acquisition is as follows (in thousands):

Total purchase price	$722,856
Less—management rollover equity (zero basis)	(9,075)
Add—Total costs incurred by Bain Capital (1)	27,015

Total cash contributed	$740,796

(1)	Total costs incurred by Bain Capital include acquisition related expenses of $5.4 million, that were included as part of the purchase price and financing related costs of $21.7 million, that were capitalized on the successor balance sheet. These fees and expenses were primarily comprised of accounting and professional fees, financial advisory and investment banking fees and fees paid to other service providers.

Allocation of the aggregate purchase price to the assets and liabilities based on fair value as determined by independent valuation is as follows (in thousands):

Cash		$423
Accounts receivable—net		24,404
Prepaid expenses		4,492
Other current assets		16,152
Property and equipment		64,241
Other assets and capitalized financing costs		22,626
Goodwill		453,947
Other intangible assets:
Government, including Medicaid contracts	35,600
Managed care contracts	14,400
Covenants not to compete	161
Registration rights	200
Core developed technology	2,475
Certificates of need	44,600
Licenses	25,200
Trademark and tradename	163,700

Total other intangible assets		286,336
Other liabilities assumed		(19,023)
Deferred income tax liabilities		(112,802)

Total purchase price		$740,796

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Pro-forma Information—The pro-forma financial information presented below sets forth the Company’s historical statements of operations for the periods indicated and gives effect to the Bain Merger as if it took place at the beginning of each period presented below. Such information is presented for comparative purposes only and is not intended to represent what the Company’s results of operations (in thousands) would actually have been had these transactions occurred at the beginning of each period presented.

	Three Months Ended
	March 31, 2006(1)	March 31, 2005
	(Successor)	(Predecessor)
Net revenue	$58,452	$44,478

Loss from operations before income taxes	$(51,113)	$(1,726)

Net loss	$(38,805)	$(1,108)

(1)	The predecessor statement of operations for the one month ended January 31, 2006, includes certain material nonrecurring charges that are directly attributable to the Transactions and such charges were not excluded from the three months ended March 31, 2006 pro forma information. The charges and their related tax effects are as follows.

Stock option-based compensation expense related to the settlement of stock options	$17,666
Fees to financial advisors	9,635
Fees to former lead investors	9,437
Management bonuses and related payroll taxes	3,530
Legal, accounting and other professional fees	3,442
Capitalized financing costs written-off	7,164
Unamortized debt discount	3,491
Income tax benefit(i)	(13,058)

Total nonrecurring items, net of tax	$41,307

(i)	Income tax benefit at 41% tax rate is as follows:

	Pre-tax amount	Tax effect
Compensation expense related to stock option exercises	$17,666	$7,243
Management bonuses and related payroll taxes	3,530	1,447
Capitalized financing costs written-off	7,164	2,937
Unamortized debt discount	3,491	1,431

Total income tax benefit		$13,058

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

4. Balance Sheet Components

Balance sheet components at March 31, 2006 and December 31, 2005 consist of the following (in thousands):

	March 31, 2006	December 31, 2005
	(Successor)	(Predecessor)
Other assets:
Capitalized financing costs—net	$21,620	$8,248
Deposits	272	246
Note receivable and accrued interest	658	500

Total other assets	$22,550	$8,994

Accrued liabilities:
Accrued payroll and related expenses	$4,742	$6,009
Accrued vacation	3,053	2,841
Accrued interest	3,225	363
Accrued expenses	4,532	5,187

Total accrued liabilities	$15,552	$14,400

Accounts receivable:
Accounts receivable	$29,497	$27,092
Unbilled client service fees	915	785

	30,412	27,877
Less allowance for doubtful accounts	(5,074)	(4,459)

Accounts receivable—net	$25,338	$23,418

The following schedule reflects activity associated with the Company’s allowance for doubtful accounts for the three months ended March 31, 2006 and the year ended December 31, 2005 (in thousands):

	March 31, 2006	December 31, 2005
	(Successor)	(Predecessor)
Allowance for Doubtful Accounts
Balance—beginning of the period	$4,459	$3,519
Provision for bad debts	1,122	3,041
Write-off of uncollectible accounts	(507)	(2,101)

Balance—end of the period	$5,074	$4,459

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

5. Property and Equipment

Property and equipment at March 31, 2006 and December 31, 2005 consists of the following (in thousands):

	March 31, 2006	December 31, 2005
	(Successor)	(Predecessor)
Land	$16,709	$3,826
Building and improvements	35,634	36,002
Leasehold improvements	2,441	4,649
Furniture and fixtures	2,645	5,742
Computer equipment	1,908	4,165
Computer software	408	1,314
Motor vehicles	929	1,580
Construction in progress	5,075	3,568

	65,749	60,846
Less accumulated depreciation	(682)	(11,772)

Property and equipment—net	$65,067	$49,074

Depreciation expense was $682,182 for the two months ended March 31, 2006, $344,473 for one month ended January 31, 2006, and $783,204 for the three months ended March 31, 2005.

In connection with the Bain Merger (see Note 3), the fair value of the Company’s property and equipment were determined based on appraisals performed by independent valuation specialists and other relevant information resulting in a $15,512,000 increase in the value of property and equipment.

6. Goodwill and Other Intangibles

Changes to goodwill for the three months ended March 31, 2006 are as follows (in thousands):

Goodwill—December 31, 2005 (Predecessor)	$265,977
Elimination of Predecessor Company goodwill	(265,977)
Goodwill addition (Bain Merger)	453,947
Goodwill adjustments	95

Goodwill—March 31, 2006 (Successor)	$454,042

The goodwill adjustments are for acquisitions made in prior fiscal year and relate primarily to revisions of acquisition-related costs that resulted in net additions to goodwill. These additions resulted from adjusting original estimates to the actual costs incurred.

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Other intangible assets at March 31, 2006 and December 31, 2005 consist of the following (in thousands):

	Amortization Lives	March 31, 2006	December 31, 2005
		(Successor)	(Predecessor)
Other intangible assets subject to amortization:
Government, including Medicaid contracts	15 to 30 years	$35,600	$4,090
Managed care contracts	10 years	14,400
Covenants not to compete	3 years	161	200
Registration rights	2 years	200	200
Core developed technology	5 years	2,475	2,500
Less: accumulated amortization		(776)	(688)

Total other intangible assets subject to amortization		52,060	6,302

Other intangible assets not subject to amortization:
Certificates of need		44,600	18,006
Licenses		25,200	12,300
Trademark and tradename		163,700	23,400

Total other intangible assets not subject to amortization		233,500	53,706

Total		$285,560	$60,008

Amortization expense of other intangible assets subject to amortization was $776,668 for the two months ended March 31, 2006, $16,917 for one month ending January 31, 2006, and $52,527 for the three months ended March 31, 2005. Estimated future amortization expense related to the amortizable intangible assets at March 31, 2006 is as follows (in thousands):

Fiscal Year:
April to December 2006	$3,400
2007	4,500
2008	4,358
2009	4,333
2010	4,218
Thereafter	31,251

Total	$52,060

7. Income Taxes

The Company determines income tax expense for interim periods by applying the use of the full year’s estimated effective tax rate in financial statements for interim periods.

The income tax expense for the two months ended March 31, 2006 was $0.7 million, reflecting an effective tax rate of 41.2%. The income tax benefit for the one month ended January 31, 2006 was $12.4 million, reflecting an effective tax benefit rate 24.2%. A tax benefit for the one month ended January 31, 2006 was recorded because the Company has sufficient taxable income in 2004 and 2005 to carryback the current quarter losses and refund the taxes paid in prior years. The provision for income taxes for the three months ended

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

March 31, 2005 was $2.7 million or 42.4% effective tax rate. The change in the effective tax rates between the periods is primarily a result of merger-related transaction costs that are non-deductible for income tax purposes.

8. Long-term Debt

Long-term debt at March 31, 2006 and December 31, 2005 consists of the following (in thousands):

	March 31, 2006	December 31, 2005
	(Successor)	(Predecessor)
Term loans:
2006 borrowing arrangements	$245,000	$—
2005 borrowing arrangements	—	203,975

Total term loans	245,000	203,975

Revolving line of credit	—	9,500

Senior subordinated notes:
2006 notes, net of discount of $2,928	197,072	—
2003 Sub agreement, net of discount of $3,544	—	46,456

Total senior subordinated notes	197,072	46,456

Total long-term debt	442,072	259,931
Less current portion	(2,450)	(11,550)

Long-term debt—less current portion	$439,622	$248,381

Term Loans

2006 Borrowing Arrangements—Concurrent with the Bain Merger, the Company entered into a Credit Agreement (the “Credit Agreement”) with a syndicate of institutional lenders and financial institutions. The Credit Agreement provides for financing of $245 million in term loans and $100 million of revolving credit.

Revolving Line of Credit (“Revolver”)—Maximum borrowings not to exceed $100,000,000. Interest is currently available at London InterBank Offered Rate (“LIBOR”) plus 2.50% or monthly at Base Rate (defined as the higher of a) the prime rate or b) the overnight federal funds rate plus 50 basis points) plus 1.50%. Principal is payable at the Company’s discretion based on available operating cash balances. The revolving credit commitment expires on February 6, 2012. At March 31, 2006, there was no balance outstanding under the revolving line of credit. From time to time the Revolver may include one or more swing line loans at the above Base Rate or one or more Letters of Credit (“LCs”). At March 31, 2006, there was no outstanding balance on the swing line loans. LCs outstanding at March 31, 2006, were $2,218,256 with interest payable quarterly at 2.50%. The LCs secure various liability and workers’ compensation policies in place for the Company and its subsidiaries.

Term Loan—Aggregate commitment of $245,000,000 matures on February 6, 2013. The term loan is payable in quarterly principal installments beginning on June 30, 2006 of $612,500 per quarter through December 31, 2012, and the remainder on February 6, 2013. Interest is payable quarterly at 90 day LIBOR plus 2.25% (7.23% at March 31, 2006). The principal balance outstanding at March 31, 2006 was $245,000,000.

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Repayments of Loans and Notes—In connection with the 2006 borrowing arrangements the full amount of the 2005 term loans and 2003 senior subordinated notes were repaid in 2006. The unamortized capitalized debt issuance costs associated with the 2005 revolving line of credit, term loans and 2003 senior subordinated notes of $7,164,000 was charged to income in the 2006 Predecessor Statement of Operations and is included in other financing costs.

Senior Subordinated Notes

2006 Notes—Concurrent with the Bain Merger, the Company issued $200,000,000 aggregate principal amount of 10-3/4% Senior Subordinated Notes (the “Notes”) due February 1, 2016 (see Note 3). Interest is payable semiannually beginning August 1, 2006. The notes were issued at a discount price of 98.511%. The Company may redeem some or all of the notes on or prior to February 1, 2011, at a redemption price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium or at the redemption prices set forth in the offering memorandum. The Company may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of one or more equity offerings completed before February 1, 2009. If there is a change in control, the Company must offer to repurchase the notes. The notes are subordinated to all of the Company’s existing and future senior indebtedness, rank equally with all of the Company’s existing and future senior subordinated indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. The notes are guaranteed on an unsecured senior subordinated basis by all of the Company’s subsidiaries.

Sub Agreement—In connection with the 2006 borrowing arrangements the full amount of the 2003 subordinated notes were repaid and the unamortized debt discount of $3,491,065 was charged to income in the 2006 Predecessor Statement of Operations and is included in other financing costs.

Under the Credit Agreement and the Senior Subordinated Notes, the Company must comply with certain restrictive financial covenants that limit the amount of capital expenditures the Company may make on an annual basis and require the Company to maintain certain levels of liquidity, debt to income ratios and interest coverage ratios. Borrowings under the revolving line of credit and term loans are collateralized by all of the existing and acquired personal property and other assets of the Company and its subsidiaries. The Company was in compliance with all such covenants as of March 31, 2006.

9. Interest Rate Swap

On June 1, 2005, as provided for in the Company’s Restated Credit Agreement, the Company entered into an Interest Rate Swap Agreement to provide for interest rate protection for an aggregate notional amount of $100,000,000 of the principal amount of the outstanding Term Loan. This Agreement had a maturity date of June 30, 2008. The Interest Rate Swap Agreement was accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Under the interest rate swap, the Company received an interest rate equal to the 3-month LIBOR rate. In exchange, the Company paid fixed rate of 4.05% on the $100,000,000. This swap was not designated as a hedge under SFAS No. 133. On a monthly basis, the Company revalued the interest rate swap and recorded the month-to-month change in other income. The fair value of the interest rate swap in other current assets was $1,698,000 and $1,642,675 as of January 31, 2006 and December 31, 2005, respectively. In connection with the repayment of all outstanding amounts under the Restated Credit Agreement (see Note 8), the interest rate swap was terminated.

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

On February 28, 2006, as provided for in the Company’s Credit Agreement, the Company entered into an Interest Rate Swap Agreement to provide for interest rate protection for an aggregate notional amount of $115,000,000 of the principal amount of the outstanding Funded Indebtedness (consisting of amounts outstanding under the Term Loan, excluding the Revolving Credit Facility, and the Senior Subordinated Notes). The effective date of the agreement is March 31, 2006 and has a maturity date of March 31, 2011. The Interest Rate Swap Agreement is accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Under the interest rate swap, the Company receives an interest rate equal to the 3-month LIBOR rate. In exchange, the Company pays a fixed rate of 4.99% on the $115,000,000. The notional amount will decline over the period of the swap. This swap has not been designated as a hedge under SFAS No. 133. On a monthly basis, the Company revalues the interest rate swap and records the month-to-month change in other income. The fair value of the interest rate swap was $567,319 and is recorded in other current assets as of March 31, 2006.

10. Commitments and Contingencies

Litigation—The Company is involved in litigation and regulatory investigations arising in the course of business. After consultation with legal counsel, management estimates that these matters will be resolved without material adverse effect on the Company’s future financial position or results from operations and cash flows.

11. Common Stock

The Company’s Amended and Restated Certificate of Incorporation authorizes the Company to issue 1,000 shares of $0.001 par value common stock.

Voting—Each share of common stock is entitled, on all matters submitted for a vote or the consent of the holders of shares of common stock, to one vote.

12. Stock-based Compensation Expense

Adoption of New Accounting Policy

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards, including employee stock options, based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related Interpretations, as permitted by SFAS 123, Accounting for Stock Based Compensation. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R) and the Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). The Company adopted SFAS 123(R) using the prospective transition method, which requires the application of the accounting standard to awards granted, modified, or settled after the date of adoption. Results for prior periods have not been restated and the pro forma disclosures of compensation cost under the original provisions of SFAS 123 will no longer be provided.

The Company’s consolidated financial statements as of and for the two months ended March 31, 2006 reflect the effect of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

two months ended March 31, 2006 was $628,499 which was related to employee stock options granted by the Company subsequent to the date of adoption. There was no stock-based compensation expense recognized in the two months ended March 31, 2006 and one month ended January 31, 2006 Statements of Operations related to the options outstanding prior to the date of adoption of SFAS 123R. Stock-based compensation expense of $17.7 million and tax benefit of $7.3 million were recognized in the 2006 Predecessor condensed consolidated statement of operations and is included in acquisition related costs. The expense is related to the settlement of all outstanding options at the date of merger, except 8.9 million options rolled over to the Successor Company at the Predecessor cost basis in accordance with EITF 88-16.

No stock-based compensation expense was recognized in the condensed consolidated financial statements for the three months ended March 31, 2005, as all options granted under the prior stock plans had an exercise price equal to the market value of the underlying stock on the date of grant.

SFAS 123(R) requires to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statement of operations. The Company attributes the fair value of stock-based compensation to expense on a straight-line, single option method. As stock-based compensation expense recognized in the consolidated statement of operations for the two months ended March 31, 2006, is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated pre-vesting forfeiture rate at March 31, 2006 is 5% per year. The Company previously accounted for forfeitures as they occurred under the provisions of SFAS 123. During the quarter ended March 31, 2006, the Company granted 467,738 units which are exercisable into 4,209,643 shares of Class A common stock and 467,738 shares of Class L common stock with an estimated total grant-date fair value of $25 million.

Prior to the adoption of Statement 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. Statement 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. The total income tax benefit recognized in the condensed consolidated statement of operations for stock-based compensation expense was $257,685 for the two months ended March 31, 2006.

Stock Option Plans

2006 Executive Incentive Plan and 2006 Management Incentive Plan

On February 6, 2006, the Company’s parent company (CRC Health Group, Inc. the “Group”) adopted the 2006 Executive Incentive Plan and 2006 Management Incentive Plan, or the Executive Plan and the Management Plan, or Plans. The Plans provide for the granting of stock options to the Company’s key employees, directors, consultants and advisors. Options granted under the Plans may be either incentive stock options or non-incentive stock options. Options granted under the plans represent units. One unit consists of 9 shares of class A and 1 share of class L common stock of the Group.

Options under the Plans may be granted for periods of up to 10 years at an exercise price generally not less than fair market value of the shares subject to the award, determined as of the award date. In case the incentive

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

stock options are granted to a 10% shareholder, an exercise price shall not be less than 110% of the fair market value of the shares subject to the award at the grant date.

Options granted under the Executive Plan vest in three tranches as follows: tranche 1 options vest and become exercisable at the rate of 20% in one year from the date of grant and 10% on each six-month thereafter or, if earlier, 100% on a change of control; tranche 2 options vest upon achievement of performance condition and market condition, as defined in the Executive Plan; tranche 3 options vest over a five year period upon achievement of performance conditions, as defined in the Executive Plan.

Options granted under the Management Plan vest over 5 years as follows: 20% in one year from the date of grant and 10% on each six-month thereafter or, if earlier, 100% on a change of control, as defined in the Management Plan.

A maximum of 5,374,051 shares of Class A common stock and 597,117 shares of Class L common stock may be granted under the Plans.

Additional fully vested options under the Executive Plan to purchase 1,005,501 shares of Class A common stock and 111,723 shares of Class L common stock were issued in connection with rolled over options, as discussed above.

The current period stock-based compensation recognized is based on the amortization of the fair value of stock options as determined on their date of grant using a Black-Scholes option valuation model for Management grants and tranches 1 and 3 of Executive grants. The Company used the Monte Carlo simulation approach to a Binominal model to determine fair value of tranche 2 of our Executive grants. The estimate of fair value of our granted awards is based upon certain assumptions including probability of achievement of performance conditions and market conditions in our Executive awards, stock price volatility, risk-free interest rate, dividend yield, expected term in years and forfeiture rate.

The Company made the following assumptions in our use of the above models:

•	Annual EBITDA (earnings before interest, tax, depreciation, and amortization) targets would be achieved each year as defined in the stock option plan.

•	Stock price was simulated over a ten year period using a binomial pricing model. Expected volatility of 57% was utilized and was based on historical volatility of comparable public companies for periods corresponding to expected term of the plans.

•	The Company utilized the yield on a constant maturity U.S, Treasury security with a term equal to the expected term of the option as the risk-free rate in the models.

•	No dividend would be paid over the option term.

•	For the Management plan and tranches 1 and 3 of the Executive plan, we used an expected vesting term of five years; and for tranche 2 of the Executive plan, we used an expected vesting term of five and one-half years based on Monte Carlo simulation.

•	Forfeiture rate is 5% each year over the effective vesting period.

SFAS 123(R) did not change the accounting guidance for share-based payment transactions with parties other than employees and accordingly the Company continues to account for stock options issued to

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

non-employees in accordance with the provisions of SFAS 123 as originally issued and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services.

Activity under the Executive and Management Plan is set forth below:

	Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)
Predecessor
Outstanding at January 1, 2006	26,340,194	$0.11	7.93
Exercised (January 1—January 31, 2006)	(72,968)	0.11	7.93

Outstanding at January 31, 2006	26,267,226	0.11	7.92
Cancellation of the options per Bain Merger	(17,358,062)	0.11
Options rollover to new vested options per Bain Merger	(8,909,164)	0.11

Options outstanding under the pre Bain Merger Plan	—	—	—

Successor
Rollover options converted into vested options under the new plan	1,117,223	0.88	—
Granted per the 2006 stock option plan	4,677,381	9.00	9.85
Exercised (February 1—March 31, 2006)	—	—	—
Forfeited/cancelled/expired	(17,914)	9.00	—

Outstanding at March 31, 2006	5,776,690	$7.43	9.85

13. Related Party Transactions

In connection with the Bain Merger, our investors, Bain Capital and the Company’s management have entered into a stockholders agreement. The stockholders agreement contains agreements among the parties with respect to the election of our directors and the directors of our direct and indirect parent companies, restrictions on the issuance or transfer of shares, including tag-along rights and drag-along rights, other special corporate governance provisions (including the right to approve various corporate actions), registration rights (including customary indemnification provisions) and call options. Three of our directors hold the position of managing director or principal with Bain Capital Partners, LLC.

Upon the consummation of the Bain Merger, the Company entered into a management agreement with an affiliate of Bain Capital Partners, LLC pursuant to which such entity or its affiliates will provide management services. Pursuant to such agreement, an affiliate of Bain Capital Partners, LLC will receive an aggregate annual management fee of $2.0 million, and reimbursement for out-of-pocket expenses incurred in connection with the Bain Merger prior to the closing of the Bain Merger and in connection with the provision of services pursuant to the agreement. In addition, pursuant to such agreement, an affiliate of Bain Capital Partners, LLC also received aggregate transaction fees of approximately $7.2 million in connection with services provided by such entity related to the Bain Merger. The management agreement has a five year, evergreen term, however, in certain circumstances, such as an initial public offering or change of control, the Company may terminate the

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

management agreement and buy out their remaining obligations under the agreement to Bain Capital Partners, LLC and affiliates. In addition, the management agreement provides that an affiliate of Bain Capital Partners, LLC may receive fees in connection with certain subsequent financing and acquisition transactions. The management agreement includes customary indemnification provisions in favor of Bain Capital Partners, LLC and its affiliates. The Company under this agreement paid management fees of $297,753 during the two months ended March 31, 2006, which is included in supplies and facilities costs.

In addition, under a separate management agreement with two of the former stockholders of the Company, the Company paid management fees of $109,589 during the one month ended January 31, 2006 and $330,000 during the three months ended March 31, 2005, which is included in supplies and facilities costs. This agreement was terminated as part of the Bain Merger.

In connection with the closing of the Bain Merger on February 6, 2006, and pursuant to a rollover and subscription agreement, certain members of the Company’s management converted options to purchase stock of the Predecessor Company into options to purchase stock of the Group with an aggregate value of $9.1 million.

14. Condensed Consolidating Financial Information

As of March 31, 2006, the Company had outstanding $200 million aggregate principal amount of 10-3/4% senior subordinated notes due 2016. These senior subordinated notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis by all of the Company’s subsidiaries.

The following supplemental tables present condensed consolidating balance sheets for the Company and its subsidiary guarantors as of March 31, 2006 and December 31, 2005, and the condensed consolidating statements of operations and cash flows for the two months ended March 31, 2006 (Successor Company), one month ended January 31, 2006 (Predecessor Company), and the three months ended March 31, 2005 (Predecessor Company).

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Condensed Consolidating Balance Sheet

As of March 31, 2006 (Successor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash	$—	$1,255	$—	$1,255
Accounts receivable, net of allowance	3	25,335		25,338
Prepaid expenses	3,748	1,140		4,888
Other current assets	631	1,032		1,663
Income taxes receivable	8,252			8,252
Deferred income taxes	4,271			4,271

Total current assets	16,905	28,762		45,667
PROPERTY, PLANT, AND EQUIPMENT—Net	2,830	62,237		65,067
GOODWILL	187,970	266,072		454,042
OTHER INTANGIBLE ASSETS—Net	200	285,360		285,560
OTHER ASSETS	21,704	846		22,550
INVESTMENT IN SUBSIDIARIES—AT COST	259,800		(259,800)

TOTAL ASSETS	$489,409	$643,277	$(259,800)	$872,886

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,782	$—	$—	$2,782
Accrued liabilities	6,662	8,890		15,552
Current portion of long-term debt	2,450			2,450
Other current liabilities	79	3,467		3,546

Total current liabilities	11,973	12,357		24,330
LONG TERM DEBT—Less current portion	439,622			439,622
OTHER LONG-TERM LIABILITIES	15	240		255
DEFERRED INCOME TAXES	112,551			112,551

Total liabilities	564,161	12,597		576,758

STOCKHOLDER’S EQUITY:
Common stock
Additional paid-in capital(1)	(73,350)	628,253	(259,800)	295,103
Retained earnings (accumulated deficit)	(1,402)	2,427		1,025

Total stockholder’s equity	(74,752)	630,680	(259,800)	296,128

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$489,409	$643,277	$(259,800)	$872,886

(1)	Includes Intercompany balances

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Condensed Consolidating Balance Sheet

As of December 31, 2005 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash	$4,946	$131	$—	$5,077
Accounts receivable, net of allowance	3	23,415		23,418
Prepaid expenses	4,001	509		4,510
Other current assets	2,743	89		2,832
Deferred income taxes	4,264			4,264

Total current assets	15,957	24,144		40,101
PROPERTY, PLANT, AND EQUIPMENT—Net	2,819	46,255		49,074
GOODWILL	1,015	264,962		265,977
OTHER INTANGIBLE ASSETS—Net	200	59,808		60,008
OTHER ASSETS	8,889	105		8,994
INVESTMENT IN SUBSIDIARIES—At Cost	219,531		(219,531)

TOTAL ASSETS	$248,411	$395,274	$(219,531)	$424,154

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,348	$—	$—	$5,348
Accrued liabilities	8,776	5,624		14,400
Income taxes payable	3,384			3,384
Current portion of long-term debt	11,550			11,550
Other current liabilities	1	3,134		3,135

Total current liabilities	29,059	8,758		37,817
LONG TERM DEBT—Less current portion	248,381			248,381
OTHER LONG-TERM LIABILITIES	100	369		469
DEFERRED INCOME TAXES	9,877	0		9,877

Total liabilities	287,417	9,127		296,544

MANDATORILY REDEEMABLE STOCK	115,625			115,625
STOCKHOLDER’S EQUITY:
Series A common stock
Additional paid-in capital(1)	(115,090)	334,836	(219,531)	215
Retained earnings (accumulated deficit)	(39,541)	51,311		11,770

Total stockholder’s equity	(154,631)	386,147	(219,531)	11,985

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$248,411	$395,274	$(219,531)	$424,154

(1)	Includes Intercompany balances

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Condensed Consolidating Statements of Operations

For the Two Months Ended March 31, 2006 (Successor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
REVENUE:
Net client service revenue	$7	$37,803	$—	$37,810
Other revenue	2	790		792
Management fee revenue	6,425		(6,425)

Net revenue	6,434	38,593	(6,425)	38,602

OPERATING EXPENSES:
Salaries and benefits	1,239	16,627		17,866
Supplies and facilities cost	1,690	8,832		10,522
Insurance	49	379		428
Provision for bad debts	11	826		837
Depreciation and amortization	76	1,383		1,459
Acquisition related costs
Management fee expense		6,425	(6,425)

Total operating expenses	3,065	34,472	(6,425)	31,112

INCOME FROM OPERATIONS	3,369	4,121	—	7,490
INTEREST EXPENSE	(6,324)			(6,324)
OTHER INCOME	571	6		577

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	(2,384)	4,127	—	1,743
INCOME TAX EXPENSE	(982)	1,700		718

NET INCOME (LOSS)	$(1,402)	$2,427	$—	$1,025

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Condensed Consolidating Statements of Operations

For the One Month Ended January 31, 2006 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
REVENUE:
Net client service revenue	$5	$19,355	$—	$19,360
Other revenue	1	489		490
Management fee revenue	1,110		(1,110)

Net revenue	1,116	19,844	(1,110)	19,850

OPERATING EXPENSES:
Salaries and benefits	666	8,599		9,265
Supplies and facilities cost	311	4,050		4,361
Insurance	13	188		201
Provision for bad debts	0	285		285
Depreciation and amortization	40	321		361
Acquisition related costs	43,710			43,710
Management fee expense		1,110	(1,110)

Total operating expenses	44,740	14,553	(1,110)	58,183

INCOME (LOSS) FROM OPERATIONS	(43,624)	5,291	—	(38,333)
INTEREST EXPENSE	(2,509)			(2,509)
OTHER FINANCING COSTS	(10,655)			(10,655)
OTHER INCOME	59	1		60

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	(56,729)	5,292		(51,437)
INCOME TAX BENEFIT	(13,723)	1,279		(12,444)

NET INCOME (LOSS)	$(43,006)	$4,013	$—	$(38,993)

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Condensed Consolidating Statements of Operations

For the Three Months Ended March 31, 2005 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
REVENUE:
Net client service revenue	$5	$44,089	$—	$44,094
Other revenue	4	380		384
Management fee revenue	542		(542)

Net revenue	551	44,469	(542)	44,478

OPERATING EXPENSES:
Salaries and benefits	1,735	19,871		21,606
Supplies and facilities cost	1,161	9,644		10,805
Insurance	1	625		626
Provision for bad debts		723		723
Depreciation and amortization	147	689		836
Acquisition related costs
Management fee expense		542	(542)

Total operating expenses	3,044	32,094	(542)	34,596

INCOME (LOSS) FROM OPERATIONS	(2,493)	12,375		9,882
INTEREST EXPENSE	(3,486)	(3)		(3,489)
OTHER INCOME	7	1		8

INCOME FROM OPERATIONS BEFORE INCOME TAXES	(5,972)	12,373	—	6,401
INCOME TAX EXPENSE	(2,532)	5,246		2,714

NET INCOME	$(3,440)	$7,127	$—	$3,687

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Condensed Consolidating Statements of Cash Flows

For the Two Months Ended March 31, 2006 (Successor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	$(23,151)	$3,901	$—	$(19,250)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions of property and equipment, net	(95)	(1,196)		(1,291)
Payment of purchase price to former shareholders	(429,190)			(429,190)

Net cash provided used in investing activities	(429,285)	(1,196)	—	(430,481)

CASH FLOWS FROM FINANCING ACTIVITIES
Equity contribution from Bain Capital	294,475			294,475
Payment of transaction related costs	(5,354)			(5,354)
Proceeds from term loans	245,000			245,000
Proceeds from senior subordinated notes, net of discount	197,022			197,022
Proceeds from revolving line of credit	4,300			4,300
Intercompany transfers	1,873	(1,873)
Debt financing costs	(22,105)			(22,105)
Repayments of term loans	(203,975)			(203,975)
Repayments of revolving line of credit	(8,800)			(8,800)
Repayments of senior notes	(50,000)			(50,000)

Net cash provided by/ (used in) financing activities	452,436	(1,873)		450,563

INCREASE IN CASH	$—	$832	$—	$832
CASH-Beginning of period	—	423	—	423

CASH-End of period	$—	$1,255	$—	$1,255

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Condensed Consolidating Statements of Cash Flows

For the One Month Ended January 31, 2006 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	$(3,564)	$4,766	$—	$1,202
CASH FLOWS FROM INVESTING ACTIVITIES
Additions of property and equipment, net	(30)	(286)		(316)

Net cash used in investing activities	(30)	(286)	—	(316)
CASH FLOWS FROM FINANCING ACTIVITIES
Intercompany transfers	6,188	(6,188)
Stock options exercised	7			7
Debt financing costs	(547)			(547)
Repayments of revolver line of credit	(5,000)			(5,000)

Net cash provided by/ (used in) financing activities	648	(6,188)	—	(5,540)
DECREASE IN CASH	(2,946)	(1,708)	—	(4,654)
CASH-Beginning of period	2,946	2,131	—	5,077

CASH-End of period	$—	$423	$—	$423

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Condensed Consolidating Statements of Cash Flows

For the Three Months Ended March 31, 2005 (Predecessor)

(In thousands)

	CRC Health Corporation	Subsidiary Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	$(11,823)	$16,599	$—	$4,776

CASH FLOWS FROM INVESTING ACTIVITIES
Additions of property and equipment, net	(107)	(946)		(1,053)

Net cash used in investing activities	(107)	(946)	—	(1,053)

CASH FLOWS FROM FINANCING ACTIVITIES
Intercompany transfers	3,797	(3,797)
Stock options exercised	75			75
Repayments of term loans	(1,575)			(1,575)
Repayments of capital lease obligations		(47)		(47)
Repayments of promissory notes	(67)			(67)

Net cash provided by/ (used in) financing activities	2,230	(3,844)	—	(1,614)

INCREASE/(DECREASE) IN CASH	(9,700)	11,809	—	2,109
CASH—Beginning of period	9,700	863	—	10,563

CASH—End of period	$—	$12,672	$—	$12,672

15. Segment Information

In accordance with the criteria of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company has determined that it operates two reportable segments: (1) Residential Treatment Services (“Residential”) and (2) Opiate Treatment Services (“Opiate”). The Company has aggregated operations into two reportable segments based on the characteristics of the services provided. The reportable segments have not changed as a result of the consummation of the Bain Merger.

Residential—The Residential segment specializes in the treatment of chemical dependency and other behavioral health disorders both on an inpatient, residential basis and on an outpatient basis. Services offered in this segment include: inpatient/residential care, partial/day treatment, intensive outpatient groups, therapeutic living/half-way house environments, aftercare centers, and detoxification. As of March 31, 2006, the Residential segment provides substance abuse and behavioral health services to patients at 39 facilities in 10 states.

Opiate—The Opiate segment provides strictly monitored medication, combined with psychosocial rehabilitation services on an outpatient basis to aid in the treatment of opiate and narcotic addictions. As of March 31, 2006, the Opiate segment provides medication and counseling services at 50 facilities in 17 states.

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

Corporate/Other—In addition, to the two reportable segments as described above, the Company has activities classified as Corporate/Other which represent revenue and expenses associated with eGetgoing, an online internet startup, and certain corporate-level operating general and administrative costs (i.e., expenses associated with the corporate offices in Cupertino, California, which provides management, financial, human resources, and information system support) that are not allocated to the segments.

Selected segment financial information for the Company’s reportable segments were as follows (in thousands):

	Two Months Ended March 31, 2006	One Month Ended January 31, 2006	Three Months Ended March 31, 2005
Net revenue:
Residential	$24,106	$12,693	$24,192
Opiate	14,393	7,125	20,277
Corporate/other	103	32	9

Total	$38,602	$19,850	$44,478

Operating expenses:
Residential	$18,381	$9,113	$18,701
Opiate	9,727	4,447	12,974
Corporate/other	3,004	44,623	2,921

Total	$31,112	$58,183	$34,596

Income from operations:
Residential	$5,725	$3,580	$5,491
Opiate	4,666	2,678	7,303
Corporate/other	(2,901)	(44,591)	(2,912)

Total	$7,490	$(38,333)	$9,882

Capital expenditures:
Residential	$858	$336	$684
Opiate	577	45	356
Corporate/other	168	30	107

Total	$1,603	$411	$1,147

CRC HEALTH CORPORATION

Notes to Condensed Consolidated Financial Statements—(Continued)

As of March 31, 2006 (Successor) and December 31, 2005 (Predecessor) and

For the Two Months Ended March 31, 2006 (Successor), the One Month Ended

January 31, 2006 (Predecessor) and the Three Months Ended March 31, 2005 (Predecessor)

	March 31, 2006	December 31, 2005
	(Successor)	(Predecessor)
Total assets:
Residential	$405,799	$248,794
Opiate	237,478	146,480
Corporate/other	229,609	28,880

Total	$872,886	$424,154

16. Subsequent Events

On April 14, 2006, the Company acquired substantially all of the assets of Center for Hope of the Sierras, LLC for $3,400,000. Center for Hope, located in Reno, Nevada, is a residential center specializing in the treatment of anorexia, bulimia, and related eating disorders.

******

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of

ST Holding, LLC

We have audited the accompanying consolidated balance sheets of ST Holding, LLC (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in member’s equity (deficit), and cash flows for the years then ended and for the period from March 25, 2002 to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ST Holding, LLC at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended and for the period from March 25, 2002 to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

February 9, 2005

Chicago, Illinois

ST Holding, LLC Consolidated balance sheets as of December 31, 2004 and 2003 (In thousands)
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$8,391	$5,984
Accounts receivable, less allowance for doubtful accounts of $148 and $242 in 2004 and 2003, respectively	230	502
Prepaid expenses	508	368
Other current assets	181	208

Total current assets	9,310	7,062
Property and equipment—net	3,927	4,207
Long-term receivable, less allowance for doubtful accounts of $9 and $7 in 2004 and 2003, respectively	26	22
Deferred financing fees, net of accumulated amortization of $206 and $131 in 2004 and 2003, respectively	319	394
Goodwill	9,880	9,880

Total	$23,462	$21,565

Liabilities and member’s equity (deficit)
Current liabilities:
Accounts payable	$222	$279
Accrued expenses and other liabilities	1,792	1,567
Current portion—financing obligations	4,768	4,519

Total current liabilities	6,782	6,365
Financing obligations—less current portion	15,687	20,289

Total liabilities	22,469	26,654
Member’s equity (deficit)	993	(5,089)

Total	$23,462	$21,565

See accompanying notes.

ST Holding, LLC

Consolidated statements of operations

for the years ended December 31, 2004 and 2003 and for

the period from March 25, 2002 through December 31, 2002

(In thousands)

	December 31,		Period from March 25, 2002 through December 31, 2002
	2004	2003
Revenue:
Operating revenue	$29,165	$24,539	$17,690
Investment income	79	45	40
Other	732	475	410

Revenue	29,976	25,059	18,140

Operating expenses:
Salaries and related benefits	9,968	8,842	6,751
General and administrative	6,319	5,965	4,370
Interest	1,740	2,337	1,628
Management fee—affiliate	439	428	319
Depreciation and amortization	647	569	259

Operating expenses	19,113	18,141	13,327

Net income	$10,863	$6,918	$4,813

See accompanying notes.

ST Holding, LLC

Consolidated statements of changes in member’s equity (deficit)

for the years ended December 31, 2004 and 2003, and for

the period from March 25, 2002 through December 31, 2002

(In thousands)

Balance—March 25, 2002	$15,291
Issuance of stock warrants	1,440
Distributions	(30,180)
Net income	4,813

Balance—December 31, 2002	(8,636)
Distributions	(3,371)
Net income	6,918

Balance—December 31, 2003	(5,089)
Distributions	(4,781)
Net income	10,863

Balance—December 31, 2004	$993

See accompanying notes.

ST Holding, LLC

Consolidated statements of cash flows

for the years ended December 31, 2004 and 2003, and for

the period from March 25, 2002 through December 31, 2002

(In thousands)

	December 31,		Period from March 25, 2002 through December 31, 2002
	2004	2003
Operating activities:
Net income	$10,863	$6,918	$4,813
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	811	1,117	413
Provision for bad debts	4	147	157
Changes in operating assets and liabilities:
Receivables	264	88	(429)
Other assets	(113)	(73)	(167)
Accounts payable, accrued expenses, and other accrued liabilities	170	78	242

Net cash provided by operating activities	11,999	8,275	5,029

Investing activities—purchases of property and equipment	(292)	(715)	(359)

Financing activities:
Distributions to member	(4,781)	(3,371)	(30,180)
Proceeds from financing obligations	-	51	30,000
Payment of financing fees	-	-	(150)
Payments on financing obligations	(4,519)	(2,255)	(2,250)

Net cash used in financing activities	(9,300)	(5,575)	(2,580)

Increase (decrease) in cash and cash equivalents	2,407	1,985	2,090
Cash and cash equivalents—beginning of period	5,984	3,999	1,909

Cash and cash equivalents—end of period	$8,391	$5,984	$3,999

Supplemental disclosure—noncash contributions from member at inception of company
Receivables	$-	$-	$442
Other assets	-	-	344
Property and equipment	-	-	3,830
Long-term receivable	-	-	45
Deferred financing fees	-	-	375
Goodwill	-	-	9,872
Accounts payable, accrued expenses, and other liabilities	-	-	(1,526)

Total noncash contributions	-	-	13,382
Cash and cash equivalents	-	-	1,909

Net contribution	$-	$-	$15,291

See accompanying notes.

ST Holding, LLC

Notes to consolidated financial statements

for the years ended December 31, 2004 and 2003 and for the period from March 25, 2002 to December 31, 2002

(Dollar amounts in thousands)

1. Organization and business

ST Holding, LLC, the sole member of Sierra Tucson, LLC (collectively, the “Company”), owns and operates a treatment center in the foothills of the Santa Catalina Mountains northwest of Tucson, Arizona (“Sierra Tucson”), which provides inpatient treatment for persons suffering from addictions and a broad range of mental health and behavioral disorders. Sierra Tucson’s treatment program is designated to treat the whole person utilizing a bio-psycho-social-spiritual approach and is used in the treatment of dual diagnosis, eating disorders, major depressions, post-traumatic stress disorders, and treatment for gambling addictions, sexual disorders, obsessive compulsive disorders, and anxiety disorders. The Company is wholly owned by Triod, LLC (the “Parent”) and will continue to operate in perpetuity unless terminated by the Parent.

On March 25, 2002, the Parent completed a leveraged buyout of NextHealth, Inc, and its subsidiaries (“NextHealth”), which included the operations of Sierra Tucson. The acquired Sierra Tucson assets and liabilities, including the related financing obligations (see Note 5) used to fund the NextHealth purchase, were contributed to the Company. Due to the Parent and NextHealth having common ownership, the assets and liabilities acquired in the leveraged buyout have been recorded at NextHealth’s historical cost basis, with the difference between the leveraged buyout price reflected as goodwill.

2. Summary of significant accounting policies principles of consolidation

Principles of Consolidation—The consolidated financial statements include the accounts of ST Holding, LLC and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost which approximates market value.

Property and Equipment—Property and equipment are stated at cost and are being depreciated on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 31 years. Costs of improvements are capitalized as incurred. Costs of normal repairs and maintenance are charged to expense as incurred.

Goodwill—Goodwill is stated at cost and is considered to have an indefinite life. An annual valuation will be performed to determine if goodwill has been impaired, with any impairment reflected as a charge to operations in the period in which it has been identified.

Deferred Charges—Deferred financing fees relate to financing obligations and are amortized on a straight-line basis over the respective terms of the notes.

Revenue Recognition—Revenue, net of any applicable contractual allowances or discounts, is recognized in the period services are rendered.

Credit Risk—A significant portion of the Company’s accounts receivable are due from individuals (self-pay), insurance companies, and other entities which provide health care benefits. Management believes its allowance for doubtful accounts is sufficient to cover any potential bad debts.

3. Property and equipment

Property and equipment consists of the following:

	December 31,
	2004	2003
Land and improvements	$54	$37
Buildings and improvements	3,160	3,110
Equipment, furniture, and fixtures	1,902	1,680
Vehicles	80	77

	5,196	4,904
Less accumulated depreciation and amortization	(1,269)	(697)

	$3,927	$4,207

4. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	December 31,
	2004	2003
Payroll and related taxes	$584	$521
Deposits and patient refunds	990	717
Other	218	329

	$1,792	$1,567

5. Financing obligations

Financing obligations consists of the following:

	December 31,
	2004	2003
First mortgage note (1)	$20,426	$24,762
Vehicle financing (2)	29	46
Line of credit—Parent (3)	-	-

	20,455	24,808
Less current portion	(4,768)	(4,519)

Long-term financing obligations	$15,687	$20,289

(1)	The Company entered into a first mortgage note with General Electric Capital Corporation which matures March 2009. The agreement provides for varying quarterly principal payments (see future maturities table below) and monthly interest payments. The note bears interest at a rate of 450 basis points above the Eurodollar rate (2.4 percent at December 31, 2004), provided that in no event shall the Eurodollar rate be less than 2.10 percent. The note has various operational and financial covenants and payment is guaranteed by Sierra Tucson, LLC.

As part of the first mortgage note agreement, the Company issued warrants to purchase a 3 percent common member interest of Sierra Tucson, LLC. The warrants may be exercised at any time beginning in March 2005 for a nominal price. Subsequent to the payment in full of the first mortgage, or certain other events, as defined, in the warrant agreement, the warrants and any interests previously obtained via the exercise of warrants, may be put to the Company or called by the Company at the then market price, as defined. The warrants, which had a value of $1,440 at the date of their issuance, have been reflected as a reduction of the first mortgage balance and will be amortized into interest expense over the life of the note (unamortized balance at December 31, 2004 and 2003, is $574 and $738, respectively).

(2)	The Company financed the purchase of two vans with a local dealership, which matures August 2006. The agreement provides for monthly principal and interest payments at 5 percent, per annum.

(3)	The Company entered into a Credit Agreement with the Parent in 2003 to provide up to $4,000 in working capital to the Company through March 2009. Amounts drawn on the line bear interest at the rate of 12 percent per annum. During the years ended December 31, 2004 and 2003, the Company did not draw on the Credit Agreement.

Future maturities of the financing obligations (excluding the unamortized value of the warrants described above) are as follows at December 31, 2004 (in thousands):

Year Ending December 31
2005	$4,767
2006	5,012
2007	5,000
2008	5,000
2009	1,250

$21,029

For the years ended December 31, 2004 and 2003 and for the period from March 25, 2002 through December 31, 2002, total interest paid was $1,732, $1,630 and $1,469, respectively.

6. Management fee

The Company entered into a property management agreement with Rehabilitation Management, LLC (a wholly owned subsidiary of the Parent) in March 2002, which expires March 22, 2010. Payment of fees are made monthly in accordance with a previously determined payment schedule included in the management agreement.

7. Operating leases

The Company leases land and equipment under various operating leases. Future annual minimum lease payments under noncancelable operating leases at December 31, 2004, are as follows (in thousands):

Year Ending December 31
2005	$254
2006	242
2007	234
2008	236
2009	261
14,697

Total minimum payments	$15,924

Future payments under the land lease increase as the number of licensed beds increase in accordance with the levels specified in the agreement and by a fixed percentage (10 percent) every five years. Total rental expense recognized under operating leases was $319, $406 and $224 for the years ended December 31, 2004 and 2003 and for the period from March 25, 2002 through December 31, 2002, respectively.

8. Employee retirement plan

The Company has a defined contribution plan that provides for discretionary employer contributions and for optional employee contributions with a corresponding 50 percent employer matching contribution up to 6 percent of an employee’s annual compensation and a 25 percent employer matching contribution for any contributions in excess of six percent. All employees who meet minimum age and service requirements are eligible to participate in the plan. It is the Company’s policy to fund plan contributions as accrued.

For the years ended December 31, 2004 and 2003 and for the period from March 25, 2002 through December 31, 2002, employer matching and discretionary contributions to the plan were approximately, $159, $146 and $107, respectively.

9. Contingencies

The Company is involved in various litigation and administrative proceedings arising in the normal course of business. In the opinion of management, any liabilities that may result from these claims will not, individually or in the aggregate, have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is covered by malpractice insurance with limits of $3,000 in the aggregate and $1,000 per occurrence, with umbrella coverage of $10,000 in the aggregate and per occurrence. Umbrella coverage is comprised of two policies with two different carriers in increments of $5,000 each.

******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

National Specialty Clinics, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of National Specialty Clinics, Inc. and subsidiaries (the “Company”) as of December 19, 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows the period from January 1, 2003 to December 19, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Specialty Clinics, Inc. and subsidiaries as of December 19, 2003, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

January 11, 2006

National Specialty Clinics, Inc. and subsidiaries

Consolidated balance sheet

December 19, 2003

(In thousands, except per share amounts)

Assets
Current assets:
Cash and cash equivalents	$895
Accounts receivable	37
Inventory	70
Prepaid and other current assets	204
Income tax refundable	112
Deferred tax asset	77

Total current assets	1,395
Property and equipment—net	1,407
Goodwill—net	26,896
Other assets—net	117

Total assets	$29,815

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$1,818
Deferred revenue	72

Total current liabilities	1,890
Deferred tax liability	1,318

Total liabilities	3,208
Shareholders’ equity:
Common stock—Class A—$.001 par value; 93,975 shares authorized; 72,634 shares issued and outstanding	—
Common stock—Class B—$.001 par value; 6,025 shares authorized; 6,023 shares issued and outstanding	—
Additional paid-in capital	15,974
Retained earnings	10,633

Total shareholders’ equity	26,607

Total liabilities and shareholders’ equity	$29,815

See notes to consolidated financial statements.

National Specialty Clinics, Inc. and subsidiaries

Consolidated statements of income

for the period from January 1, 2003 through December 19, 2003

(in thousands)

Revenue:
Treatment revenue	$32,855
Other revenue	512

Revenue	33,367

Operating expenses:
Salaries and benefits (including stock based compensation of $6,897 in 2003, see Note 7)	17,064
Drugs, supplies and lab fees	2,258
Lease expense	1,111
Travel and entertainment	456
General and administrative	3,647
Depreciation	275
Amortization	3

Operating expenses	24,814

Operating income	8,553
Other income (expense):
Loss from early extinguishment of debt	(333)
Interest expense	(305)
Interest income	6

Income before provision for income taxes	7,921
Provision for income taxes	3,172

Net income	$4,749

See notes to consolidated financial statements.

National Specialty Clinics, Inc. and subsidiaries

Consolidated statements of changes in shareholders’ equity

for the period from January 1, 2003 to December 19, 2003

(In thousands, except per share and share amounts)

	Common Class A		Common Class B		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amounts	Shares	Amounts
Balance—December 31, 2002	66,620	—	6,023	—	9,077	10,951	20,028
Issuance of common stock in conjunction with stock option exercises	6,014	—	—	—	6,897	—	6,897
Distribution to shareholders	—	—	—	—	—	(5,067)	(5,067)
Net income	—	—	—	—	—	4,749	4,749

Balance—December 19, 2003	72,634	$—	6,023	$—	$15,974	$10,633	$26,607

See notes to consolidated financial statements.

National Specialty Clinics, Inc. and subsidiaries

Consolidated statements of cash flows

for the period from January 1, 2003 to December 19, 2003

(In thousands)

Cash flows from operating activities:
Net income	$4,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	275
Loss on disposal of property and equipment	2
Stock-based compensation	6,897
Loss from early extinguishment of debt	333
Amortization of debt issuance and certificate of need costs	64
Amortization of discount on notes payable	83
Deferred tax expense	609
Changes in assets and liabilities, net:
Accounts receivable	(29)
Inventory	(16)
Prepaid and other current assets	(19)
Income tax refundable	(112)
Accounts payable and accrued liabilities	552
Deferred revenue	13

Net cash provided by operating activities	13,401

Cash flows from investing activities:
Decrease (increase) in restricted cash	123
Capital expenditures	(726)
Change in other assets	(1)

Net cash used in investing activities	(604)

Cash flows from financing activities:
Principal payments on term loans	(7,845)
Distribution to shareholders	(5,067)
Proceeds from issuance of common stock	—

Net cash used in financing activities	(12,912)

Net decrease in cash and cash equivalents	(115)

Cash and cash equivalents:
Beginning of period	1,010

End of period	$895

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$161

Income taxes	$2,644

Noncash investing and financing activities—issuance of common stock in connection with exercise of stock options	$6,897

See notes to consolidated financial statements.

National Specialty Clinics, Inc. and subsidiaries

Notes to consolidated financial statements

for the period January 1, 2003 to December 19, 2003

(in thousands, except per share and share amounts)

1. Operations and sale of the company

National Specialty Clinics, Inc. and subsidiaries (the “Company”) was incorporated in the state of Delaware on March 31, 2000 and purchased the outstanding stock of eleven methadone treatment facilities on April 27, 2000. The Company now operates 17 drug addiction treatment facilities in six states serving patients suffering from specific opiate drug dependencies. Methadone, the most successful method of treatment for opiate addiction, is currently the Company’s primary medication and is regulated by the United States government. Changes in regulation or introduction of new drugs could impact the Company’s consolidated financial results, although either development likely would allow time for implementation of alternatives in the Company’s operations.

In September 2003, the Company and its stockholders agreed to sell all of the Company’s common stock to CRC Health Group, Inc. (“CRC Health”). Under the terms of the stock purchase agreement (the ”Agreement”), the stockholders received aggregate consideration of $91,400 subject to certain adjustments as set forth in the Agreement, consisting of cash. The sale closed on December 19, 2003.

2. Summary of significant accounting policies

Principles of Consolidation—The consolidated financial statements and notes thereto include the accounts of National Specialty Clinics, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Treatment Revenue—Treatment revenue primarily represents the income earned as methadone is dispensed to patients. The Company operates a predominantly cash only business, therefore accounts receivable and deferred revenue reflect either amounts due for treatment or prepayments by patients, respectively. No amounts are billed to third parties for reimbursement.

Cash and Cash Equivalents—The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory—Inventory is stated at the lower of cost or market and consists of medications (primarily methadone) to be administered to patients. This inventory represents controlled substances monitored by the United States government and its agencies.

Property and Equipment—Property and equipment are carried at cost, less accumulated depreciation, and includes expenditures that substantially increase the useful lives of existing assets. Maintenance, repairs and minor renovations are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which typically range from five to seven years, except buildings that utilize 39 years. Upon sale, retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the respective accounts, and any gain or loss on the disposition is included in income.

Debt Issuance Costs—Debt issuance costs are amortized using the straight-line method, which approximates the effective interest method, over the estimated term of the related debt issues. The remaining unamortized balance of debt issuance costs at September 30, 2003 of $138 was written off in conjunction with the early extinguishment of debt (see Note 4).

Goodwill—Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that 1) goodwill and indefinite lived intangible assets will no longer be amortized, 2) goodwill be tested for impairment at least annually at the reporting unit level, 3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and 4) the amortization period of intangible assets with finite lives will no longer be limited to 40 years. No impairment to the carrying value of goodwill or other intangible assets was identified during the period ended December 19, 2003.

Other Assets—In certain states, the Company must obtain a certificate of need (“CON”) in order to operate treatment centers. Costs incurred to obtain such a certificate represent an intangible asset to the Company and include fees paid to the respective state, attorneys, and healthcare consultants in order to obtain the CON. CONs are amortized on a straight-line basis over 15 years life. As of December 19, 2003, accumulated amortization related to the CONs was $3. Estimated future annual amortization expense is as follows: $3, and $8 for 2004 and 2005 through 2008, respectively.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are recognized for the differences between the tax basis of assets and liabilities and their reported amounts at each period-end. The amounts recognized are based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Stock-Based Compensation—SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Under the provisions of APB Opinion No. 25, compensation cost for stock options issued to employees is measured at the excess, if any, of the fair value of the Company’s common stock at the date of grant over the amount an employee must pay to acquire the stock.

Stock-based transactions with individuals other than employees would be measured at fair value and reported as expense or an exchange of assets, as appropriate, under the provisions of SFAS No. 123.

Had the Company recorded compensation expense based on the estimated grant-date fair value, as defined by SFAS No. 123, the Company’s pro forma net income for the period ended December 19, 2003:

Net income—as reported	$4,749
Add stock-based employee compensation expense determined under APB No. 25 and related interpretations, net of related tax effects	4,135
Less stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(299)

Pro forma net income	$8,585

The Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded, which are included in the pro forma results above. The following assumptions were used to derive the fair values of the outstanding options at the grant date:

Dividend yield	0.00%
Risk free interest rate	4.80%-6.41%
Expected life (years)	3
Expected volatility	0.00%

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Recently Issued Accounting Standards—In December 2003, the FASB issued FIN No. 46(R), Consolidation of Variable Interest Entities — an interpretation of ARB 51 (revised December 2003), which replaced FIN 46. This interpretation addresses consolidation by business enterprises of variable interest entities (“VIE”) when certain characteristics are present. Nonpublic entities with an interest in a VIE created after December 31, 2003, are required to apply this Interpretation to that entity immediately. Nonpublic entities are required to apply this interpretation to all VIE’s by the beginning of the first annual period beginning after December 15, 2004. The Company has determined that it is not reasonably possible that it will be required to consolidate or disclose information about a variable interest entity upon the effective date of FIN No. 46(R).

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for 2003, except for certain mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of this statement during the first annual period beginning after December 15, 2004 and certain provisions related to all other mandatorily redeemable financial instruments issued by nonpublic entities and certain mandatorily redeemable non-controlling financial interests issued by public or nonpublic companies which have been deferred indefinitely. The adoption of the requirements of SFAS No. 150 not related to mandatorily redeemable financial instruments during 2003 did not have a material impact on the Company’s consolidated financial position or results of operations. The Company does not expect the adoption of the remaining requirements of SFAS No. 150 related to mandatorily redeemable financial instruments to have a material impact on the Company’s consolidated financial position or results of operations.

3. Property and equipment

Property and equipment consist of the following as of December 19, 2003:

Buildings and leasehold improvements	$1,023
Construction in progress	151
Equipment	439
Furniture and fixtures	130
Computer software and hardware	382

2,125
Less accumulated depreciation	(718)

$1,407

4. Long-term debt

The Company entered into an $18,500 credit agreement with its lender. The Company’s credit agreement provided the Company with a term note in the amount of $8,000 (“Term Note A”) repayable in quarterly installments of amounts ranging from $63 to $813 through March 2005; a term note in the amount of $7,500 (“Term Note B”) due on March 31, 2006; and a revolving line of credit (the “Revolver”) in the amount of $3,000, which was scheduled to expire March 31, 2005. The Company’s credit agreement also provided letters of credit available to the Company in an amount not to exceed $250. Substantially all of the assets of the Company were pledged as collateral under the Company’s credit agreement.

Term Note A and the Revolver bore interest, at the option of the Company, at the lender’s base rate plus 1.75 percent or LIBOR plus 3.25 percent. Term Note B bore interest, at the option of the Company, at the lender’s base rate plus 2.25 percent or LIBOR plus 3.75 percent. The weighted average interest rate on outstanding borrowings based on LIBOR under Term Note A and Term Note B were approximately 4.61 percent and 5.11 percent, respectively, for the period ended December 19, 2003. There were no amounts outstanding during the period under the Revolver.

In addition, the credit agreement called for an unused commitment fee payable monthly, in arrears, at a rate of 0.5 percent.

Subject to certain limitations, amounts outstanding under the Term Notes could be prepaid at the Company’s option. Amounts outstanding under the Term Notes were mandatorily prepayable, without penalty, in increments upon the occurrence of certain events, including excess annual cash flow, as defined in the credit agreement. The Company’s credit agreement contained certain restrictive covenants that required minimum EBITDA levels as well as specific ratios such as fixed charge coverage, interest coverage, and total indebtedness to EBITDA. The covenants also placed limitations on capital expenditures, other borrowings, and affiliate transactions. The Company is in compliance with all financial covenants at December 19, 2003.

In conjunction with the issuance of Term Note B, the Company issued 4,023 shares of its Class B common stock to its lender. The Company recorded the estimated value of the Class B shares of $500 at April 27, 2000 as a discount to Term Note B. The discount is being amortized on a straight-line basis, which approximates the effective interest method, over the term of Term Note B. This amortization resulted in a charge to interest expense of approximately $83 for the period ended December 19, 2003.

The balance outstanding under the credit agreement as of January 1, 2003 of $7,846, which was comprised of $3,675 outstanding under Term Note A and $4,171 outstanding under Term Note B, was repaid during 2003 under the excess annual cash flow provisions of the credit agreement with the final voluntary loan prepayment on the Term Note A and Term Note B made by the Company on September 30, 2003. Pursuant to the credit agreement, there were no penalties in conjunction with these prepayments. The remaining unamortized discount of $195 and the remaining unamortized balance of debt issuance cost of $138 were charged to loss from early extinguishment of debt during the period ended December 19, 2003.

5. Income taxes

The components of income tax expense consist of the following for the period ended December 19, 2003:

Current income tax expense:
Federal	$1,872
State	691

2,563

Deferred income tax liability (benefit):
Federal	587
State	22

609

Total	$3,172

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as indicated below:

	Amount	%
Federal income tax at statutory rate	$2,693	34.00%
State income taxes (net of federal income taxes)	472	5.95%
Meals and entertainment	9	0.12%
Other	(2)	(0.03)%

Provision for income taxes and effective tax rate	$3,172	40.04%

Deferred tax assets and liabilities consist of the following at December 19:

Deferred tax assets:
Accrued expenses and reserves	$77
Net operating loss carryforwards	96

173
Deferred tax liability—Depreciation and amortization	(1,414)

Net deferred tax liability	$(1,241)

At December 19, 2003, the Company had approximately $0 and $1,411 of federal and state net operating loss carryforwards, respectively. The state net operating loss carryforwards will expire in varying amounts beginning in 2015 through 2022.

No valuation allowance has been recorded against the deferred tax assets as of December 19, 2003 as the Company believes that it is more likely than not that all of the deferred tax assets will be realized.

6. Shareholders’ equity

The Company has 100,000 shares of common stock authorized for issuance designated as Class A common stock (93,975 shares authorized) and Class B common stock (6,025 shares authorized). All shares of Class A and B common stock are identical, except Class B shares have no voting rights (as outlined in the Company’s charter), and the Class B shares contain an optional conversion feature to Class A shares (on a one-for-one share basis).

On December 19, 2003, pursuant to the Agreement among the Company’s shareholders and CRC Health, the Company, immediately preceding the sale of all of its outstanding common stock to CRC Health, distributed cash in the amount of $5,067 to its shareholders in the form of a dividend (see Note 11).

7. Stock based compensation

The Company’s Board of Directors approved the 2000 Stock Option Plan, as amended, for key employees, officers, directors or consultants (the “Option Plan”), which provides for the grant of incentive stock options as determined by the Compensation Committee of the Board of Directors.

Under the Option Plan, 10,000 shares of the Company’s Class A common stock have been reserved for issuance. Options under the Option Plan provide for the purchase of the Company’s common stock at not less than the fair value on the date the option is granted. Transactions under the Option Plan are summarized as follows:

	Number of Shares	Range of Exercise Prices	Weighted- Average Exercise Price
Options outstanding—December 31, 2002	7,468	$125.00-520.03	$231.40
Granted	600	788.52	788.52
Exercised	(8,068)	125.80-788.52	272.83
Options outstanding—December 19, 2003	—	$—	$—

The weighted average fair value of options granted during the period ended December 19, 2003 was $44.82.

On December 19, 2003, immediately preceding the sale of the Company’s outstanding common stock to CRC Health, all outstanding options became fully vested pursuant to the accelerated vesting provisions related to a change in control as provided in the Option Plan. As a result, the 8,068 outstanding options were exercised using a cashless option exercise in which the Company withheld from shares that would otherwise be issued upon exercise the number of shares having a fair value equal to the option exercise price. As a result of this cashless exercise with shares held for less than six months, the Company was required, pursuant to APB Opinion No. 25 and related interpretations, to recognize compensation expense of $6,897, representing the difference between the option exercise price and the estimated fair value of the options at exercise.

8. Commitments and contingencies

The Company leases its headquarters, individual clinics and certain computer equipment under noncancelable operating lease agreements expiring through October 2008. Total lease expense was approximately $1,049 for the period ended December 19, 2003. Approximate future minimum rental payments under noncancelable operating leases having remaining terms in excess of one year are as follows for fiscal years:

2004	$1,193
2005	1,102
2006	1,040
2007	940
2008	761
Thereafter	1,057

$6,093

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions, if any, is not material to the Company’s consolidated financial position, results of operations, or cash flows. The Company is subject to numerous federal, state, and local environmental and other laws and regulations. Management believes that the Company is in material compliance with such laws and regulations and that potential environmental or other liabilities, if any, are not material to the Company’s consolidated financial position, results of operations, or cash flows.

9. Related party transactions

As of December 19, 2003, the Company’s former lender holds 6,023 shares of the Company’s Class B non-voting common stock, of which 4,023 shares were issued in connection with the Company’s Term Note B (see Note 4).

During the period ended December 19, 2003, the Company reimbursed Harbert Management Corporation (“HMC”), an affiliate of the Company’s majority shareholder, approximately $9 related to lease, administrative and other expenses. Included in other current assets are pre-paid rent disbursed to Harbert Realty Services, Inc. in the amount of $7 for the period ended December 19, 2003.

10. Defined contribution plan

Effective January 1, 2001, the Company established the National Specialty Clinics, Inc. 40l(k) Profit Sharing Plan and Trust for all eligible employees. The Company may make matching contributions equal to a discretionary percentage of the employees’ elective salary reductions. Additionally, the Company may make its own discretionary contribution. Contribution expense recognized by the Company under the plan totaled approximately $34 for the period ended December 19, 2003.

11. Subsequent event

Effective December 20, 2003, all of the Company’s common stock was acquired by CRC Health for a purchase price of $91,400 in cash, net of escrowed amounts totaling $4,800. The Company’s results of operations beginning December 20, 3003, are included in CRC Health’s consolidated financial statements.

******

CRC Health Corporation

Offer to Exchange

10 3/4% Senior Subordinated Notes

due February 1, 2016

($200,000,000 Principal Amount)

For

10 3/4% Senior Subordinated Notes

due February 1, 2016

($200,000,000 Principal Amount Outstanding)

PROSPECTUS

Until November 6, 2006, all dealers that effect transactions in these securities, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.